As filed with the Securities and Exchange Commission on April 22, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.

The Bank of Bermuda Limited
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organisation)

6 Front Street, Hamilton HM 11, P.O. Box HM 1020
Hamilton HM DX, Bermuda
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class None	Name of Each Exchange on which Registered None

Securities to be registered pursuant to Section 12(g) of the Act.

Common Shares, par value Bermuda $1.00 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares par value Bermuda $1.00 per share—29,905,440

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐             No  ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐         Item 18  ☑

INFORMATION CONTAINED HEREIN

Unless we indicate otherwise, all per share and financial information contained herein:

•
expresses amounts in Bermuda dollars; one Bermuda dollar is equivalent to one United States dollar and has been at a parity with one United States dollar since 1981 as a result of an order issued under the Bermuda Monetary Authority Act; and

•
reflects a 1-for-10 stock dividend per share paid on September 15, 1999 to all shareholders of record as of August 31, 1999, a 1-for-7 stock dividend paid on August 31, 2000 to all shareholders of record on August 18, 2000, and a 1-for-10 stock dividend paid on January 15, 2002 to all shareholders of record on December 31, 2001.

You should rely only on the information contained herein. We have not authorised any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing herein is accurate only as of the date it was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since that date.

CERTAIN DEFINITIONS

In this registration statement, the terms “Bank of Bermuda,” “Bank,” “we,” “us” and “our” as used herein refer to “The Bank of Bermuda Limited” and its subsidiaries as a consolidated entity, except where it is made clear that this term only means the parent company.

i

FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “strives,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those referred to in Item 3, “Key Information—Risk Factors” and elsewhere in this registration statement. Some relevant factors include, but are not limited to each of the risks outlined in the “Risk Factors” section and the following:

•	changes in securities market valuations;

•	changes in foreign exchange rates;

•	fluctuations in interest rates;

•	inflation;

•	volatility and volume of securities transactions in emerging markets;

•	volatility of currency markets;

•	changes in savings rates or investment behaviour;

•	changing pension requirements in target markets, including the Mandatory Provident Funds in Hong Kong;

•	government regulations, including banking regulations;

•	local economic conditions; and

•	competition in the geographic and business areas in which we conduct our operations.

The forward-looking statements are made as of the date of this registration statement, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER
UNITED STATES FEDERAL SECURITIES LAWS

We are organised under the laws of Bermuda. All of our directors and executive officers, and our accountants, reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. We have appointed C T Corporation System as United States agent for service of process with respect to actions under U.S. securities laws.

We have been advised by our Bermuda counsel, Conyers, Dill & Pearman, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgements in civil and commercial matters. Consequently, there is doubt as to whether:

•
a final judgement for the payment of money rendered by a federal or state court in the United States based solely upon the civil liability provisions of the United States federal securities laws, would be enforceable in Bermuda against the Bank of Bermuda or our directors or executive officers although Bermuda courts will enforce foreign judgements for a judgement awarding money damages in other civil matters, subject to certain conditions and exemptions; and

•
an action could be commenced in Bermuda against the Bank of Bermuda or our directors or executive officers on the basis of liability based solely upon the provisions of the United States federal securities laws.

A Bermuda court may, however, impose civil liability on us or our directors or executive officers in a suit brought in the Supreme Court of Bermuda against any of these parties, provided that the facts alleged give rise to a cause of action under Bermuda law. Remedies available under the laws of United States jurisdictions, including some remedies under the United States federal securities laws, might not be allowed in Bermuda courts because these remedies would be considered contrary to public policy.

In this regard, Conyers, Dill & Pearman has advised us that there is a general principle that the Bermuda courts will not enforce the penal laws of foreign jurisdictions. In a 1983 case, the Privy Council defined penal laws to include not only crimes in the strict sense, but also “all breaches of public law punishable by pecuniary mulct or otherwise, at the instance of the state government, or someone representing the public” and “all suits in favour of the state for the recovery of pecuniary penalties for any violation of statutes for the protection of its revenue or other municipal laws, and to all judgements for such penalties.”

Although a penalty in this sense typically means a sum payable to the state, and not to a private claimant, it could be argued that a claim under the U.S. securities laws is in effect a claim to enforce penalties on behalf of the state and it is possible that an award of punitive or multiple damages in a U.S. securities law action would be regarded as penal.

Moreover, it is probable, but not certain, that the Bermuda courts will refuse to enforce the “public laws” of the United States, being laws enforced as an assertion of the authority of the state. Under case law, the matter is unclear. The U.S. securities laws would probably fall within the category of “public laws.”

These doctrines are the reason why Conyers, Dill & Pearman expresses doubts about the enforcement of judgements based upon the U.S. securities laws in the Bermuda courts and about commencement in Bermuda of actions based upon the U.S. securities laws.

It is common for claimants to advance claims under traditional common law or equitable doctrines, such as negligence, misrepresentation, breach of fiduciary duty, as well as under the U.S. securities laws. If a Bermuda resident has submitted to the jurisdiction of the U.S. court, a judgement based upon such traditional claims would probably be enforced by the Bermuda courts in Bermuda even though the claim was also based upon breaches of the U.S. securities laws, unless the judgement were simply for punitive or multiple damages. If a Bermuda resident had not submitted to the jurisdiction of a U.S. court, the judgement would not be enforceable in Bermuda.

With regard to liability under Bermuda securities laws, there appears to be no applicable statutory authority since the Bank is not offering new shares of its capital stock. Accordingly, Conyers, Dill & Pearman believes that only common law liabilities would be relevant (i.e., actions based on negligence, misrepresentation and breaches of fiduciary duty).

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Directors and Senior Management

The following table presents pertinent information concerning our directors as of the date of this registration statement. Our board consists of 14 directors, 13 of whom are non-executive directors. The business address of each of the persons in this table is as follows: c/o The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda.

Name	Current Position
Joseph C.H. Johnson, JP	Director, Chairman
Paul A. Leseur, MBE	Director, Deputy Chairman
E. Eugene Bean	Director
John D. Campbell, QC JP	Director
Peter N. Cooper	Director
The Hon. Ann F. Cartwright DeCouto, JP	Director
Geoffrey K. Elliott	Director
William de V. Frith, JP	Director
David P. Gutteridge	Director
David W. Hamshere, JP	Director
R. Blake Marshall	Director
Richard S.L. Pearman	Director
Henry B. Smith	Director, Chief Executive Officer
Dennis G. Tucker, JP	Director

The following table presents pertinent information concerning our executive officers who are members of the office of the chief executive as of the date of this registration statement. The business address of each of the persons in this table is as follows: c/o The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda.

Name	Current Position
Henry B. Smith	Chief Executive Officer
Philip M. Butterfield	Chief Operating Officer
Edward H. Gomez	Chief Financial Officer

Auditors

KPMG, independent chartered accountants (members of the Institute of Chartered Accountants of Bermuda), Crown House, 4 Par-la-ville Road, Hamilton, HM 08, Bermuda.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

Selected Financial Data

Selected income statement, balance sheet and financial ratio data for the Bank of Bermuda for each of the four fiscal years ended June 30, 1997, 1998, 1999 and 2000, the six months ended December 31, 2000 and the fiscal year ended December 31, 2001 presented below are derived from our Consolidated Financial Statements. Our Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles and have been audited by KPMG. The selected financial information for the calendar year ended December 31, 2000 has been derived from our unaudited consolidated financial statements, which have also been prepared in accordance with United States generally accepted accounting principles and, in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations for such periods. You should read the following financial information with the more detailed information contained in Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our Consolidated Financial Statements and the notes to the Consolidated Financial Statements, each included in this registration statement. The historical results are not necessarily indicative of future results.

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2001	2000	2000	2000	1999	1998	1997
		(Unaudited)
	(BD$ in thousands, except per share data)
Operating Results:
Non-Interest Income	$256,977	$247,219	$124,383	$234,674	$197,796	$204,163	$180,960
Net Interest Income
Interest Income	487,212	632,032	327,581	558,253	512,947	581,154	499,364
Interest Expense	(289,538)	(427,028)	(222,816)	(376,044)	(369,061)	(447,704)	(386,638)

Net Interest Income	197,674	205,004	104,765	182,209	143,886	133,450	112,726
Provisions for Loan Losses	(2,662)	(2,641)	(2,589)	(916)	(374)	(7,857)	(1,902)
Other Income/(Loss)	(1,936)	7,886	6,441	5,207	10,416	6,323	13,916
Gains/(Losses) on Marketable Securities	(6,245)	(16,120)	(12,967)	(2,162)	2,213	(25,227)	(37,905)

Total Revenue	443,808	441,348	220,033	419,012	353,937	310,852	267,795
Operating Expenses	(376,960)	(319,915)	(162,076)	(304,820)	(275,373)	(243,594)	(213,325)

Operating Income, before Income Taxes	66,848	121,433	57,957	114,192	78,564	67,258	54,470
Income Taxes	(6,771)	(7,185)	(3,228)	(8,138)	(4,928)	(8,229)	(8,883)

Income from Operations, after Income Taxes	60,077	114,248	54,729	106,054	73,636	59,029	45,587
Cumulative Effect of a Change in Accounting Principle	—	1,517	1,517	—	—	—	—

Net Income	$60,077	$115,765	$56,246	$106,054	$73,636	$59,029	$45,587

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2001	2000	2000	2000	1999	1998	1997
		(Unaudited)
Net Income per Common Share(1):	(BD$ in thousands, except per share data)

Basic
Net Income	$2.00	$3.81	$1.82	$3.61	$2.59	$2.08	$1.61
Cumulative Effect of a Change in Accounting Principle	—	0.05	0.05	—	—	—	—

Net Income	$2.00	$3.86	$1.87	$3.61	$2.59	$2.08	$1.61

Diluted
Net Income	$1.91	$3.72	$1.76	$3.53	$2.52	$2.03	$1.61
Cumulative Effect of a Change in Accounting Principle	—	0.05	0.05	—	—	—	—

Net Income	$1.91	$3.77	$1.81	$3.53	$2.52	$2.03	$1.61

Dividends Per Share(1)	$0.981	$1.367	$0.937	$1.006	$0.853	$0.695	$0.636
Dividend Payout Ratio	51.4%	36.3%	51.8%	28.5%	33.8%	34.2%	39.5%
Dividends Per Share Excluding Special Dividends	$0.981	$0.890	$0.460	$0.644	$0.780	$0.695	$0.636
Dividend Payout Ratio Excluding Special Dividends(1)	51.4%	23.6%	25.4%	18.2%	31.0%	34.2%	39.5%
Weighted Average Shares Outstanding(1)
Basic	29,977	29,969	30,060	29,355	28,437	28,359	28,229
Diluted	31,386	30,734	31,142	30,029	29,190	29,072	28,229

Balance Sheet Data:
Cash and Deposits with Banks	$3,570,005	$4,850,264	$4,850,264	$4,446,741	$4,351,619	$6,524,021	$5,202,982
Marketable Securities	5,467,875	4,693,762	4,693,762	3,983,585	3,463,971	3,149,645	3,334,910
Loans less allowance for loan losses	1,477,577	1,514,019	1,514,019	1,580,910	1,437,311	950,298	1,110,201
Total Assets	10,808,019	11,373,759	11,373,759	10,350,573	9,557,251	10,897,219	9,921,932
Customer Deposits	9,943,466	10,509,922	10,509,922	9,478,593	8,731,532	9,469,362	9,345,701
Shareholders’ Equity	629,383	626,447	626,447	604,033	484,112	443,948	388,066

Ratios:
Non-Interest Income to Total Revenues	57.9%	56.0%	56.5%	56.0%	55.9%	65.7%	67.6%
Return on Equity(2)	9.5%	19.4%	18.3%	19.4%	16.0%	14.2%	12.2%
Return on Assets(2)	0.5%	1.1%	1.0%	1.1%	0.8%	0.6%	0.5%
Loans/Assets	13.7%	13.3%	13.3%	15.3%	15.0%	8.7%	11.2%
Tier 1 Ratio	15.3%	14.1%	14.1%	13.5%	13.1%	12.5%	10.1%
Total Capital Ratio	15.8%	14.5%	14.5%	13.8%	13.9%	13.4%	12.2%
Equity to Assets	5.8%	5.5%	5.5%	5.8%	5.1%	4.1%	3.9%
Tangible Equity to Tangible Assets	5.7%	5.4%	5.4%	5.7%	4.9%	4.1%	3.9%

Other (not in thousands):
Employees at Period End	2,926	2,830	2,830	2,739	2,623	2,427	2,237
Shareholders at Period End	7,173	7,052	7,052	6,683	6,291	5,962	6,091

(1)
Reflects a 1-for-10 stock dividend per share paid on September 15, 1999 to all shareholders of record as of August 31, 1999 and a 1-for-7 stock dividend paid on August 31, 2000 to all shareholders of record on August 18, 2000, and a 1-for-10 stock dividend paid on January 15, 2002 to all shareholders of record on December 31, 2001.

(2)	Percentages based on average quarter end balances.

Capitalisation

The following table presents our capitalisation and regulatory capital ratios on a consolidated basis at  March 31, 2002. You should read this table along with Item 3, “Key Information—Selected Financial Data,” Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations and Financial Condition” and Item 18, “Financial Statements,” and the related notes and the other financial information in this registration statement.

As of March 31, 2002
(unaudited) (BD$ in thousands)
Total Long-Term Indebtedness	$—
Shareholders’ Equity:
Common Share Capital, $1 par value:
Authorised 140,000,000 shares
Outstanding 29,905,440 shares	$29,905
Share Premium	420,833
Retained Earnings	215,937
Accumulated Other Comprehensive Loss	(17,700)

Total Shareholders’ Equity	$648,975

Total Capitalisation	$648,975

Capital Ratios:
Tier 1 Ratio	14.7%
Total Capital Ratio	15.2%

Risk Factors

If you invest in our common shares, you will be subject to risks inherent in our business. The value of your investment may increase or decrease and could result in a loss. You should carefully consider the following risk factors as well as other information contained in this registration statement before deciding to invest in our common shares.

Risks Related to the Bank of Bermuda

We are not supported by a central bank from which we can borrow funds if we experience liquidity shortages, and our deposits are not insured.

Unlike many jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow funds if we experience liquidity shortages. There is also no central bank or similar governmental agency in Bermuda that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States. Therefore, if we experience a severe liquidity shortage and we do not have the assets to pay our depositors when requested, our business could fail. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our fee income will decline if the financial markets experience a downturn or if there is a decrease in the value of foreign currencies relative to the Bermuda dollar.

As a custodian, trustee and money manager, our businesses are affected by conditions in the financial markets and economic conditions generally, both in Bermuda and throughout the world. Since the fees that we charge for our custodial, trust and investment management services are partially based on the value of our clients’ assets, our revenues and profits will typically decline in the event of a market downturn in the United States or other foreign jurisdictions. We believe that this decline would be more significant than if we were a more traditional bank that relied primarily on lending activities to generate revenues and profits. Declines in foreign currencies relative to the Bermuda dollar would also decrease the value of these assets in Bermuda dollar terms and negatively affect our revenues and profits. See Item 5, “Operating and Financial Review and Prospects—Financial Condition.”

We rely on sub-custodians in various locations outside of Bermuda and their failure to satisfactorily perform their duties could create liability or damage our reputation.

In the markets in which we conduct business around the world, our global fund services business uses sub-custodians to provide settlement of trades and to facilitate the transfer of funds. We generally accept full liability for the selection of sub-custodians and all activities performed by the sub-custodian and their staff on our behalf and on behalf of our customers. The failure of a sub-custodian to properly perform its services to us and to our clients could subject us to liability or could adversely affect our reputation. Any liability or damage to our reputation could adversely affect our operations. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk—Risk Management—Credit Risk—Global Custody Credit Risk.”

Risks Related to Conducting Business in Bermuda

Changes in Bermuda’s political or economic stability could impair its position as an international business centre and adversely affect our business.

An important part of our business is servicing the needs of international businesses that are based in Bermuda. Bermuda’s attraction as an international business centre is dependent on Bermuda’s political and economic stability. Accordingly, any changes that negatively impact Bermuda’s political or economic stability could adversely affect our business.

Bermuda is the oldest self-governing overseas territory of the United Kingdom. A change in this status could impair Bermuda’s attraction as an international business centre. In 1995, Bermuda’s electorate voted to retain Bermuda’s status as a British overseas territory. However, the status of Bermuda as a British overseas territory continues to be a matter of public debate and consideration. If Bermuda elected to become independent of Britain, it could affect the business community’s perception of Bermuda as a stable and secure business environment. This could result in loss of business for the Bank.

Changes in Bermuda’s credit rating could adversely affect our business.

Our credit rating is an important factor in attracting deposit funds and business in general. An institution’s credit rating is unlikely to exceed the credit rating of its home jurisdiction. Therefore, our credit rating is unlikely to be higher than the rating assigned to Bermuda, which currently has a credit rating of Aa1 from Moody’s reflecting its favourable macro-economic fundamentals, high per capita income, conservative fiscal management and low debt ratios. Should any of the factors supporting Bermuda’s credit rating change, the jurisdiction’s rating may be lowered and, as a result, our credit rating could be reduced, which could adversely affect our business.

Changes in Bermuda’s tax policies or reputation could adversely affect our business.

In June 2000, the Organisation for Economic Cooperation and Development, or the OECD, a 30-member organisation of major countries, published a report listing 35 jurisdictions, most located offshore, that it believes are “tax havens” whose harmful tax practices are intended to attract assets from individuals and entities who want to escape taxation in their home countries. The 35 tax haven jurisdictions cited in the OECD report were given a year to overhaul their tax laws or face potential economic sanctions from OECD member countries.

Bermuda and five other jurisdictions were not included on the list because they have made a public commitment to address any deficiencies in their tax regimes and abandon those elements which the OECD considers objectionable. This could require Bermuda to implement measures, including possible legislation, to meet OECD requirements. If Bermuda were to fail to implement these measures, or if OECD requirements change in a way not acceptable to Bermuda, Bermuda could then be identified as a tax haven by the OECD and face potential economic sanctions from OECD members. As a result of any such actions by the OECD or other international organisations, our business could suffer. See Item 4, “Information on the Company—Regulation and Supervision—The Organisation for Economic Co-operation and Development.”

In addition, to the extent that Bermuda’s tax policies change, this could make Bermuda less attractive as an offshore location to our clients, which could adversely affect our business. As of the date of this registration statement and with few exceptions, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders other than shareholders ordinarily resident in Bermuda. Currently, Bermuda employs a value added consumption based tax scheme. If the status of any of these taxes changes, a possibility that has from time to time been discussed in the legislature, the value of your common shares could be adversely affected.

The value of your common shares could be adversely affected if Bermuda authorities withdraw or materially amend legislation placing the Bermuda dollar on parity with the United States dollar.

One Bermuda dollar is equivalent to one United States dollar, and has been at a parity with one United States dollar since 1981, as a result of an order issued under the Bermuda Monetary Authority Act. However, we cannot assure you that this parity will continue. In the event that the Governor of Bermuda, pursuant to the Bermuda Monetary Authority Act, issues an order that materially affects the Bermuda Dollar Parity Order 1981, the value of your common shares could be adversely affected.

Our ability to pay dividends to non-Bermuda residents and the transfer of our common shares to non-Bermudians could be impaired by Bermudian regulations.

We currently pay cash dividends to non-Bermuda residents in U.S. dollars. The present policy of Bermuda’s Controller of Foreign Exchange is to permit the conversion of Bermuda dollars and payment of bona fide dividends in foreign currency to shareholders who are “ non-residents” of Bermuda, provided that all payments are processed through an authorised dealer. The Bank qualifies as an authorised dealer for this purpose. However, if the Controller of Foreign Exchange were to change this policy, our ability to pay dividends to non-Bermuda residents could be impaired and the value of your common shares could be adversely affected.

It has been the policy of the Controller of Foreign Exchange for the past 20 years to permit the free transferability of the shares of Bermuda companies where the shares are listed on an “appointed stock exchange,” as defined in the Companies Act 1981. Absent this approval, each transfer of our common shares to or from non-residents of Bermuda for the purposes of exchange control would require specific approval by the Controller of Exchange. Because the Nasdaq National Market and the Bermuda Stock Exchange currently qualify as appointed stock exchanges under this definition, our shareholders are able to freely transfer their common shares without specific exchange control permission. The Controller of Foreign Exchange confirmed this general policy in the public information notice it issued in January 1998. However, if the Controller of Foreign Currency changed this policy or imposed conditions on the transferability of shares, the liquidity of the common shares could be adversely affected and the ability of shareholders to transfer their common shares could be impaired. See Item 10, “Additional Information—Description of Share Capital—Dividends and Paying Agents” and “Additional Information—Description of Share Capital—Transfer Restrictions.”

We could lose our exemption from a requirement that 60% of our common shares and 60% of the total voting rights attached to our common shares be owned and exercisable by Bermudians and, as a result, non-Bermudian holders of common shares could be required to divest their shares.

The Minister of Finance of Bermuda has recently issued a licence allowing us to carry on business in Bermuda without complying with the provisions of the Third Schedule to The Companies Act 1981. The Third Schedule would otherwise require that:

•	the Bank be controlled by Bermudians;

•	60% of our shares be beneficially owned by Bermudians; and

•	at least 60% of the total voting rights in the Bank be exercisable by Bermudians.

If we lose this exemption at a time when less that 60% of our shares are owned by Bermudians, it is unclear how the Minister of Finance would enforce the provisions of the Third Schedule to The Companies Act 1981 because there is no precedent for the revocation of this type of licence. Among the actions the Minister of Finance could consider include ordering non-Bermudian holders of common shares to divest their shares until at least 60% of our common shares were owned by Bermudians or ordering us to issue shares to Bermudians until the ownership of our common shares by Bermudians reached 60%. See Item 4, “Information on the Company—Regulation and Supervision—General Bermudian Supervision.”

Our Bermuda-based portfolios are subject to various risks that could adversely affect the value of these portfolios.

We consider that our Bermuda commercial lending and retail loan portfolio, which includes consumer and personal loans, mortgages and credit cards represent “Bermuda” risk. For instance, a significant portion of our lending is for the purpose of purchasing, or is secured by, Bermuda real estate. As a result of our high exposure to Bermuda, and in particular Bermuda real estate, the value of our portfolios generally fluctuate with changes in the strength of the Bermuda real estate market. Our Bermuda-based portfolios are also subject to economic risk, emanating primarily from the United States. The U.S. economy has a direct and significant impact on Bermuda and, as a result, on the credit risk of our Bermuda-based borrowers. Bermuda does not have a diverse economy and deterioration in one of its key industries would be especially harmful to the overall economy. The two primary industries in Bermuda are tourism and international business. According to Bermuda’s Department of Tourism, 85% of tourists visiting Bermuda in 1999 were from the U.S., primarily from the U.S. East Coast. Bermuda has experienced a decline in the number of tourists. We believe that this decline is due in part to the economic downturn in the U.S. and was exacerbated by the September 11th terrorist attacks. As a result of the decline in Bermuda’s economy due to the deterioration of its tourism industry, we believe that losses inherent in our Bermuda loan portfolios have increased. If Bermuda’s tourism industry continues to decline, our Bermuda based portfolios could be further negatively impacted. International business, now Bermuda’s largest revenue generator, is subject to many other external economic and regulatory-related factors that could significantly impact Bermuda. See Item 5, “Operating and Financial Review and Prospects—Financial Condition” for a description of these factors.

Shareholders of a Bermudian company will not have access to the same remedies and legislative frameworks as shareholders of a United States company.

We are incorporated under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law, including the Companies Act 1981, the Bank of Bermuda Act and our bye-laws. The rights of shareholders under Bermuda law differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, because the United States and Bermuda do not currently have treaties providing for reciprocal recognition and enforcement of judgements in civil and commercial matters, there is doubt as to whether remedies available under the laws of United States jurisdictions, including remedies under the United States federal securities laws, would be allowed in Bermuda courts given that these remedies might be considered contrary to public policy. See the section entitled “Enforceability of Civil Liabilities Under United States Federal Securities Laws.”

Not only are the laws in Bermuda different from, and sometimes incompatible with, laws in the United States, but the processes by which they are established are also different. If you are not familiar with the Bermudian legislative process and the factors and individuals influencing the political environment, you should not make assumptions about the status of various legal and political issues. The status of laws currently in place, and areas not currently governed, are subject to change. Your interests could be adversely affected if significant regulations are added or deleted from Bermuda’s existing statutory framework.

Provisions of Bermuda law could adversely effect your rights as a holder of our common shares.

Under the provisions of the Banks and Deposit Companies Act 1999, or BDCA, and a licence we have received under the Companies Act 1981, your rights as a holder of common shares could be impaired if you become a shareholder controller, which is defined as a person who acquires control over more than 10% of the voting power of our common shares. The BDCA prohibits a person from becoming a shareholder controller of the Bank without receiving the approval of the Bermuda Monetary Authority, or BMA. In addition, no shareholder controller may increase the number of common shares over which he has control of voting rights by any multiple of 10% without the approval of the BMA. If you become a shareholder controller, or as a shareholder controller increase your control over voting rights of our common shares without this approval, the BMA may impose one or more of the following restrictions:

•	voiding any transfer of, or agreement to transfer, shares controlled by you;

•	cancelling the voting rights in respect of your shares;

•	disallowing the issuance of any further shares to you; and

•	except in liquidation, not allowing the payment of any sums due on your shares.

In addition to these restrictions, under the provisions of a new bye-law we adopted as required by the licence issued to us pursuant to the Companies Act 1981, if you acquire more than 40% of our outstanding common shares, you cannot exercise the voting rights attached to shares in excess of the 40% unless you have the consent of the Minister of Finance to hold those shares. See Item 4, “Information on the Company—Regulation and Supervision—Shareholders of a Deposit-Taking Institution.”

Risks Related to Our Common Shares

Your investment in the common shares could have adverse tax consequences if we were classified as a “passive foreign investment company.”

An investment in our common shares could have material and adverse tax consequences to United States taxpayers. If you are a United States taxpayer, you will be subject to adverse tax treatment if the United States Internal Revenue Service classifies us as a “passive foreign investment company,” or PFIC. Although we believe that we are not a PFIC, our determination that we are not a PFIC assumes that certain regulations proposed by the United States Internal Revenue Service will be adopted in final form. Our determination that we are not a PFIC also depends upon whether our holdings of passive assets remain at a level that will not cause us to become a PFIC. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified by the United States Internal Revenue Service as a PFIC for the current or any future taxable year. See Item 10, “Additional Information—Taxation” for a discussion of these tax consequences.

Because no trading market existed for our common shares in the United States before the effective date of this registration statement, we cannot offer any assurances that an active public market will develop.

Before the effective date of this registration statement, the common shares have only traded on the Bermuda Stock Exchange, or BSX, and there has not been a public market for the common shares in the United States.

Historical trading volumes for our common shares on the BSX have been low when compared to the number of outstanding shares. At present, a highly liquid trading market for selling and purchasing large amounts of our common shares does not exist in Bermuda. See Item 9, “The Offer and Listing—Market Information—Bermuda Stock Exchange—Trading Operations.” We have applied to have our common shares approved for quotation on the Nasdaq National Market under the symbol “BBDA.” There can be no assurance that an active public market in the United States will develop or continue after the effective date of this registration statement.

Provisions of our bye-laws and shareholder rights plan and applicable law could prevent or delay a change of control.

Provisions of our bye-laws and shareholder rights plan and provisions of applicable law, including our licence from the Minister of Finance of Bermuda, may discourage, delay or prevent acquisitions of our shares by certain persons or a merger, change of management or other change of control that a shareholder may consider favourable. In addition, these provisions could limit the price that investors might be willing to pay in the future for our common shares. See Item 10, “Additional Information—Description of Share Capital” and Item 4, “Information on the Company—Regulation and Supervision.”

Item 4.    Information on the Company

Business

Overview

We are an offshore provider of fund administration, trust, custody, asset management and banking services through our network of international offices. We focus on servicing clients that require more specialised expertise, including alternative investment vehicles and high net worth private clients with international wealth management and cross-border investment needs. We believe that our approach and expertise allow us to differentiate ourselves from commodity type service providers that provide more generic services and compete primarily on the basis of price and their ability to service higher transaction volumes. We provide customised services and the ability to work with our clients to address regulatory, tax and legal issues affecting their financial affairs in and across different jurisdictions through coordinated services from multiple international locations.

As of December 31, 2001, we had:

•	total assets of $10.8 billion; and

•	total shareholders’ equity of $629.4 million.

For almost 70 years, we have focused our growth on providing fiduciary, administration, asset management, banking and custody services to international clients. We believe that we have developed a reputation for integrity and customer service, based on our long-standing client relationships. Our business is organised into four client-focused business divisions, which operate across our network of international offices. Each of our four business divisions has developed a specialised set of services, which we believe provides a framework for our continued growth:

•
Global fund services, or GFS, is focused on providing all areas of fund servicing and custody for segments of the investment industry with developing and complex needs, including alternative investment vehicles such as hedge funds, emerging market funds, fund-of-funds and private equity funds.

•	Private client services has built on our international network and Bermuda’s offshore location to offer internationally coordinated services to high net worth individuals and families.

•	Corporate cash management is primarily focused on the cash management needs of offshore insurance and related companies.

•	Retail client services is the largest provider of banking services to individuals and businesses in Bermuda.

The following table shows the contribution by each of our four business divisions to our total revenue and net income in the years ended December 31, 2001 and December 31, 2000 (unaudited):

	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(BD $ in thousands)
Year Ended December 31, 2001
Revenue	$188,168	$103,192	$60,788	$80,227	$11,433	$443,808
Revenue Contribution	42.4%	23.2%	13.7%	18.1%	2.6%	100.0%
Net Income/(Loss)	$23,171	$24,405	$37,036	$22,617	$(47,152)	$60,077
Net Income Contribution	38.6%	40.6%	61.7%	37.6%	(78.5%)	100.0%
Year Ended December 31, 2000 (unaudited)
Revenue	$178,937	$109,124	$58,598	$87,149	$7,540	$441,348
Revenue Contribution	40.5%	24.7%	13.3%	19.8%	1.7%	100.0%
Net Income/(Loss)	$32,992	$27,063	$35,144	$26,149	$(5,583)	$115,765
Net Income Contribution	28.5%	23.4%	30.3%	22.6%	(4.8%)	100.0%

History of the Bank

The Bank of Bermuda Limited was established in 1889 in Bermuda, and formally incorporated in 1891, by local merchants to support the financial requirements of their businesses and to provide general banking services to individuals. We have evolved as Bermuda has grown from a largely agrarian community to a popular tourist destination and a successful financial and banking centre.

Beginning in the early 1930s, we began to attract international business to Bermuda by establishing a trust department. This allowed us to act in a fiduciary capacity for international clients wishing to have their assets held in an offshore location. We experienced an increase in this business in the early 1950s with the establishment of Bermuda as a favoured location in which to incorporate captive insurance companies, which are corporate entities created and controlled by either a parent company, professional association or a group of businesses with the sole purpose to provide insurance for that parent, association or group as an alternative to purchasing insurance from the external market. With the more recent development of Bermuda as a leading reinsurance market, Bermuda has begun competing directly with established onshore markets, including those in New York and London.

As the offshore mutual fund industry developed in the late 1960s, we began providing banking, custodial and specialised services to this industry. Providing these services to corporate clients has not only contributed significantly to our revenues, but has also been an important factor supporting the development of our international network of offices.

In the late 1960s, we began establishing a physical presence outside Bermuda, and established a representative office in London and subsidiary operations in Guernsey. In 1974, we opened an office in Hong Kong and, in the years that followed, our international network expanded to include the Isle of Man, New York, the Cayman Islands, Dublin and Luxembourg. Our 1993 acquisition of the institutional trust business, including custody and administrative services, from the Standard Chartered Group, allowed us to significantly expand our operations in Hong Kong, and establish a strategic presence in Singapore. In 1994, we acquired the private trust subsidiaries of Standard Chartered Group, which included Jersey and South Pacific operations.

Strategic Plan

Long-term Strategy

Our strategy is to compete in markets that we believe are growing and in which we believe expertise and service are valued. As the banking industry has consolidated, we believe that there are new opportunities to differentiate ourselves from our competition as a provider of specialised expertise, such as integrating various products and services, including banking, custody and administration services and offshore fund formation. We believe that this is particularly evident in our global fund services and our private client services businesses. The elements of our long-term strategy include the following:

•	delivering a high level of integrated and individualised products and services;

•	developing selected market niches in recurring fee-based businesses;

•	leveraging advances in technology to develop improved products and increase efficiency; and

•	attracting and retaining highly qualified personnel with specialised skills.

Current Initiatives

Underlying our long-term strategy is our goal to build upon and strengthen our position as a provider of financial services. Our key current initiatives include the following:

•
Capitalising on global trends by growing our global fund services and private client services businesses. We believe that, in recent years, these businesses have been supported by several strong global trends, including an ageing population in developed countries, growing interest in cross-border investing and a growing number of high net worth individuals and families. We intend to leverage our existing network and client base to provide a wider range of products and services to our clients in these two business areas.

•
Global fund services.    We intend to continue to target clients that have complex needs and who will benefit from our expertise. To achieve this, we have refined the structure of our GFS management group to appoint global product heads, each of whom is responsible for developing and marketing services designed for an identified target client group. Our strategy is to achieve growth by focusing on profitable relationships and investing in client relationships and markets that we believe will allow us to achieve above average returns.

•
Private client services.    We see attractive opportunities to build on our reputation as a trust provider by offering additional wealth management services to our high net worth clients. We intend to continue the process of enhancing our product and service offerings in order to deepen our client relationships and increase our cross-selling of investment services. In addition, we plan to increase our coverage of products and services in selected geographic markets, where we expect growth in the number of high net worth individuals and families and where we believe that there are opportunities to provide value-added services. In this regard, we have assigned client relationship managers who are dedicated to each targeted geographic market and have individual sales targets on which their incentive compensation is based. In addition, we recently established a personal financial services department within our private client services division in Bermuda to meet the wealth management needs of “affluent” clients whose financial assets exceed the assets of the clients typically served by our retail client services division but are less than those of high net worth individuals traditionally served by private client services.

•	Embracing technology. The revolution in information technology and electronic commerce is rapidly changing client expectations and the structure of international markets.

•	Automation and Expansion of Services. We believe that developments in technology will allow us to further reduce costs through increased automation, expand our ability to service clients anywhere in the world and improve our products and services. One of our current technology initiatives is the implementation of straight through processing. This will allow our clients, through a tailored Internet front-end, to send money transfers, book fixed deposits, invest in off-balance sheet mutual funds and execute foreign exchange trades without any manual intervention.

•
Improving overall operating efficiency.    One of our goals in recent years has been to streamline our organisation to deliver improved services and enhance our overall efficiency. We intend to further streamline operations by restructuring support services and investing in technology.

•
Maintaining our traditional banking businesses.    We are focused on maintaining our corporate cash management and retail clients businesses in Bermuda and elsewhere by emphasising personal service and fostering long-term relationships.

Global Fund Services

Description

Our global fund services division, or GFS, provides offshore trust, custody and administration services to the investment fund industry. GFS provides services to over 1100 institutional clients world-wide, with an integrated set of tailored products and services that enable them to develop and execute investment strategies, enhance investment returns and evaluate and manage risk. We have a team of custody professionals in each of our major locations who, working in co-operation with a network of selected sub-custodians, provide safekeeping of assets and settlement of trades and facilitate the transfer of funds around the world. Currently, we settle securities in more than 80 markets. Our proprietary systems, which provide registrar and transfer agency and accounting valuation services, are full function, multi-currency systems that permit clients and third parties to upload data directly into our databases and to access account data remotely.

Our GFS division business generated revenues of $188.2 million in fiscal year ended December 31, 2001, $178.9 million in calendar year ended December 31, 2000, $89.8 million in the six months ended December 31, 2000, and $166.4 million in fiscal year ended June 30, 2000, representing 42.4%, 40.5%, 40.8% and 39.7%, respectively, of our total revenues. Its revenues are geographically diverse, with 35.1% of our non-interest income for GFS generated from North America, 30.8% from Europe and 34.1% from Asia in 2001. See the table on page 19 for a list of our offices providing GFS services and the geographic areas covered by our GFS division.

Among our more than 1100 clients, we include some of the world’s leading fund managers: Aberdeen Asset Management Asia, ACE Ltd., Alliance Capital Management, AXA Investment Managers HK Ltd., Fidelity Investment Management Ltd. and Schroders.

Strategic Initiatives

We plan to enhance the position of GFS in targeted markets around the world by:

•
Continuing to be selective in targeting new clients with developing and complex needs.    While growth in this business is important, our emphasis is on profitability and our strategy is to invest in client relationships that we believe will provide above average returns.

•
Focusing on opportunities in Asia, including those created by new pension legislation.    For example, in Hong Kong, we have invested in systems and personnel to service the new government mandated pension plans, which are referred to as Mandatory Provident Funds. We expect that Mandatory Provident Funds will provide substantial growth opportunities for us as Hong Kong’s population ages. While Hong Kong already has a voluntary private-sector scheme, Mandatory Provident Funds are designed to address the wider savings needs of Hong Kong’s ageing population by requiring both employers and employees to contribute 5% of their annual income, subject to floors and ceilings, into various pension funds. This began December 1, 2000. We have been appointed to service a portion of the approved pooled investment funds for Mandatory Provident Funds, which were established to invest contributions from fund participants, and the related master trust business. The services that we provide to these funds include acting as trustee, custodian and administrator. The appointments are on customary commercial terms for these types of services with six months notice required to terminate any particular relationship.

•
improving group accounting and valuation operating efficiency and product quality by investing in a flexible accounting engine, which will also enable us to allow easy access and delivery of information to clients and counter parties. We anticipate that GFS will continue to enhance its technology to meet competitive pressures, demands for more detailed and frequent information from clients, and the ongoing globalisation of the industry. In this regard, in January 2002, we announced that GFS will use Advent Software, Inc.’s “Geneva” “real-time” global portfolio accounting system and “Advent Partner” for partnership accounting, which we believe will enable us to further customise our services to hedge fund clients to meet their complex requirements.

Private Client Services

Description

We are a specialist provider of wealth management services to private clients with cross-border needs. We provide high net worth individuals and families, defined by us to be those with at least one million dollars in assets, with trust and fiduciary services, personal advice and an integrated approach to their financial affairs in increasingly complex regulatory and tax environments.

Private client services has over 5,000 client relationships and generated revenues of $103.2 million in fiscal year ended December 31, 2001, $109.1 million in calendar year ended December 31, 2000, $54.7 million in the six months ended December 31, 2000 and $101.3 million in fiscal year ended June 30, 2000, representing 23.2%, 24.7%, 24.9% and 24.2%, respectively, of our total revenues. Approximately one third of these revenues was attributable to each of investment, trust and banking services. In recent years, our private client services division has experienced growth as a result of strong industry fundamentals and successful execution of our business strategy. We carry relatively low levels of assets on our balance sheet attributable to this division as compared to traditional financial services businesses, such as commercial lending. Consequently, the division requires less allocated capital than these businesses.

Our private client services division currently has operations in the offices and geographic region described in the table on page 19, which are strategically located in major offshore and financial service centres. Private client services is managed by a single management team that is responsible for the management and development of relationships, quality of service and business development.

We have built teams of relationship managers, supported by product specialists, dedicated to managing and developing all of our client relationships. These teams focus on priority geographic markets so that they can increase their specific market expertise, develop a referral network, and achieve specified new business targets.

Our private client services division is developing additional core products to offer to its private client base. In May 1999, we launched the All Points Multi-Manager investment vehicle. This product offers our clients the ability to invest in a range of mutual funds, each of which is managed by a third party investment manager that we selected after an extensive review and evaluation process. At December 31, 2001, assets under management for the All Points Multi-Manager investment vehicle was approximately $891 million. We are continuing to enhance our All Points Multi-Manager vehicle by adding funds that provide access to an increased range of investment styles and markets. For example, in August 2001, we launched a Global Themes Equity Portfolio, which identifies long-term investments across a number of business sectors, and a U.S. Equity Portfolio. Our private client services division is also developing a new structured deposit product, providing capital protection with a yield linked to the performance of currencies or other financial indices. Additional products and services under development include a package of services for the purchase of U.K. property for residence or investment purposes and a life insurance product to be offered together with our investment products. Through more focused marketing, and by developing a superior range of wealth management products, we believe that we can continue to grow our managed assets.

We believe that the high-net-worth market offers significant growth opportunities for us. The World Wealth Report 2001, which was prepared by Merrill Lynch and Cap Gemini Ernst & Young, a global management consulting firm, provides statistical estimates of the market represented by individuals with investable assets of $1 million or more. It estimates that the total amount of assets held by these high net worth individuals was $21.6 trillion in 1998, $25.5 trillion in 1999 and approximately $27 trillion in 2000, representing a compound annual growth rate of 11.8%.

Personal Financial Services

We recently established a personal financial services department within our private client services division in Bermuda to meet the wealth management needs of “affluent” clients whose financial assets exceed the assets of the clients typically served by our retail client services division but are less than those of high net worth individuals traditionally served by private client services. These affluent clients were served by our retail client services division and were identified during the division’s strategic planning process as an important client group for the Bank that should be further developed. As part of this review process, it was determined that the more sophisticated banking and investment services required by these affluent clients are closer to the services provided to high net worth individuals by private client services than the customer services provided by our retail client services division. Therefore, we have established the personal financial services department within private client services to manage the wealth management needs of these clients.

Strategic Initiatives

Our strategies to advance our private client services product and client development include:

•	leveraging our existing client base by developing an enhanced range of value-added products and services that meet our clients’ wealth management needs through:

•
continuing to deliver superior new investment products, such as the All Points Multi-Manager investment vehicle, to our clients and accelerating conversion of assets under administration to managed assets; and

•	offering our clients additional products and services featuring leading third-party specialists in fields such as property, financing, insurance and tax planning.

•
increasing and diversifying our client base and growing our assets under management by targeting markets that we believe will have high growth rates, such as selected European and emerging markets, and establishing teams of relationship managers to develop our business in these regions.

•	opportunistically reviewing and pursuing joint ventures, alliances and acquisitions.

Corporate Cash Management

Description

Our corporate cash management division primarily provides cash management services to offshore insurance management companies and multi-national corporations. To a lesser extent, the division provides investment management services, foreign exchange services and corporate credit facilities. The corporate cash management division is a leading provider of banking services to the captive insurance industry. Insurance management companies provide administrative services to captive insurance and reinsurance companies established by U.S. and European corporations. These management companies generally require relatively high levels of personal service, while the parent companies of offshore subsidiaries require cash management, investment management, foreign exchange and corporate credit facilities. Our other corporate cash management clients include trading, telecommunications, shipping, foreign sales and investment holding companies.

As of December 31, 2001, our corporate cash management division had over 8,500 clients. Approximately 18% of these relationships are with insurance companies. As of December 31, 2001, we managed approximately $4.8 billion of cash, most of which is for Bermuda-based companies, and the majority of which is derived from the Bermuda insurance industry. We believe that we have an advantage relative to our domestic Bermuda competitors because we have the highest credit rating (Moody’s A2 Issuer Rating) among financial institutions based in Bermuda.

Corporate cash management generated revenues of $60.8 million in fiscal year ended December 31, 2001, $58.6 million in calendar year ended December 31, 2000, $33.1 million for the six months ended December 31, 2000 and $54.9 million in fiscal year ended June 30, 2000, representing 13.7%, 13.3%, 15.0% and 13.1%, respectively, of our total revenues. The growth over the past few years has been primarily due to an improvement in asset yields and funding rates, higher volume, and improved operating efficiency. In fiscal year ended December 31, 2001, we derived 76% of net corporate cash management revenues, excluding investment losses, from net interest income, with the remainder in banking fees. Our corporate cash management division provides services from the offices and in the geographic regions described in the table on page 19.

Recently, our corporate cash management division has focused on taking advantage of the opportunities created by the Internet, electronic commerce and related technologies. Enhancing our automated environment has increased the resources of our account representatives, allowing them to focus on providing value-added financial solutions. The automated environment has also facilitated on-line account maintenance, payments and foreign exchange transactions. For example, we have responded to the requests of our corporate cash management clients by improving our electronic cash management services to include a Windows-based system that allows our clients to provide transaction instructions over the Internet directly to our main banking application. This system permits clients to make payments, book fixed deposits, invest in mutual funds, and execute foreign exchange trades over the Internet. We have also enhanced our cash management services with the introduction of a single corporate sweep account whose master/sub-account structure enables clients to operate in a multi-currency environment without the need for multiple accounts.

Strategic Initiatives

Our corporate cash management division’s strategy includes the following key elements:

•	improving our operating efficiency by automating our cash management platform, expanding Internet access capabilities and implementing straight-through cash processing.

•	building on our established client relationships by expanding our services into the other jurisdictions in which they operate.

•	geographically diversifying revenue and increasing our fee income as a percentage of overall revenue.

Retail Client Services

Description

The retail client services division serves the banking, credit and investing needs of Bermuda’s residents and businesses and enjoys a leading position in the domestic retail banking market. In recent years, our retail client services division has broadened its range of products and services to meet customer needs and has focused on becoming a one-stop provider of banking and financial services to individuals and commercial clients. The division offers a comprehensive array of products and services to its clients through our six retail branches and network of 29 automated teller machines in Bermuda and through telephone banking. This division also processes debit and credit card transactions, including transactions for local Bermudian merchants. Our retail banking division recently launched its Web-based banking product, Easylink Online. This product provides a comprehensive range of banking services across the Internet.

We believe that we are the largest consumer bank and mortgage bank in Bermuda, serving approximately 48,000 personal clients and 5,500 local business clients. At December 31, 2001, we had approximately 43% of total deposits in Bermuda, and 37% of total loans and mortgages, based on information collected by the Bermuda Monetary Authority. In the fiscal year ended December 31, 2001, our retail client services division averaged $1.7 billion in customer deposits and $0.9 billion in loans and mortgages. Our retail client services division generated revenues of $80.2 million in fiscal year ended December 31, 2001, $87.1 million in calendar year ended December 31, 2000, $41.0 million in the six months ended December 31, 2000 and $84.1 million in fiscal year ended June 30, 2000, representing 18.1%, 19.8%, 18.7% and 20.1%, respectively, of our total revenues. Our retail clients’ business has been supported by a strong Bermuda domestic economy with low unemployment, low government debt levels, and high per capita income.

Strategic Initiatives

Our retail client services division’s strategies and key initiatives include the following:

•	continuing to broaden product and services offerings with a particular focus on investment services, financial planning advisory services and internet banking.

•	selecting and targeting customers with a broader range of needs to improve profitability and increasing cross-selling of products and services.

Support Divisions

In 2001, we restructured our product and support divisions by creating two new divisions, banking and credit products, and capital markets products. These divisions were created to ensure consistency in product management and delivery across the Bank, centralise the development of product expertise, improve cross-selling of products and services across businesses, and allow our businesses to focus on building client relationships and serving client needs.

Banking and Credit Products

Banking and credit products is responsible for the development and provision of banking products, such as chequing, saving and term deposit accounts, and credit services, including credit cards, loans, mortgages and corporate credit.

Capital Markets Products

The capital markets products division brings together the Bank’s treasury activities with its mutual fund products and Bermuda based securities brokerage activities. Our treasury activities include the management of our foreign exchange activity and our liquid and other financial assets, with the exception of our loan portfolio.

We currently provide 24-hour treasury transaction capabilities in approximately 50 currencies through our affiliates in Bermuda, Europe and the Far East. In 1998, our treasury department in Bermuda introduced our 24-hour transaction capability, which resulted in growth in our foreign exchange business. In 1999, we introduced this 24-hour foreign exchange service to our Luxembourg and Hong Kong offices. In 1999, our treasury department also introduced collateralised trading facilities, a service which allows our clients to trade foreign exchange positions using either cash or securities as collateral against any outstanding foreign exchange positions created by a client’s trading.

Our mutual fund products are marketed under the name All Points. We work continually to expand and refine our range of investment products and customised services to meet our clients’ evolving needs. Our products are built on the principle of carefully selecting third-party money managers who meet the criteria we have set for managing our funds. Access to these mutual funds allows our customers to take advantage of the expertise and experience of these money managers. These products include a variety of equity and fixed income products designed for our client groups. We also offer money funds that provide both individual and institutional clients a variety of short duration cash equivalent investments. We manage these money funds ourselves.

The following table sets forth the amount of net assets we had in our family of funds as of December 31, 2001:

Family of Funds	Amount	Date Launched
	(BD$ in millions)
All Points Global Cash Funds	$713	November 1993
All Points Corporate Money Funds	4,380	December 1997
All Points Index Funds	30	September 1994
All Points Fund of Funds	138	June 1998
All Points Fund of Funds—Alternative Class	131	November 1999
All Points Multi-Manager	891	May 1999

Total Funds	$6,283

Our Bermuda based securities brokerage operates under the name Bermuda International Securities Limited. We also offer our clients a mutual fund trade execution service for third party mutual funds.

We formed capital markets products in order to supply our client group businesses with a range of products from global capital markets. As a result, capital markets products focuses on meeting the needs of our four primary businesses and their clients and does not pursue its own customers.

Products and Services

With the support of our capital markets products and banking and credit products divisions, our four business divisions provide our clients with the following products and services:

•	trust, fiduciary and related services:

•	global custody services, including trade settlement, compliance and reporting;

•
establishment and administration of collective investment vehicles, pension plans and trusts, including fund accounting, registrar and transfer agency, trustee services and corporate secretarial services; and

•	financial and estate planning.

•	investment services:

•	discretionary and directed investment management, brokerage and execution, mutual funds and other investment vehicles supported by a wide range of investment products;

•	institutional investment management;

•	foreign exchange services;

•	treasury and capital markets products; and

•	financial and retirement planning services.

•	banking and treasury services:

•
a full range of corporate banking products and deposit services, including cash management, including interest bearing sub accounts, checking facilities, electronic funds transfers, automated standing order payments, direct deposits, corporate credit cards, loans and deposit products;

•	corporate credit facilities;

•	personal checking and savings accounts;

•	issuing MasterCard and Visa credit cards;

•
servicing credit card transactions, including transactions for local Bermudian merchants and multi-currency transactions for international electronic commerce merchants operating over the Internet; and

•	commercial and personal loans and mortgages.

Our International Network

North America

Our North America region includes our home base, Bermuda, as well as the Cayman Islands and New York. Our operations in Bermuda generated 55% of our consolidated revenues and 96% of our revenue from North America in fiscal year ended December 31, 2001. In Bermuda we provide a comprehensive range of products to resident and non-resident individual and corporate clients. Our retail banking operations provide lending, deposit taking, checking accounts, credit and debit cards as well as residential and commercial mortgages. In the Cayman Islands, we service investment funds and provide banking, trust and investment services to private clients. In New York, we operate a special purpose trust company that services the investment fund industry.

Europe

Our offices in Europe are located in a number of regional financial centres. Through locations in Jersey, Guernsey and the Isle of Man, we provide multi-currency private and corporate banking and trust products and services for our European clients. Through our offices in Dublin and Luxembourg, we offer our European clients corporate trust and mutual funds administration products and services. In addition, we have a representative office in London. Our clients within Europe and around the world utilise the Bank’s services to gain access to European investment opportunities, in both established markets and the newly emerging markets of Eastern Europe. In 1996, we acquired Le Masurier, James and Chinn Limited, a stock brokerage company in Jersey, to augment our investment service delivery in Europe. In 1998, we opened an office in Stirling, Scotland, currently the location of most of our information systems. Our strategic location in Stirling allows our information systems division to work closely with our offices around the world as the time difference between Stirling and our other offices allows interaction during office hours. We have recently received a banking licence from the Central Bank of Ireland and have incorporated a new subsidiary, Bank of Bermuda (Europe) PLC, to offer banking services from our Dublin office.

Asia-Pacific

We provide trust services to both corporate and private clients in the Asia-Pacific region, serving clients internationally and regionally through offices in Hong Kong and Singapore. We also provide pension fund services in Hong Kong. Our business unit in the Cook Islands is now fully integrated into our Asia-Pacific operations and provides additional support for our private trust business in the region.

Our operations in Hong Kong generated 87% of our revenue from Asia-Pacific in fiscal year ended December 31, 2001. We have experienced revenue growth in Hong Kong as a result of our appointment to service the approved pooled investment funds for the Mandatory Provident Funds.

Our Offices

Our head office is based in Bermuda. We also have offices located in North America, Europe and Asia-Pacific that are an integral part of our operations. Our offices in Bermuda generated 55.3% of our total revenue in fiscal year ended December 31, 2001, 53.4% in calendar year ended December 31, 2000, 53.4% for the six months ended December 31, 2000 and 53.8% in fiscal year ended June 30, 2000. Our offices outside of Bermuda generated 44.7% of our total revenue in fiscal year ended December 31, 2001, 46.6% in calendar year ended December 31, 2000, 46.6% for the six months ended December 31, 2000 and 46.2% in fiscal year ended June 30, 2000.

The following table presents the geographic contribution to our revenues for the periods presented:

	Year Ended December 31,	Year Ended December 31,	Six Months Ended December 31,	Year Ended June 30,
	2001	2000	2000	2000	1999	1998
		(unaudited)
	(BD$ in thousands)
Bermuda	$245,155	$235,699	$117,428	$225,260	$190,103	$145,027
Other North America	10,383	24,588	12,880	21,126	17,855	17,855

Total North America	255,538	260,287	130,308	246,386	207,958	162,882
Hong Kong	76,208	72,707	35,770	70,983	54,325	63,525
Other Asia-Pacific	11,783	11,227	5,618	10,002	7,040	7,203

Total Asia-Pacific	87,991	83,934	41,388	80,985	61,365	70,728
Europe	100,279	97,127	48,337	91,641	84,614	77,242

Total Bank	$443,808	$441,348	$220,033	$419,012	$353,937	$310,852

The following chart summarises and outlines some key information for each of the offices in our international network as of December 31, 2001:

	Client Group Serviced				Number of Employees		Operations Commenced
Offices	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Banking
North America
Bermuda	x	x	x	x	1,233		1889
The Cayman Islands	x	x	x		41	*	1988
New York	x				56		1983
Europe
Dublin	x				137		1991
Guernsey, Channel Islands	x	x	x		190		1973
Isle of Man	x	x	x		115		1972
Jersey, Channel Islands	x	x			62		1972
London	x				35		1968
Luxembourg	x	x	x		185		1987
Stirling, Scotland					113		1998
Asia-Pacific
Cook Islands	x	x			23		1994
Hong Kong	x	x			615		1974
Singapore	x	x			118		1993
Other
Bahrain	x				3		1997

*	In March 2002, we announced that our Cayman office’s operations would largely be transferred to our Bermuda office, which will result in a reduction in the number of employees in the Cayman office.

Subsidiaries of the Bank

The following table lists our significant subsidiaries. All of these subsidiaries are wholly owned:

Name	Country of Incorporation
Bermuda International Investment Management Limited	Bermuda
Bank of Bermuda (Cayman) Limited	Cayman Islands
Bank of Bermuda (Guernsey) Limited	Guernsey, Channel Islands
Bank of Bermuda (Luxembourg) S.A.	Luxembourg

Capital Expenditures and Divestitures

The following are our principal capital expenditures for the three years ended December 31, 2001:

•
In 1999, we commenced the renovation of our head office located at 6 Front Street, Hamilton, Bermuda. This project is estimated to cost $18.1 million and we had incurred costs of $7.7 million at December 31, 2001.

•
In July 1999, we purchased Banco Realty Ltd, a holding company owning an office building located in Hamilton, Bermuda that was occupied by us. The purchase price was $20.8 million in cash, net of related loans. Prior to the purchase, we recorded the building as a capital lease.

•
During fiscal year ended June 30, 1999, we acquired the remaining 74.6% of Bermuda Home that we then did not already own. The total consideration was $62.3 million in cash. At the date of acquisition, the Bank already held shares in Bermuda Home valued at $15.6 million. Bermuda Home Limited operated as a wholly owned subsidiary of the Bank until June 30, 2001, when it was amalgamated into the Bank of Bermuda Limited.

•	In 2001, we began a project to install a new accounting and reporting system for GFS. The estimated cost of the project is $12.1 million and we had incurred costs of $1.1 million at December 31, 2001.

•
On an ongoing basis, we replace or upgrade our information systems. Capital expenditures for systems-related projects was $17.7 million for fiscal year ended December 31, 2001, $8.4 million for the six months ended December 31, 2000, $11.3 million in fiscal year ended June 30, 2000 and $10.8 million in fiscal year ended June 30, 1999.

There have been no significant capital divestitures during the three years ended December 31, 2001. However, see Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—First Ecommerce Data Services (FEDS)” and “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Other Income/(Loss)” for a discussion of the sale of our interest in First Ecommerce Data Services and the London Stock Exchange, respectively.

Competition

Internationally, we face substantial competition in every line of products and services we offer. In addition to deposit taking institutions there is competition from investment banking companies, advisory firms, insurance companies, private trustees, law firms and brokers. Many of these competitors are household names world-wide and have substantially greater resources than we have. Our principal international competitors for GFS clients include a number of major global financial institutions. The most significant competition to our private clients division comes from many prominent international money managers and international private banking organisations. We compete on the basis of a number of factors, including the quality of our products and services, our reputation, our international network of offices in leading financial centres and price.

There are only four licenced banks in Bermuda. In addition to us, these are Bermuda Commercial Bank Limited, The Bank of N. T. Butterfield & Son Limited and Capital G Bank. Bermuda Commercial Bank Limited does not have any operations outside of Bermuda and does not conduct any retail banking business. The Bank of N. T. Butterfield & Son Limited competes with us in several jurisdictions outside of Bermuda, including the Cayman Islands, Guernsey and Hong Kong, and provides a full range of banking services in Bermuda. Capital G Bank, which is primarily a brokerage firm operating in Bermuda, acquired its banking licence in October 2001. We expect it to begin competing with our retail banking division in the near future. There are 36 licenced trust companies in Bermuda, some of which are subsidiaries of major international banking institutions. There are also a number of corporations providing corporate trust services from Bermuda. We compete directly with all of these organisations.

Properties

We own our headquarters at 6 Front Street, Hamilton, Bermuda HM 11 as well as several other branch and administration buildings located in Bermuda. We have approximately 308,000 square feet of useable space in Bermuda, of which we own approximately 256,600 square feet, and we lease the balance. Our headquarters consists of approximately 74,000 square feet of useable space. We also own office buildings in the Cayman Islands, Guernsey and the Cook Islands, consisting of in total approximately 52,700 square feet of office space, of which 15,000 square feet is leased to third parties. We lease approximately 239,000 square feet for our other office facilities located outside of Bermuda, of which 9,700 square feet is sub-leased to third parties. There are no material encumbrances on our properties.

Regulation and Supervision

Regulation and Supervision in Bermuda

We are subject to regulation and supervision by the Bermuda Monetary Authority, or BMA, under:

•	the Bermuda Monetary Authority Act 1969;

•	the Banks and Deposit Companies Act 1999;

•	Trusts (Regulation of Trust Business) Act 2001; and

•	the Investment Business Act 1998.

Supervision and Monitoring by the Bermuda Monetary Authority

Our activities are monitored by the BMA on an on-going basis. One of the principal objectives of the BMA is to supervise, regulate and inspect Bermudian financial institutions to ensure the financial stability and soundness of financial institutions. The monitoring is primarily for the benefit and protection of our customers and not the benefit of our investors. The BMA is also responsible for managing and regulating transactions in foreign currency or gold on behalf of the Government of Bermuda.

To perform its duties, the BMA utilises a comprehensive quarterly statistical return system which enables off-site monitoring and is known as the Prudential Information Return, which follows the standards imposed on banks in the United Kingdom by the Financial Services Authority and is consistent with Basel Committee Standards. The Prudential Information Return provides the BMA with a detailed break-down of a bank’s balance sheet and profit and loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank’s financial position and ensure that it meets the minimum total capital ratio of 10%. Total capital ratio is calculated by dividing risk weighted assets into total capital where total capital is equal to the sum of Tier 1 and Tier 2 capital and risk weighted assets is calculated by assigning a risk weight to each asset and exposure.

The BMA’s approach to the definition of capital reflects international best practice and, in particular, the work of the Basel Supervisors’ Committee. In order to rank as Tier 1, or core capital, capital must be fully paid up, have no fixed servicing or dividend costs attached to it, and be freely available to absorb losses ahead of general creditors. Capital also needs to have a very high degree of permanence if it is to be treated as Tier 1. Tier 1 capital consists of permanent share capital, share premiums, other surpluses and retained profit and loss arising during the current year, where verified by an institution’s external auditors. Our Tier 2, or supplementary capital, consists of general provisions (only up to a total of 1.25% of total risk weighted assets). Tier 2 capital can also consist of reserves arising from the revaluation of tangible fixed assets, minority interests in Tier 2 preferred shares, and qualifying subordinated term debt. The BMA also requires that all banks in Bermuda hold Tier 1 capital in an amount that exceeds the value of their Tier 2 capital. As of December 31, 2001, our total capital was approximately $642.6 million which was composed of approximately $622.5 million in Tier 1 capital and approximately $20.1 million in Tier 2 capital. Our risk weighted assets was equal to approximately $4.1 billion, resulting in a total capital ratio of 15.8%.

In the U.S., the Federal Reserve Board guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and total capital to risk adjusted assets to be 4% and 8% respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain minimum Tier 1 leverage ratio, which is the ratio of Tier 1 capital to total quarterly average assets, of at least 3%. However, the regulations define “well capitalized” for bank holding companies with minimum Tier 1 risk-based capital ratio of 6%, a minimum of total risk-based capital ratio of 10%, and a minimum Tier 1 leverage ratio of 5%. We are not subject to the guidelines of the Federal Reserve Board. However, if we were so subject, as of December 31, 2001, our capital adequacy ratios would qualify in the “well capitalized” category because of our total capital ratio, Tier 1 capital ratio of 15.3%, and Tier 1 leverage ratio of 5.9%.

As the home country supervisory authority, the BMA is responsible for the consolidated supervision of our world-wide operations. There are also local regulatory bodies performing a similar function to that of the BMA in all major locations in which we operate. Many of these local authorities require detailed reporting on the activities of our branches and subsidiaries located in their jurisdictions. As part of its oversight process, the BMA receives copies of each of these reports on a regular basis and liases with the regulatory authorities in the respective locations.

Licensing Restrictions and Contingencies

The Banks and Deposit Companies Act 1999, or BDCA, prohibits any person from carrying on a deposit-taking business in or from within Bermuda unless that person is incorporated in Bermuda and licenced by the BMA under the BDCA. The BDCA provides for two classes of licences, a bank licence and a deposit company licence. We hold a banking licence and a deposit company licence. A company which holds a banking licence must provide a range of minimum services to the public in Bermuda, including checking accounts, other deposit accounts, loan facilities in Bermuda dollars, foreign exchange services and credit card or debit card facilities. A company holding a deposit company licence typically offers a small range of services but must also provide some specified services to the public in Bermuda, including savings, deposit or other similar accounts in Bermuda dollars and loans in Bermuda dollars secured on mortgage of real property in Bermuda.

As the agency responsible for administering the BDCA, regulating deposit-taking businesses and protecting depositors, the BMA has broad authority to compel companies licenced under the Act to take or cease specific actions and comply with informational or access requests. The BMA can compel these companies, including us, to do any or all of the following:

•	to provide such information as the BMA may reasonably require for the performance of its functions under the BDCA;

•	submit a report prepared by our auditors or by an accountant or other person with professional skills on any matter relating to our deposit-taking business;

•	produce documentation or other information relating to our deposit-taking business;

•	enter our premises to obtain information and documents;

•	examine, copy or retain any documents relating to our deposit-taking business;

•	appoint an inspector to carry out an investigation of our affairs; and

•	restrict the scope of a licence or revoke a licence.

The BMA provides guidance on how it interprets aspects of the BDCA. In addition, the BMA has the power to vary, suspend or revoke our banking licence and to give us directions if it feels these are necessary to protect our depositors. Our failure to comply with any of the statutory requirements set forth in the BDCA could result in criminal penalties.

We are required to report certain transactions to the BMA. These include any transaction relating to any one person as a result of which we would be exposed to the risk of incurring losses in excess of 10% of our available capital resources, or where we propose to enter into a transaction relating to any one person, which, either alone or together with previous transactions entered into by us in relation to the same person, would result in us being exposed to the risk of incurring losses in excess of 25% of our available capital resources. This also applies where the transaction relates to different persons if they are connected in such a way that the financial soundness of any of them may affect the financial soundness of the others. The BMA may extend the scope of this requirement to our subsidiaries even if these subsidiaries are not licenced. Relevant transactions include those where a person incurs an obligation to us, where we may incur an obligation if the relevant person defaults on an obligation to a third party and where we incur an obligation to acquire an asset the value of which depends wholly or mainly upon the relevant person performing his obligations or otherwise on his financial soundness. Our available capital resources may be determined by the BMA after consultation with us and in accordance with principles published by the BMA. It is an offence for us to fail to make the required reports.

Shareholders of a Deposit-Taking Institution

Banks and Deposit Companies Act 1999

Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either alone or with associates, who hold 5% or more of the voting shares of the institution, or the right to vote, or control the vote of, 5% or more of those shares, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would make the person guilty of an offence that could result in a fine.

The BDCA prohibits a person from becoming a shareholder controller of any company licenced under the BDCA unless he provides written notice to the BMA of his intent to do so. A shareholder controller is generally a person who holds 10% or more of the shares of the financial institution, has the right to vote, or control the vote of, shares having 10% or more of the voting power of the institution, or otherwise is able to exercise significant influence over the management of the institution. If the BMA objects to a person’s proposal to become a shareholder controller, it will provide the requesting person with notice of its objection. However, if three months pass from the date of giving notice without the BMA serving a notice of objection, then the person may become a shareholder controller to the extent stated in his proposal. In practice, the BMA’s procedure is always to respond to a proposal.

The BDCA distinguishes between shareholder controllers of the following descriptions: “10% shareholder controllers,” “20% shareholder controllers,” “30% shareholder controllers,” “40% shareholder controllers,” “50% shareholder controllers,” “60% shareholder controllers” and “principal shareholder controllers” who have a 75% or greater interest. A shareholder controller who intends to increase his shareholding (meaning ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares) so as to become a shareholder controller at an increased level must provide written notice to the BMA that he intends to do so. It is an offence not to give this notice. The BMA may object to a shareholder controller’s request to acquire additional shares. If a person becomes a shareholder controller of any description in spite of the BMA’s objection to his becoming a shareholder of that description or if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take the actions specified in the BDCA, including revoking the relevant licence (where a 50%, 60% or principal shareholder controller is involved) or mandating that any specified shares become subject to one or more of the following restrictions:

•	any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or an agreement to transfer the right to be issued with them, will be void;

•	no voting rights will be exercised in respect of the shares;

•	no further shares will be issued in right of them or pursuant to any offer made to their holder; and

•	except in liquidation, no payment will be made of any sums due from the deposit-taking institution on the shares.

The court may, on the application of the BMA, order the sale of any specified shares. Any person may appeal to a tribunal constituted under the BDCA for a review of a notice of objection given by the BMA as described above. In addition, if a party is being subject to any of the restrictions set forth above, the tribunal may determine that they will continue to be subject to those restrictions.

In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

•
all shares of the deposit-taking institution in which the person in question is a shareholder controller of the relevant description which (1) are held by him or any associate of his and (2) were not so held immediately before he became such shareholder controller of the institution; or

•
all shares in another company where the person in question became a shareholder controller (1) as a result of the acquisition by him or any associate of his of shares in that other company and (2) the shares were not so held before he became a shareholder controller of that institution.

A company licenced under the BDCA must give written notice to the BMA in the event that any person has either become or ceased to be a director, controller or senior executive of the licenced company. For this purpose, the term controller includes a shareholder controller, a managing director, a chief executive or a person whose duties include directing the actions of the board of directors of the licenced company or its holding company.

General Bermudian Supervision

We are required to pay an annual fee in Bermuda for our licence under the BDCA at the current rate of $1,000,000. We are also required to pay $24,000 annually for our licences and the licences of our wholly owned subsidiaries under the Trusts (Regulation of Trust Business) Act 2001, Investment Business Act 1998, and the Companies Act 1981.

The Companies Act 1981.

The Minister of Finance of Bermuda has issued to us a licence under the Companies Act 1981 allowing the Bank to carry on business in Bermuda without compliance with the requirements that the Bank be controlled by Bermudians, that at least 60% of the total voting rights attached to our common shares be exercisable by Bermudians and that 60% of our shares be beneficially owned by Bermudians. Under the terms of the licence, the Bank is required to report annually to the Minister the identity of the persons that the Bank has determined to be 10% shareholder controllers and 30% shareholder controllers of the Bank within the meaning of the BDCA. Where the Bank determines that a person has become a 30% shareholder controller, the Bank is required to advise the Minister in writing within 14 days of such determination. In addition, the Bank is required to monitor the number of shares owned by a shareholder controller to establish whether that person is a 40% shareholder controller. Where the Bank determines that a person has become a 40% shareholder controller, the Bank is required to advise the Minister in writing within 14 days of the determination. The voting rights of a 40% non-Bermudian shareholder controller will be restricted unless the Minister consents to such person, as described in Item 10, “Additional Information—Description of Share Capital.” Unless extenuating circumstances or prudential concerns exist as determined by the BMA, 60% of our directors shall be Bermudian. In addition, the Bank is required to consult with the Minister concerning any continuation, transfer, liquidation or amalgamation that would result in a change of control or winding-up of the Bank. Our licence does not have an expiration date. However, the Minister may revoke, suspend or amend the licence at any time for the following reasons:

•	for a contravention of any condition subject to which the licence was granted;

•	the Bank is carrying on business in a manner contrary to the public interest;

•	the Bank ceases to carry on business in Bermuda;

•	the Bank commences a liquidation or is wound up or otherwise dissolved; or

•	the Bank fails to comply with any directive or requirement issued by the Minister under the Companies Act 1981.

Stamp Duties Act 1976.

Under various circumstances, the provisions of the Stamp Duties Act 1976 may subject transfers of our common shares to stamp duty at ad valorem stamp duty rates on a progressive scale. At present, the provisions of the Bermuda Stock Exchange Act 1992 provide that transfers on sale of our common shares are not subject to stamp duty as a result of the listing of our common shares on the BSX. See Item 10, “Additional Information—Taxation” for a more complete description of this provision.

The Trusts (Regulation of Trust Business) Act 2001 (The Trusts Business Act).

The principal purpose of the Trusts Business Act, which came into effect on January 25, 2002, is to regulate “trust business,” which is generally defined as providing the services of a trustee. Under the Trusts Business Act, a licence is required to conduct trust business in or from within Bermuda. Licences are designated either “unlimited” or “limited.” Only corporations will be entitled to obtain unlimited licences, which will allow them to conduct trust business and solicit business from the public generally. Limited licences will be granted to partnerships or individuals and will entitle them to hold trust assets valued up to a specified amount. At present, we and certain of our subsidiaries hold licences issued by the Minister of Finance pursuant to the Trust Companies Act 1991. In the future, we will exchange these licences for unlimited licences under the Trusts Business Act.

Prior to the implementation of the Trusts Business Act, the regulation of trust business was the responsibility of the Minister of Finance, but is now delegated to the BMA. There is a right of appeal to a tribunal appointed by the Minister on decisions of the BMA regarding restrictions, revocations or rejections of licence applications, and a right of further appeal to the Supreme Court of Bermuda on any points of law. The Trusts Business Act provides that the BMA shall publish a Statement of Principles, which will clarify various aspects of the legislation, including the BMA’s power to grant, revoke or restrict a licence and to obtain information or require the production of documents. The BMA will also publish a Code of Practice to assist licencees with their compliance with the duties, requirements and standards of licencees under the Trusts Business Act.

In particular, the BMA will have power to:

•	Impose conditions on a licence to protect a client or potential client of a licencee. Conditions relating to the licencee’s scope and type of business may also be imposed;

•	Revoke a licence if the licencee has not complied with the licencing criteria; and

•	Request and obtain information from a licencee to ensure compliance with the provisions under the Trusts Business Act, and to safeguard the interests of the licencee’s clients.

Foreign Exchange Transactions.

The payment of cash dividends to non-residents of Bermuda by Bermuda companies require the permission of the Controller of Foreign Exchange. We currently pay cash dividends to non-Bermuda residents in U.S. dollars. The present policy of Bermuda’s Controller of Foreign Exchange permits the conversion of Bermuda dollars and payment of bona fide dividends in foreign currency to shareholders who are “non-residents” of Bermuda, provided that all payments are processed through an authorised dealer. The Bank qualifies as an authorised dealer for this purpose. While we currently have no reason to believe that the Controller of Foreign Exchange will change this policy, if the Controller of Foreign Exchange were to do so, our ability to pay dividends to non-Bermuda residents could be impaired. See Item 3, “Key Information—Risk Factors—Our ability to pay dividends to non-Bermuda residents and the transfer of our common shares to non-Bermudians could be impaired by Bermudian regulations.”

Investment Business Act 1998.

The Investment Business Act, which became effective on January 1, 2000, prohibits any person from carrying, or purporting to carry on, an investment business in or from within Bermuda unless that person holds a licence granted under the Investment Business Act, or is exempted from holding a licence. A contract made in connection with an investment business by a person that does not have a licence or is not exempt from the requirements to hold a licence will not be enforceable by that person. The Investment Business Act defines “investment business” broadly as the business of dealing in securities, arranging deals in securities, managing or offering securities and giving advice on securities. The BMA is given the authority to grant licences and to supervise licence holders. The BMA will only grant a licence if it is satisfied that the applicant complies with licensing criteria set out in the Investment Business Act, which include that senior executives of the applicant are fit and proper persons to carry on such business, the applicant has sufficient personnel, consultants or advisors with adequate knowledge, skill and experience necessary for the conduct of the business, that the applicant has an auditor nominated or approved by the BMA, and that the applicant has sufficient capital to carry out the type and scope of investment business proposed.

At the present time, we and our wholly owned subsidiaries, Bermuda International Securities Limited and Bermuda International Investment Management Ltd., hold licences under the Investment Business Act.

The Investment Business Act grants the BMA the power to require an accountants report on a licence holder, to appoint an inspector to carry out an investigation into the affairs of a licence holder and to demand the production of documents or information relating to the investment business of a licence holder. The Investment Business Act also grants the BMA broad powers to enforce the provisions of the Investment Business Act, including powers to issue directions, to vary, suspend or cancel a licence, to appoint a custodian manager of an offending investment business, to levy fines and seek from the court injunctions and restitution orders. If the BMA considers that an investment provider knowingly and willfully has breached any condition imposed on its licence, the licensing criteria or any other duty or obligation under the Investment Business Act or has been carrying on investment business in a manner detrimental to the interest of its clients and creditors, or contrary to the public interests, the BMA may issue a direction of compliance, vary, suspend or cancel the licence of the investment provider or appoint a custodian manager to manage the investment business. Where a licence is either varied or suspended on these grounds, the BMA may implement such variation or suspension immediately. The Investment Business Act establishes a review committee to conduct reviews of BMA decisions at the request of aggrieved licence holders. A licence holder may apply for a review of the conditions attached to its licence, a decision of the BMA to vary, suspend or cancel its licence and, where the investment provider previously held a licence which was not cancelled, the rejection of its application for a further licence.

Our Presence in the United States

We do not presently maintain any direct offices, such as branches, agencies or representative offices, in the United States. Our only U.S. presence is through our subsidiary, Bank of Bermuda (New York) Limited, or Bank of Bermuda—NY, a limited-purpose trust company. Bank of Bermuda—NY’s principal business is the provision of valuation and accounting services to foreign and domestic investment vehicles, which includes valuing security holdings held by offshore funds and domestic unregistered funds by calculating net asset values and share and unit prices. Because we do not maintain any direct offices in the United States or own or control a bank, as defined under the U.S. Bank Holding Company Act of 1956, or a commercial lending company, we are not subject to any federal banking reporting requirements.

Establishment of Bank of Bermuda—NY

Bank of Bermuda—NY, through its predecessor Bank of Bermuda International Limited, was established in 1984 to clear and settle our securities transactions and to provide money transfer services in the United States market. By 1989, as Bank of Bermuda—NY’s custody and money transfer volumes grew, we decided to increase the scope of Bank of Bermuda—NY’s operation to include complementary banking activities. As a result, Bank of Bermuda—NY was converted into a New York State-chartered bank with a trust licence and became a member of the Federal Reserve System and the Federal Deposit Insurance Corporation, or FDIC.

In January 1998, Bank of Bermuda—NY began to aggressively pursue opportunities to provide accounting and valuation services to offshore fund companies as a result of the repeal of the “principal office” regulation of the Internal Revenue Service code, which allowed foreign corporations, including offshore investment companies and partnerships, to perform certain administrative functions in the United States. As the administration business grew, and profit margins from its banking business declined, Bank of Bermuda—NY decided to cease its banking activities.

In December 1998, with the approval of the New York State Banking Department, Bank of Bermuda—NY amended its organisation certificate and reorganised as a limited-purpose trust company. Under its amended organisation certificate, Bank of Bermuda—NY is restricted from taking deposits and making loans other than those which are incidental to the exercise of its fiduciary powers. As a result of its inability to take deposits, in 1999, Bank of Bermuda—NY withdrew its membership in the FDIC and the Federal Reserve System.

Regulation and Supervision of Bank of Bermuda—NY

As a limited-purpose trust company, the operations of Bank of Bermuda—NY are regulated by the New York State Banking Department. As a result of its reorganisation into a limited purpose trust company, Bank of Bermuda—NY is not deemed to be a “bank” under federal law, since it does not fall within the definition of “bank” under the U.S. Bank Holding Company Act of 1956, or BHCA.

As a limited-purpose trust company chartered under New York law, Bank of Bermuda—NY is subject to the New York Banking Law and its reporting requirements and is subject to examination by the New York State Banking Department. As a general matter, a limited-purpose trust company is required to file reports of condition with the New York State Banking Department on a quarterly basis and to have its directors certify its financial condition annually to the New York State Banking Department. In addition, as part of its regulatory obligations, a limited purpose trust company is required to file reports of suspicious activity or potential criminal activity with the New York State Banking Department and with appropriate federal agencies. The New York State Banking Department examines Bank of Bermuda—NY at least annually for compliance with applicable law and for safety and soundness in its policies, procedures and practices. The New York State Banking Department also has the right to conduct special examinations, if needed.

Bank of Bermuda—NY is considered a “banking institution” for purposes specified under the New York Banking Law. Under the New York Banking Law, no person or entity is allowed to acquire direct or indirect “control” of a banking institution without prior consent of the New York State Banking Board, which consent involves a detailed written application to the New York State Banking Department. “Control” for these purposes is defined to include the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a banking institution, whether through ownership of voting stock or otherwise. “Control” will be presumed to exist where any company, directly or indirectly, owns, controls or holds with the power to vote 10% or more of the voting stock of any banking institution or any company which holds this type of power.

Any company seeking to acquire 10% or more of our voting stock or to “control” us, and thus exercise indirect control over Bank of Bermuda—NY, will be required to take either of the following actions:

•	obtain approval from the New York State Banking Board to make its proposed acquisition; or

•	apply to the New York State Superintendent of Banks for a ruling that the facts of its proposed acquisition do not constitute “control” of Bank of Bermuda—NY.

The Organisation for Economic Co-operation and Development

The Organisation for Economic Co-operation and Development, or OECD, is an international organisation which serves as a forum for 30 major economic powers to discuss and develop economic and social policy. The OECD engages in a wide range of activities, from publishing policy studies to establishing legally binding codes and agreements, such as codes for the free flow of capital and services and agreements to attack bribery and to end shipbuilding subsidies. The OECD’s member countries meet in committees, several of which review economic issues. The members of the OECD are authorised under the Convention on the Organisation for Economic Co-operation and Development to take decisions which are binding on member states and to take coordinated action where appropriate in order to further the OECD’s economic, trade and employment objectives. Accordingly, the OECD may review several Bermudian policies, including economic, fiscal and taxation policies, if they affect member countries or the international community. Bermuda is not a member of the OECD. However, Bermuda is an overseas territory of the United Kingdom, and the United Kingdom is a member of the OECD.

In June 2000, the OECD released a report entitled “Harmful Tax Competition: Progress in Identifying and Eliminating Harmful Tax Practices” to address practices perceived by the OECD as unfairly eroding tax bases of other countries and distorting the location of capital and services. The OECD’s tax project endeavoured to ensure the fair allocation of the international tax burden and to prevent tax policy from being the main factor in placing capital. The OECD’s report identified 35 jurisdictions as “tax havens” whose tax policies are intended to attract assets from individuals and entities who seek to escape taxation in their home countries. The OECD’s Committee on Fiscal Affairs is also planning to further develop a “List of Uncooperative Jurisdictions” that could be subject to measures by OECD member countries if they do not change their tax policies within a one year period.

Bermuda, together with five other jurisdictions, were not included on the list of tax havens because they made a public commitment at the highest level, a so-called “Advance Commitment,” prior to the release of the OECD report. Bermuda made its Advance Commitment to the OECD Secretary-General in a letter from its Deputy Premier and Minister of Finance dated May 15, 2000. The letter commits Bermuda to implement necessary changes to eliminate any harmful aspects of Bermuda’s financial services, and to refrain from modifying existing regimes or introducing new regimes that constitute harmful tax practices under the OECD report.

The Basel Committee on Banking Supervision

The Basel Committee on Banking Supervision, or Basel Committee, formulates broad supervisory standards and guidelines and recommends statements of best practice for individual authorities to implement. The Basel Committee does not have any supranational supervisory authority and its conclusions are not legally binding. The Basel Committee reports to the central bank Governors of the Group of Ten countries and seeks their endorsement for major initiatives. Bermuda is not a member country of the Group of Ten. However, Bermuda is an overseas territory of the United Kingdom, and the United Kingdom is a member of the Group of Ten. In January 2001, The Basel Committee issued a proposal for a new Basel Capital Accord, which focuses on a new framework for minimum capital requirements, supervisory review of the capital adequacy and internal assessment process of institutions and market discipline. The Basel Capital Accord may modify the method for calculating risk-based capital ratios, which could result in the Bank increasing the amount of capital it maintains relative to its assets. The Basel Committee expects to publish the new Basel Capital Accord at the end of 2002 and to implement the proposals in 2005.

Other Regulation

Our offices, branches and subsidiaries located in jurisdictions outside of Bermuda and the United States must comply with various legal requirements applicable to banks and similar financial institutions conducting business in these jurisdictions. Our activities in these jurisdictions are typically supervised by a financial services commission or a monetary authority or similar agency. These regulators generally impose capital adequacy reserve, reporting and other regulatory requirements or conditions on our operations.

Agent for Service of Process

The Bank has appointed C T Corporation System as United States agent for service of process with respect to actions under U.S. securities laws.

Item 5.    Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Management’s Discussion and Analysis of Results of Operations and Financial Condition should be read in conjunction with our Consolidated Financial Statements beginning on page F-1, the notes to those financial statements, which begin on page F-7, and the supplemental information on pages 72 to 81.

Change in Fiscal Year End

Prior to January 1, 2001, we reported our results on a July 1 to June 30 fiscal year basis. We changed to a calendar year reporting basis beginning January 1, 2001. To present a meaningful comparison to the 2001 fiscal year results, management has presented results for calendar year ended December 31, 2000 in the following discussion and analysis. The restatement of our results on a calendar year basis for 2000 has not been audited and, accordingly, the results of operations for the Year Ended December 31, 2000 discussed below are marked “unaudited”. In addition, the results for the six-month period ending December 31, 2000 and our balance sheet at that date have been audited and separately reported.

Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000

Summary

Net income for fiscal year ended December 31, 2001 was $60.1 million, or $1.91 per share, compared with net income of $115.8 million, or $3.77 per share, in calendar year ended December 31, 2000. Net income in calendar year ended December 31, 2000 included a one-time gain of $1.5 million recorded upon the adoption of a new accounting policy.

Net income for fiscal year ended December 31, 2001, before the cost of the litigation settlements in connection with Cash 4 Titles of $77.5 million and related adjustments for insurance recoveries of $34.1 million and profit related compensation of $9.3 million, was $94.2 million, compared with $114.2 million from operations for calendar year ended December 31, 2000. Diluted earnings per share on the same basis were $3.00 in fiscal year ended December 31, 2001, compared with $3.72 in calendar year ended December 31, 2000. This decline reflects the effects of the difficult economic climate on certain fee revenue and net interest earnings and charges incurred in connection with impaired investments.

While we continued to grow our client base in 2001 and achieved record non-interest income, the impact of weak equity markets on the value of existing client assets restrained total fee revenue growth. In addition, net interest earnings were lower as sustained interest rate cuts eroded margins on the reinvestment of low and non-interest bearing customer deposits. Total revenue of $443.8 million in fiscal year ended December 31, 2001 was marginally higher than in calendar year ended December 31, 2000.

Excluding the cost of the litigation settlements in connection with Cash 4 Titles, total operating costs were 7.2% higher in fiscal year ended December 31, 2001 than in calendar year ended December 31, 2000, the majority of this increase was primarily due to increased staff, salaries, legal fees, systems and the formation of a new subsidiary. See “New Subsidiary” on page 37 of this Item.

Non-Interest Income

Total non-interest income was $257.0 million in fiscal year ended December 31, 2001, 3.9% higher than calendar year ended December 31, 2000. Non-interest income contributed 58% of total revenues in fiscal year ended December 31, 2001, compared with 56% in calendar year ended December 31, 2000. Trust and related service fees are the largest component of non-interest income. The increase in these fees in fiscal year ended December 31, 2001 was primarily a result of the strength of new business generated by our global fund services division, or GFS. This growth was partially offset by declines in investment services revenues, which fell due to weakened trading volumes and lower asset values following a general decline in equity markets.

The following table presents the components of our non-interest income for years ended December 31, 2001 and 2000:

	Year Ended December 31,
	2001	2000	Change	% Change
		(unaudited)

	(BD$ in thousands)

Trust & Related Services	$148,109	$133,138	$14,971	11.2%
Investment Services	40,736	46,166	(5,430)	(11.8%)
Foreign Exchange Earnings	42,394	42,091	303	0.7%
Banking Services	24,395	25,272	(877)	(3.5%)
Other Non Interest Income	1,343	552	791	143.3%

Total Non Interest Income	$256,977	$247,219	$9,758	3.9%

Trust and Related Services

Trust and related services fees are the largest component of non-interest income and contributed 57.6% of total non-interest income in fiscal year ended December 31, 2001. Trust and related services fees grew 11.2%, or $15.0 million, in fiscal year ended December 31, 2001 to $148.1 million. Growth was driven by GFS, which benefited from increased interest in hedge funds, a key segment of GFS’s client base, and the better than anticipated performance of new pension fund business in Hong Kong, the Mandatory Provident Funds, or MPF. Revenues from private trust services increased $0.4 million as new client business offset a short-term revenue reduction as we exited lower value client relationships to focus on higher value fiduciary business.

The Bermuda and Hong Kong offices contributed 29.1% and 27.6%, respectively, of the trust and related services revenues in fiscal year ended December 31, 2001. This represents revenue growth of $8.7 million and

$4.0 million, respectively. The growth in Bermuda was primarily a result of new subscriptions for hedge funds and fund of funds products. Our custody fees in Bermuda increased $3.8 million in fiscal year ended December 31, 2001. Our New York office also grew its trust revenues by $1.4 million in fiscal year ended December 31, 2001.

Hong Kong’s fees from corporate management grew by $4.6 million in fiscal year ended December 31, 2001, primarily as a result of new pension fund assets. We were appointed to administer a significant portion of the MPF funds in Hong Kong, which became effective in December 2000, and began generating revenues at the start of fiscal year ended December 31, 2001. Revenues from these funds are expected to increase as the assets grow over time.

Trust and related services fees from our European offices were relatively flat in fiscal year ended December 31, 2001 with a net increase of $0.3 million over calendar year ended December 31, 2000. However, within Europe, our Dublin office increased its trust revenues by $2.5 million in fiscal year ended December 31, 2001 due in part to the addition of a new client in early 2001. Our Guernsey office experienced a decline of $2.4 million in trust revenues in fiscal year ended December 31, 2001, relating to the loss of a significant client and declines in other clients’ net asset values.

Investment Services

Investment services declined $5.4 million, or 11.8%, to $40.7 million in fiscal year ended December 31, 2001. The decrease was due to a decline in brokerage and management fees as our clients’ assets and investment activity were adversely affected by the downturn in global capital markets. Partly offsetting these declines was revenue growth from our proprietary mutual funds, which grew by $1.0 million in fiscal year ended December 31, 2001 as a result of the increased volumes in our Corporate Money Fund.

Our proprietary All Points Multi-Manager investment vehicle, which uses independent third-party investment managers, had a net asset value of approximately $891 million at December 31, 2001. During fiscal year ended December 31, 2001, the net asset value of our proprietary funds grew to $6.3 billion and we added a Global Themes Equity Portfolio and a U.S. Large Cap Value Fund to our fund family. In fiscal year ended December 31, 2001, the net asset value of our bond funds and money funds grew by $1.2 billion while the net asset value of our equity funds declined by $68 million.

Foreign Exchange Earnings

Revenues from our foreign exchange activity were $42.4 million for fiscal year ended December 31, 2001, little changed from calendar year ended December 31, 2000. Our foreign exchange activity is mainly focused on providing foreign currency products to clients with little proprietary position-taking.

Our Guernsey and Hong Kong offices grew their foreign exchange earnings in fiscal year ended December 31, 2001 by $1.7 million and $1.2 million, respectively, due to higher volumes. However, Luxembourg, Bermuda and Isle of Man experienced declines in fiscal year ended December 31, 2001 of $1.3 million, $0.7 million and $0.5 million, respectively, due to lower volumes and lower margins.

Banking Services

Banking services fees in fiscal year ended December 31, 2001 were $24.4 million, $0.9 million lower than calendar year ended December 31, 2000. Our Bermuda office contributed 86% of banking services revenues and experienced a decline of $0.7 million in fiscal year ended December 31, 2001. This decline was primarily due to lower fees from credit card products, partly as a result of our decision to discontinue credit card payment processing for online merchants.

Net Interest Income

The following table presents the components of our net interest income for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001	2000	Change		% Change
		(unaudited)

	(BD$ in thousands)

Total Interest Income	$487,212	$632,032	$(144,820)		(22.9%)
Interest Expense	289,538	427,028	(137,490)		(32.2%)

Net Interest Income	197,674	205,004	(7,330)		(3.6%)
Provision for Loan Losses	2,662	2,641	21		0.8%

Net Interest Income, after Provision for Loan Losses	$195,012	$202,363	$(7,351)		(3.6%)

Average Interest-Earning Assets	$10,301,000	$9,861,000	$440,000		4.5%
Average Interest-Bearing Liabilities	$9,685,000	$9,291,000	$394,000		4.2%
Net Interest Margin	1.92%	2.08%	16	(b.p.)

Net interest income is the amount of interest received on interest earning assets less interest paid on interest bearing liabilities. Changes in net interest income are driven by changes in the volume and mix of interest earning assets and interest bearing liabilities, combined with their relative sensitivity to interest rate movements. The level of impaired assets also affects net interest earnings. The net interest margin is defined as net interest income as a percentage of average interest-earning assets. See the table on page 73 for more information on our average assets and liabilities.

Our interest income is primarily generated through the reinvestment of deposits received from our customers. In contrast to many traditional banks, we are largely a fee-driven trust bank and do not manage a large loan portfolio. Consequently, we generate a lower net interest margin than banks that are primarily engaged in lending activities.

Net interest income was $197.7 million in fiscal year ended December 31, 2001 compared with $205.0 million in calendar year ended December 31, 2000, a decline of 3.6%. This decline was also reflected in a lower net interest margin, which fell from 2.08% in calendar year ended December 31, 2000 to 1.92% for the fiscal year ended December 31, 2001. Our policy has been to maintain a short, matched-duration balance sheet which provides market value stability but does not protect from margin erosion in the event of extreme interest rate reductions. In fiscal year ended December 31, 2001, unprecedented cuts in interest rates had a negative impact on margins as we were unable to maintain yields on the reinvestment of low and non-interest bearing customer deposits. The effect of higher volumes partly compensated for this decline.

The analysis of the changes in volumes and rates on pages 76 and 77 illustrates the effects of changes in volumes and rates on our net interest income. The net decline in net interest income in fiscal year ended December 31, 2001 was $7.3 million and may be attributed to the effect of declines in average rates of $16.3 million offset by the effect of increased volumes of $9.0 million during this period. Average interest earning assets grew by $440 million in fiscal year ended December 31, 2001, primarily due to our corporate clients’ holding higher cash balances during this period.

Provision for Loan Losses

Our provision for loan losses in fiscal year ended December 31, 2001 was $2.7 million, little changed from calendar year ended December 31, 2000. Our total allowance for loan losses at December 31, 2001 was $27.6 million, an increase from $26.0 million in calendar year ended December 31, 2000. Our impaired loans were $25.7 million at December 31, 2001 and $23.4 million at December 31, 2000.

During fiscal year ended December 31, 2001, our specific loan allowance declined by $2.0 million to $7.5 million and our general allowance increased by $3.6 million to $20.1 million. The movement in our allowance for loan losses was a result of a change in the mix of our impaired loans. The increase was due to the impairment of certain mortgages, which are well collateralised and require a lower level of specific allowances. The increase also reflects management’s opinion that losses inherent in the Bermuda loan portfolio have increased due to the decline in Bermuda’s economy as a result of the continuing deterioration of the tourism industry, especially since the events of September 11, 2001.

Other Income/(Loss)

Other income generally represents dividends from our equity portfolio and miscellaneous income and losses. For fiscal year ended December 31, 2001, other income/(loss) was a net loss of $1.9 million, compared with a net income of $7.9 million for calendar year ended December 31, 2000. Dividends on our portfolio of equity securities and mutual funds were $5.8 million for the fiscal year ended December 31, 2001 compared with $5.1 million in calendar year ended December 31, 2000. Other significant items in fiscal year ended December 31, 2001 are as follows:

First Ecommerce Data Services (FEDS)

During fiscal year ended December 31, 2001, we sold our remaining 50% ownership of FEDS to a related party, First Ecom.com (First Ecom) for a net gain of $2.0 million. We had sold the initial 50% interest during 2000 for a net gain of $2.8 million. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Gains/(Losses) on Marketable Securities” on page 34 of this Item for a discussion of our relationship with First Ecom. This sale followed our strategic decision to stop providing credit card payment processing services to online merchants. Our share of the FEDS net loss from operations was $0.3 million for fiscal year ended December 31, 2001 and was $0.2 million in calendar year ended December 31, 2000. Therefore, we do not expect the sale of this investment to have a material impact on our earnings in future periods.

First Atlantic Commerce (First Atlantic)

During fiscal year ended December 31, 2001, we recorded $2.3 million in other income relating to a release of a $1.3 million provision and an insurance recovery of $1.0 million for losses related to First Atlantic. At December 31, 2000, we had provided for, or written off, a total of $7.0 million with respect to the estimated cost of uncollectable amounts loaned to or invested in First Atlantic. Of this total, $1.3 million represented a provision for estimated credit card charge-backs incurred but not reported to First Atlantic at that date. We were the card processor for payment services provided by First Atlantic and would have been liable for such charge-backs if First Atlantic had been unable to meet them. At December 31, 2001, total reported credit card charge-backs were unchanged from December 31, 2000 and as a result, we have reduced our $1.3 million provision to $0 and recorded the $1.3 million in other income. See Item 18, “Financial Statements,” Note 7 on page F-18 for more information.

Measurisk

We currently hold an investment consisting of equity interests in Measurisk, a start up company offering risk management analytical information to financial companies. Other income/(loss) includes total charges of $11.5 million related to our investment in Measurisk. During fiscal year ended December 31, 2001, we invested a further $4.2 million in the company, bringing our total investment to date to $11.5 million, and began to account for the investment using the equity method. We made our original investment in Measurisk in December 1998. Our last investment in Measurisk was made in June 2001. As a result of these investments, the Bank received the right to designate a member of the board of directors of Measurisk. Currently, an officer of one of the Bank’s subsidiaries serves on the board of directors of Measurisk. We believed at the time of our initial and subsequent investments in Measurisk that the company had a viable business model and the potential to complement the Bank’s client offerings in the future. Our share of Measurisk’s losses was $4.2 million in fiscal year ended December 31, 2001. We also expensed $1.3 million in fiscal year ended December 31, 2001 relating to the amortisation of goodwill arising from the investment in Measurisk. At December 31, 2001, we determined the investment was other than temporarily impaired due to the combination of poor operating performance and diminished cash resources. No additional financing was forthcoming at December 31, 2001 and, consequently, a write-down against the remaining carrying value of the investment of $6.0 million was made. We are now carrying the investment at $0.

Gains/(Losses) on Marketable Securities

Net losses on marketable securities were $6.2 million in fiscal year ended December 31, 2001, compared with losses of $16.1 million in calendar year ended December 31, 2000. The fiscal year ended December 31, 2001 results include losses of $6.5 million on our trading portfolio compared with net losses of $0.9 million in calendar year ended December 31, 2000.

During fiscal year ended December 31, 2001, we sold our investment in First Ecom and recognised a net loss of $4.1 million in the period. This loss was in addition to an impairment provision we had recognised against the investment in calendar year ended December 31, 2000 of $10.0 million. First Ecom was a joint venture partner in the FEDS initiative to provide multi currency credit card processing solutions to online merchants. We sold our two million shares representing a 10.4% interest in First Ecom during fiscal year ended December 31, 2001 after we decided to exit the credit card payment processing business. We made an initial investment of $6.5 million to purchase one million shares in November 1999 and exercised warrants for an additional one million shares at a cost of $7.8 million in July 2000. At December 31, 2000, we wrote our investment down to approximately $2.00 per share, which was equivalent to its net book value at that date. We disposed of the investment in November 2001 for $150,000, an average sales price of 7.5 cents per share.

In fiscal year ended December 31, 2001, we recorded charges of $5.3 million for other than temporary impairments of certain investments. The charges include a write-down of $1.3 million on a debt security held by the Bank, a write-down of $1.0 million in an investment in a unit trust that invests in real estate in the United States, a write-down of $1.9 million in a private equity partnership that invests primarily in insurance, financial services and healthcare industries, and a $1.1 million write-down in an investment in a private equity partnership that participates in expansion financings, special situations and buyouts in insurance related entities. In calendar year ended December 31, 2000, we had additional charges for other than temporary impairments of certain investments totalling $6.5 million, including a $4.0 million charge against our investment in First Atlantic. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Other Income/(Loss)” under this Item on page 33.

We also sold our interest in the London Stock Exchange held by our stock brokerage subsidiary in Jersey for a gain of $4.1 million in fiscal year ended December 31, 2001.

Operating Expenses

The following table presents the components of our operating expenses for the years ended December 31, 2001 and 2000:

	Year ended December 31,
	2001	2000	Change	% Change

		(unaudited)
	(BD$ in thousands)
Salaries	$161,359	$161,062	$297	0.2%
Pension & Staff Benefits	51,858	51,530	328	0.6%
Property	28,613	26,969	1,644	6.1%
Systems & Communications	39,800	35,644	4,156	11.7%
Corporate, Marketing, & Other	95,330	44,710	50,620	132.2%

Total Operating Expenses	$376,960	$319,915	$57,045	17.8%

Efficiency Ratio*	84.9%	72.5%	(12.4 pts)
Efficiency Ratio* (excluding costs associated with Cash 4 Titles)	77.3%	72.5%	(4.8 pts)
Average Number of Employees	2,914	2,742	172	6.3%

*Efficiency ratio is defined as total operating costs divided by total revenue.

Operating expenses were $377.0 million in fiscal year ended December 31, 2001 compared with $319.9 million in calendar year ended December 31, 2000. Operating expenses include the net expense of $43.4 million relating to the litigation costs associated with Cash 4 Titles. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Cash 4 Titles” of this Item for more information on these expenses. Operating expenses, excluding litigation costs discussed below under Cash 4 Titles, increased 4.3% to $333.5 million in fiscal year ended December 31, 2001 compared with $319.9 million in calendar year ended December 31, 2000. The increase was due to higher staff levels and systems costs along with some other one-time expenses.

Salaries

Salary costs were $161.4 million for fiscal year ended December 31, 2001, an increase of 0.2% over calendar year ended December 31, 2000. The total salary costs in fiscal year ended December 31, 2001 are net of a $9.3 million reduction in profit related compensation relating to the charges for Cash 4 Titles. Excluding this expense reduction, total salaries grew by $9.6 million in fiscal year ended December 31, 2001 over calendar year ended December 31, 2000. Our average number of employees grew by 172 in fiscal year ended December 31, 2001, with 76 of the additional staff located in Hong Kong, primarily to service our new MPF business. Salaries in Hong Kong grew by $5.7 million to $30.9 million in fiscal year ended December 31, 2001.

Other offices with significant staff growth were Dublin and Scotland which increased their number of employees by 31 and 27, respectively. This resulted in increased salary costs of $1.2 million for each office to $4.2 million and $6.2 million, respectively. We currently anticipate growing our presence in Dublin and have received approval for a banking licence from the Central Bank of Ireland. Dublin has become the European centre for the alternative investment industry and we believe that having a presence in Dublin will advance our overall European strategy. Our office in Scotland provides global information and operations support. Our continued investment in our systems has led to an increase in the size of our Scotland office.

Salary costs in Bermuda and New York increased by $4.0 million and $1.2 million, respectively, in fiscal year ended December 31, 2001 reflecting costs associated with hiring and retaining professionally qualified staff.

The average number of employees in Bermuda grew marginally to 1,226 for the year. Our New York office grew by 30% to 52 for fiscal year ended December 31, 2001, as we continue to develop our GFS business in that location.

Our profit based compensation relating to our operations, excluding the effects of the litigation costs, was reduced by $3.8 million for fiscal year ended December 31, 2001, reflecting the reduction in our operating income.

Pension and staff benefits

Pension and staff benefit costs were $51.9 million for fiscal year ended December 31, 2001, which includes a net gain of $5.6 million recognised on the settlement of the defined benefit pension plan in Bermuda. See Item 18, “Financial Statements,” Note 8 on page F-20 for more information regarding this settlement. Partly offsetting this gain was a provision of $1.5 million for the tax liability of American employees who participated in the defined benefit plan prior to the settlement of the plan.

Staff benefits for fiscal year ended December 31, 2001 included $1.3 million for temporary staff costs relating to a new subsidiary formed in early 2001. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—New subsidiary” under this Item on page 37.

The balance of the increase in pension and staff benefits reflects the growth in personnel and average salaries during fiscal year ended December 31, 2001.

Property

Property expense grew by $1.6 million for fiscal year ended December 31, 2001, to a total of $28.6 million. In Bermuda, expenses increased by $0.9 million primarily as a result of renovations to our head office. In addition, property expense increased by $0.8 million in Dublin as we upgraded our office space. During fiscal year ended December 31, 2001, we rented additional space in Bermuda for a new subsidiary at a cost of $0.6 million for the year. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—New subsidiary” under this Item on page 37. Our other offices reported little change in premises costs.

Systems and Communications

Systems and communications expenses were $39.8 million for fiscal year ended December 31, 2001, an increase of $4.2 million over calendar year ended December 31, 2000. During fiscal year ended December 31, 2001, we wrote off the $2.6 million carrying value of a system that was being developed in our GFS division to service the increased requirements of our growing hedge fund and limited partnership clients. The implementation of this system was cancelled in favour of a more technically advanced solution that was implemented in early 2002. Our New York office incurred an additional $0.6 million of systems costs in fiscal year ended December 31, 2001 relating to a system implemented to enable year end accounting capabilities for its alternative investment clients. This system also served as a pilot for the new GFS system to be implemented in 2002. The balance of the increase reflects investments in other systems to remain competitive.

Corporate, Marketing and Other

Corporate, marketing and other expenses, including the Cash 4 Titles litigation expenses, were $95.3 million in fiscal year ended December 31, 2001, an increase of $50.6 million from calendar year ended December 31, 2000. Corporate, marketing and other expenses, excluding the Cash 4 Titles litigation expenses, were $51.9 million in fiscal year ended December 31, 2001, compared with $44.7 million in calendar year ended December 31, 2000.

Included in other costs in fiscal year ended December 31, 2001 are $3.9 million of legal fees from our Cayman office relating to the Cash 4 Titles litigation. This was an increase of $1.5 million from the $2.4 million incurred in calendar year ended December 31, 2000 for the case. Total legal fees to date that relate to the Cash 4 Titles litigation are $7.0 million. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Cash 4 Titles” in this Item below.

In Bermuda, a new subsidiary that was established incurred corporate, marketing, and other costs of $5.3 million for fiscal year ended December 31, 2001. These costs related primarily to consulting, legal, marketing, and other start-up costs incurred. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—New subsidiary” on page 37 of this Item for more information.

Other expenses in our Guernsey office increased by $3.3 million in fiscal year ended December 31, 2001 as we incurred an errors and omissions charge of $3.5 million, relating to losses incurred by a GFS client. It had been alleged that our Guernsey office had committed operating errors on a GFS client’s fund that resulted in investment losses to the fund. At December 2001, we provided for $3.5 million to settle the claim with no admission of liability.

Other expenses in our Luxembourg and Hong Kong offices declined in fiscal year ended December 31, 2001 by $1.6 million and $1.2 million, respectively. The declines were primarily due to lower professional fees in fiscal year ended December 31, 2001 compared with calendar year ended December 31, 2000.

New subsidiary

In early 2001, we formed a new subsidiary in Bermuda to provide management and technical services to multinational companies seeking to perform part of their operations from offshore jurisdictions. The decline in capital spending by multinational companies resulting from the recent world-wide economic downturn, combined with the negative economic effects of September 11th led us to re-evaluate this business. As a result, we decided not to proceed with this venture. All costs were expensed as incurred and totaled $7.7 million in fiscal year ended December 31, 2001. However, we continue to discuss a sale of the company with potential acquirers.

Cash 4 Titles

Included in our net earnings results in fiscal year ended December 31, 2001 is a net cost of $43.4 million relating to the Cash 4 Titles litigation. During 2001, we settled the class action suits in the U.S. at an estimated cost of $67.5 million. We also accrued $10.0 million, representing our current estimate of the liabilities and expenses with respect to all remaining actions still outstanding against the Bank. The total expense we have recorded for all Cash 4 Titles related litigation is $77.5 million. We also received $34.1 million of recoveries under our various insurance policies. The Bank is engaged in discussions with other underwriters in an attempt to secure additional recoveries for the Cash 4 Titles claims. See Item 8, “Financial Information—Legal Proceedings” on page 99.

Income Taxes

Income taxes were $6.8 million for fiscal year ended December 31, 2001, $0.4 million less than the $7.2 million in calendar year ended December 31, 2000. The decline was due to lower tax expenses in some of our European subsidiaries.

Results of Operations for the Six Months Ended December 31, 2000 Compared with the (unaudited) Six Months Ended December 31, 1999

Summary

Net income for the six months ended December 31, 2000 increased by $9.7 million, or 20.9%, to $56.2 million, compared with $46.5 million for the same period in 1999. Return on average shareholders’ equity was 18.3% for the six months ended December 31, 2000, unchanged from the same period in 1999. Diluted earnings per share of $1.81 for the six months ended December 31, 2000 were 15.3% higher than the $1.57 for the six months ended December 1999. These results include a significant one-time charge of $10.0 million in the six months ended December 31, 2000 and a gain of $1.5 million arising from a change in accounting principle.

Total revenue increased by $22.3 million, or 11.3%, to $220.0 million in the six months ended December 31, 2000, excluding the effect of a charge to write-down an investment, total revenue was 16.4% higher in the six months ended December 31, 2000 compared with the same period in 1999, driven by continued improvement in net interest income and growth in fee revenues across our business divisions. Investment revenues from new products and increased foreign exchange earnings were primary drivers of the growth in fee revenues.

Operating expenses were $162.1 million for the six months ended December 31, 2000, an increase of 10.3% from the same period in the prior year. In Asia-Pacific, we expanded operations in Hong Kong and Singapore, resulting in increased operating expenses of $6.1 million in the six months ended December 31, 2000 from the same period in 1999. We also expanded our offices in New York and Scotland, which resulted in increased operating expenses of $1.9 million and $1.2 million, respectively. We also incurred significant legal and other operating expenses during the six months ended December 31, 2000. Our operating expenses are described in more detail in this Item under “Results of Operations for the Six Months Ended December 31, 2000 Compared with the (unaudited) Six Months Ended December 31, 1999—Operating Expenses” on page 43.

Non-Interest Income

Non-interest income was $124.4 million for the six months ended December 31, 2000, an increase of $12.5 million, or 11.2%, over the same period in 1999. Non-interest income represented 56.5% of total revenue in the six months ended December 31, 2000, little changed from the same period in 1999, with individual components of non-interest income providing approximately the same percentage contribution in 2000 as in 1999. Investment services fees and foreign exchange earnings were principally responsible for the growth year over year, reflecting our success in attracting customers into our higher margin investment products and greater volumes of foreign exchange activity. Trust and related service fees are partly based on the value of client assets, growth in which was reduced by market value declines during the six months ended December 31, 2000.

The following table presents the components of our non-interest income for the six months ended December 31, 2000 and 1999:

	Six Months Ended December 31,
	2000	1999	Change	% Change

		(unaudited)
	(BD$ in thousands)
Trust and Related Services	$68,124	$64,433	$3,691	5.7%
Investment Services	22,219	18,199	4,020	22.1%
Foreign Exchange Earnings	21,502	17,137	4,365	25.5%
Banking Services	12,208	11,854	354	3.0%
Other Non-Interest Income	330	215	115	53.5%

Total Non-Interest Income	$124,383	$111,838	$12,545	11.2%

Trust and Related Services.    Fees for trust and related services of $68.1 million for the six months ended December 31, 2000 were the largest component of non-interest income, contributing more than 50% of the total.

Our trust and related services fees were generated fairly evenly across our three regions of operation. Our offices in Bermuda and Hong Kong contributed 28.4% and 26.0%, respectively, of these fees. The growth of $3.7 million, or 5.7%, over the same period in 1999 was the result of new business activities, which more than offset the effects of the decline in the world’s financial markets.

Trust and related service fees are based on the market value of assets under administration, the volume of transactions, and other services. Our fee structures provide for variable pricing dependent on the value of client assets and the nature of services provided. As a result, it is not possible to draw a direct relationship between the value of client assets and the value of trust and related services revenue.

North America contributed 47% of the $3.7 million increase in trust and related services fees in the six months ended December 31, 2000, with our offices in Bermuda and New York contributing $0.6 million and $1.1 million of the growth, respectively. New business from both new and existing clients and higher custody fees were responsible for the revenue increase in North America. Our European offices experienced growth in trust fees of $1.6 million in the six months ended December 31, 2000, or 8%. Our offices in Dublin, Guernsey and Isle of Man each experienced revenue growth and reported increases in client net asset values and client activity. Luxembourg continued to be affected by the loss of a major client in the September 1999 quarter, which reduced the overall growth of our European revenues by $0.8 million.

Trust and related service fees in our Asia-Pacific offices increased $0.4 million in the six months ended December 31, 2000 over the same period in 1999. Hong Kong was affected by the downturn in Asian financial markets and, as a result, trust and related revenues generated by our global fund services division, or GFS, decreased by $1.2 million. Private trust fees in our Hong Kong office were $0.5 million higher in the six months ended December 31, 2000 compared with the same period in 1999. Trust and related fees in Singapore increased $1.2 million in the six months ended December 31, 2000 compared with the same period in 1999 as the result of new business and higher volumes.

We made significant investments in Hong Kong in the six months ended December 31, 2000, as our GFS business prepared to service the new Mandatory Provident Fund, or MPF, pension business. We have been appointed to service a significant portion of the new investment funds and related trusts for the MPF, the revenues from which will commence during the 2001 calendar year.

Investment Services.    Revenue from investment services fees grew 22.1%, or $4.0 million, to $22.2 million in the six months ended December 31, 2000 as compared with the same period in 1999, driven by the continued success of our mutual fund products. Investment services fees contributed 17.9% of total non-interest income in the six months ended December 31, 2000. Our Bermuda office contributed 72.5% of total investment services revenues in the six months ended December 31, 2000.

The net asset value of the All Points Multi-Manager investment vehicle grew to $993.7 million at December 31, 2000, an increase of $190.0 million from $803.7 million at December 31, 1999. During the six months ended December 31, 2000, we began selling the All Points Multi-Manager investment vehicle in Hong Kong, which contributed to an increase in investment services fees of $0.9 million in the six months ended December 31, 2000 compared with the same period in 1999. We originally launched the All Points Multi-Manager investment vehicle in May 1999. This product offers our clients a range of mutual funds, each of which is managed by a third party investment manager.

In response to client demand, we also added an “Alternative Class” to our All Points Fund of Funds, which provided our clients with access to leading hedge fund managers. This “Alternative Class” had a net asset value of $101.4 million at December 31, 2000. Our Bermuda Corporate Money Fund also grew to a total net asset value of $3.1 billion at December 31, 2000, a 34.1% increase in value as compared with December 31, 1999. The total net asset value of all our investment products at December 31, 2000 was $5.2 billion, an increase of $1.0 billion, or 25.2%, from December 31, 1999. We also offered a retail money fund product and other fund of fund products, which represented the balance of the net asset value of our investment products.

Foreign Exchange Earnings.    Total foreign exchange earnings were $21.5 million in the six months ended December 31, 2000, an increase of $4.4 million, or 25.5%, from the same period in 1999, resulting from increased client trading activity. Our Bermuda office contributed 53.6% of foreign exchange earnings during this period. Our other locations with treasury operations, Hong Kong, Luxembourg, Isle of Man, and Guernsey, contributed most of the balance of the foreign exchange earnings. Our foreign exchange transactions were primarily focused on client currency requirements with minimal proprietary position-taking.

Higher client volumes, the volatility in the world’s stock markets, and the strengthening Euro during the second half of the six months ended December 31, 2000 resulted in increased revenues of $3.7 million and $1.1 million in Bermuda and Isle of Man, respectively, compared with the six months ended December 31, 1999. These increases were offset by lower client volumes in Hong Kong, which declined $0.6 million as compared with the same period in 1999. Proprietary trading contributed $1.2 million to foreign exchange earnings in the six months ended December 31, 2000.

Banking Services.    Banking services fees were $12.2 million for the six months ended December 31, 2000, an increase of 3.0% over the same period in 1999. Banking services are provided by each of our four core business divisions, with our Bermuda-based retail client services division generating 66.2% of the total banking services fees in the six months ended December 31, 2000, compared with 65.8% for the same period in 1999. In total, our Bermuda operations contributed over 87% of banking services fees for the period. Banking services fees generated in Bermuda were $0.5 million higher in the six months ended December 31, 2000 than in the same period in 1999. Higher fees from credit cards, e-commerce services and deposit accounts more than offset lower lending activity and decreased commitment fees.

Net Interest Income

Net interest income before loan losses was $104.8 million for the six months ended December 31, 2000, compared with $82.0 million for the same period in 1999. Our Bermuda office contributed 65.0% of net interest income for the six months ended December 31, 2000. This 27.8% increase was generated by increased margins, due to a more productive asset mix, and higher volumes. Average interest-earning assets increased by $318 million, or 3.3%, while our net interest margin increased by 41 basis points to 2.11% in the six months ended December 31, 2000 from 1.70% for the same period in 1999. Our assets are derived from the reinvestment of customer deposits, which grew across all regions in the six months ended December 31, 2000, with GFS clients’ deposits increasing significantly. The average consolidated balance sheet on page 73 shows the average interest-earning assets, interest-bearing liabilities and related interest rates.

The following table presents the components of our net interest income for the six months ended December 31, 2000 and 1999:

	Six Months Ended December 31,
	2000	1999	Change	%Change
		(unaudited)
	(BD$ in thousands)
Total Interest Income	$327,581	$253,802	$73,779	29.1%
Interest Expense	(222,816)	(171,832)	(50,984)	(29.7%)

Net Interest Income	104,765	81,970	22,795	27.8%
Provision for Loan Losses	(2,589)	(864)	(1,725)	199.7%

Net Interest Income after Provision for Loan Losses	$102,176	$81,106	$21,070	26.0%

Average Interest-Earning Assets	$9,864,000	$9,546,000	$318,000	3.3%
Average Interest-Bearing Liabilities.	$9,346,000	$9,065,000	$281,000	3.1%
Net Interest Margin	2.11%	1.70%	41 b.p.	—

Net interest income is the amount of interest earned on interest-earning assets less interest expensed on interest-bearing liabilities. Changes in net interest income are driven by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, combined with their relative sensitivity to interest rate movements. The level of impaired assets also affects net interest earnings. The net interest margin is defined as net interest income as a percentage of average interest-earning assets.

Our interest income is primarily generated through the reinvestment of deposits received from our core client businesses. In contrast to many traditional banks, we are a fee-driven trust bank and do not manage a large loan portfolio. Our loans to total assets ratio for the six months ended December 31, 2000 averaged 15.5%. Consequently, we generate a lower net interest margin than banks that are primarily engaged in lending activities.

Growth in average interest-earning assets was funded by increased deposit liabilities in our overseas offices as our clients increased their level of deposits during periods of financial market volatility. In addition, we decreased our deposits with banks and increased the proportion of liquid assets held in high quality marketable securities that offer higher returns. At December 31, 2000, 61% of our portfolio of marketable securities consisted of securities with a credit rating of AA- or better. See the tables on page 81.

All of our geographic locations experienced increases in net interest income as a result of improvements in volumes and asset allocation. As the location of a majority of our marketable securities and loan portfolios, Bermuda contributed 65% of the growth in interest earnings and 65% of total interest earnings at December 31, 2000.

Provisions for Loan Losses

Provisions for loan losses were $2.6 million in the six months ended December 31, 2000 compared with $0.9 million for the same period in 1999. During the six months ended December 31, 2000, we increased the allowance by $1.7 million for a Bermuda impaired e-commerce loan to First Atlantic Commerce, or First Atlantic.

Other Income

Other income represents dividends from our equity portfolio and other miscellaneous income. The six months ended December 31, 2000 also includes a one-time gain on the sale of a 50% ownership interest in a subsidiary, as described below. In the six months ended December 31, 2000, other income totalled $6.4 million, an increase of $2.6 million from the $3.8 million earned for the same period in 1999. During this period, we realised a $2.8 million gain on the sale of 50% of our ownership interest in First Ecommerce Data Services, or FEDS, to a related party, First Ecom.com. We retained a 50% ownership interest in the company and account for this interest under the equity method of accounting. The six months ended December 31, 1999 included $0.8 million of revenue from a Bermuda real estate company, which we acquired as part of our Bermuda Home acquisition and was subsequently sold. We also recorded a gain of $0.5 million in the six months ended December 31, 1999 from the sale of real estate located in Guernsey. Dividend income also increased in the six months ended December 31, 2000 compared with the same period in 1999.

Gains/(Losses) on Marketable Securities

Net losses on marketable securities were $13.0 million in the six months ended December 31, 2000, compared with net gains of $1.0 million in the same period in 1999, as we incurred a $10.0 million charge to write-down an e-commerce related investment during the quarter ended December 31, 2000. Other significant items during the six months ended December 31, 2000 included provisions for other than temporary impairments of $4.0 million in respect of an equity investment and $2.5 million in respect of a debt instrument. Our remaining treasury asset portfolio generated net gains, as the available for sale portfolio realised gains of $3.5 million while our trading portfolio had unrealised gains of $6.5 million and realised net losses of $5.3 million.

The $10.0 million charge in the quarter ended December 31, 2000 reflected a write-down of our investment in an e-commerce payment processing company, First Ecom.com, or First Ecom. First Ecom was founded in 1998 in Hong Kong and provides credit card payment processing for internet merchants. First Ecom is a publicly traded company in the United States. We made an initial investment of $6.5 million to purchase one million First Ecom shares in November 1999, and exercised warrants for an additional one million shares at a cost of $7.8 million in July 2000. After the exercise of the warrants, we owned a 10.4% interest in First Ecom and had invested a total of $14.3 million. The First Ecom market prices on the November 1999 and July 2000 purchase dates were $7.625 and $8.00 per share, respectively. Our investments reflected our view of First Ecom as a strategic partner in the provision of credit card payment processing services to on-line merchants. In May 1999, we entered into an agreement with First Ecom that provided them with access to connections to credit card networks. In 2000, First Ecom joined us as a joint venture partner in FEDS, which housed the necessary systems, staff and other supporting functions and provided multi-currency credit card payment processing solutions to banks and their online and traditional merchant customers.

First Ecom experienced significant volatility in market value during 2000 along with many other Internet-related companies. In March 2000, the per share price of First Ecom reached a high of $32.50 and subsequently declined to $7.875 in June 2000 before we made our second investment. At December 31, 2000, the market value of First Ecom shares was approximately $1 per share and the net book value was $2.16 per share. The majority of First Ecom’s assets at December 31, 2000 consisted of cash.

At December 31, 2000, we concluded that our investment in First Ecom was impaired and a write down to its realisable value was appropriate. We believe that First Ecom’s net book value per share approximates the stock’s realisable value at December 31, 2000 due to its cash assets and, as a result, we carried the investment at approximately $2.00 per share at that date.

We regularly monitored the performance of First Ecom and its stock price and considered whether further provisions for impairment were required and, in the quarter ended June 30, 2001, a further impairment of $3.3 million was recognised against the investment. The risks inherent in this investment and circumstances that could lead to a further provision for impairment being required include (i) First Ecom’s failure to obtain customers and realise its revenue targets, (ii) First Ecom’s failure to execute its business plan, (iii) First Ecom’s product not meeting customer expectations and (iv) continued negative market perception towards Internet stocks.

During the six months ended December 31, 2000, we also recognised a provision for impairment for our $4.0 million investment in First Atlantic Commerce Ltd., or First Atlantic. First Atlantic, a client of the Bank since February 1999, provides payment gateway services to international online merchants. During fiscal year ended June 30, 2000, we also recognised a loss of $3.0 million in connection with credit card losses arising at First Atlantic.

In late 1999, First Atlantic entered into a business relationship with certain online merchants and began processing credit card transactions with these merchants. Some of these merchants were allegedly involved in the fraudulent use of certain MasterCard and Visa credit card numbers resulting in customer charge-backs and losses to First Atlantic. In accordance with MasterCard and Visa procedures, we, as the card processor, are ultimately liable for such charge-backs if the payment gateway company is unable to meet them. First Atlantic was unable to meet these charge-backs and, as a result, we funded First Atlantic through an overdraft facility. First Atlantic has a right of recourse against the merchants and is actively pursuing legal action to recoup the liabilities arising from the overdrawn accounts but the outcome of the legal action is not yet determinable.

At June 30, 2000, we estimated that the amount of our total exposure was $3.0 million. This was based upon information provided to us about the extent of the total internet sales by the particular merchants and the amount of customer charge-back activity that had been experienced by First Atlantic up to that date. This amount was provided for in our financial statements at June 30, 2000.

In the three month period ended September 30, 2000, additional information became available about the extent of the alleged fraudulent sales activity and additional amounts of customer charge-backs were experienced by First Atlantic.

We continued to fund First Atlantic through an overdraft facility until that facility accumulated an outstanding balance of $5.7 million as a result of charge-backs at September 30, 2000. If we did not provide First Atlantic with an overdraft facility to meet its liabilities we would have been directly liable for the charge-back since we were the card processor. On October 31, 2000, we converted the overdraft facility into an equity investment of $4.0 million in First Atlantic and a loan of $1.7 million, as we believed that if First Atlantic remained in business it would improve the likelihood that we would recover funds. The investment in First Atlantic consisted of 500,000 common shares at a cost of $1.0 million and three million preferred shares at a cost of $3.0 million. We currently hold 3.6% of First Atlantic’s voting equity. Given the financial condition of First Atlantic during this period, we concluded that the equity investment was impaired and a write down of $4.0 million was recognised in the statement of operations in the three month period ended September 30, 2000. A specific allowance was also made against the loan in the same period.

Between September 30, 2000 and December 31, 2000, the amount of customer chargebacks slowed significantly. However, available information also suggests that there are additional charge-backs that have been incurred, but which have not been reported to First Atlantic. At December 31, 2000, cumulative amounts expensed in our financial statements in connection with First Atlantic totalled $7.0 million, representing a $4.0 million write-down for the impairment of the equity investment and a specific allowance of $1.7 million against the loan balance, which was deemed to be uncollectable. An additional $1.3 million was accrued to cover the estimated cost of further charge-backs that had been incurred at December 31, 2000 but not yet reported to First Atlantic.

During the six months ended December 31, 2000, we recognised a loss of $2.5 million in our investment in Class B Secured Floating Rate Notes issued by Cathedral Limited. We held 16.5 million units of these notes which were purchased at par. The Cathedral notes were collateralised bond obligations consisting of 53 corporate credits arranged by Dresdner Kleinwort Benson which were rate “BBB” and “A3” by Standard & Poor’s and Moody’s, respectively. During the six months ended December 31, 2000, the fair market value of the notes decreased from 94.00 to 89.00. We determined that the decline in fair market value below cost basis was other than temporary given the credit deterioration of certain underlying corporate credits and the illiquidity of the notes. At December 31, 2000, we wrote down the value of the investment to a new cost basis of $14.0 million. This was based upon quotes received from brokers that make a market in these notes. We subsequently sold these notes in January 2001 and realised an additional loss of $0.4 million.

Operating Expenses

Operating expenses for the six months ended December 31, 2000 totalled $162.1 million, an increase of 10.3% from the same period in 1999, reflecting investment in the personnel required to grow our businesses and remain competitive. The increase in operating costs in the six months ended December 31, 2000 compares to growth in operating revenue (interest and non-interest income) of 18.2%.

The following table presents the components of our operating expenses in the six months ended December 31, 2000 and 1999:

	Six Months Ended December 31,
	2000	1999	Change		%Change
	(unaudited)

	(BD$ in thousands)

Salaries	$81,608	$74,191	$7,417		10.0%
Pensions and Staff Benefits	26,566	23,622	2,944		12.5%
Property	13,514	13,033	481		3.7%
Systems and Communications	16,693	15,803	890		5.6%
Corporate, Marketing and Other	23,695	20,332	3,363		16.5%

Total Operating Expenses	$162,076	$146,981	$15,095		10.3%

Efficiency ratio*	73.7%	74.3%	0.6	pts	—
Employees (at December 31)	2,830	2,610	220		8.4%

*Efficiency ratio is defined as total operating costs divided by total revenue.

Salaries were $81.6 million for the six months ended December 31, 2000, an increase of 10.0% from the same period in 1999, primarily due to higher average compensation costs and additional staff. Hong Kong accounted for $4.5 million of the increase as the result of a 5% payroll increase in payroll expenses for existing staff and new employees that were hired for that office to service the new MPF pension fund business. The balance of the increase was distributed across our offices and reflects the competitive nature of attracting and retaining quality staff.

Pension and staff benefit costs were $26.6 million in the six months ended December 31, 2000, 12.5% higher than the same period in 1999. The higher benefit costs reflect the increase in salaries and staff levels.

Property expenses were relatively constant in the six months ended December 31, 2000 as compared with the same period in 1999, increasing 3.7% to $13.5 million. Additional office space in New York to support an expanding GFS business added $0.6 million to property expenses. Savings in Hong Kong due to lower rental rates partially offset the increased expense in New York in the six months ended December 31, 2000.

Systems and communications expenses increased by 5.6% in the six months ended December 31, 2000 to $16.7 million due to higher development costs, primarily in Bermuda, as we undertook several strategic initiatives to improve our technological competitiveness.

Corporate, marketing and other expenses were $23.7 million in the six months ended December 31, 2000, compared with $20.3 million for the same period in 1999. Other expenses included $2.0 million in legal fees associated with the Cash 4 Titles litigation for the six month period ended December 31, 2000. See Item 8, “Financial Information—Legal Proceedings” on page 99 for further details on the Cash 4 Titles legal actions brought against us and our subsidiary in Cayman. As of December 31, 2000, we had expensed to date $3.0 million in legal fees relating to Cash 4 Titles, of which $0.6 million had been incurred by December 31, 1999. Other expenses in Hong Kong increased by $1.0 million in the six months ended December 31, 2000 as compared to the same period in 1999 as a result of increased advertising, legal and consulting costs relating to the development of the new MPF business.

Income Taxes

Income tax expense was $3.2 million in the six months ended December 31, 2000, 22.8%, or $1.0 million, less than in the same period in 1999. Income taxes have declined due to a reduction in taxable income in Hong Kong.

Change in Accounting Principles

On July 1, 2000, we adopted the Statement of Financial Accounting Standard (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 133 and No. 138 amended the accounting for derivative instruments, including certain derivative instruments embedded in other contracts.

As a result of adopting the Standards, we recognised a transition gain, representing a transfer from Accumulated Other Comprehensive Income, of $1.5 million on July 1, 2000. This has been recorded as the cumulative effect of a change in accounting principle in the statement of income in the September 2000 quarter, pursuant to the Standards.

Results of Operations for the Fiscal Year Ended June 30, 2000 Compared with the Fiscal Year Ended June 30, 1999

Summary

Net income for fiscal year ended June 30, 2000 was $106.1 million, an increase of 44.0% from $73.6 million reported in fiscal year ended June 30, 1999. This result produced a return on average shareholders’ equity of 19.4% in fiscal year ended June 30, 2000, as compared with 16.0% in fiscal year ended June 30, 1999. Earnings per share of $3.53 in fiscal year ended June 30, 2000, on a diluted basis, were 40.1% higher than the $2.52 in fiscal year ended June 30, 1999.

Strong performances across each of our business divisions and geographic regions generated an 18.4% increase in total revenue in fiscal year ended June 30, 2000 as compared with fiscal year ended June 30, 1999. Our performance resulted from the improvement in financial markets in which our clients are invested, the introduction of new investment products and an increase in our net interest income from improved balance sheet returns. Our 18.4% revenue growth was achieved with a 10.7% increase in operating costs.

Non-Interest Income

Our fiscal year ended June 30, 2000 non-interest income was $234.7 million, compared to $197.8 million in fiscal year ended June 30, 1999. Non-interest income represented 56.0% of total revenue in fiscal year ended June 30, 2000 compared with 55.9% in fiscal year ended June 30, 1999, and the individual components of non-interest income provided approximately the same contribution in fiscal year ended June 30, 2000 as in fiscal year ended June 30, 1999. Key factors driving our growth in fiscal year ended June 30, 2000 included improved asset values, as our clients benefited from a rebound in the markets in which they are invested, together with our success in attracting clients into new higher-fee investment products.

The following table presents the components of our non-interest income for fiscal years ended June 30, 2000 and June 30, 1999:

	Fiscal Year Ended June 30,			% Change
	2000	1999	Change
	(BD$ in thousands)

Trust and Related Services	$129,447	$111,886	$17,561	15.7%
Investment Services	42,146	30,232	11,914	39.4%
Foreign Exchange Earnings	37,726	33,118	4,608	13.9%
Banking Services	24,918	21,534	3,384	15.7%
Other Non-interest Income	437	1,026	(589)	(57.4%)

Total Non-interest Income	$234,674	$197,796	$36,878	18.6%

Trust and Related Services.    Fees for trust and related services of $129.4 million in fiscal year ended June 30, 2000 were the largest component of non-interest income, representing 55.2% of total non-interest income. This represented an increase of $17.6 million, or 15.7%, from trust and related services fees in fiscal year ended June 30, 1999 and was the result of strong international financial markets and, to a lesser extent, new business activities.

Trust and related service fees are based on the market value of assets under administration, the volume of transactions, and other services. Our fee structures provide for variable pricing dependent on the value of client assets and the nature of services provided. As a result, it is not possible to draw a direct relationship between the value of client assets and the value of trust and related services revenue.

Approximately 57% of the increase in trust and related service fees in fiscal year ended June 30, 2000 was the result of a sustained recovery in financial markets in Asia-Pacific, which increased transaction volumes and asset values, driving a 27.2% increase in fees in that region, with Hong Kong contributing 72.3% of the region’s growth. North America and Europe also reported an increase in trust and related service fees in fiscal year ended June 30, 2000 of 14.5% and 6.0% respectively. Bermuda contributed 67.3% of the increase in North America. Our results in Europe were negatively impacted by the loss of a significant global fund services client. However, new business in the region grew due to increased interest in hedge fund and fund of fund investment products. In addition, during this period, fund management groups seeking to provide tailored products in regulated markets increasingly focused on Ireland as a jurisdiction in which to locate investment funds. As a result, our Dublin office generated significant new business during fiscal year ended June 30, 1999 that resulted in an increase of $3.4 million, or 76.9%, in trust and related services fee revenue for that office.

Investment Services.    Income from investment services fees increased 39.4% to $42.1 million for fiscal year ended June 30, 2000 as compared with fiscal year ended June 30, 1999. This increase was the result of the successful introduction of new mutual fund products, which attracted increased client assets and generated higher fees. Improved transaction fees from increased trading activity during volatile financial markets also contributed to the increase in investment services fee income in fiscal year ended June 30, 2000. Our Bermuda office contributed 70.0% of total investment services fees. Our subsidiary providing stock brokerage services, LMJC, located in Jersey, experienced revenue growth of $1.0 million to $5.9 million for fiscal year ended June 30, 2000.

The net asset value of our investment products at June 30, 2000 was $5.1 billion, an increase of $945 million, or 22.5%, from June 30, 1999. This growth favourably impacted the overall revenue attributable to investment services. Our All Points Multi-Manager investment vehicle, which was launched in May 1999 and uses independent third-party managers, had a net asset value of over $940 million at June 30, 2000. Our Bermuda Institutional Money Fund also grew to a total net asset value of $3.2 billion at June 30, 2000, a 33.3% increase in value as compared to June 30, 1999. We also offer a retail money fund product and fund of fund products, which represent the balance of the net asset value of our investment products. In response to client demand, we also added an “Alternative Class” to our All Points Fund of Funds, which provided our clients with access to leading hedge fund managers.

Foreign Exchange Earnings.    Total foreign exchange earnings were $37.7 million for fiscal year ended June 30, 2000, an increase of $4.6 million, or 13.9%, from fiscal year ended June 30, 1999, resulting from increased client revenue. Our foreign exchange activity was mainly focused on client currency requirements with minimal proprietary position-taking. We provide comprehensive foreign exchange trading services to our international client base in all of our operating regions.

Growth in foreign exchange income primarily resulted from higher margins as a decline in trading volumes in Bermuda more than offset modest increases in our European and Asia-Pacific offices. Of the total increase in foreign exchange earnings in fiscal year ended June 30, 2000, $2.6 million, or 54.7%, was attributable to our activities in Europe and $1.4 million, or 29.9%, was attributable to our activities in Asia-Pacific where we generated increased margins on client business. Client trading volumes in these regions were marginally higher in fiscal year ended June 30, 2000 as compared with fiscal year ended June 30, 1999.

Banking Services.    Banking services fees were $24.9 million in fiscal year ended June 30, 2000, an increase of $3.4 million or 15.7% from fiscal year ended June 30, 1999. Banking services are provided by each of our four core business divisions, with our Bermuda-based retail client services division generating 64.0% of the total banking services fees in fiscal year ended June 30, 2000. We have a leading retail bank presence in Bermuda, and the growth of our banking services fees during this period was the result of our strategy to offer an improved product mix to our clients and a strong local economy in Bermuda. In fiscal year ended June 30, 2000, our Bermuda Home subsidiary contributed banking services fees of $1.9 million. Bermuda Home was a local provider of residential and commercial mortgages and other deposit, investment and credit products, and fiscal year ended June 30, 2000 was the first full year since 1993 that Bermuda Home was again part of the Bank of Bermuda group. In fiscal year ended June 30, 1999, we acquired all of the outstanding shares of Bermuda Home not then owned by us for a total of $62.3 million in cash. Banking services fees related to Bermuda Home were $1.2 million in fiscal year ended June 30, 1999. Bermuda Home was amalgamated with the Bank as of June 30, 2001 and ceased to exist as a separate entity.

Net Interest Income

Net interest income before loan losses was $182.2 million in fiscal year ended June 30, 2000, a 26.6% increase over fiscal year ended June 30, 1999 as a result of improvements in both volumes and margins. In fiscal year ended June 30, 2000, average interest-earning assets increased by $574 million or 6% as compared to fiscal year ended June 30, 1999, while our net interest margin increased to 1.90% in fiscal year ended June 30, 2000 from 1.60% in fiscal year ended June 30, 1999. The higher margin resulted from a more productive asset mix combined with improved pricing on deposit liabilities. The consolidated average balance sheet on page 75 shows the average interest-earning assets and interest-bearing liabilities and related interest rates.

Net interest income is the amount of interest accrued on interest-earning assets less interest owed on interest-bearing liabilities. Changes in net interest income are driven by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, combined with their relative sensitivity to interest rate movements. The level of impaired assets also affects net interest earnings. The net interest margin is defined as net interest income as a percentage of average interest-earning assets.

Our interest income is primarily generated through the reinvestment of deposits received from our core client businesses. In contrast to many traditional banks, we are a fee-driven trust bank and do not manage a large loan portfolio. Our loans to total assets ratio for fiscal year ended June 30, 2000 averaged 15.6%. See the table on page 59. Consequently, we generate a lower net interest margin than banks that are primarily engaged in lending activities.

Growth in average interest-earning assets was funded by increased demand deposit liabilities in our overseas offices as our clients increased their level of deposits during periods of financial market volatility. In addition, we decreased our deposits with banks in favour of holdings of high quality investment grade marketable securities that offer higher returns. At June 30, 2000, 64% of our portfolio of marketable securities consisted of securities with a credit rating of AA- or better. In addition, the acquisition of Bermuda Home in fiscal year ended June 30, 1999 resulted in our increased loan balances representing a higher proportion of our total assets and resulted in an improved yield.

Provisions for Loan Losses

Provisions for loan losses in fiscal year ended June 30, 2000 were $0.9 million compared to provisions of $0.4 million in fiscal year ended June 30, 1999. Our coverage ratio, or ratio of reserves to impaired assets, increased to 102.1% at June 30, 2000 from 88.5% at June 30, 1999.

Other Income

Other income represents dividends from our equity portfolio and other miscellaneous income. For fiscal year ended June 30, 2000, other income totalled $5.2 million, a decrease of $5.2 million from fiscal year ended

June 30, 1999, primarily the result of non-recurring dividends of $3.4 million paid to us in fiscal year ended June 30, 1999. Other income for fiscal year ended June 30, 1999 also included $1.3 million in income from our interest in Bermuda Home, which was recorded as a minority equity investment before we acquired all of Bermuda Home in that fiscal year.

Gains/(Losses) on Marketable Securities

Net losses on securities were $2.2 million in fiscal year ended June 30, 2000, as compared with net gains of $2.2 million in fiscal year ended June 30, 1999. The net loss in fiscal year ended June 30, 2000 represents net realised gains of $0.5 million, less an unrealised loss on our trading portfolio of $2.7 million.

Operating Expenses

Operating expenses for fiscal year ended June 30, 2000 totalled $304.8 million, an increase of 10.7% as compared to fiscal year ended June 30, 1999, reflecting investment in the personnel and systems required to grow our business and remain competitive. The increase in operating costs in fiscal year ended June 30, 2000 compares with 18.4% growth in total revenue during the same period. This positive operating leverage reflects the success of our concerted effort to contain staff levels and generated a significant improvement in our efficiency ratio.

The following table presents the components of our operating expenses for fiscal years ended June 30, 2000 and June 30, 1999:

	Fiscal Year Ended June 30,
	2000	1999	Change		% Change
	(BD$ in thousands)
Salaries	$153,645	$131,599	$22,046		16.8%
Pensions and Staff Benefits	48,586	45,104	3,482		7.7%
Property	26,488	27,612	(1,124)		(4.1%)
Systems and Communications	34,754	31,739	3,015		9.5%
Corporate, Marketing and Other	41,347	39,319	2,028		5.2%

Total Operating Expenses	$304,820	$275,373	$29,447		10.7%

Efficiency Ratio*	72.7%	77.8%	(5.1	) pts	—
Employees (at June 30)	2,739	2,623	116		4.4%

*Efficiency ratio is defined as total operating costs divided by total revenue.

While salary and benefit levels are continually monitored to ensure competitiveness and maximum retention, we attempt to control growth in staff levels. In fiscal year ended June 30, 2000, the total number of our employees at fiscal year-end increased by 4.4% as compared with fiscal year ended June 30, 1999. Total salaries for fiscal year ended June 30, 2000 were $153.6 million, a $22.0 million increase, or 16.8% over fiscal year ended June 30, 1999, as our record earnings resulted in increased profit sharing for staff and traditional annual increases, together with the effect of competitive pressures to attract and retain staff, increased average salaries. Salary expenses includes contributions to our profit sharing plan, which are paid to employees annually on the basis of our net profits. The total expense for these contributions in fiscal year ended June 30, 2000 was $15.5 million, an increase of $8.0 million over the fiscal year ended June 30, 1999. See Item 6, “Directors, Senior Management and Employees—Profit Share” on page 92 for more information regarding our profit share plan. For fiscal year ended June 30, 2000, executive compensation increased $2.5 million to $9.0 million. The average payroll increase for existing employees in fiscal year ended June 30, 2000 was 5.2%, which was an increase of approximately $6.0 million compared with fiscal year ended June 30, 1999. Our average number of employees increased by 63 during fiscal year ended June 30, 2000 to 2,664 for the year. This increase in the number of employees accounted for $3.0 million of the increase in salaries.

Bermuda absorbed $12.4 million of the total increase in salary expenses as it is the location with the most staff and executive officers. Salaries increased in our Scotland office by $3.6 million as that office continued to add information systems and operations staff. The balance of the salary increase occurred across our offices. The only office that recorded a decline was Luxembourg which reduced the number of its employees as the result of the loss of a significant client.

Pension and staff benefit costs were $48.6 million in fiscal year ended June 30, 2000, 7.7% higher compared with fiscal year ended June 30, 1999 due to the impact of higher base salaries, which was partially offset by some reduced benefit expenses in Bermuda.

Property expense declined following the purchase of a property we previously leased in Bermuda. The depreciation cost of the building in fiscal year ended June 30, 2000 was lower than the lease costs in fiscal year ended June 30, 1999.

Systems and communications expenses increased due to higher communications costs, mainly in Bermuda, as well as increased systems development initiatives and related maintenance expenses. We expect systems costs to increase over the next few years as we implement strategic initiatives to improve technology and enhance competitiveness.

Corporate, marketing and other expenses were $41.3 million in fiscal year ended June 30, 2000, compared with $39.3 million in fiscal year ended June 30, 1999. Other expenses included the establishment of a $3.0 million reserve related to credit card losses at an e-commerce company, First Atlantic, that markets credit card processing services for on-line transactions and for which we act as the acquiring bank. We also have an equity investment in this company, and our September 2000 quarter included a $4.0 million charge against other income to provide for an impairment in this investment. Additional information on the First Atlantic losses is provided in this Item under “Results of Operations for the Six Months Ended December 31, 2000 Compared with the (unaudited) Six Months Ended December 31, 1999—Gains/(Losses) on Marketable Securities” on page 41.

Income Taxes

Income tax expense was $8.1 million in fiscal year ended June 30, 2000, 65.1%, or $3.2 million, higher than in fiscal year ended June 30, 1999. The increase in income taxes in fiscal year ended June 30, 2000 was due to lower than normal taxes in fiscal year ended June 30, 1999, as our operations in Asia-Pacific and Europe experienced a decline in taxable income in fiscal year ended June 30, 1999 due primarily to a decline in the financial markets in Asia, which resulted in a decline in the value of our clients’ portfolios. Our Hong Kong office accounted for the majority of the increased income tax expense.

Results by Business Division

We market our product and services through our four core business divisions: global fund services, private clients services, corporate cash management and retail clients, each of which receives product support from our capital market services division. Our management reporting system incorporates processes for allocating revenue and expenses to each division, as well as for allocating assets, liabilities and the applicable interest income and expense. Capital is allocated based on the risk-weighted assets employed. The capital allocations may not, however, be representative of the capital that would be required if the divisions operated as independent entities. The other category captures non-client specific revenues and expenses such as proprietary trading income, return on investment of unallocated capital, certain corporate expenses, and non-core operating income/(loss). From time to time, we adjust our internal management reporting to reallocate certain activities, clients and related costs across our business divisions. We have restated all prior periods to conform with the presentation for fiscal year ended December 31, 2001.

The following tables present our results by business division for the years ended December 31, 2001 and December 31, 2000 (unaudited), six months ended December 31, 2000 and December 31, 1999 (unaudited) and for the years ended June 30, 2000 and June 30, 1999:

	Fiscal Year Ended December 31, 2001
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(BD$ in thousands)

Non-Interest Income	$140,813	$69,099	$15,998	$25,218	$5,849	$256,977
Net-Interest Income after Loan Losses	48,975	30,587	50,041	55,087	10,322	195,012
Investment and Other Loss	(1,620)	3,506	(5,251)	(78)	(4,738)	(8,181)

Total Revenues	188,168	103,192	60,788	80,227	11,433	443,808
Operating Expenses	162,213	76,281	23,461	57,570	57,435	376,960
Income Taxes	2,784	2,506	291	40	1,150	6,771

Net Income/(Loss)	$23,171	$24,405	$37,036	$22,617	$(47,152)	$60,077

	Calendar Year Ended December 31, 2000
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(BD$ in thousands)
	(unaudited)

Non-Interest Income	$119,364	$76,927	$13,843	$28,557	$8,528	$247,219
Net-Interest Income after Loan Losses	59,946	32,388	44,476	60,212	5,341	202,363
Investment and Other Income/(Loss)	(373)	(191)	279	(1,620)	(6,329)	(8,234)

Total Revenues	178,937	109,124	58,598	87,149	7,540	441,348
Operating Expenses	142,997	79,290	23,337	61,006	13,285	319,915
Income Taxes	2,948	2,771	117	(6)	1,355	7,185

Income/(Loss) from Operations, after Income Taxes	32,992	27,063	35,144	26,149	(7,100)	114,248
Cumulative Effect of Change in Accounting Principle	—	—	—	—	1,517	1,517

Net Income/(Loss)	$32,992	$27,063	$35,144	$26,149	$(5,583)	$115,765

	Six Months Ended December 31, 2000
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(BD$ in thousands)
Non-Interest and Other Income	$60,964	$37,937	$7,492	$13,270	$(1,806)	$117,857
Net-Interest Income after Loan Losses	28,840	16,794	25,596	27,775	3,171	102,176

Total Revenue	89,804	54,731	33,088	41,045	1,365	220,033
Operating Expenses	74,036	38,976	11,031	29,721	8,312	162,076
Income Taxes	1,157	1,259	68	61	683	3,228

Income/(Loss) from Operations, after Income Taxes	14,611	14,496	21,989	11,263	(7,630)	54,729
Cumulative Effect of a Change in Accounting Principle	—	—	—	—	1,517	1,517

Net Income/(Loss)	$14,611	$14,496	$21,989	$11,263	$(6,113)	$56,246

	Six Months Ended December 31, 1999
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(BD$ in thousands)
	(unaudited)

Non-Interest and Other Income	$56,084	$34,230	$9,277	$12,591	$4,409	$116,591
Net-Interest Income after Loan Losses	21,195	12,662	20,111	25,368	1,770	81,106

Total Revenue	77,279	46,892	29,388	37,959	6,179	197,697
Operating Expenses	64,484	34,681	12,655	28,351	6,810	146,981
Income Taxes	2,080	1,021	151	0	929	4,181

Net Income/(Loss)	$10,715	$11,190	$16,582	$9,608	$(1,562)	$46,535

	Fiscal Year Ended June 30, 2000
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(BD$ in thousands)

Non-Interest and Other Income	$114,111	$73,030	$15,906	$26,258	$8,414	$237,719
Net-Interest Income after Loan Losses	52,301	28,255	38,992	57,805	3,940	181,293

Total Revenue	166,412	101,285	54,898	84,063	12,354	419,012
Operating Expenses	133,445	74,995	24,961	59,635	11,784	304,820
Income Taxes/(Recovery)	3,872	2,533	200	(66)	1,599	8,138

Net Income/(Loss)	$29,095	$23,757	$29,737	$24,494	$(1,029)	$106,054

	Fiscal Year Ended June 30, 1999
	Global Fund Services	Private Client Services	Corporate Cash Managemen	Retail Client Services	Other	Other
	(BD$ in thousands)
Non-Interest and Other Income	$93,763	$61,507	$14,579	$22,709	$17,867	$210,425
Net-Interest Income after Loan Losses	37,623	23,820	27,117	52,383	2,569	143,512

Total Revenue	131,386	85,327	41,696	75,092	20,436	353,937
Operating Expenses	126,250	71,220	18,983	51,186	7,734	275,373
Income Taxes	1,770	1,134	312	—	1,712	4,928

Net Income	$3,366	$12,973	$22,401	$23,906	$10,990	$73,636

Results by Business Division for the Fiscal Year Ended December 31, 2001 Compared with the Fiscal Year Ended December 31, 2000

Global Fund Services (GFS)

Our GFS division earned $23.2 million in fiscal year ended December 31, 2001, compared with $33.0 million in calendar year ended December 31, 2000. The decline in earnings was primarily a result of an increase in operating expenses to support new business. However, non-interest income for GFS reached record levels due to the growth of our hedge fund clients and the impact of the new MPF business in Hong Kong.

        GFS generated 42.4% of our total revenues in fiscal year ended December 31, 2001 and reported an 18.0% increase in non-interest income in this period. In Hong Kong, our MPF pension fund revenues were stronger than anticipated, resulting in fee income growth of 16.8%, or $5.7 million. Fee income in Europe increased by $4.0 million in fiscal year ended December 31, 2001 due to the growth of Dublin as a centre for alternative investment products. Dublin’s fee income grew by $3.0 million in fiscal year ended December 31, 2001 to $12.5 million. Our Bermuda office generated fees of $39.3 million from GFS in fiscal year ended December 31, 2001, an increase of $9.9 million over calendar year ended December 31, 2000. Our New York office also generated an increase in fee income of $1.4 million to $6.4 million as a result of servicing both on-shore and off-shore funds for international fund managers.

Net interest income was negatively impacted as a result of the eleven interest rate cuts made by the U.S. Federal Reserve Board during fiscal year ended December 31, 2001. Net interest income for GFS fell 18.3% to $49.0 million in fiscal year ended December 31, 2001 due to lower margins.

Operating expenses increased by $19.2 million to $162.2 million for fiscal year ended December 31, 2001 as a result of investment in staff and systems primarily to service new business opportunities. Operating expenses were net of a reduction of $4.6 million in profit related compensation that resulted from litigation charges incurred in fiscal year ended December 31, 2001. The related litigation cost is included in the “other” category. Increased operating expenses in fiscal year ended December 31, 2001 were primarily due to the hiring of new employees, particularly in Hong Kong where we were appointed to administer a significant portion of the MPF business, which was launched in December 2000. Direct GFS expenses in Hong Kong increased by $7.0 million in fiscal year ended December 31, 2001.

Our Guernsey office incurred a charge of $3.5 million in fiscal year ended December 31, 2001, relating to losses incurred by a GFS client. Other increases in operating expenses occurred in Bermuda where we wrote off the $2.6 million carrying value of a system designed to service alternative investment vehicles. We are currently implementing a new system that we believe will better serve the needs of our clients. We have signed an agreement with Advent Software to use Advent’s “Geneva” “real-time,” global portfolio accounting system, and “Advent Partner,” for partnership accounting, throughout GFS’s global network.

Private Client Services (PCS)

Our PCS division earned $24.4 million in fiscal year ended December 31, 2001, $2.7 million less than in calendar year ended December 31, 2000. Non-interest income declined by $7.8 million in fiscal year ended December 31, 2001, or 10.2%, due to weak equity markets with revenues from investment services declining by $6.6 million during the period. The lower revenues were a result of decreased asset values and reduced trading volumes. Trust services fees were relatively unchanged in fiscal year ended December 31, 2001, at $30.4 million. Total fees declined by $2.2 million in Bermuda in fiscal year ended December 31, 2001, and by $2.6 million in our Jersey office which experienced a decline in brokerage fees. PCS’s investment income for fiscal year ended December 31, 2001 included a one-time $4.1 million gain on the sale of our interest in the London Stock Exchange by our Jersey subsidiary.

Operating expenses for PCS declined by $3.0 million to $76.3 million in fiscal year ended December 31, 2001, primarily due to a decline in profit related compensation. Expenses were tightly controlled during fiscal year ended December 31, 2001 with no increase in personnel. PCS has implemented a new system to enhance the management of client accounts and is also implementing a financial package to improve reporting to clients.

Corporate Cash Management (CCM)

CCM earned $37.0 million in fiscal year ended December 31, 2001, an increase of 5.4% from calendar year ended December 31, 2000, primarily due to increased interest earnings. CCM’s activities are concentrated in Bermuda, with 85% of total revenues generated from that office. However, we continue to expand our presence in Europe, where revenues grew to $6.2 million in fiscal year ended December 31, 2001.

Total revenue from CCM was $60.8 million in fiscal year ended December 31, 2001, an increase of $2.2 million, or 3.7%. Net interest income grew by $5.6 million in fiscal year ended December 31, 2001 as the impact of increased volumes more than offset the decline in net interest margin during the year. Capital market volatility in 2001 resulted in our clients increasing holdings of cash deposits. In addition, fee income grew by $2.2 million to $16.0 million in fiscal year ended December 31, 2001. During 2000, we launched our Corporate Account which enables clients to transact in multiple currencies from one account. We also offer a daily sweep facility into our managed Corporate Money funds. This account and sweep facility had increased volumes, generating higher investment services fees in fiscal year ended December 31, 2001.

CCM experienced $5.3 million of investment losses in fiscal year ended December 31, 2001. The gains and losses on our portfolio of debt securities were allocated across business segments based upon each division’s client volumes. In Bermuda, CCM funds the majority of net client assets.

CCM’s operating expenses were $23.5 million for fiscal year ended December 31, 2001, little changed from calendar year ended December 31, 2000.

Following the events of September 11th, there has been a significant decline in insurance industry capacity and a number of new insurance/reinsurance companies have formed in Bermuda to take advantage of the supply and demand imbalance. We have been successful in acquiring a significant share of these companies as clients and hope to develop long-term relationships.

Retail Client Services

Our retail client services division earned $22.6 million in fiscal year ended December 31, 2001, a decline of $3.5 million from calendar year ended December 31, 2000. Non-interest income of $25.2 million in fiscal year ended December 31, 2001 was $3.3 million lower than calendar year ended December 31, 2000 due to declines in fees of $1.2 million in banking services and a decline of $1.9 million from foreign exchange services. Our decision to exit on-line credit card payment processing contributed to the decline in banking services revenues during this period.

The retail client services division derives the majority of its revenue from interest earnings. Interest earnings declined $5.1 million in fiscal year ended December 31, 2001 to $55.1 million. This decline resulted from lower net interest margins following interest rate cuts in 2001 by the U.S. Federal Reserve Board. In addition, the results for calendar year ended December 31, 2000 included a $1.7 million provision for a loan to a client, First Atlantic, that incurred credit card losses during calendar year ended December 31, 2000.

Other income/(loss) in fiscal year ended December 31, 2001 include recoveries of $2.3 million relating to First Atlantic. The other income/(loss) in calendar year ended December 31, 2000 included a write-off of our investment in First Atlantic of $4.0 million. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—First Atlantic” on page 33 of this Item for more information. The balance of the other income/(loss) relates to the retail client services division share of losses on our portfolio of debt securities.

Operating expenses were reduced by $3.4 million to $57.6 million for fiscal year ended December 31, 2001. The litigation charges in fiscal year ended December 31, 2001 contributed to a reduction of $1.6 million in profit related compensation for the retail client services division. The calendar year ended December 31, 2000 operating expenses included a provision of $1.3 million relating to estimated chargebacks for First Atlantic credit card losses.

In early 2002, we launched our web banking platform for our retail clients. We also plan to launch new initiatives to improve overall customer service.

Other

The Other category captures corporate revenues and expenses such as non-client specific revenues and expenses including the return on unallocated capital, proprietary, trading, income, dividends on our portfolio of equity securities and mutual funds. The other category had a net loss of $47.2 million for fiscal year ended

December 31, 2001 compared with a net loss of $5.6 million in calendar year ended December 31, 2000. The loss in fiscal year ended December 31, 2001 was primarily due to the net cost of the Cash 4 Titles litigation of $43.4 million. The net litigation charge includes $77.5 million of costs relating to the U.S. settlement and outstanding litigation offset by $34.1 million of insurance recoveries received in 2001. Profit related compensation for fiscal year ended December 31, 2001 was reduced by $9.3 million as a result of this charge. This amount has been allocated across all of our business divisions.

Non-interest income in fiscal year ended December 31, 2001 included $4.5 million from non-client foreign exchange earnings, a decline from $7.4 million in calendar year ended December 31, 2000. Non-client interest income grew to $10.3 million in fiscal year ended December 31, 2001 as a result of higher levels of unallocated capital during the period.

The loss with respect to the Other category for fiscal year ended December 31, 2001 includes a provision related to our investment in Measurisk of $11.5 million and the loss on the sale of First Ecom. See this Item, “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Measurisk” on page 33 and “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Gains/(Losses) on Marketable Securities” on page 34. These losses in fiscal year ended December 31, 2001 were partially offset by dividends received on our equity portfolio of $5.8 million and the gain realised on our sale of FEDS. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—First Ecommerce Data Services” under this Item on page 33 for more information. The calendar year ended December 31, 2000 other loss included a $10.0 million write-down of our investment in First Ecom offset by dividends received of $5.1 million and the gain on the initial sale of our interest in FEDS in 2000.

In addition to the litigation settlement costs, operating expenses for fiscal year ended December 31, 2001 included $3.9 million of legal fees incurred for the Cash 4 Titles case compared with $2.4 million of legal fees incurred for the same litigation in calendar year ended December 31, 2000. The fiscal year ended December 31, 2001 operating expenses also included $7.7 million relating to our investment in a new subsidiary, a gain of $5.6 million resulting from our termination of a defined benefit pension plan in Bermuda during fiscal year ended December 31, 2001 and $1.5 million of tax expense incurred on behalf of our U.S. employees who were members of the old Bermuda defined benefit pension plan. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—New subsidiary” under this Item on page 37 and Item 18, “Financial Statements,” Note 8 on page F-20.

Results by Business Division for the Six Months Ended December 31, 2000 Compared with the Six Months Ended December 31, 1999

Global Fund Services (GFS)

Our GFS division earned net income of $14.6 million for the six months ended December 31, 2000, a $3.9 million increase, or 36.4%, over the same period in 1999.

Total revenue from our GFS division was $89.8 million in the six months ended December 31, 2000, which represented 40.8% of our total revenues in this period. GFS generated a 36.1% increase in the six months ended December 31, 2000 in net interest income and an 8.7% increase in non-interest and other income compared with the same period in 1999. Our North America region generated $33.4 million of our GFS revenues, of which $28.3 million came from our Bermuda office, Asia-Pacific region generated $28.3 million, of which $24.3 million came from our Hong Kong office, and Europe region generated $28.1 million, with our Dublin, Guernsey, Isle of Man, and Luxembourg offices contributing a significant portion of these revenues.

Non-interest and other income increased $4.9 million in the six months ended December 31, 2000 to $61.0 million. Both existing and new clients generated new business activity. However, a decline in clients’ net asset values and the loss of a significant client in 1999 in Luxembourg offset some of the gains.

Net interest income of $28.8 million in the six months ended December 31, 2000 was $7.6 million higher than the same period in 1999. Net interest income increased as a result of higher volumes and margins in the period. Deposits grew substantially in the six months ended December 31, 2000 as our clients increased their liquid assets by placing deposits with us during periods of market volatility. Higher returns on interest-earning assets also increased our net interest margin in the six months ended December 31, 2000.

Operating expenses incurred by GFS were $74.0 million in the six months ended December 31, 2000, an increase of $9.6 million, or 14.8%, compared with the same period in 1999. Hong Kong incurred increased operating expenses of $6.0 million in the six months ended December 31, 2000 as we invested in technology and hired new personnel in preparation for the launch of the new MPF pension administration business. Direct GFS salaries increased by $2.8 million in Hong Kong. In addition, information systems staff support costs attributable to GFS increased during the six months ended December 31, 2000 as a result of the MPF business.

Private Client Services

Our private client services division earned net income of $14.5 million for the six months ended December 31, 2000, an increase of $3.3 million over the $11.2 million earned in the same period in 1999. Total revenue generated by our private client services division was $54.7 million in the six months ended December 31, 2000, representing 24.8% of total revenue. Private client services experienced a $3.7 million, or 10.8%, growth in non-interest and other income and a $4.1 million, or 32.6%, increase in net interest income in the six months ended December 31, 2000. Our offices in Bermuda and Hong Kong contributed 42.6% and 19.0% of the total revenue, respectively. Our office in Guernsey contributed 13.0% of our total revenue and 44.2% of our total revenues from Europe in the six months ended December 31, 2000, representing the largest contribution from our European offices.

Non-interest and other income increased $3.7 million to $37.9 million in the six months ended December 31, 2000. The growth in our family of mutual funds was the primary driver of the increase in investment services fees from private client services. We began selling the All Point Multi-Manager investment vehicle in Hong Kong in the six months ended December 31, 2000, which contributed $0.9 million in revenue during this period. The All Points Multi-Manager investment vehicle reached a net asset value of $993.7 million at December 31, 2000. The total net asset value of all of our investment products was $5.2 billion at December 31, 2000, an increase of $1.0 billion from December 31, 1999.

Net interest income increased by 32.6% to $16.8 million for the six months ended December 31, 2000. Increased margins and volumes across all locations were responsible for the improvement.

Operating expenses were $39.0 million in the six months ended December 31, 2000, an increase of $4.3 million compared with the same period in 1999, due to higher direct and indirect costs to support the client services and business operations areas, including the development of our team of dedicated client relationship managers in target geographic markets.

Corporate Cash Management

Corporate cash management earned net income of $22.0 million for the six months ended December 31, 2000, an increase of 32.6%, or $5.4 million, over the same period in 1999. Total revenue from corporate cash management was $33.1 million in the six months ended December 31, 2000, representing 15.0% of our total revenue in the period. Net interest income increased $5.5 million in the six months ended December 31, 2000 while non-interest and other income declined $1.8 million as compared with the same period in 1999. Our

Bermuda office and Cayman office contributed 86.5% and 6.7%, respectively, of corporate cash management’s total revenues in the six months ended December 31, 2000. The balance of corporate cash management’s revenues was earned from our operations in Europe.

Non-interest income was marginally lower at $7.5 million in the six months ended December 31, 2000. Corporate cash management received a one-time dividend of $1.1 million from an equity investment in the six months ended December 31, 1999. Improved foreign exchange fees resulted from wider spreads and increased volatility in the Euro. Banking fees were flat in the six months ended December 31, 2000 and investment services fees were down slightly compared with the same period in 1999.

Net interest income was $25.6 million in the six months ended December 31, 2000, an increase of $5.5 million over the same period in 1999. Increased margins were responsible for the improvement in net interest income along with a decrease of $1.4 million in the general provision for loan losses allocated to corporate cash management’s loan portfolio.

Operating expenses were $11.0 million in the six months ended December 31, 2000, down $1.6 million from the same period in 1999. We continued to invest in enhancements to our automation technology during this period. This resulted in improved operating efficiency, which produced lower systems and support costs.

Retail Client Services

Our retail client services division earned $11.3 million for the six months ended December 31, 2000, compared with $9.6 million for the same period in 1999. Almost all of retail clients’ revenues and income were earned in Bermuda during this period.

Revenues generated by our retail client services division were $41.0 million in the six months ended December 31, 2000, representing 18.7% of total revenue. Non-interest and other income grew marginally to $13.3 million in the six months ended December 31, 2000, as the results for our retail client services division included a loss in value from an equity investment of $4.0 million which was offset somewhat by a $2.8 million gain realised on the sale of 50% of our subsidiary, First E-Commerce Data Services. Excluding these one-time items, retail clients’ non-interest and other income was $1.9 million higher in the six months ended December 31, 2000 compared with the same period in 1999, which is attributable to higher foreign exchange fees based on high volumes of client activity.

Net interest income increased by $2.4 million in the six months ended December 31, 2000 compared with the same period in 1999 to $27.8 million. Improved margins contributed to the improvement in net interest income and were offset somewhat by the increased provision for loan losses for local corporate customers of retail banking.

Expenses incurred by retail clients increased $1.4 million to $29.7 million in the six months ended December 31, 2000. Direct business costs were higher as we increased staff levels to develop the business. Consultancy costs grew in the six months ended December 31, 2000 as we entered into a number of new partnerships and ventures during the period, primarily related to e-commerce.

Other

Non-client operations generated a net loss of $6.1 million for the six months ended December 31, 2000 compared with a net loss of $1.6 million for the same period in 1999. The net loss in the six months ended December 31, 2000 includes a one-time $1.5 million gain from a change in an accounting principle.

Total revenues were $1.4 million in the six months ended December 31, 2000, compared with $6.2 million for the same period in 1999. Included in non-interest and other income was a charge of $10.0 million reflecting the decline in the market value of our investment in the shares of First Ecom. Additional information on this charge is provided in this Item under “Results of Operations for the Six Months Ended December 31, 2000 Compared with the (unaudited) Six Months Ended December 31, 1999—Gains/(Losses) on Marketable Securities” on page 41. Excluding the $10.0 million charge, non-interest and other income increased by $3.8 million in the six months ended December 31, 2000, principally as a result of higher dividend income on our portfolio of equity investments. Higher dividend income was partially offset by decreases in proprietary foreign exchange trading as compared with the same period in 1999. Net interest income increased by $1.4 million in the six months ended December 31, 2000, as a result of higher interest on unallocated capital.

Operating expenses increased by $1.5 million to $8.3 million in the six months ended December 31, 2000 as a result of higher consulting and legal expenses. The “Other” category includes $2.0 million in legal fees relating to the Cash 4 Titles litigation in the six months ended December 31, 2000. The same period in the prior year included $0.6 million relating to the same litigation.

Results by Business Division for the Fiscal Year Ended June 30, 2000 Compared with the Fiscal Year Ended June 30, 1999

Global Fund Services

Our GFS division earned net income of $29.1 million in fiscal year ended June 30, 2000, an increase of $25.7 million compared to $3.4 million earned in fiscal year ended June 30, 1999, when results were depressed by a decline in the value of client assets invested in emerging markets and Asia-Pacific. Stronger financial markets around the globe and new business activity were the primary drivers of GFS performance in fiscal year ended June 30, 2000. All geographic regions experienced growth in GFS revenues and net income.

Total revenue from our GFS division was $166.4 million in fiscal year ended June 30, 2000 and represented 39.7% of our total revenues in fiscal year ended June 30, 2000. Our offices in Hong Kong and Bermuda contributed 29.8% and 30.2% of GFS revenues, respectively. In total, the Europe region contributed 29.8% of revenues, with our Luxembourg office contributing the most significant portion at 10.4% of total revenues. GFS reported a 21.7% growth in non-interest and other income and a 39.0% increase in net interest income. Increased business from existing clients combined with new business increased revenues in Bermuda to $50.3 million in fiscal year ended June 30, 2000 from $37.4 million in fiscal year ended June 30, 1999. Asia-Pacific region experienced significant growth in client assets as the local economies improved from a financial downturn in fiscal year ended June 30, 1999. In Europe, our Dublin office’s GFS revenues grew by 77.1% as compared with fiscal year ended June 30, 1999 to $10.5 million in fiscal year ended June 30, 2000. However, GFS revenues in our Luxembourg office declined by $2.4 million primarily due to the loss of a significant client. Non-interest and other income in fiscal year ended June 30, 2000 was favourably impacted by increased client trading activity during periods of market volatility. The results in fiscal year ended June 30, 1999 were depressed by a fall in the value of client assets invested in emerging markets and Asia-Pacific.

Net interest income for fiscal year ended June 30, 2000 of $52.3 million was $14.7 million higher than fiscal year ended June 30, 1999. Net interest income increased as a result of higher volumes and margins in fiscal year ended June 30, 2000. Deposits grew substantially as clients increased their cash holdings during periods of market volatility and in the period immediately prior to Year 2000. Improved liability pricing and higher returns on interest-earning assets increased our net interest margin.

GFS incurred $133.4 million in expenses in fiscal year ended June 30, 2000, an increase of $7.2 million, or 5.7%, over fiscal year ended June 30, 1999. The increase was due to higher staff and systems costs associated with new business initiatives such as the Hong Kong Mandatory Provident Fund business.

Private Client Services

Our private client services division earned net income of $23.8 million in fiscal year ended June 30, 2000, compared with $13.0 million in fiscal year ended June 30, 1999. The success of our All Points Multi-Manager investment vehicle was the primary contributor to the increased revenue and net income. The fund’s assets grew to $940 million during fiscal year ended June 30, 2000. We originally launched the All Points Multi-Manager investment vehicle in May 1999 in order to offer our clients the opportunity to invest in a range of mutual funds, each of which is managed by a third party investment manager.

Revenue generated by our private client services division was $101.3 million in fiscal year ended June 30, 2000, representing 24.2% of our total revenue in fiscal year ended June 30, 2000. As compared with fiscal year ended June 30, 1999, non-interest and other income increased by $11.5 million, or 18.7%, in fiscal year ended June 30, 2000 to $73.0 million. Our Bermuda and Hong Kong offices contributed 41.2% and 18.3% of private client’s revenues, respectively, during fiscal year ended June 30, 2000. The balance of the revenues was split across our other offices. Approximately 50% of the growth in non-interest and other income was reported in Bermuda, which experienced strong growth in investment services fees. Offices in Europe and Asia-Pacific also reported increases, driven by growth in foreign exchange earnings, private trust, and investment services fees.

Expenses grew $3.8 million to $75.0 million in fiscal year ended June 30, 2000 due to higher support costs for the division.

Corporate Cash Management

Our corporate cash management division earned net income of $29.7 million in fiscal year ended June 30, 2000, an increase of 32.7% from fiscal year ended June 30, 1999, primarily as the result of a strengthening in net interest income. Corporate cash management’s activities were primarily focused in Bermuda, with 93% of its net income in fiscal year ended June 30, 2000 generated in Bermuda.

Total revenue from our corporate cash management division was $54.9 million in fiscal year ended June 30, 2000 and accounted for 13.1% of our total revenue. Non-interest and other income grew by 9.1% to $15.9 million in fiscal year ended June 30, 2000 as compared with fiscal year ended June 30, 1999. Market volatility generated increased foreign exchange activity by corporate cash management clients and resulted in higher fee revenues.

Net interest income was $39.0 million in fiscal year ended June 30, 2000, an increase of 43.8% from fiscal year ended June 30, 1999. Growth in net interest income was the result of higher volumes and margins.

Expenses were $25.0 million in fiscal year ended June 30, 2000, an increase of $6.0 million over fiscal year ended June 30, 1999. The increase in expenses was primarily due to growth in systems expenses of $2.0 million and direct operating expenses of $3.6 million as we added systems and staff to support the growth in our corporate cash management business.

Retail Clients Services

Our retail client services division earned $24.5 million in fiscal year ended June 30, 2000, compared with $23.9 million in fiscal year ended June 30, 1999. Net income decreased during the year as we incurred higher expenses related to the development of our e-commerce services business.

Revenue generated by our retail client services division was $84.1 million in fiscal year ended June 30, 2000, representing 20.1% of our total revenue in fiscal year ended June 30, 2000. All revenues related to retail clients were recorded in Bermuda. Non-interest and other income derived from retail clients grew to $26.3 million in fiscal year ended June 30, 2000, an increase of 15.6%. Growth in investment services fees was the primary component of higher non-interest income as our clients showed increased interest in investment products as an alternative to cash deposits.

Net interest income increased by $5.4 million in fiscal year ended June 30, 2000 to $57.8 million partly due to the inclusion of a full year’s financial results of Bermuda Home in fiscal year ended June 30, 2000. We acquired Bermuda Home during fiscal year ended June 30, 1999.

Expenses associated with retail clients increased $8.4 million to $59.6 million in fiscal year ended June 30, 2000. Expenses included a $3.0 million charge due to credit card losses at an e-commerce company in which we have an equity investment. This charge was recorded under “other expenses” on our consolidated income statement. Our September 2000 quarter included a $4.0 million charge to provide for an impairment in this investment. We added additional staff during fiscal year ended June 30, 2000 to support our e-commerce initiative and the development of pension products. Investment in systems and support costs also increased in fiscal year ended June 30, 2000.

Other

Non-client operations generated a net loss of $1.0 million in fiscal year ended June 30, 2000 as compared to net income of $11.0 million in fiscal year ended June 30, 1999. Total revenues for fiscal year ended June 30, 2000 were $12.4 million compared with $20.4 million in fiscal year ended June 30, 1999. Net interest income increased to $3.9 million in fiscal year ended June 30, 2000 from $2.6 million in fiscal year ended June 30, 1999 as a result of higher interest on non-allocated capital.

Non-interest and other income decreased by $9.5 million, principally as a result of decreases in proprietary foreign exchange trading and investment income of $1.0 million and $7.5 million, respectively, as compared to fiscal year ended June 30, 1999. Investment income in fiscal year ended June 30, 1999 included $1.3 million of investment income from Bermuda Home and $2.6 million in special dividends earned on our portfolio of equity securities.

Financial Condition

	As of December 31,		As of June 30,
	2001	2000	2000	1999
	(BD$ in thousands)
Total Assets	$10,808,019	$11,373,759	$10,350,573	$9,557,251
Interest Earning Assets:
Interest Earning Deposits with Banks	3,519,613	4,798,085	4,385,970	4,299,971
Interest Earning Marketable Securities	5,367,136	4,527,513	3,825,675	3,326,124
Total Loans	1,505,188	1,540,036	1,605,153	1,467,336
Allowance for Loan Losses	(27,611)	(26,017)	(24,243)	(30,025)

Net Loans	1,477,577	1,514,019	1,580,910	1,437,311
Total Interest Earning Assets	$10,364,326	$10,839,617	$9,792,555	$9,063,406
Total Interest Bearing Liabilities	$9,645,163	$10,238,268	$9,234,634	$8,477,164
Total Shareholders’ Equity	$629,383	$626,447	$604,033	$484,122
Impaired Assets	$25,719	$23,434	$23,748	$33,908
Impaired Assets to Total Loans	1.7%	1.5%	1.5%	2.3%
Reserves to Impaired Assets	107.4%	111.0%	102.1%	88.5%
Net Loans to Interest Earning Assets	14.3%	14.0%	16.1%	15.9%

Assets

Total balance sheet assets were $10.8 billion at December 31, 2001, a decrease of $0.6 billion from December 31, 2000 and an increase of $0.5 billion from June 30, 2000 and $1.3 billion from June 30, 1999. Average interest earning assets increased to $10.3 billion for fiscal year ended December 31, 2001 from $9.9 billion for calendar year ended December 31, 2000. Average interest earning assets for the fiscal year ended June 30, 2000 were $9.6 billion, an increase of $0.6 billion over fiscal year ended June 30, 1999. The average balances can differ significantly from the period end balances as clients generally reposition their assets at the end of each quarter. Our balance sheet assets consist primarily of reinvested customer deposits, which were impacted by higher short-term balances from corporate clients during fiscal year ended December 31, 2001.

We maintain a liquid and conservative balance sheet. During 2001, we maintained 39.7% of average interest-earning assets in the form of interbank deposits and 45.9% in the form of marketable securities, such as government and regulated financial institution debt securities. At December 31, 2001, the value of the trading portfolio was approximately $1.3 billion.

Interest Earning Deposits with Banks.    Interest earning deposits with banks were $3.5 billion at December 31, 2001 compared with $4.8 billion at December 31, 2000 and averaged 39.7% of total interest earning assets at December 31, 2001 compared with 43.0% at December 31, 2000. Average interest earning deposits with banks were $4.1 billion for fiscal year ended December 31, 2001, a decline of $149 million from calendar year ended December 31, 2000 compared with $4.5 billion for fiscal year ended June 30, 2000 and $5.4 billion for the fiscal year ended June 30, 1999. Interest earning deposits at December 31, 2001 declined due to the decision to increase the size of our marketable securities trading portfolio. See the tables on pages 73 to 76 for our average consolidated balance sheets.

Our management strategy is to place deposits only with highly rated institutions and allocate assets over a variety of geographic locations. We monitor exposure to, and set aggregate limits for, each of the institutions with which we have a relationship, based on our counterparty rating system. Each counterparty is assigned a rating based on its ability to meet its financial commitments. At December 31, 2001, 93% of our funds deposited with other banks were placed with banks rated A- and better by external rating agencies, with the balance in other investment grade banks. The table on page 78 of this registration statement shows the geographic distribution of our interest earning deposits with banks.

Marketable Securities.    Marketable securities at December 31, 2001 totalled $5.5 billion compared with $4.7 billion at December 31, 2000, and $4.0 billion at June 30, 2000 and $3.5 billion at June 30, 1999. The value of our trading portfolio was approximately $1.3 billion at December 31, 2001 increased from $588 million at December 31, 2000. Our trading portfolio is managed by a third party investment management firm, BlackRock Financial Management, Inc., in accordance with strict portfolio quality and duration guidelines. The trading portfolio must have a minimum average credit quality of AA- and no single issue may be rated below BBB. The maximum duration for the portfolio is 0.5 years. The portfolio must also adhere to sector limits.

The value of our portfolio of available for sale marketable securities totalled $4.1 billion at December 31, 2001, little changed from December 31, 2000. Our available for sale portfolio is managed in-house by our capital markets services division and consists primarily of debt instruments issued by governments and government agencies of OECD countries and debt instruments issued by financial institutions organised in these countries. The entire available for sale portfolio must have a minimum average credit quality of A and no single issue may be rated below BBB.

The unrealised loss on marketable securities rose $6.6 million to $20.8 million at December 31, 2001. The increase related primarily to corporate debt instruments whose unrealised loss at December 31, 2001 rose $7.7 million. The mark to market on corporate debt instruments reflected the widening credit spreads in the corporate market in the fourth quarter of the fiscal year ended December 31, 2001. Management determined that there was no other than temporary impairment present in these securities at December 31, 2001.

The average balance of our interest earning marketable securities portfolio during fiscal year ended December 31, 2001 was $4.7 billion, compared with $4.0 billion in calendar year ended December 31, 2000, $3.8 billion in fiscal year ended June 30, 2000 and $2.7 billion in fiscal year ended June 30, 1999. Marketable securities represented 45.9% of total average interest earning assets in fiscal year ended December 31, 2001 up from 40.3% in calendar year ended December 31, 2000. Our management strategy for marketable securities is to hold primarily investment grade securities with a short maturity period or those that pay a floating rate income stream. For those debt securities that pay a fixed interest rate, we purchase a swap to convert the fixed income stream into a floating rate income stream. We also hold a small portfolio of equity securities and mutual funds.

The following table provides an analysis of the carrying value of our marketable securities for the periods indicated:

	As of December 31,		As of June 30,
	2001	2000	2000	1999
	(BD$ in millions)
U.S. Government and Agencies	$1,487	$1,045	$1,014	$723
Non-U.S. Government Provinces and Municipalities	127	326	183	374
Corporate Debt—U.S.	1,094	781	732	571
Corporate Debt—Other OECD	2,659	2,376	1,897	1,657
Mutual Fund/Equity Investments	101	166	158	139

	$5,468	$4,694	$3,984	$3,464

As of December 31, 2001, we held some individual investments that constituted more than 10% of shareholders’ equity. These investments were either in United States government and agency instruments or in debt securities of regulated OECD financial institutions. The table on page 81 of this registration statement lists relevant investments in OECD financial institutions.

Of our total portfolio of marketable securities, as of December 31, 2001, 93% was comprised of floating rate securities. In addition, all fixed rate securities, some of which are denominated in foreign currencies, had related interest and foreign exchange rate risk management contracts, such as swaps or futures, to create a floating rate income stream and to reduce their duration in accordance with our risk guidelines. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk” on page 119.

Loan Portfolio

The following table presents our loan portfolio by category as of the dates indicated:

	As of December 31,		As of June 30,
	2001	2000	2000	1999	1998	1997
	(BD$ in thousands)
Bermuda Commercial	$174,421	$204,369	$285,062	$237,160	$283,177	$288,031
Bermuda Personal	161,641	160,738	153,113	169,491	231,116	253,842
Mortgages	780,133	759,554	689,333	611,690	34,662	98,536
International Commercial and Personal	145,467	234,612	223,297	193,714	124,319	82,152
Secured Short-term Investment Loans(1)	243,526	180,763	254,348	255,281	303,721	414,210

Total Loans Before Allowance for Loan Losses	$1,505,188	$1,540,036	$1,605,153	$1,467,336	$976,995	$1,136,771

General and Specific Allowances for Loan Losses	(27,611)	(26,017)	(24,243)	(30,025)	(26,697)	(26,570)

Net Loans	$1,477,577	$1,514,019	$1,580,910	$1,437,311	$950,298	$1,110,201

(1)	Predominantly international.

Overall

Loans net of related allowances at December 31, 2001 totalled $1.5 billion, $36.4 million less than at December 31, 2000 and $103.3 million less than at June 30, 2000. Our loan portfolio represented 14.4% of average total assets during fiscal year ended December 31, 2001, 16.7% during calendar year ended December 31, 2000 and 15.6% during fiscal year ended June 30, 2000.

The significant increase in total net loans of $487.0 million from June 30, 1998 to June 30, 1999 was the result of the purchase of Bermuda Home Limited. Loan assets of Bermuda Home at June 30, 1999 were $430 million, of which $410 million were mortgages. At June 30, 1999, the $577.0 million increase in total mortgages over the prior year reflected the acquisition of Bermuda Home and the reclassification of some Bermuda personal and commercial loans as mortgages, such as long-term loans for the purchase of real estate secured by such real estate, in recognition of our re-entry into that market. For the years ended June 30, 1997, and 1998, all of our mortgages were located outside of Bermuda. Since our acquisition of Bermuda Home in 1999, over 90% of our mortgage loans have been in Bermuda, with the balance in Cayman, Guernsey and Isle of Man.

Commercial and Personal Loans

Decreases in both Bermuda commercial and personal loans at June 30, 1999 compared with June 30, 1998 were largely the result of the mortgage reclassifications described above. The increase in Bermuda commercial loans in fiscal year ended June 30, 2000 was due to an initiative which we began in fiscal year ended June 30, 1999, pursuant to which we established a portfolio of non-client syndicated loans, booked partially in Bermuda and partially overseas. This portfolio is now being run off. This, combined with significant loan repayments in the six months ended December 31, 2000, resulted in the reduction in Bermuda commercial loan balances at December 31, 2000. Bermuda commercial loan balances continued to decrease during fiscal year ended December 31, 2001 as the amount of loan repayments and the reduction of overdrafts exceeded the amount of new loans granted.

Changes in international commercial and personal loans reflect an initiative that we commenced in fiscal year ended June 30, 1999. In that year, we began the development of a portfolio that included investments in syndicated non-client loans. We also extended syndicated credit facilities to certain Bermuda-based reinsurance companies and investment funds, which are included in the loan portfolio and investments in collateralised debt obligations, which are part of the marketable securities portfolio.

At December 31, 2001, our syndicated loan exposure totalled $119 million, consisting of $45 million of overseas syndicated loans, $20 million to reinsurance companies in Bermuda, and $54 million to a Bermuda-based investment fund. This compares to syndicated loan exposure of $193 million at December 31, 2000, consisting of $118 million of overseas syndicated loans, $21 million to reinsurance companies in Bermuda, and $54 million to a Bermuda-based investment fund. At June 30, 2000, these syndicated loans totalled $195 million, consisting of $114 million of overseas syndicated loans, $44 million to reinsurance companies in Bermuda, and $37 million to a Bermuda-based investment fund. At June 30, 1999, such loans totalled $167 million, consisting of $105 million of overseas syndicated loans, $23 million to reinsurance companies in Bermuda, and $39 million to a Bermuda-based investment fund.

All syndicated obligors are investment grade and we have not experienced any significant deterioration in credit risk on these credit exposures. This loan portfolio is being run–off, as this is no longer a prime focus of our business strategy. Our position was reduced by approximately $74 million in fiscal year ended December 31, 2001 due to the sale of certain syndicated loans, which resulted in a realised loss of approximately $700,000.

Mortgages

The increase in mortgages at December 31, 2001, December 31, 2000 and June 30, 2000 reflects growth in both Bermuda Home and our mortgage lending activities as a result of growth in our market share. As of December 31, 2001, approximately 52% of our loan portfolio was in the form of mortgages. The percentage of mortgages to total loans at December 31, 2001 differs significantly from the 1997 to 1998 period, when mortgages comprised less than 10% of total loans. This increased level of mortgage lending alters the Bank’s risk profile, as mortgage lending typically results in a relatively low level of loan losses as a result of conservative loan-to-value advance rates, which are limited by policy to 80% or less of the collateral value. At the same time, the Bermuda Home acquisition and the subsequent growth in mortgages increases the Bank’s concentration risk to Bermuda real estate. A significant downturn in local economic conditions and real estate values could result in increased loan losses and difficulties in disposing of real estate collateral.

Secured Short Term Investment Loans

As of December 31, 2001 and December 31, 2000, 16% and 12% respectively of our loan portfolio was also in the form of collateralised short-term investment loans to institutional clients. These loans are typically granted to mutual fund and investment company clients on a margin basis for liquidity and investment purposes and are collateralised by assets held in our custody. Short-term investment loans increased by $63 million during fiscal year ended December 31, 2001 due to the liquidity requirements of an international mutual fund client. Short-term investment loans declined $73.6 million from June 30, 2000 to December 31, 2000, reflecting in part the decline in net asset values of institutional borrowers due to declining equity values and the movement of some investors to other investment alternatives. Fluctuations in prior years reflect changes in the liquidity requirements of our mutual fund clients and changes in their net asset values.

The following table presents the amount of each loan category by maturity date:

	As of December 31, 2001
	Due in 1 Year	Due After 1 Year Through 5 Years	Due After 5 Years	Total
	(BD$ in thousands)
Bermuda: Commercial Loans	$37,465	$133,406	$3,550	$174,421
Bermuda: Personal Loans	32,218	124,116	5,307	161,641
Mortgages(1)	11,065	187,770	581,298	780,133
International Commercial and Personal Loans	78,435	58,675	8,357	145,467
Secured Short-term Investment Loans	243,526	—	—	243,526

Total	$402,709	$503,967	$598,512	$1,505,188

(1)	Mortgages are callable on 90 days notice.

The majority of our loan portfolio consists of floating rate loans. The following table presents information concerning our fixed versus floating interest rate loans:

	As of December 31, 2001
	Due After 1 Year Through 5 Years	Due After 5 Years	Total Due After 1 Year
	(BD$ in thousands)
Loans with fixed interest rates	$50,996	$7,637	$58,633
Loans with floating interest rates	452,971	590,875	1,043,846

Total	$503,967	$598,512	$1,102,479

Impaired Loans and Credit Losses.    Approximately $1.1 billion of our total loans are Bermuda-based, and the quality of these loans has been fairly consistent due to the relatively stable nature of the Bermuda economy. In the past five years, Bermuda has not experienced the significant swings in interest rates, employment levels, real estate values and general economic volatility that many other jurisdictions experienced, and this stability has been reflected in the generally stable quality of our loan portfolio. Notwithstanding certain specific commercial failures and resulting loan losses, loan quality has remained relatively consistent, with no material changes in loan concentrations, re-allocations of allowances, or significant amount of restructurings. However, as described below, we see negative trends in the current economic environment that could alter this pattern. Such trends are monitored closely and reflected in our allowances for loan losses as they are assessed.

Change in the impaired loan position is one measure of an organisation’s lending management. As described in the table below, gross impaired loans at December 31, 2001 were $25.7 million, compared with $23.4 million at December 31, 2000, $23.7 million at June 30, 2000 and $33.9 million at June 30, 1999. A measure of the adequacy of established allowances for loan losses is the coverage ratio, which is the allowance for losses as a percentage of total impaired loans. Our coverage ratio was 107.4% at December 31, 2001, a decline from 111.0% at December 31, 2000, and an increase from 102.1% at June 30, 2000 and 88.5% at June 30, 1999. The ratio of gross impaired loans to total gross loans was 1.7% at December 31, 2001, up from 1.5% at December 31, 2000 and June 30, 2000 and improved from 2.3% at June 30, 1999.

Loans are considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which payment is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection. Impaired loans are placed on a non-accrual basis and related interest is recorded in income only when received. At December 31, 2001, there were $2.4 million of loans that were overdue more than 90 days, but which were not considered impaired as they were well secured and in the process of collection. In the three preceding years, no loans were excluded from impaired status that were more than 90 days overdue.

The following table presents information related to our impaired loans for each of the periods indicated:

	As of December 31,		As of June 30,
	2001	2000	2000	1999	1998	1997
	(BD$ in thousands)
Bermuda Commercial Loans	$6,356	$5,286	$1,334	$7,181	$11,066	$17,804
Bermuda Personal Loans	4,361	4,217	4,946	12,670	15,350	20,178
Mortgages	14,774	12,843	15,749	11,572	477	1,007
International Commercial and Personal	—	860	1,491	2,485	1,280	1,137
Secured Short-term Investment Loans	228	228	228	—	2,843	—

Total	$25,719	$23,434	$23,748	$33,908	$31,016	$40,126

Impaired Bermuda commercial loans declined in fiscal year ended June 30, 1998, predominantly due to charge-offs of loans no longer considered to be collectable and which had been provided for in earlier periods. The reduction in fiscal year ended June 30, 1999 was a result of repayments on impaired loans. Reductions in fiscal year ended June 30, 2000 included the charge-off of a $4 million loan when all tangible collateral had been liquidated and the remaining balance was no longer considered collectable. Impaired loans at December 31, 2000 increased by $1.7 million relating to a loan to First Atlantic, as discussed on page 42. At December 31, 2001, impaired loans increased by $2.3 million due to overdue mortgage loans in our Cayman office totalling $2.7 million. One of these overdue mortgages has since been repaid and the remainder are collateralised by assets valued at $4.9 million.

Impaired Bermuda personal loans steadily declined from fiscal year ended June 30, 1996 forward as the result of charge-offs of a group of related accounts totalling approximately $7.4 million between fiscal year ended June 30, 1996 and fiscal year ended June 30, 1998 when further recovery of collateral was no longer considered likely. These loans had been fully provided for in prior years when the loan impairment was identified. The reductions in fiscal year ended June 30, 2000 were due to the charge-off of $1.5 million in smaller loans arising from a new policy adopted by us as well as the repayment of several loans. This new policy is discussed more fully in this Item under “Financial Condition—Economic Risk” on page 68.

Impaired mortgages increased significantly in fiscal year ended June 30, 1999, along with the related allowances, due to the purchase of Bermuda Home Limited. In fiscal year ended June 30, 2000, total mortgages increased 13% over fiscal year ended June 30, 1999. In the same year, impaired mortgages increased 36%, however specific allowances did not increase by an equivalent amount as there was adequate collateral available from the underlying real estate. Mortgages further increased by December 31, 2000, but impaired mortgages declined as a result of successful collection efforts. At December 31, 2001, impaired mortgages increased due to overdue mortgage loans in our Cayman office of $2.7 million. One of these overdue mortgages has since been repaid and the remainder are collateralised by assets valued at $4.9 million.

The increase in impaired short-term investment loans in fiscal year ended June 30, 1998 of $2.8 million arose from a loan granted to an investment fund in Hong Kong. This loan was adversely affected by the economic problems in South East Asia in 1997. It was subsequently reclassified as an impaired international commercial loan due to the nature of its restructuring. This loan was repaid in full during fiscal year ended December 31, 2001.

For fiscal year ended December 31, 2001, the amount of gross interest income that would have been recorded had all non-accrual loans been current was $0.9 million, $0.9 million in the six months ended December 31, 2000, and $2.5 million in fiscal year ended June 30, 2000. There was only one restructured loan in our portfolio, as discussed above, which has been fully repaid.

Allowance for loan losses.    The following table presents an analysis of the allowance for loan losses:

	Fiscal Year Ended December 31,	Six Months Ended December 31,	Fiscal Year ended June 30,
	2001	2000	2000	1999	1998	1997
	(BD$ in thousands)
Balance at Beginning of Year	$26,017	$24,243	$30,025	$26,697	$26,570	$28,756
Acquisition of Bermuda Home	—	—	—	3,233	—	—
Provided from Income	2,662	2,589	916	374	7,857	1,902

Charge-offs:
Loans Charged Off
Bermuda:
Personal	(1,866)	(473)	(667)	(283)	(3,730)	(752)
Mortgages	(752)	(112)	(81)	(282)	—	—
Commercial	(281)	(82)	(5,479)	(95)	(3,665)	(898)

Total Bermuda	(2,899)	(667)	(6,227)	(660)	(7,395)	(1,650)
International	(36)	(306)	(662)	(216)	(1,307)	(3,563)

Total Charge-offs	(2,935)	(973)	(6,889)	(876)	(8,702)	(5,213)

Loans Recovered
Bermuda
Personal	1,867	146	191	597	972	1,125
Mortgages	—	11	—	—	—	—
Commercial	—	—	—	—	—	—

Total Bermuda	1,867	157	191	597	972	1,125
International	—	1	—	—	—	—

Total Recoveries	1,867	158	191	597	972	1,125

Net Charge-offs	(1,068)	(815)	(6,698)	(279)	(7,730)	(4,088)

Balance at End of Year	$27,611	$26,017	$24,243	$30,025	$26,697	$26,570

Comprising:
Specific allowances	$7,472	$9,504	$8,269	$13,969	$14,028	$17,282
General allowances
Risk-rated portfolio	10,654	10,460	15,974	16,056	12,669	9,288
Non-risk rated portfolio	7,459	4,920	—	—	—	—
Unallocated	2,026	1,133	—	—	—	—

Total general allowances	20,139	16,513	15,974	16,056	12,669	9,288

Total	$27,611	$26,017	$24,243	$30,025	$26,697	$26,570

Ratio of net charge-offs during the year to average outstanding loans	0.1%	0.1%	0.4%	0.0%	0.8%	0.4%

Allowance for loan losses as a percentage of gross loans	1.9%	1.7%	1.5%	2.0%	2.7%	2.3%

Our allowance for loan losses represents management’s judgement of losses inherent in the loan portfolio at the assessment date and consists of both specific and general reserves. Our credit risk management department prepares a quarterly analysis of impaired loans and related reserves. This analysis is reviewed for adequacy by our board of directors. The methodology for the analysis is set out in our credit policies, which are periodically reviewed and approved by the board of directors.

The Bank employs a risk rating methodology for all commercial, corporate, and secured short term investment loans granted by our private client and GFS divisions. Our risk-rating methodology uses an 8-grade rating system incorporating “special mention,” “substandard,” “doubtful” and “loss” definitions that, since July 2000, have been aligned with US regulatory norms. Account officers are responsible for risk rating accuracy, which is tested periodically by a credit review group that is independent of the lending functions.

The table below outlines the classifications of our 8-grade risk rating system:

Category	Risk Rating	Description
Minimal Risk	1 2	Little or no risk Less than average risk
Average Risk	3 4	Average risk—upper tier Average risk—lower tier
Higher than Average Risk	5	Special Mention—(also known as OAEM—“other assets especially mentioned”)
Classified Assets	6 7 8	Substandard Doubtful Loss

Prior to July 2000, all credit facilities were assigned a risk rating that was considered in the establishment of an allowance for loan losses. However, for smaller, generally similar loans, individual risk rating of all credits is not practical, cost effective, or meaningful, and, since July 2000, credit risk for these loan assets is now measured in terms of delinquency and prior loss experience. Credit facilities that are not risk rated include all consumer and personal loans, mortgages and credit cards.

Specific Reserves.    On a quarterly basis, risk rated loan assets that have been graded “substandard” or “doubtful” are assessed for impairment by comparing the book value of each such loan to its current value determined through discounted cash flow analysis, an assessment of the realisable value of collateral, or by the loan’s fair market value. Identified shortfalls in value are set up as specific provisions against these assets. Where specific provisions are deemed to be required for substandard loans, such loans are reclassified as doubtful. Although consumer and personal loans, mortgages and credit cards are not risk-rated, all such impaired loans that have an outstanding balance greater than $100,000 are individually assessed for impairment and the need for a specific reserve using the same analysis. This analysis is also performed quarterly and specific provisions are charged against these assets in an amount equal to the identified shortfalls.

General Reserves—risk rated portfolios.    Each quarter, the portfolio of our loan assets that are risk rated is reviewed by business division and by risk rating. Estimated historic loss rates for each risk rating and business division are reviewed and adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth, and portfolio management. Adjusted loss factors are applied to the portfolio balance, excluding identified impaired loans, for each business division and risk rating. We have recently introduced a migration modelling approach that will be used to support these estimates of historic losses from each risk rating. Impaired assets that warrant a specific reserve are excluded from the pool of loans subject to general reserve modelling.

General Reserves—non-risk rated portfolios.    Reserves are established with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth, and changes in underwriting criteria. Impaired assets that warrant a specific reserve are excluded from the loans subject to this analysis.

Unallocated Reserves.    Our personal and commercial loan and mortgage portfolios are concentrated in Bermuda, which has an economy that is largely dependent on tourism and international business services. The health of these industry segments depends to a large extent on the strength of US and European economies. Because of this concentration and also to reflect any imprecision in the allowance methodology, we also include in general reserves an amount that represents management’s judgements of inherent losses within the portfolio which have not otherwise been identified or measured in the manners described above.

Concentration Risk—We consider that our Bermuda retail portfolios, consumer, personal, mortgages, credit cards, and commercial lending represent “Bermuda” risk, and in many ways will perform in a relatively consistent manner when various factors are present. For instance, a high degree of our lending is for the purpose of purchasing, and/or is secured by, Bermuda real estate. As a result of our high exposure to Bermuda, and in particular Bermuda real estate, these portfolios are considered highly correlated and subject to common influences.

Economic Risk—We consider that all our Bermuda-based portfolios are subject to economic risk, emanating predominantly from the United States. The U.S. economy has a direct and significant impact on Bermuda and, as a result, on the credit risk of our Bermuda-based borrowers. Bermuda does not have a diverse economy and deterioration in one of its key industries would be especially harmful to the overall economy. The two primary industries in Bermuda are tourism and international business. Tourism is dependent 80-85% upon U.S. visitors, largely from the U.S. East Coast, and a U.S. economic downturn would have a marked impact upon the number of U.S. visitors. International business, now Bermuda’s largest revenue generator, is subject to many other external economic/regulatory-related influences that could significantly impact Bermuda.

International business can also be impacted by local factors. Potential events such as political independence, labour strife, amended legislation affecting international companies, or increased restrictions on non-Bermudian labour, all of which are increasingly debated in local political circles, could negatively impact the business environment. We believe that international business is highly mobile and can re-locate to other jurisdictions relatively quickly.

Any combination of the above economic factors could significantly impact our loan portfolios.

Provisions for Loan Losses.    The following table presents our provisions for loan losses in Bermuda and our overseas offices:

	Fiscal Year ended December 31,	Six Months ended December 31,	Fiscal Year Ended June 30,
	2001	2000	2000	1999	1998
	(BD$ in thousands)
Bermuda	$3,084	$2,802	$808	$1,418	$4,000
International Offices	(422)	(213)	108	(1,044)	3,857

Total Provisions	$2,662	$2,589	$916	$374	$7,857

Breakdown of Total Provisions:
Charge for Specific Provisions	(964)	2,057	483	(797)	4,476
Charge for General Provisions	3,626	532	433	1,171	3,381

Total Provisions	$2,662	$2,589	$916	$374	$7,857

Provisions for loan losses were $2.7 million in fiscal year ended December 31, 2001 compared with $2.6 million in the six months ended December 31, 2000 and $0.9 million in fiscal year ended June 30, 2000. During fiscal year ended December 31, 2001, our specific loan allowance declined by $2.0 million to $7.5 million and we increased our general allowance by $3.6 million to $20.1 million. The increase in our general allowance reflects management’s opinion that losses inherent in the Bermuda loan portfolio have increased due to the decline Bermuda’s economy as a result of the continuing deterioration of its tourism industry.

During the six months ended December 31, 2000, we increased the specific allowance for our Bermuda commercial loan exposures by $1.7 million for First Atlantic, an impaired loan.

The Bermuda tourism industry continues to have difficulties and there have been a number of recent hotel closures. Additionally, the economic slowdown in the United States has had an impact on the number of visitors to the island and therefore an adverse effect on the local economy. International business, now the number one revenue generator in Bermuda, is subject to many other external economic/regulatory-related influences that could have a significant impact. Recently, many offshore jurisdictions have come under increased scrutiny from organisations such as the OECD, due to increased awareness of the amounts of international transactions conducted offshore. Also, several U.S. onshore insurance companies are attempting to influence the revision of tax laws that may adversely affect Bermuda-registered insurance businesses by reducing the tax benefits associated with being domiciled in Bermuda. If successful, such efforts will negatively impact Bermuda’s business advantages and will have a significant impact on Bermuda’s economy.

The impact of negative trends related to concentration and economic risks in Bermuda would be increased business failures, reduced employment, and reduced demand for the rental and purchase of Bermuda real estate resulting in decreased market values. On the basis of these considerations and management’s judgement of the impact, general allowances were increased during fiscal year ended December 31, 2001.

The provision for loan losses for fiscal year ended June 30, 1999 was $0.4 million, $7.5 million lower than in fiscal year ended June 30, 1998. During fiscal year ended June 30, 1998, approximately $4.0 million in provisions was made relating to Bermuda borrowers, against approximately $6.5 million in new impaired loans (which included a $2.0 million commercial loan that was fully secured by non-Bermuda real estate). However, the total level of impaired loans for fiscal year ended June 30, 1998 declined due to the significant charge off of accounts, for which provisions had been recognised in earlier periods, and other loan repayments.

Also in fiscal year ended June 30, 1998, a $2.8 million provision was established for a short-term investment loan that was granted to an investment fund in Hong Kong. This loan was adversely affected by the economic problems in South East Asia in 1997.

Charge-off policy.    All consumer and personal loans and mortgages that are greater than $100,000 and all risk rated loans (corporate and commercial loans and short term investment loans), which have been identified as impaired and which have been provided for under our reserving methodology, are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance for loan losses. The treatment of such loans is unchanged from our prior practices.

We changed our charge-off policy during fiscal year ended June 30, 2000 for certain smaller loans. Under our new policy, consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged-off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance for loan losses when received. This new policy was introduced to simplify the reserving and charge-off policy for smaller loans. Under the previous policy, the amount of such overdue personal loans, mortgages and credit card balances that exceeded the fair market value of the collateral was provided for in the allowance for loan losses. Under the new policy, the total amount outstanding, whether supported by underlying collateral or not, is written off immediately. As the underlying loans are small, and of a personal nature or relate to credit card balances, the amount of underlying collateral is generally not significant and the difference in the two policies is not material to the financial statements. As a general matter, it is very uncommon to have any impaired mortgage outstanding under $100,000 due to the nature of the real estate market in Bermuda. Mortgage balances under $100,000 are typically mortgages that have been substantially repaid and, therefore, have a large property value in comparison to the outstanding balance of the mortgage.

The cumulative effect of this change in policy is to reduce the amount of impaired loans and the related allowance for loan losses in the consolidated balance sheet at June 30, 2000 by $1.5 million. However this is a cumulative figure which relates to more than one financial period. The effect of the change in policy on the statement of income averages approximately $350,000 per annum over the past three fiscal years and is therefore considered to be immaterial.

The large variation in charge-offs over the years, as presented in the table on page 66 is partly the result of the change in our charge-off policy. It also reflects the impact of periodic charge off of larger loans or groups of loans that were carried with an allowance and written off when further collateral recoveries were remote. The charge-offs at June 30, 2000 include $1.5 million resulting from our new charge-off policy and a $4.0 million corporate account deemed uncollectable when there was no more collateral to liquidate. The $4.0 million loss had been provided for when the impairment was originally identified.

Charge-offs aggregating $7.4 million were made for a group of related accounts between 1996 and 1998, when collateral underlying the various individual loans was determined to be uncollectable. Additional charge-offs in fiscal year ended June 30, 1998 included two unrelated corporate borrowers totalling $3.4 million. Approximately $3.0 million of the overseas loans written off in fiscal year ended June 30, 1997 related to a hotel loan in the Channel Islands.

Loan recoveries show a steady decline from fiscal year ended June 30, 1996 to fiscal year ended June 30, 2000. This is indicative of our prior charge-off policy where most of our repayments were received prior to the loan being charged off and therefore we had very few recoveries. Loan recoveries and write-offs increased in fiscal year ended December 31, 2001 and totalled $1.9 million and $2.9 million, respectively. This reflects the change in our charge-off policy. The ratio of allowance for loan losses as a percentage of gross loans has gradually decreased from June 30, 1996 to June 30, 2000, with a slight increase for the periods ending December 31, 2000 and December 31, 2001. The decrease in this ratio is due to a number of factors. First, the total allowance is a combination of specific and general reserves, and specific allowances have declined from fiscal year ended June 30, 1996 to fiscal year ended June 30, 2000 following the corresponding decline of impaired assets. Although general allowances have gradually increased from 1996 onwards, generally reflecting the corresponding increase in gross loans, the total allowance declined as a percentage of gross loans. Second, the ratio was impacted by the purchase of Bermuda Home Limited in fiscal year ended June 30, 1999. Gross loans increased substantially from the purchase. Most of Bermuda Home’s assets were mortgages, however, which historically have had lower loan loss rates resulting in lower general and specific allowances being required.

The following table presents a breakdown of our allowances for loan losses by loan category:

	As of December 31,				As of June 30,
	2001 Amount	Percent of loans in each category to total loans	2000 Amount	Percent of loans in each category to total loans	2000 Amount	Percent of loans in each category to total loans	1999 Amount	Percent of loans in each category to total loans	1998 Amount	Percent of loans in each category to total loans	1997 Amount	Percent of loans in each category to total loans
	(BD$ in thousands)
Bermuda:
Commercial Loans	$8,788	11.6%	$7,628	13.3%	$3,715	17.8%	$7,481	16.2%	$6,129	29.0%	$7,984	25.3%
Personal Loans	6,156	10.7%	7,402	10.4%	12,401	9.5%	12,941	11.6%	13,338	23.7%	14,878	22.3%
Mortgages	9,352	51.8%	5,803	49.4%	4,561	43.0%	4,791	41.6%	747	3.5%	551	8.7%
International:
Commercial and Personal	1,559	9.7%	3,049	15.2%	2,751	13.9%	4,315	13.2%	3,267	12.7%	2,352	7.3%
Secured Short-term Investment Loans	1,756	16.2%	2,135	11.7%	815	15.8%	497	17.4%	3,216	31.1%	805	36.4%

Total	$27,611	100%	$26,017	100%	$24,243	100%	$30,025	100%	$26,697	100%	$26,570	100%

Liabilities

Total customer deposits at December 31, 2001 were $9.9 billion, a decline of $567 million from December 31, 2000 and an increase of $0.5 billion from June 30, 2000 and $1.2 billion from June 30, 1999. Average deposits in fiscal year ended December 31, 2001 were $9.7 billion, compared with $9.3 billion in calendar year ended December 31, 2000. Average deposits were $9.2 billion for fiscal year ended June 30, 2000 compared with $8.7 billion for fiscal year ended June 30, 1999. In servicing our client base, we provide a range of term and demand products, including savings and checking account services. Our international clients generate a substantial majority of our customer deposits. A primary driver of higher average customer deposits was increased balances from our corporate clients during periods of financial market volatility.

Our deposit base is sourced entirely from our client groups. We do not, as a general policy, solicit interbank or government funds. Any exceptions are short-term in nature and are not material to our balance sheet. We do not have any short-term borrowing debt.

The following table presents non-interest bearing and interest bearing deposits placed with us, computed for Bermuda alone and on an international basis for the periods indicated. The average rates of our customer deposits are set forth in the average consolidated balance sheets on pages 73 to 76:

	As of December 31,		As of June 30,
	2001	2000	2000	1999
	(BD$ in thousands)
Deposits placed in Bermuda
Demand
Non-Interest Bearing	$234,613	$255,657	$228,230	$235,692
Interest Bearing	2,722,528	2,468,561	2,071,278	2,041,547
Term	2,224,350	2,623,072	2,814,203	2,776,120

Total Deposits placed in Bermuda	$5,181,491	$5,347,290	$5,113,711	$5,053,359

Deposits placed in our International Offices
Demand
Non-Interest Bearing	$63,690	$16,977	$23,218	$68,676
Interest Bearing	2,335,992	2,467,349	2,133,470	1,785,686
Term	2,362,294	2,678,306	2,208,194	1,823,811

Total Deposits placed in our International Offices	$4,761,976	$5,162,632	$4,364,882	$3,678,173

Total Deposits	$9,943,467	$10,509,922	$9,478,593	$8,731,532

At December 31, 2001, of the $5.2 billion in interest bearing deposits placed in Bermuda, the aggregate amount of funds deposited with us by international companies was $2.2 billion, compared with $2.5 billion at December 31, 2000. The remaining deposits placed in Bermuda were from local corporate and retail clients. Of the total customer deposits at December 31, 2001, 53.9% were payable on demand, with 91.1% of the balance of term deposit liabilities set to reprice within three months.

The following table presents the maturity of term deposits over $100,000:

	As of December 31, 2001
Term to maturity	Bermuda	International
Less than 3 months	$1,678,209	$2,205,964
3 to 6 months	124,992	13,137
6 to 12 months	49,622	5,337
Over 1 year	172,754	13,800

Total	$2,025,577	$2,238,238

Supplemental Information

Quarterly Results of Operations

The following table presents unaudited quarterly statement of operations data for the ten quarters ended December 31, 2000. This information reflects all normal non-recurring adjustments that we consider necessary for full presentation of such information. The results for any quarter are not necessarily indicative of results that may be expected for any future period:

	Fiscal Year Ended December 31, 2001				Six Months Ended December 31, 2000		Fiscal Year Ended June 30, 2000
	Q4	Q3	Q2	Q1	Q2	Q1	Q4	Q3	Q2	Q1
	(BD$ in thousands except per share data)
Non-Interest Income	$67,547	$62,876	$63,067	$63,487	$64,956	$ 59,427	$58,187	$64,649	$56,675	$55,163

Interest Income	88,412	112,613	130,425	155,762	165,443	162,138	159,639	144,812	131,024	122,778
Interest Expense	(42,032)	(64,812)	(80,038)	(102,656)	(113,477)	(109,339)	(109,087)	(95,125)	(87,454)	(84,378)

Net Interest Income	46,380	47,801	50,387	53,106	51,966	52,799	50,552	49,687	43,570	38,400
Provision for Loan Losses	(764)	(1,898)	(339)	339	(2,092)	(497)	(164)	112	174	(1,038)

Net Interest Income after Loan Losses	45,616	45,903	50,048	53,445	49,874	52,302	50,388	49,799	43,744	37,362
Other Income and gains/(losses) on marketable securities	(15,795)	(738)	6,607	1,745	(9,065)	2,539	(345)	(1,363)	2,648	2,105

Total Revenue	97,368	108,041	119,722	118,677	105,765	114,268	108,230	113,085	103,067	94,630
Operating Expenses	(94,952)	(82,183)	(114,850)	(84,975)	(81,036)	(81,040)	(78,625)	(79,214)	(75,847)	(71,134)

Income before Income Taxes	2,416	25,858	4,872	33,702	24,729	33,228	29,605	33,871	27,220	23,496
Income Taxes	(1,041)	(1,970)	(1,751)	(2,009)	(1,028)	(2,200)	(902)	(3,055)	(2,241)	(1,940)

Income from continuing operations	1,375	23,888	3,121	31,693	23,701	31,028	28,703	30,816	24,979	21,556
Cumulative effect of a change in accounting principle	—	—	—	—	—	1,517	—	—	—	—

Net Income	$1,375	$23,888	$3,121	$31,693	$23,701	$32,545	$28,703	$30,816	$24,979	$21,556

Earnings per Share
Basic	$0.04	$0.80	$0.10	$1.06	$0.79	$1.08	$0.95	$1.04	$0.86	$0.75
Diluted	$0.04	$0.76	$0.10	$1.01	$0.76	$1.05	$0.94	$1.02	$0.84	$0.73

Average Consolidated Balance Sheets

The following tables present average consolidated balance sheets and net interest income for the periods shown:

	Year Ended
	December 31, 2001			December 31, 2000
				(unaudited)
	Average Balance	Interest Income/ Expense	Average Rates	Average Balance	Interest Income/ Expense	Average Rates
	(BD$ in thousands)
Assets
Deposits with Banks(3)	$4,090	$159	3.89%	$4,239	$232	5.48%
Marketable Securities—AFS (interest earning)(3)	4,105	191	4.66%	3,425	235	6.86%
Marketable Securities—Trading(3)	623	33	5.24%	548	34	6.10%
Loans—Bermuda(1)	1,162	83	7.19%	1,204	99	8.22%
Loans—International(1)	321	21	6.43%	445	32	7.30%

Total Interest Earning Assets(2)	10,301	487	4.73%	9,861	632	6.41%
Cash due from banks	37			37
Marketable securities—AFS (non-interest earning)	123			193
Other Assets	366			344

Total assets	$10,827			$10,435

Liabilities
Customer deposits
Bermuda —Demand	$2,273	$39	1.73%	$1,981	$63	3.21%
—Term	2,706	97	3.58%	2,976	163	5.47%
International—Demand	2,221	54	2.42%	2,193	83	3.79%
—Term	2,485	100	4.01%	2,141	118	5.49%

Total interest bearing Funds(2)	9,685	290	2.99%	9,291	427	4.60%

Non-Interest Bearing Deposits	221			229
Other Liabilities	275			306
Shareholders’ Equity	646			609

Total Liabilities and Shareholders’ Equity	$10,827			$10,435

Interest Income / Earning Assets		487	4.73%		632	6.41%
Interest Expense / Earning Assets		289	2.81%		427	4.33%

Net Interest Margin		$198	1.92%		$205	2.08%

(1)	The average volume of loans include the amount of non-accrual loans. Income amounts exclude any related revenue.
(2)
The rates earned on interest earning assets and paid on interest bearing liabilities depend on the interest rates in the countries in which we invest and also on the corresponding foreign exchange rates in those countries compared to the Bermuda Dollar.

(3)	All interest earning deposits with banks and marketable securities are considered to be international.

	Six Months Ended
	December 31, 2000			December 31, 1999 (unaudited)
	Average Balance	Interest Income/ Expense	Average Rates	Average Balance	Interest Income/ Expense	Average Rates
	(BD$ in thousands)
Assets
Deposits with Banks(3)	$4,093	$114	5.52%	$4,601	$98	4.23%
Marketable Securities—AFS (interest earning)(3)	3,561	126	7.01%	2,846	84	5.83%
Marketable Securities—Trading(3)	597	19	6.30%	505	15	5.75%
Loans(1)—Bermuda	1,153	50	8.64%	1,136	41	7.23%
Loans(1)—International	460	19	8.04%	458	16	6.89%

Total Interest Earning Assets(2)	9,864	328	6.59%	9,546	254	5.27%
Cash due from banks	47			38
Marketable securities—AFS (non-interest earning)	169			160
Other Assets	344			261

Total assets	$10,424			$10,005

Liabilities
Customer deposits
Bermuda —Demand	$1,972	$32	3.24%	$1,842	$22	2.39%
—Term	2,849	84	5.82%	3,196	80	4.94%
International—Demand	2,228	43	3.84%	2,135	31	2.92%
—Term	2,293	64	5.52%	1,880	38	4.04%

Total interest bearing deposits	9,342	223	4.73%	9,053	171	3.76%
Securities lending agreements	4	—	5.41%	12	1	5.29%

Total interest bearing liabilities(2)	9,346	223	4.73%	9,065	172	3.76%
Non-Interest Bearing Deposits	233			232
Other Liabilities	230			203
Shareholders’ Equity	615			505

Total Liabilities and Shareholders’ Equity	$10,424			$10,005

Interest Income/Earning Assets		328	6.59%		254	5.27%
Interest Expense/Earning Assets		223	4.48%		172	3.57%

Net Interest Margin		$105	2.11%		$82	1.70%

(1)	The average volume of loans include the amount of non-accrual loans. Income amounts exclude any related revenue.
(2)
The rates earned on interest earning assets and paid on interest bearing liabilities depend on the interest rates in the countries in which we invest and also on the corresponding foreign exchange rates in those countries compared to the Bermuda Dollar.

(3)	All interest earning deposits with banks and marketable securities are considered to be international.

	Fiscal Year Ended June 30,
	2000 Interest			1999 Interest
	Average Balance	Income/ Expense	Average Rates	Average Balance	Income/ Expense	Average Rates
	(BD$ in thousands)
Assets
Deposits with Banks(1)	$4,456	$216	4.86%	$5,353	$284	5.32%
Marketable Securities—AFS (interest earning)(1)	3,072	192	6.24%	2,251	125	5.54%
Marketable Securities—Trading	505	30	5.94%	302	16	5.21%
Loans—Bermuda(2)	1,136	88	7.79%	840	67	7.93%
Loans—International(2)	442	32	7.17%	291	21	7.26%

Total Interest Earning Assets(3)	9,611	558	5.81%	9,037	513	5.68%
Cash Due from Banks	44			15
Marketable Securities—AFS (non-interest earning)	185			112
Other Assets	261			270

Total Assets	$10,101			$9,434

Liabilities
Customer Deposits
Bermuda —Demand	$1,916	$51	2.66%	$1,810	$46	2.56%
—Term	2,963	158	5.34%	3,102	150	4.83%
International—Demand	2,169	75	3.44%	1,397	60	4.31%
—Term	1,909	91	4.77%	2,170	111	5.13%

Total Interest Bearing Deposits	8,957	375	4.19%	8,479	367	4.33%
Securities Lending Agreements	18	1	6.52%	29	2	5.20%

Total Interest Bearing Liabilities(3)	8,975	376	4.19%	8,508	369	4.34%
Non Interest Bearing Deposits	231			248
Other Liabilities	328			212
Shareholders’ Equity	567			466

Total Liabilities and Shareholders’ Equity	$10,101			$9,434

Interest Income/Earning Assets		558	5.81%		513	5.68%
Interest Expense/Earning Assets		376	3.91%		369	4.08%

Net Interest Margin		$182	1.90%		$144	1.60%

(1)	All interest earning deposits with banks and marketable securities are considered to be international.
(2)	The average volume of loans include the amount of non-accrual loans. Income amounts exclude any related revenue.
(3)
The rates earned on interest earning assets and paid on interest bearing liabilities depend on the interest rates in the countries in which we invest and also on the corresponding foreign exchange rates in those countries compared to the Bermuda Dollar.

During the past three years, we have been moving more of our assets into high quality higher yielding marketable securities and lowering our concentration of deposits with banks. During fiscal year ended June 30, 1999, we completed the purchase of Bermuda Home Limited. Bermuda Home added over $425 million to our loan portfolio. For fiscal year ended June 30, 1999, in which it was only consolidated into our financial statements for half of the year, Bermuda Home added approximately $200 million to our average loan balance. For fiscal year ended June 30, 2000, the first full year that it was consolidated, Bermuda Home accounted for $440 million of our average loan balance.

During fiscal year ended June 30, 1999, we developed a new marketable securities trading portfolio of approximately $500 million that is managed by a third party. See page 61 for information on the trading portfolio. The average trading marketable securities for the six months ended December 31, 2000 was $597 million. However, with the adoption of SFAS 133, several available for sale securities were reclassified as trading at July 1, 2000 as they did not qualify for hedge accounting under the new standard. These securities were liquidated during fiscal year ended December 31, 2001. At December 31, 2001, the value of the trading portfolio was approximately $1.3 billion. The average balance of the trading portfolio during fiscal year ended December 31, 2001 was $623 million which reflects an increase in the size of the portfolio late in the fiscal year.

The growth of our average total balance sheet over the past three years reflects higher customer deposits and higher equity levels.

Analysis of Changes in Volume and Interest Income and Expenses

The following tables present an analysis of changes in interest income and expense for the periods indicated:

	Year ended December 31, 2001 compared with year ended December 31, 2000 (unaudited)
	Change in Volume	Change in Rate	Net increase/ (decrease) Total
	(BD$ in thousands)
Interest Income Related to:
Interest Earning Deposits with Banks	$(5,795)	$(67,432)	$(73,227)
Marketable Securities—AFS (interest earning)	31,699	(75,236)	(43,537)
Marketable Securities—Trading	3,907	(4,704)	(797)
Loans—Bermuda	(3,002)	(12,443)	(15,445)
Loans—International	(7,955)	(3,859)	(11,814)

Total Interest Earning Assets	18,854	(163,674)	(144,820)

Interest Expense Related to:
Bermuda —Demand	$5,043	$(29,256)	$(24,213)
—Term	(9,647)	(56,312)	(65,959)
International—Demand	678	(30,055)	(29,377)
—Term	13,807	(31,748)	(17,941)

Total Interest Bearing Customer Deposits	9,881	(147,371)	(137,490)

Total Interest Bearing Funds	9,881	(147,371)	(137,490)

Change in Net Interest Income	$8,973	$(16,303)	$(7,330)

	Six month period ended December 31, 2000 compared with six month period ended December 31, 1999 (unaudited)
	Change in Volume	Change in Rate	Net increase/ (decrease) Total
	(BD$ in thousands)
Interest Income Related to:
Interest Earning Deposits with Banks	$(14,134)	$29,982	$15,848
Marketable Securities—AFS (interest earning)	25,280	17,035	42,315
Marketable Securities—Trading	2,920	1,382	4,302
Loans—Bermuda	740	7,853	8,593
Loans—International	81	2,640	2,721

Total Interest Earning Assets	14,887	58,892	73,779

Interest Expense Related to:
Bermuda —Demand	$2,122	$7,829	$9,951
—Term	(10,172)	14,127	3,955
International—Demand	1,802	9,939	11,741
—Term	11,498	14,050	25,548

Total Interest Bearing Customer Deposits	5,250	45,945	51,195
Securities Lending Agreements	(218)	7	(211)

Total Interest Bearing Funds	5,032	45,952	50,984

Change in Net Interest Income	$9,855	$12,940	$22,795

Changes not solely due to volume or rate are allocated to volume.

	Year ended June 30, 2000 compared with year ended June 30, 1999
	Change in Volume	Change in Rate	Net increase/ (decrease) Total
	(BD$ in thousands)
Interest Income Related to:
Interest Earning Deposits with Banks	$(43,583)	$(24,700)	$(68,283)
Marketable Securities—AFS (interest earning)	51,213	15,733	66,946
Marketable Securities—Trading	12,045	2,229	14,274
Loans—Bermuda	23,029	(1,215)	21,814
—International	10,821	(266)	10,555

Total Interest Earning Assets	53,525	(8,219)	45,306

Interest Expense Related to:
Bermuda —Demand	$2,826	$1,785	$4,611
—Term	(7,431)	15,979	8,548
International—Demand	26,575	(12,142)	14,433
—Term	(12,443)	(7,814)	(20,257)

Total Interest Bearing Customer Deposits	9,527	(2,192)	7,335
Securities Lending Agreements	(740)	388	(352)

Total Interest Bearing Funds	8,787	(1,804)	6,983

Change in Net Interest Income	$44,738	$(6,415)	$38,323

Changes not solely due to volume or rate are allocated to volume.

Geographic Distribution of Interest Earning Deposits with Banks

The following table shows the geographic distribution of our interest-earning deposits with banks at the end of the periods shown:

	As of December 31,		As of June 30,
	2001	2000	2000	1999
	(BD$ in millions)
Europe (other than U.K.)	$842	$1,379	$1,615	$1,569
United Kingdom	1,106	1,653	1,297	1,209
Asia-Pacific	626	927	1,035	824
United States	898	686	192	443
Canada	11	19	49	179
Other	37	134	198	76

	$3,520	$4,798	$4,386	$4,300

Foreign Outstandings:    The following table presents the balance of our foreign outstandings. Foreign outstandings include assets with borrowers or customers in a foreign country: loans, interest earning deposits with banks and interest earning marketable securities:

	As of December 31,				As of June 30,
	2001	% of Total Assets	2000	% of Total Assets	2000	% of Total Assets
	(BD$ in thousands)
North America
United States
Banks	$1,132,844		$560,626		$672,633
Government	1,486,845		1,045,415		962,859
Other	622,324		975,964		940,668

	3,242,013	30.0%	2,582,005	22.7%	2,576,160	24.9%

Canada
Banks	524,230		375,919		445,377
Other	2,150		45,339		61,291

	526,380	4.9%	421,258	3.7%	506,668	4.9%

Other	36,809	0.3%	49,371	0.4%	50,446	0.5%

Total North America	$3,805,202	35.2%	$3,052,634	26.8%	$3,133,274	30.3%

Western Europe
United Kingdom
Banks	$985,154		$811,476		$668,348
Other	60,054		63,886		46,674

	1,045,208	9.7%	875,362	7.7%	715,022	6.9%

Germany
Banks	799,192		1,238,609		1,105,516
Other	—		7,304		—

	799,192	7.4%	1,245,913	10.9%	1,105,516	10.7%

France
Banks	664,579		748,482		331,717
Other			10,540		13,254

	664,579	6.2%	759,022	6.7%	344,971	3.3%

	As of December 31,				As of June 30,
	2001	% of Total Assets	2000	% of Total Assets	2000	% of Total Assets
	(In BD$ thousands)

Spain
Banks	240,181		361,013		242,754
Other	458		855		—

	240,639	2.2%	361,868	3.2%	242,754	2.4%

Netherlands
Banks	231,269		385,318		290,436
Other	9,380		14,677		—

	240,649	2.2%	399,995	3.5%	290,436	2.8%

Italy
Banks	164,064		354,772		281,500
Other	16,887		19,191		—

	180,951	1.7%	373,963	3.3%	281,500	2.7%

Portugal
Banks	130,405		202,575		214,809
Other	—		9,937		—

	130,405	1.2%	212,512	1.9%	214,809	2.1%

Sweden
Banks	94,595		135,775		132,894
Government	8,998		8,987		8,980

	103,593	1.0%	144,762	1.3%	141,874	1.4%

Luxembourg
Banks	16,143		59,418		91,653
Other	53,876		86,455		77,769

	70,019	0.6%	145,873	1.3%	169,422	1.6%

Switzerland
Banks	291,382	2.7%	347,929	3.1%	21,008	0.2%

Austria
Banks	182,384	1.7%	145,592	1.3%	344,518	3.3%

Ireland
Banks	171,623	1.6%	144,501	1.3%	60,446	0.6%

Guernsey

Other	132,723	1.2%	61,979	0.5%	56,650	0.6%

Norway
Banks	83,569	0.8%	194,859	1.7%	214,324	2.1%

Belgium
Banks	1,782	0.0%	92,291	0.8%	178,863	1.7%
Other	98,393	0.9%	89,998	0.8%	137,460	1.3%

Total Western Europe	$4,437,091	41.0%	$5,596,419	49.2%	$4,519,573	43.7%

	As of December 31,				As of June 30,
	2001	% of Total Assets	2000	% of Total Assets	2000	% of Total Assets
	(In BD$ thousands)
Asia

Japan
Banks	$168,345		$160,731		$179,971
Other	50,068		70,759		55,744

	218,413	2.0%	231,490	2.0%	235,715	2.3%

Singapore	51,189	0.5%	113,097	1.0%	170,745	1.6%

Hong Kong	20,101	0.2%	135,895	1.2%	174,377	1.7%
Other	—	—	27,116	0.2%	25,872	0.2%

Total Asia	$289,703	2.7%	$507,598	4.5%	$606,709	5.8%

Other
Australia
Banks	$445,800		$483,008		$332,557
Other	3,282		5,587		6,401

	449,082	4.1%	488,595	4.3%	338,958	3.3%
Other	105,642	1.0%	208,141	1.8%	200,361	1.9%

Total Other	554,724	5.1%	696,736	6.1%	539,319	5.2%

Total Foreign Outstandings	$9,086,720	84.1%	$9,853,387	86.6%	$8,798,875	84.9%

Marketable Securities

The following table presents, by maturity distribution, the fair market value and weighted average yield of our marketable securities:

	As of December 31, 2001
	Marketable Securities
	Fair Market Value	Weighted Average Yield
	(BD$ in thousands)
U.S. Government and Agencies
Within 1 Year	$254,965	1.60%
Due After 1 Year But Within 5 Years	81,809	3.26%
Due After 5 Years But Within 10 Years	299,765	4.62%
Due After 10 Years	850,306	3.60%

Total U.S. Government and Agencies	$1,486,845	3.31%

Non U.S. Government, Provinces and Municipalities
Within 1 Year	$11,129	2.10%
Due After 1 Year But Within 5 Years	69,379	2.70%
Due After 5 Years But Within 10 Years	46,373	2.50%
Due After 10 Years	—	—

Total Non-U.S. Government	$126,881	2.57%

Corporate Debt—U.S.
Within 1 Year	$78,203	2.38%
Due After 1 Year But Within 5 Years	776,510	3.17%
Due After 5 Years But Within 10 Years	133,003	4.65%
Due After 10 Years	106,704	4.80%

Total U.S. Corporate Debt	$1,094,420	3.34%

Corporate Debt—Other OECD
Within 1 Year	$445,890	2.11%
Due After 1 Year But Within 5 Years	2,188,245	3.26%
Due After 5 Years But Within 10 Years	24,855	2.09%
Due After 10 Years	—	—

Total Non-U.S. Corporate Debt	$2,658,990	3.06%

Mutual Funds/Equity Investments	$100,739	—

Total	$5,467,875	3.18%

The following table presents the OECD financial institutions where we have marketable security investments that individually represented an investment of greater than 10% of our shareholders’ equity at December 31, 2001:
	Moody’s Senior Debt Rating	Fair Market Value
Bayerische Hypo-Vereins Bank	Aa3	$121,412
Banque Federative Du Credit Mutuel	A1	94,924
Commerzbank AG	A1	84,311
National Australia Bank Limited	Aa3	78,553
HBOS Plc	Aa2	76,200
NIB Capital Bank NV	Aa3	72,751
Westdeutsche Landesbank Girozentrale	Aa1	69,923

		$598,074

Liquidity and Capital Resources

Liquidity

Our ability to fund the repayment of liabilities as they occur is essential to our creditors, depositors and regulatory authorities. In our various banking subsidiaries around the world, as well as in Bermuda, we attract deposits from a large and diverse customer base. Our deposit base is our primary source of cash flows. As at December 31, 2001, customers had placed deposits with us totalling $9.9 billion with $5.2 billion placed in Bermuda and $4.7 billion placed in our international offices. These deposits are both demand and term liabilities and the majority is due within three months. We are able to satisfy our liquidity requirements by disposal of liquid assets which, in general, are short-term or are traded on highly liquid markets. As of December 31, 2001, liquid assets represented 83.6% of total assets compared with 83.9% at December 31, 2000, and averaged 82.9% in fiscal year ended December 31, 2001 compared with 80.9% during calendar year ended December 31, 2000.

Capital Management

One of our key objectives is to maintain a strong capital position in order to achieve healthy capital ratios and high credit ratings, and to provide the funding needed for corporate growth. Capital requirements are balanced against the need to provide enhanced shareholder returns and all uses of capital are carefully evaluated, considering expected levels of risk adjusted assets, future investment plans and the achievement of capital performance criteria.

We are regulated by the Bermuda Monetary Authority, which has established guidelines for minimum capital ratios. The policies of the BMA in this respect follow the Basel standard and Bank of England requirements. Our total capital ratio at December 31, 2001 of 15.8% is well above the ratios required by regulators for a well-capitalised institution.

In formulating our dividend policy, our board of directors considers historical financial results, future prospects and anticipated needs for capital. This policy is intended to provide shareholders with dividend income growth, while allowing us to maintain our desired internal capital generation rate. Future dividends are dependent upon our financial results, capital requirements and economic conditions in general.

Restrictions on the Ability of Subsidiaries to Transfer Funds to us.

The following subsidiaries must maintain the following liquidity ratios or minimum level of capital under the laws of the jurisdictions in which they operate. The necessity of maintaining these ratios or level of capital could restrict the ability of these subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. These restrictions have not in the past had any impact on our ability to meet our cash obligations and are not expected to have any such impact in the future:

Subsidiary	Required Limits
North America
The Cayman Islands	12% Capital Ratio Minimum
New York	8% Total Capital to Risk Weighted Assets 4% Tier 1 Capital to Risk Weighted Assets 4% Tier 1 Capital to Average Assets
Europe
Guernsey, Channel Islands	12% Capital Ratio Limit
Isle of Man	10% Risk Asset Ratio
Jersey, Channel Islands	Minimum of GBP 2.5 million
Luxembourg	8% capital ratio limit 30% liquidity ratio
Pacific
Cook Islands	Minimum of NZ$250,000
Hong Kong Bermuda Trust (Far East) Ltd.	Minimum of US$2 million
Hong Kong Bermuda Trust (Hong Kong) Ltd.	Minimum of US$385,000
Singapore	Minimum of US$3 million
Samoa	Minimum of ST$250,000

Item 6.    Directors, Senior Management and Employees

Directors

The following table presents pertinent information concerning our directors as of the date of this registration statement. Our board consists of 14 directors, 13 of whom are non-executive directors. Our directors are elected by holders of common shares for a three-year term, and are divided into three classes of approximately equal size, which class assignment was determined by lot. The business address of each of the persons in this table is as follows: c/o The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda.

Name	Current Position	Date Became Director	Term of Office Expires
Joseph C.H. Johnson, JP	Director	December 1985	2005
	Chairman	January 2001
Paul A. Leseur, MBE	Director	May 1976	2004
	Deputy Chairman	January 2001
E. Eugene Bean	Director	May 1995	2005
John D. Campbell, Q.C, JP	Director	July 1987	2004
Peter N. Cooper	Director	September 1987	2003
The Hon. Ann F. Cartwright DeCouto, JP	Director	July 1987	2005
Geoffrey K. Elliott	Director	August 1996	2003
William de V. Frith, JP	Director	September 1961	2005
David P. Gutteridge	Director	September 1987	2003
David W. Hamshere, JP	Director	August 1990	2005
R. Blake Marshall	Director	September 2001	2004
Richard S.L. Pearman	Director	September 1975	2003
Henry B. Smith	Director, Chief Executive Officer	March 1999	2004
Dennis G. Tucker, JP	Director	May 1995	2003

Joseph C. H. Johnson, JP has served as a member of our board since 1985 and as our Chairman since January 2001. Mr. Johnson is President & Chief Executive Officer of American International Company Ltd., a subsidiary of American International Group (AIG), a holding company that, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities and financial services. He is a past President of the Bermuda Chamber of Commerce and past Chairman of the International Companies Division of the Bermuda Chamber of Commerce. He is also Chairman of the board of directors of IPC Holdings, Ltd.

Paul A. Leseur, MBE has served as a member of our Board since 1976 and as our Deputy Chairman since 2001. Mr. Leseur has been involved in the tourism industry for the past 40 years and has served as President of The Bermuda Hotel Association, The Hotel Employers of Bermuda, The Lantana Hotel, and Bermuda Air Conditioning Ltd., Bermuda’s largest mechanical company. He is a Member of the Bermuda Monetary Authority and a founding Governor and Chairman of the Bermuda College. Currently, Mr. Leseur is Chairman of Oleander Cycles Ltd.

E. Eugene Bean has served as a member of our board since 1995. Mr. Bean is President & Chief Executive Officer of Bermuda Aviation Services and its wholly owned subsidiary, Aircraft Services Bermuda Ltd., and has extensive airline experience. Bermuda Aviation Services Ltd (BAS) is publicly traded on the Bermuda Stock Exchange. The company, along with its wholly owned subsidiary Aircraft Services Bermuda Ltd. (ASB), supplies aviation related service in Bermuda. BAS is also the majority shareholder in Crow Lane Bakery Ltd., which operates a wholesale bakery operation and several retail food outlets in Bermuda. BAS is also the majority shareholder in BAS-Serco, a joint-venture company which supplies outsourcing services to both the public and private sector in Bermuda, Weir Enterprises Ltd., an automotive part distributor and DE Mortimer Ltd., a wholesale distributor of industrial chemicals and supplies. In addition to sitting on the Executive Committee and Board of Directors of BAS and ASB, he is a Director of Stevedoring Services Ltd., the major supplier of container seaport services in Bermuda, and the Bermuda Stock Exchange Council.

John D. Campbell, Q.C., JP has served as a member of our board since 1987. Mr. Campbell is Senior Counsel at Appleby Spurling & Kempe, Barristers & Attorneys. He was appointed as Queen’s Counsel in 1992. He is also a Director of Sea Containers Limited and Orient-Express Hotels Limited, both New York Stock Exchange listed companies, Argus Insurance Company Limited and numerous companies for which Appleby Spurling & Kempe act as attorneys.

Peter N. Cooper has served as a member of our board since 1987. Mr. Cooper is Managing Director of A.S. Cooper & Sons Ltd., a leading Bermuda retail store. He is also a Director of A.S. Cooper & Sons, Alexander Samuel Cooper Ltd., a holding company for real estate and other investments, The Bermuda Press Ltd. which specialises in publishing and printing, and BF&M Ltd, a holding company for the BF&M Insurance Group.

The Hon. Ann F. Cartwright DeCouto, JP has served as a member of our board since 1987. Mrs. Cartwright DeCouto holds a Bachelor of Laws and is a member of the Bar of England and Wales and a Member of the Bermuda Bar. She established her own legal practice, Ann Frith Cartwright Barristers & Attorneys, in 1973 and conducts an extensive litigation practice in Bermuda.

Geoffrey K. Elliott has served as a member of our board since 1996. Mr. Elliott is Deputy Chairman of the Bermuda Land Development Company Ltd., which is owned by the Government of Bermuda and whose main object is re-integration and re-development of the former U.S. and Canadian military base lands of Bermuda. He has extensive international investment banking experience, first as a Vice-Chairman of SG Warburg & Co. Ltd. in London and later as a Managing Director of Morgan Stanley & Co. Inc. in New York. He is an Honorary Fellow of St. Antony’s College, Oxford and a Trustee of the Pierpont Morgan Library, New York.

Mr. William de V. Frith, JP has served as a member of our board since 1961. Mr. Frith is President of William Frith Ltd., a real estate investment company. He is also a Director and President of S.C.A.L.A., a mutual insurance company. Mr. Frith served as Bermuda’s French Consul for 36 years and has been honoured by France with the Legion of Honour, National Award of Merit and the National Award of Merit for Agriculture, all with the rank of Chevalier. Mr. Frith served the city of Hamilton as Mayor for three years and as a Councillor for 28 years.

David P. Gutteridge has served as a member of our board since 1987. In 1999, Mr. Gutteridge retired as Executive Vice President of Bermuda Home Ltd. He is a Director of Argus Insurance Company Ltd., Devonshire Industries Ltd., a paint manufacturer, Bermuda Bakery Ltd., a wholesale bakery operation and Engravers Ltd., specialised printers.

David W. Hamshere, JP has served as a member of our board since 1990. Mr. Hamshere is Managing Director, TESS LTD., with 19 retail shops in Bermuda. He is also a Director of Delverton International, a Hong Kong garment trading company. He is the former Chairman of the Bermuda Department of Tourism Board.

R. Blake Marshall has served as a member of our board since September 2001. Mr. Marshall is President of Par Management and Consulting Services Ltd., a provider of accounting and management services to local and international companies in Bermuda. He is also a Director of BF&M Ltd, a holding company for the BF&M Insurance Group, SDI Inc., a Bermuda based investment subsidiary of the Hyatt Corporation, Grotto Bay Beach Hotel and The Mid Ocean Club. He is a member of the Florida Institute of Certified Public Accountants and the Institute of Chartered Accountants of Bermuda.

Richard S.L. Pearman has served as a member of our board since 1975. Mr. Pearman is a Consultant with Conyers, Dill & Pearman, Barristers & Attorneys. He is Chairman of Engravers Ltd, specialised printers, and Deputy Chairman of Bermuda Aviation Services Ltd and Aircraft Services Ltd. Mr. Pearman is a Director of Masters Ltd, a department store, Bermuda Properties Ltd (Castle Harbour Hotel), a land development company, and Wilsons International Ltd, a Bermuda Company quoted on the London Stock Exchange. Mr. Pearman also represents a number of international companies registered in Bermuda through his association with Conyers, Dill & Pearman. He is a notary public and past Chairman of the Bermuda International Business Association.

Henry B. Smith has served as a member of our board since 1999 and our Chief Executive Officer since 1997. From 1973 to 1997, Mr. Smith held various other positions within the Bank, including Executive Vice President and Chief Operating Officer, Executive Vice President (Europe) and Senior Vice President and General Manager, Retail Banking. He is a Deputy Chairman of the Bermuda Stock Exchange Council and is a Director of W.P. Stewart & Co., Ltd.

Dennis G. Tucker, JP has served as a member of our board since 1995. Mr. Tucker is Vice President & Managing Director of Sonesta Beach Resort, Bermuda, and has extensive knowledge of the hotel industry. He is also a Director of Port Royal Ltd. and Hotel Corporation of America, Ltd, both Bermuda-based companies, as well as Island Press Holdings Ltd, involved in media publishing and printing. Mr. Tucker is a Trustee of the Hotel Pension Trust and is President of the Hotel Employers of Bermuda. He is past President of the Bermuda Hotel Association and the Bermuda Employers Council.

Committees of the Board of Directors

The Bank has four principal standing committees supporting the work of the board which is conducted in accordance with the board’s corporate governance principles. Each of these four committees has explicit written terms of reference approved by the board. The conduct of business at committee meetings conforms to the practices of the board.

Nominations and Governance Committee

The members of our nominations and governance committee are E. Eugene Bean, John D. Campbell, QC JP, The Hon. Ann F. Cartwright DeCouto, JP, Geoffrey K. Elliott, David P. Gutteridge and Dennis G. Tucker. Mr. Bean is the chairman of this committee. The membership of each committee is determined by the board based on the recommendations of the nominations and governance committee. The nominations and governance committee is also responsible for developing appropriate criteria for board membership and for making recommendations to the board for the selection of directors for subsequent approval by the shareholders. The Bank of Bermuda Act and our bye-laws provide for the shareholders to determine the number of directors, the minimum being nine and the maximum 30. The nominations and governance committee is responsible for periodically evaluating the performance of individual directors and the board as a whole and reporting its findings to the board.

Compensation Committee

The members of our compensation committee are Peter N. Cooper, David P. Gutteridge, David W. Hamshere, Joseph C.H. Johnson, JP, Richard S.L. Pearman and Dennis G. Tucker, JP. Mr. Hamshere is the chairman of this committee. The compensation of the directors is periodically reviewed by the compensation committee to ensure that directors are properly compensated for their contribution of time and effort. The compensation committee is also responsible for all aspects of the compensation of our senior executives and any of our share-related compensation plans. The committee is also required to make an annual evaluation of the chief executive officer based on objective performance criteria.

Audit Committee

The members of our audit committee are John D. Campbell, Q.C., JP, William de V. Frith, JP, David W. Hamshere, JP, Paul A. Leseur, MBE and R. Blake Marshall. Mr. Campbell is the chairman of this committee. The audit committee reviews the structure of our internal controls and monitors their effectiveness. The committee meets regularly with our chief internal auditor and reviews the internal audit plan and the results of internal audit examinations and reports arising therefrom. The committee meets regularly with our external auditors to discuss the scope of their work, their audit plan, results of their audit and their management letter. The committee reviews management’s recommendation in respect of the selection and remuneration of our external auditors. The committee also reviews our audited financial statements and monitors compliance with regulatory requirements.

Finance Committee

The members of our finance committee are E. Eugene Bean, Geoffrey K. Elliott, William de V. Frith, JP, David W. Hamshere, JP, CBE JP, Joseph C.H. Johnson, JP and Paul A. Leseur, MBE. Mr. Leseur is the chairman of this committee. The finance committee is responsible for the detailed and continuous review of our financial position and any and all matters affecting our finances, including profit forecasts and budgets, capital adequacy and proposals for raising capital, dividends, major capital expenditure and risk management.

Senior Management

The following table presents pertinent information concerning our executive officers as of the date of this registration statement. The business address of each of the persons in this table is as follows: c/o The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda.

Members of our Office of the Chief Executive

Name	Current Position	Executive Officer Since	Date Appointed To Current Position	Date Started at Bank
Henry B. Smith	Chief Executive Officer	October 1990	March 1997	September 1973
Philip M. Butterfield	Chief Operating Officer	June 2000	July 2001	June 2000
Edward H. Gomez	Chief Financial Officer	December 1995	December 1995	February 1988

Henry B. Smith has served as a member of our board since 1999 and our Chief Executive Officer since 1997. From 1973 to 1997, Mr. Smith held various other positions within the Bank, including Executive Vice President and Chief Operating Officer, Executive Vice President (Europe) and Senior Vice President and General Manager, Retail Banking. He is a Deputy Chairman of the Bermuda Stock Exchange Council and is a Director of W.P. Stewart & Co., Ltd.

Philip M. Butterfield has been our Chief Operating Officer since 2001. In 2000 he joined the Bank as our Chief Administration Officer. From 1972 to 2000, Mr. Butterfield held various positions with Citibank including U.S. Chief of Staff of Citibank Private Bank, Chief Administration Officer of Citigroup Industrial Credit and key roles in North American Global Finance/Corporate Staff, North American Banking, Financial Institutions Services and Corporate Banking.

Edward H. Gomez has been our Chief Financial Officer since 1995. From 1988 to 1995, Mr. Gomez served in various other positions within the Bank including Vice President, Finance and Planning and Senior Manager, Financial Control. From 1973 to 1988, he held various financial positions with The Ford Motor Company including Vice President – Treasurer of reinsurance and finance operations and President and Managing Director of Ford’s Bermuda subsidiaries.

Other Executive Officers

Name	Current Position	Name	Current Position
Jeanne Atherden	Head of Premises and Corporate Management	Patricia Bean	Head of Human Resources

Gerald J.P. Brady	Managing Director, Management International Dublin Limited	David G. Carrick	Head of Financial Reporting

Wayne P. Chapman	Head of Private Client Services	Michael W. Collins	Head of Corporate Cash Management

Richard Denton	Head of Private Client Services, Europe	Judith P. Doidge	Corporate Secretary

Michael P. Ebbs	Head of Information Systems	Danny A. Fox	Head of Retail Client Services

David N. Howard	Head of Private Client Services, Americas	R. Alan Kershaw	Head of Capital Markets

Martin Lancaster, F.C.A.	Head of Operations	Paul T. O’Neill, A.C.A.	Head of Private Client Services, Asia

Mark S.P. Perreault	Head of Personal Financial Services	Alan F. Richardson, C.A.J.P.	Head of Banking and Credit Products

Alison J. Satasi	Head of Investor Relations and MIS	David Scholfield	Managing Director, Bank of Bermuda Hong Kong Branch

William H. Scott	Head of Corporate Planning	Barry L. Shailer	Chief Compliance Officer

David T. Smith	Head of Sales and Client Relationships, Global Fund Services, Americas	Paul H. Smith	Head of Global Fund Services

Peter W. Smith	Head of Corporate Communications	Janice A. Taylor	Head of Risk Management

J. Christopher Wilcockson, A.C.M.A.	Head of Client Delivery Services, Global Fund Services	Bruce D. Wooley Q.C.	General Counsel

Jeanne Atherden is our Head of Premises and Corporate Management. Prior to her present position, Mrs. Atherden was Vice President and Director of Business Management in the Bank’s Investment division. Before joining the Bank in 1993, Mrs. Atherden was General Manager at Appleby Spurling & Kempe and, prior to that, she served as Director of Finance for the Bermuda Hospitals Board.

Patricia Bean has been our Head of Human Resources since 2001. From 1993 to 2001, Ms. Bean held various positions with the Bank of N.T. Butterfield and Son Limited, including Senior Vice President, Human Resources.

Gerald J.P. Brady has been our Managing Director of Irish Operations since 1995. In 1990, Mr. Brady moved to the Cayman Islands as Managing Director of Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited. From 1986 to 1990, Mr. Brady served as the Bank’s Head of Internal Audit. Prior to joining the Bank, Mr. Brady served in various capacities at KPMG in Dublin.

David G. Carrick is our Head of Financial Reporting. Mr. Carrick joined the Bank in 1999 as Financial Controller and is a member of the Bank’s Risk Management Committee and Strategic Planning Committee. Prior to joining the Bank, Mr. Carrick served as Controller with Bacardi Capital Ltd. for two years and as Audit Manager with KPMG, Bermuda.

Wayne P. Chapman has been our Head of Private Client Services since 2001. From 1997 to 2001, Mr. Chapman served as our Senior Vice President, Investment Services. From 1980 to 1997, Mr. Chapman served in various other positions within the Bank including Managing Director of our Luxembourg Office, Manager, GFS, Bermuda and Deputy Manager, Global Custody.

Michael W. Collins has been our Head of Corporate Cash Management since 1999. From 1992 to 1999, Mr. Collins served in various other positions within the Bank, including Vice President and Head of Corporate Banking. From 1990 to 1992, he was International Corporate Manager for Bermuda Commercial Bank Ltd. From 1985 to 1990, he held various positions with J.P. Morgan & Co. Incorporated including Vice President, Loan Syndications Group and Assistant Vice President, European Corporate Finance.

Richard Denton has been our Head of Private Client Services, Europe since 2000. From 1994 to 2000, Mr. Denton held various positions with the Coutts Group including Director, Coutts Offshore Europe, International Private Banking.

Judith P. Doidge has been our Corporate Secretary since 1990. From 1971 to 1990, Mrs. Doidge served at the Bank in numerous capacities in the Investments and Corporate Administration areas.

Michael P. Ebbs has been our Head of Information Systems since 1999. From 1991 to 1999, Mr. Ebbs served in various other positions within the Bank including Vice President, Director of Information Systems and Manager and Director in ISD. Prior to that, he held various positions at the Bank of New England, including Senior Systems Consultant/Vice President.

Danny A. Fox has been our Head of Retail Client Services since 2001. From 1972 to 2001, Mr. Fox served in various other positions within the Bank including General Manager, Retail Client Services and Vice President, General Manager, Banking (Bermuda).

David N. Howard has been our Head of Private Client Services, Americas since 2000. Prior to that, Mr. Howard served in various positions with Barclays Private Bank in London including Regional Director for Europe and the Americas.

R. Alan Kershaw has been our Head of Capital Markets since 2001. From 1997 to 2001, Mr. Kershaw served as our Head of Treasury. From 1986 to 1997, he held various positions at Alexander & Alexander Services including Chairman of the U.S. Benefits Funding Committee, Vice President and Treasurer and Investor Relations Officer. From 1976 to 1986, he worked in the oil industry, holding various positions with Kuwait Petroleum International and Gulf Oil.

Martin Lancaster has been our Head of Operations since 1998. From 1984 to 1998, Mr. Lancaster served in various other positions within the Bank including Managing Director, Banking, Finance and Operations and General Manager, Treasury Operations. From 1981 to 1984, he held several positions at Peat Marwick, Mitchell & Co. including Assistant Manager.

Paul T. O’Neill has been our Head of Private Client Services, Asia since 1998. From 1985 to 1998, Mr. O’Neill served in various other positions within the Bank including General Counsel, Asia Pacific and Managing Director, Hong Kong. Prior to that, he was a Manager in the tax division of Arthur Andersen in Australia.

Mark S. P. Perreault has been our Head of Personal Financial Services since 2001. From 1984 to 2001, Mr. Perreault served in various other positions within the Bank including Deputy Manager, Investments and Head of Human Resources. He is a member of the Executive Board of Governors of the Bermuda Employers Council.

Alan F. Richardson has been our Head of Banking and Credit Products since 2001. From 1988 to 2001, Mr. Richardson served in various other positions within the Bank including Head of Retail Client Services, Senior Vice President, Retail Clients and Senior Vice President, Banking (Bermuda). He is a member of the Canadian Institute of Chartered Accountants.

Alison J. Satasi is our Head of Investor Relations and Management Information Systems. Ms. Satasi was appointed Head of Investor Relations in 1998, assumed responsibility for Management Information Systems in 2000 and is a member of the Bank’s Strategic Planning Committee. Ms. Satasi joined the Bank in July 1996 as Corporate Accounting Manager. Before joining the Bank, Ms. Satasi was an Audit Manager with KPMG, Bermuda.

David Scholfield has been our Managing Director, Hong Kong since 1998. Prior to joining the Bank, Mr. Scholfield was with Barings for 16 years, serving in both Hong Kong and London. He was appointed Managing Director of Baring Asset Management Hong Kong in 1985. Mr. Scholfield served for 18 years in Royal Scots Dragoon Guards.

William H. Scott has been our Head of Corporate Planning since 2000. From 1991 to 2000, Mr. Scott served in various other positions within the Bank including Assistant Manager, Finance & Planning and Corporate Controller. Prior to that, Mr. Scott worked in the insurance industry for twenty years, including twelve years in various positions with Ford Motor Company’s insurance affiliate in Bermuda, including as Vice President, Director and Treasurer.

Barry L. Shailer has been our Chief Compliance Officer since 2000. From 1969 to 2000, Mr. Shailer served in various other positions within the Bank including Managing Director of Bank of Bermuda (Luxembourg) S.A, Senior Vice President, Corporate Administration and Senior Vice President, Corporate Banking. Mr. Shailer serves on the Executive Committees of the Bermuda Chamber of Commerce and the Bermuda International Business Association and is a Director of a number of our subsidiaries.

David T. Smith has been our Head of Sales and Client Relationships, Global Fund Services since 2001. From 1997 to 2001, Mr. Smith served as our Senior Vice President, Global Fund Services. From 1982 to 1997, Mr. Smith served in various other positions within the Bank including Senior Manager, GFS. He is a member of the Chartered Institute of Secretaries and Administrators in England, a member of the Institute of Directors, and a member of the Institute of Bankers of Bermuda.

Paul H. Smith has been our Head of Global Fund Services since 2001. From 1998 to 2001, Mr. Smith was our Senior Vice President, Global Fund Services, Asia. From 1996 to 1998, he served as our Managing Director of Financial Institutions. From 1995 to 1996, he worked for Tiedemann International Group, a fund management company. From 1984 to 1995, he held various positions with Ermitage SA, a privately owned fund management company. He is also a Director of a number of our subsidiary companies in Asia-Pacific as well as a number of other companies associated with our clients.

Peter W. Smith has been our Head of Corporate Communications since joining the Bank in l996. Mr. Smith is a member of the Bank’s Strategic Planning Committee. Prior to 1996, Mr. Smith served in various positions with the Bermuda Department of Tourism for 20 years including as Assistant Director with responsibility for Marketing.

Janice A. Taylor has been our Head of Risk Management since 2000. Since 1996, Ms. Taylor has served in our finance division with responsibility for our asset/liability management globally. Prior to that, she worked for 18 years in finance and asset/liability management, holding various positions with Wells Fargo & Company, Security Pacific Corporation and First City Bancorporation of Texas.

J. Christopher Wilcockson has been the Head of Client Delivery Services, Global Fund Services since 2001. From 1997 to 2001, Mr. Wilcockson served as Managing Director of Bank of Bermuda, Luxembourg S.A. and from 1998 to August 2001 as Senior Vice President, Global Fund Services, Europe. From 1984 to 1997, Mr. Wilcockson served in various other positions within the Bank including Managing Director of Bank of Bermuda (Guernsey) Limited and Managing Director of Management International (Guernsey) Limited. From 1980 to 1984, he worked in the insurance industry at Johnson & Higgins (Bermuda) Limited. He is a Director of numerous companies, including Baring Mutual Fund Management S.A., SR Global Fund and Societe Generale’s Eastern Europe Opportunities Fund and Baltic Republics Fund.

Bruce D. Woolley Q.C. has been our General Counsel since 2000. Prior to joining the Bank, Mr. Woolley practised law for 23 years in Canada. Most recently, he was in private practice as an associate with the international law firm Stikeman Elliott from 1990 to 2000. Prior to that he held in-house counsel positions at Expo 86 and Cominco Ltd. He was also General Counsel for British Columbia Enterprise Corporation.

There are no family relationships among any of our directors or executive officers, except that E. Eugene Bean, director, and Patricia Bean, Head of Human Resources, are husband and wife.

Office of the Chief Executive and Senior Management Committees

Office of the Chief Executive

The office of the chief executive is responsible for the day to day management of the Bank. The primary responsibility of the office of the chief executive is the approval and implementation of the operating and strategic plans. This office is comprised of the chief executive officer, the chief operating officer and the chief financial officer.

Strategic Planning Committee

This committee is responsible for developing and monitoring our strategic plans, subject to oversight by the office of the chief executive. The duties of this committee include the development of strategic and long-term planning proposals, new product and business line proposals, and business development and cross-selling proposals. It includes the heads of private client services, corporate cash management, retail client services, global fund services, financial reporting, information systems, operations, human resources, investor relations and MIS, corporate planning, corporate communications, and risk management.

Risk Management Committee

The risk management committee provides high-level oversight on exposure and control mechanisms. This responsibility includes evaluating the adequacy of steps taken by the Bank’s management, business groups and support functions to identify, monitor, measure and control risk. The committee recommends risk-related policies to the office of the chief executive for approval. This committee is comprised of the chief operating officer and the heads of various departments of the Bank including financial reporting, information systems, operations, audit, and risk management along with the chief compliance officer and general counsel.

Operating Committee

The purpose of this committee is to receive and disseminate information from each of the above committees and our board of directors to our senior management. It is comprised of the office of the chief executive, members of the strategic planning committee, the global functional heads and the Managing Directors of Dublin and Hong Kong.

Share Ownership of Directors and Executive Officers

As of December 31, 2001, the members of the Bank’s board of directors and its executive officers, as a group, were record owners of a total of 1,575,991 common shares, which represents 5.3% of the Bank’s outstanding common shares. David P. Gutteridge, one of our directors, beneficially owned a total of 719,819 common shares. 653,546 of these shares were held in a family trust. In addition, Richard S.L. Pearman, one of our directors, beneficially owned a total of 337,027 common shares. All other directors and executive officers of the Bank each held less than one percent of our shares at December 31, 2001. See Item 7, “Major Shareholders and Related Party Transactions” for a description of the major shareholders of the Bank.

Director Compensation

Directors who are not also employees of the Bank, other than the chairman and deputy chairman of the board, receive compensation at the rate of $5,000 per annum for their service as board members and $500 for each board and board committee meeting attended. Committee chairmen receive an additional $15,000 per annum. The chairman and deputy chairman of the board receive an all-inclusive fee of $65,000 and $45,000 per annum, respectively. In addition, 2,000 options to purchase common shares of the Bank are issued to eligible directors each year.

We accrued $420,500 in compensation to our directors during the fiscal year ended December 31, 2001, $210,000 during the six months ended December 31, 2000 and $433,250 during fiscal year ended June 30, 2000.

Henry B. Smith, who is our Chief Executive Officer, does not receive additional compensation for his service as a director.

All directors also receive reimbursement of reasonable expenses incurred in attending board and committee meetings and otherwise carrying out their duties.

The compensation of the directors is from time to time determined by the board. Any directors who perform services which in the opinion of the board or any authorised committee of the board go beyond the ordinary duties of any director may be paid extra remuneration as the board or any authorised committee may determine.

Director Share Option Plan

On September 22, 1999, our shareholders approved the 1999 director share option plan. The goal of the director share option plan is to attract, motivate and retain directors who will make significant contributions to our long term prosperity. The plan is designed to achieve this purpose by providing equity incentives that are competitive and align the interests of our directors with those of our shareholders. The 1999 director share option plan is administered by our compensation committee.

All directors who are not also employees of the Bank are eligible to receive share options under this plan. The compensation committee has the authority to grant share options. Options for up to 251,428 common shares at fair market value may be granted under this plan. The compensation committee has the authority, at its discretion, to grant each director 2,000 share options during any fiscal year. All options have a term of ten years from the date of grant and 25% of the total number of options granted become exercisable on each of the first four anniversaries of the grant date. However, the options may vest earlier under circumstances specified in the plan, including a “change of control” and mandatory retirement event.

The following table contains a summary of the outstanding option grants to all directors as a group under the Director Share Option Plan as of December 31, 2001 adjusted for the September 1999, August 2000 and January 2002 stock dividends:

Option Grants
Number of Securities Underlying Options Granted	Exercise Price (BD$/Sh)	Expiration Date
32,688	$24.66	September 2009
33,000	$32.73	September 2010
13,200	$43.64	March 2011

Executive Compensation

We accrued $8.8 million in compensation to our executive officers for fiscal year ended December 31, 2001, $4.9 million during the six months ended December 31, 2000 and $9.0 million during fiscal year ended June 30, 2000. We also accrued $0.6 million during fiscal year ended December 31, 2001, $0.3 million during the six months ended December 31, 2000 and $0.5 million during fiscal year ended June 30, 2000 for pension, retirement or similar plans for our executive officers.

Profit Share

Beginning July 1, 1997, all of our personnel, excluding executive officers, have been eligible to participate in our global profit share plan. The designation of profit share funds is determined by our office of chief executive, and approved by the board, on the basis of our net profits, after considering an appropriate return on capital to our shareholders.

The distribution of the profit share funds is determined by our office of the chief executive and, as a general rule, is based on an allocation of:

•	a percentage of salary (25%), which is non-discretionary;

•	a percentage of salary based on performance (25%), also non-discretionary; and

•	a discretionary amount based on performance and level of responsibility (50%).

Executive Incentive Plan

Each executive officer is eligible to receive an incentive bonus, which is expressed as a percentage of salary. Our compensation committee establishes the performance criteria for awarding the bonus based on individual and corporate targets. Depending on the results of the various performance criteria, the actual amount of bonus to be paid can vary from 0% to up to 100% of the target. Our executive incentive plan requires that 20% of every cash bonus must be invested in our common shares by the executive officer. The executive incentive plan is administered by our compensation committee.

Executive Share Plan

Our executive share plan, approved by our shareholders in July 1998, is intended to encourage share ownership among executive officers and provide long-term equity incentives for these senior employees. Up to 691,428 common shares can be issued under the plan from our authorised but unissued share capital and an unlimited number of common shares can be granted from shares we purchase in the open market. The plan has two main components:

•	mandatory share purchases by executives; and

•	performance related awards of restricted shares.

Under the first component, 20% of each executive’s annual cash bonus must be used to subscribe for our common shares at a discount of 25% of their market price on the date of subscription. These shares will be held by trustees and restricted from sale or use by the executive officer for three years, which period will be reduced upon a “change of control,” as defined below, of the Bank. However, the compensation committee may, in its discretion, require executives to use more than 20% of their cash bonus to subscribe for our common shares. Furthermore, executives are permitted to contribute up to 50% of their annual cash bonus.

An executive who voluntarily leaves the employ of the Bank may receive a reduced allocation of common shares. Early termination of employment will result in various penalties to the executive officer. The objectives of this mandatory share purchase component are:

•	to increase executive officer share ownership in our common shares;

•	to retain qualified, effective executives; and

•	to align executive officers’ economic interests with those of our shareholders.

The compensation committee will determine which of our executive officers and key employees will participate in the performance-related awards of restricted shares. These participants will be entitled to receive common shares of the Bank that will be held by trustees and restricted from sale or use by the chosen executive officers and key employees for up to seven years of continuous employment. These shares can vest as early as three years, or earlier upon a “change of control” of the Bank, based on our achievement of performance criteria as established by the compensation committee of the board. Under the performance accelerated restricted share element, an executive who leaves the employ of the Bank may receive a reduced allocation of common shares. The objective of the performance accelerated restricted share element is to:

•	motivate the performance of the participating executive officers and employees;

•	promote faster share price appreciation;

•	attract and retain qualified, effective executive officers and key employees; and

•	increase share ownership of our common shares by the participating executive officers and employees.

For purposes of the executive share plan and all of our employee benefit plans described in this registration statement, a “change of control” generally means the occurrence of any of the following:

(1)  any person is or becomes the beneficial owner of securities of the Bank representing 20% or more of the combined voting power of the Bank’s then outstanding securities, excluding any person who becomes a beneficial owner in connection with a transaction described in clause (A) of subparagraph (3) below, and not including in the securities beneficially owned by this person any securities acquired directly from the Bank or any parent or subsidiary of the Bank, unless this person acquires by these means 50% or more of the combined voting power of the Bank’s then outstanding securities;

(2)  individuals who, on the date hereof, constitute the board and any new directors whose appointment, nomination or election to the board was approved by a vote of at least two-thirds of the directors then still in office who either were directors on the date hereof or whose appointment or election, or nomination for election was previously so approved, cease to constitute a majority of the directors then serving;

(3)  the consummation of a merger or consolidation of the Bank or any direct or indirect subsidiary of the Bank with any other corporation, other than (A) a merger or consolidation in which the voting securities of the Bank outstanding immediately prior to the merger or consolidation represent at least 60% of the combined voting power of the Bank or the surviving entity or any parent thereof immediately after the merger or consolidation, or (B) certain mergers or consolidations effected to implement a recapitalisation of the Bank, or similar transaction; or

(4)  the shareholders of the Bank approve a plan of complete liquidation or dissolution of the Bank or there is consummated an agreement for the sale or disposition by the Bank of all or substantially all of the Bank’s assets, other than a sale or disposition of all or substantially all of the Bank’s assets to an entity, at least 60% of the combined voting power of which are owned by shareholders of the Bank in substantially the same proportions as their ownership of the Bank immediately prior to the sale.

For purposes of this definition of “change of control,” “beneficial owner” of a common share means any person who, directly or indirectly, has voting power or investment power with respect to the common share. “Person” means a natural person, company or governmental body, except that this term does not include the Bank, certain entities affiliated with the Bank, and underwriters temporarily holding shares as a result of an offering of those shares.

Executive Share Option Plan

On June 30, 1997, we adopted our share option plan for executive officers and key employees. Share options are exercisable at prices not less than the fair market value of the common shares on the date of the grant. The compensation committee has the authority to grant share options. Options to grant up to 2,750,000 common shares, subject to adjustment under specific circumstances, may be granted under the share option plan. All options have a term of ten years from the date of the grant and 25% of the total number of options granted become exercisable on each of the first four anniversaries of the grant date. However, the options may vest earlier under some circumstances, including if a “change of control” occurs.

The following table contains a summary of the outstanding option grants held by all executive officers as a group as of December 31, 2001 adjusted for the September 1999, August 2000 and January 2002 stock dividends. The only directors who have been granted any options to purchase common shares under the executive share option plan are directors who are also executive officers:

Option Grants
Number of Securities Underlying Options Granted	Exercise Price (BD$/Sh)	Expiration Date
638,944	$14.463	June 2007
96,799	$20.519	December 2007
27,657	$20.519	January 2008
138,286	$28.564	July 2008
179,426	$26.033	July 2008
13,828	$25.310	January 2009
11,062	$23.141	February 2009
242,002	$21.333	July 2009
692	$22.418	August 2009
42,115	$22.670	February 2010
6,285	$22.670	April 2010
6,285	$22.670	May 2010
25,143	$22.273	June 2010
211,200	$29.790	July 2010
77,000	$32.727	September 2010
11,000	$35.909	October 2010
6,600	$36.364	December 2010
104,500	$40.000	January 2011

Share Option Plan 2000

At the annual general meeting of shareholders of the Bank on September 20, 2000, shareholders approved our “Share Option Plan 2000.” The key provisions of the plan include:

•	issuance of share options until the fifth anniversary of the plan, with shares allocated from authorised but unissued share capital or shares purchased on the open market;

•	the exercise price will not be less than fair market value as at the date of grant and options will vest over four years at 25% per year, with a ten-year exercise period;

•	early termination conditions and change of control provisions; and

•	maximum share authorisation of 3,300,000 shares to be issued under the plan.

The 2000 plan expands the eligibility to include all Bank employees. The Bank plans to use option grants to retain executive management and key employees in addition to supporting the Bank’s current executive compensation structure and to support a performance based compensation by providing options for outstanding performance.

The following table contains a summary of the outstanding option grants held by our employees as a group under the Share Option Plan 2000 as of December 31, 2001 adjusted for the January 2002 stock dividends. The only directors who have been granted any options under the Share Option Plan 2000 are directors who are also executive officers:

Option Grants
Number of Securities Underlying Options Granted	Exercise Price (BD$/Sh)	Expiration Date
66,000	$40.000	January 2011
129,778	$45.227	February 2011
99,771	$46.364	July 2011
242,000	$36.364	September 2011
27,500	$40.000	November 2011

Employee Share Purchase Plans

On August 15, 1998, our shareholders approved a “third” employee share purchase plan. Under this plan, employees may subscribe to purchase our common shares at a discounted value not exceeding 10% of the employee’s annual gross salary or $25,000, whichever is less. The purchase price for the shares is 75% of the market price on the date of subscription, which is August 15 of each year or the next business day if applicable. Employees pay the cost of the shares in equal instalments over a one year period. Interest on funds invested is earned at a rate equal to a Bermuda dollar statement savings account. At the conclusion of the plan year, shares are distributed from authorised, unissued capital and/or purchased from the open market and the interest earned on funds invested is paid in cash. Up to 4,840,000 common shares can be granted under the plan from our authorised but unissued share capital and an unlimited number of shares can be granted under the plan from shares purchased by us in the open market. Employees who leave our employment or withdraw their subscription before the end of the plan year will receive a cash refund equal to the instalments paid together with the accumulated interest. Upon a “change of control,” employees may choose either to receive a cash refund plus accumulated interest, or to pay their balance and receive their shares.

Until May 1998, all of our employees, but not directors, were eligible to join our “second” employee share purchase plan. Under this plan, our common shares, up to a value of 20% of an employee’s salary, could be purchased at a 25% discount of the market price. The cost of these shares would be paid for by the employee over a four year period. On each anniversary of a subscription, employees receive one quarter of the shares and the dividends paid during the year on the shares held for them by the plan. The shares were purchased by the Bank in the open market and held in trust until vested. We discontinued the second plan in August 1998. All the shares held in trust under the plan will be distributed by June 30, 2002.

Retirement Plan

We provide non-contributory defined contribution pension plans to our employees in the majority of our locations. Employees are able to make voluntary payments to the defined contribution plans. We have a defined benefit plan for most of our employees in the United Kingdom. Defined benefits are based upon length of service and an employee’s level of compensation. Certain group companies also participate in an unfunded post retirement benefit plan that provides health care for retired employees. As of December 31, 2001, our defined benefit pension plans had assets and benefit obligations of approximately $30.8 million.

Effective January 1, 2000, we decided to establish a defined contribution plan to replace the existing defined benefit plan for Bermuda based employees. Employees were offered the choice of remaining in the defined benefit plan, or joining the defined contribution plan. Those joining the defined contribution plan received into their contribution plan account a fund transfer equal to the value of their accrued benefits from the defined benefit plan in settlement of any liability of the defined contribution plan. Almost all of the employees decided to join the defined contribution plan. Acceptance of this change by the employees was finalised during fiscal year ended December 31, 2001. During fiscal year ended June 30, 2000, there were transfers totalling $66.5 million. During fiscal year ended December 31, 2001, the final transfer of assets took place with a total payment of $59.3 million. During 2001, we also decided to purchase annuities for former employees receiving a pension under the defined benefit plan and those electing not to transfer to the defined contribution plan. The defined benefit plan purchased annuities at a cost of $34.0 million from an insurance company for the benefit of these individuals. As a result of the final settlement of the defined benefit plan, we recorded a gain of $5.6 million representing the excess assets in the plan at the completion of the settlement.

Severance Plan

Our 1999 severance benefits plan provides specified payments of severance benefits to key employees, in consideration for their service to us, following certain voluntary or involuntary terminations of employment following a “change of control.” These key employees will be designated by the compensation committee and will be limited to a total of 20 individuals.

Eligible employees will receive severance benefits if the employee’s employment with us is terminated, other than due to death or disability, upon a change in job status, forced relocation or our successor’s refusal to honour, or breach of, this plan, provided that there is no misconduct or misrepresentations on the part of the employee. Employees entitled to receive benefits will receive an amount equal to a number between one and three and one half, which number will be determined by the compensation committee, multiplied by the sum of:

•	the employee’s annual base salary immediately prior to the change of control; and

•
the greater of (1) the amount of the last annual bonus payment paid or payable, with respect to our fiscal year ending immediately prior to the “change of control,” to the employee and (2) the amount of the target bonus payment to which the employee would be entitled for the fiscal year in which the “change of control” occurs, each determined in accordance with the guidelines for the bonus payments set by the compensation committee.

In addition, an eligible employee will be entitled to receive benefits under the employee retirement plan and will continue to receive his or her then existing health and insurance benefits, each for a period of between one and three years, as determined by the compensation committee. We do not set aside any amounts to fund the plan.

Capital Markets Products Division Bonus

Certain employees of our world-wide capital markets products division, excluding executive officers, are eligible for bonus payments based on the annual net income of our capital markets products division. The bonus pool increases as capital markets products’ earnings exceed budgeted amounts.

Employees

At December 31, 2001, we had 2,926 full-time employees world-wide, 1,693 of whom were located outside of Bermuda. At December 31, 2000, we had 2,830 and at June 30, 2000, 1999 and 1998, we had 2,739, 2,623, and 2,427 full-time employees, respectively. Our employees are not covered by a collective bargaining agreement and we consider our relationships with our employees to be good. We have made a commitment to developing and maintaining high quality human resources. To help us to fulfil this commitment, we have established our own international banking school, which is located on our property in Bermuda.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information as of December 31, 2001, regarding:

•	each person who is known by us to own 5% or more of our common shares;

•	each of our directors and executive officers who is known by us to own 1% or more of our common shares; and

•	our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda:

Name	Number of Shares Held of Record	Percentage of Shares Held of Record
Bank of Bermuda Foundation(1)	3,164,637	10.6%
Bermuda Trust Company Limited(2)	1,843,337	6.2%
David P. Gutteridge(3)	719,819	2.4%
Richard S.L. Pearman	337,027	1.1%
All directors and Executive Officers as a Group	1,575,991	5.3%

(1)	Some directors of the Bank are also directors of Bank of Bermuda Foundation.
(2)
Consists of common shares held by Bermuda Trust Company Limited as trustee for various private trusts. Does not include common shares held by the Bank of Bermuda Foundation with respect to which Bermuda Trust Company Limited exercises voting and dispositive power.

(3)	653,546 of these shares are held of record by a family trust.

On December 28, 2000, Bank of Bermuda Centennial Trust, Bank of Bermuda Charitable Trust and Bank of Bermuda Educational Trust transferred all of the common shares held by them, an aggregate of 3,164,656 common shares, to Bank of Bermuda Foundation for no consideration. Bank of Bermuda Centennial Trust, Bank of Bermuda Charitable Trust and Bank of Bermuda Educational Trust were trusts formed by us for philanthropic purposes. In connection with the transfer, the three trusts were dissolved and their philanthropic purposes were assumed by Bank of Bermuda Foundation.

Bank of Bermuda Foundation is a “local company” formed under the laws of Bermuda without any share capital. Bank of Bermuda Foundation helps charities and causes in both Bermuda and elsewhere that support communities and people in need, promote public health and welfare, medical research, education, religion and other charitable purposes. There are currently nine directors and three officers of Bank of Bermuda Foundation, each of whom is either a director or an officer of the Bank. Bank of Bermuda Foundation will enter into an administration agreement with Bermuda Trust Company Limited pursuant to which Bermuda Trust Company Limited will manage the day to day operations of Bank of Bermuda Foundation. Pursuant to this administrative agreement, Bermuda Trust Company Limited will exercise voting and dispositive power over the common shares held by Bank of Bermuda Foundation, although this power may in the future be delegated to one or more investment managers, whom may or may not be not affiliated with the Bank. In the past, the Bermuda Monetary Authority has indicated to us the BMA’s desire that the predecessor trusts whose assets were transferred to Bank of Bermuda Foundation reduce substantially their ownership of our common shares. It is likely that Bank of Bermuda Foundation will reduce its ownership of our common shares in the future, in transactions registered under the Securities Act of 1933 or exempt from registration under the Securities Act of 1933.

Neither Bank of Bermuda Foundation nor any of our officers or directors have voting rights which differ from any of our other shareholders.

As of December 31, 2001, holders in Bermuda held of record 71.0% of our common shares and holders in the United States held of record 9.4% of our common shares.

Related Party Transactions

We do not have any service contracts with any of our directors. Lending to our directors and executive officers and their associates is not material to our balance sheet. Because Bermuda is a small community and there are only three other banks providing domestic services, it is common for us to provide services to our directors and companies with which they are associated. We provide banking services to our management in the ordinary course of business on terms which we believe are no less favourable to us than those reached with unaffiliated parties of comparable creditworthiness. However, we do provide, as a benefit to all employees, loan facilities, particularly for home loans under The Bank Staff Housing Policy, at preferred lending rates. The Bank Staff Housing Policy provides employees with an interest rate subsidy on loans to purchase or construct a family home. Employees must qualify for the loans based on typical customer requirements and meet customer standards for both credit worthiness and debt to income ratios. The interest rates are calculated on a tiered basis: the first $150,000 is at our base rate minus 1%; from $150,000 up to $300,000 is at our base rate; from $300,000 up to $500,000 is at our base rate plus 2%. Preferred rates are not extended over $500,000. As of December 31, 2001, $7.2 million was outstanding on loans made to executive officers under these facilities and as of December 31, 2000 and June 30, 2000, $6.1 million was outstanding. On June 30, 1999 and June 30, 1998, $5.3 million and $3.4 million, respectively, was outstanding. Our base rate is generally equal to the one month LIBOR rate plus 0.5% rounded up to the nearest 0.25%. However, it is not uncommon for our base rate to be slightly above or below this sum for short periods of time.

Item 8.    Financial Information

Consolidated Financial Statements

See Item 18, “Financial Statements” on pages F-1 through F-35.

Legal Proceedings

We and two of our subsidiaries, Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Ltd., have settled three civil actions brought against us and those subsidiaries in U.S. federal district courts in Florida and Illinois and in the Grand Court of the Cayman Islands relating to the alleged involvement by us and those subsidiaries in a scheme to defraud investors in a business known as Cash 4 Titles. We settled the actions due to the involvement of certain officers of Bank of Bermuda (Cayman) in the Cash 4 Titles matter, as described below, as well as to limit the disruption, expense and uncertainty involved in major litigation. A fourth action filed in Alabama against one of our subsidiaries was dismissed as part of the settlement of the U.S. litigations. We recently became aware of a fifth civil action brought against Bank of Bermuda (Cayman) in U.S. federal district court in Florida, discussed below. Bank of Bermuda (Cayman) has not yet been served with the complaint in this action.

The actions allege that two individuals not employed by us or our subsidiaries, Michael Gause and Charles Richard Homa, and several corporations owned by them, raised substantial amounts of money from investors in the United States and abroad purportedly for use in connection with the Cash 4 Titles businesses, but fraudulently diverted those funds for their own use and for payments to other investors. Some of the funds raised from investors were allegedly deposited in accounts established at Bank of Bermuda (Cayman) by investors in Cash 4 Titles and by Cash 4 Titles-related entities controlled by Gause and Homa. Funds raised from investors were allegedly fraudulently transferred to accounts at Bank of Bermuda (Cayman), and at other financial institutions in the Cayman Islands, the United States and other countries owned or controlled by Cash 4 Titles defendants. It was alleged that three officers of the Bank’s subsidiaries had personal financial involvement in Cash 4 Titles or related individuals and were active participants in the scheme.

Gause and Homa were charged with criminal conduct by the U.S. Attorney’s Office for the Southern District of New York and entered guilty pleas to securities fraud, wire fraud and money laundering. The Securities and Exchange Commission has also charged Gause and Homa and several other individuals and Cash

4 Titles-related entities with civil violations, including securities fraud. There are also separate criminal proceedings pending in the Cayman Islands against a number of individuals involved with Cash 4 Titles, none of whom were employed by us or our subsidiaries. Filings in connection with the U.S. criminal and civil enforcement proceedings indicate that in excess of $300 million may have been invested in Cash 4 Titles by more than 2,000 individuals and entities from the United States and several foreign countries.

As soon as we became aware of the complaints involving Cash 4 Titles in the fall of 1999, we conducted an internal investigation. Three officers of Bank of Bermuda (Cayman) were primarily responsible for Bank of Bermuda (Cayman)’s Cash 4 Titles-related accounts. Each denied knowledge of any alleged fraud or any other wrongdoing on the part of the Cash 4 Titles principals or entities. Bank of Bermuda (Cayman) did, however, determine that these officers had personal financial involvement with Cash 4 Titles or related individuals. In particular, two officers of Bank of Bermuda (Cayman), the Manager of Investment Services and Manager of Private and Corporate Banking, acknowledged that they received commissions in connection with certain investments by others in Cash 4 Titles. A third officer of the subsidiary, the General Manager of Banking, acknowledged that he had financial ties to individuals involved in Cash 4 Titles. These officers were discharged for violating Bank of Bermuda (Cayman)’s policies and procedures, including the policy of avoiding actual or potential conflicts of interest.

The first U.S. action, Wolff et. al. v. Cash 4 Titles, et. al., was filed in the U.S. District Court for the Southern District of Florida against various Cash 4 Titles-related persons and entities on February 8, 2000, and the complaint was amended in August 2000 to add Bank of Bermuda (Cayman) as a defendant. The complaint asserted claims under the Racketeer Influenced Corrupt Organizations Act, or RICO, on behalf of a putative class of investors in Cash 4 Titles. The complaint sought compensatory damages (subject to trebling under RICO) and punitive damages in an unstated amount. As a result of a court order, the action as against the Cash 4 Titles-related entities, which are in receivership, was stayed.

The Wolff complaint alleged that Bank of Bermuda (Cayman) officers became aware of the illegitimate objectives of the Cash 4 Titles principals, and nevertheless assisted them in attracting investors by vouching for Cash 4 Titles and its principals, and in concealing the alleged improprieties. The complaint further alleged that officers of Bank of Bermuda (Cayman) profited personally by their involvement in Cash 4 Titles. The Bank of Bermuda (Cayman) did not answer the Wolff complaint or move to dismiss this action on the merits prior to the settlement of the action, discussed below. No discovery on the merits took place in the Wolff action prior to the settlement.

The second U.S. action, Stenger v. Bank of Bermuda, Ltd., et al., was filed in the U.S. District Court for the Northern District of Illinois on September 17, 2000 by a receiver for Cash 4 Titles appointed by the court at the request of the Securities and Exchange Commission. The complaint asserted claims for securities fraud, RICO (which provides for trebling), aiding and abetting fraudulent conveyances, conspiracy, and breach of duty against Bank of Bermuda (Cayman), Bermuda Trust (Cayman) Ltd. and the Bank. Plaintiff sought damages in an unstated amount. On March 8, 2001, plaintiff in the Stenger action filed an amended complaint against the same defendants containing substantially similar factual allegations and adding additional claims for negligence, breach of implied contract and violations of Illinois unfair trade practices statutes.

The Stenger complaint alleged that Bank of Bermuda (Cayman) officers knew or should have known of the dishonest activities of the Cash 4 Titles principals, and nevertheless continued to provide banking services to, and to vouch for, the Cash 4 Titles investment program. The Stenger complaint alleged that the actions of these officers facilitated and perpetuated the fraud of the Cash 4 Titles principals. On April 30, 2001, the defendants filed a motion to dismiss the Stenger complaint on the ground that, among other things, it failed to allege adequately any cause of action against the defendants. Plaintiff did not respond to that motion prior to the settlement of the case, discussed below. No discovery took place in the Stenger action prior to the settlement.

The third U.S. action, Champion, et. al., v. Dill, Dill, Carr, Stonbraker & Hutchings, P.C., et. al., was filed on May 11, 2001 in the Circuit Court of Shelby County, Alabama against, among others, Bank of Bermuda (Cayman) on behalf of more than 170 plaintiffs from various parts of the United States. Based upon substantially similar factual allegations as the Wolff and Stenger actions, the plaintiffs in the Champion action alleged fraud, conspiracy to defraud, and violation of the securities acts of Alabama, Arizona, California, Colorado, Florida, Georgia, Iowa, Kansas, Kentucky, Michigan, Nebraska, Nevada, North Carolina, Pennsylvania, Tennessee, South Carolina and Washington State. Plaintiffs collectively claimed to have lost more than $33 million in Cash 4 Titles. No discovery took place in the Champion action prior to the dismissal of the claims against Bank of Bermuda (Cayman).

Under the terms of the settlement with the parties to the Florida action filed on behalf of a class of investors in Cash 4 Titles and the Illinois action brought by the receiver for Cash 4 Titles, we and our subsidiaries will pay up to 50% of actual out-of-pocket losses to Cash 4 Titles investors, but the total payment will not exceed $67.5 million, including all fees and costs. The class is comprised of all investors in Cash 4 Titles throughout the world (including the plaintiffs in the Alabama action but excluding the plaintiffs in the Cayman Islands action and five individuals who have been indicted in the United States and the Cayman Islands in connection with Cash 4 Titles and two companies controlled by them) who did not opt out of the settlement in writing on or before September 17, 2001 (the “Class”). Forty-three investors claiming to have invested and lost a total of approximately $4.3 million filed written requests to opt out of the settlement. Most of these investors are plaintiffs in the recently filed Norton action, discussed below. As part of the settlement, we have denied liability, and no court has entered a finding with respect to the legal claims asserted against us or our subsidiaries in the Cash 4 Titles litigation.

On October 16, 2001, the District Court in Florida entered an order approving the settlement. Under the terms of that order, all claims that were or could have been asserted against the Bank and its subsidiaries by the Class members arising out of or relating to Cash 4 Titles were dismissed with prejudice, and the Bank and its subsidiaries were released from any further liability to the Class with respect to any claims relating in any manner to Cash 4 Titles. Pursuant to the terms of the settlement, the claims against us and our subsidiaries in the Champion action were dismissed on February 12, 2002, and the Stenger action also will be dismissed. As a result of the October 16, 2001 order from the Florida court, any Class member who did not validly opt out of the settlement is forever barred from commencing or continuing any legal action against the Bank or its subsidiaries relating to Cash 4 Titles, and all persons and entities are forever barred from commencing or continuing any claim against the Bank or its subsidiaries seeking contribution or indemnity arising out of any claim relating to Cash 4 Titles.

The Bank has received a total of $40.8 million, $34.1 million prior to December 31, 2001 and an additional $6.7 million during the quarter ended March 31, 2002, from certain underwriters under some of its insurance policies to fund the settlement. In addition, the Bank is engaged in discussions with other of its insurance underwriters in an attempt to secure additional payments for the Cash 4 Titles-related claims, including the settlement of the Cayman action, discussed below.

The Cayman Islands case was commenced on October 28, 1999 in the Grand Court of the Cayman Islands against two Cash 4 Titles-related entities and Bank of Bermuda (Cayman) by Willie C.O. Yote Yen Holdings Ltd., a Cayman Islands corporation that allegedly invested in Cash 4 Titles. On October 24, 2000, an amended writ of summons was filed, which added as plaintiffs six individuals who claimed to have invested in Cash 4 Titles, and added as defendants Bermuda Trust (Cayman) Ltd. and an individual associated with Cash 4 Titles and not associated with us. Plaintiffs claimed approximately $22 million in damages as well as interest and lost profits. The amended writ of summons included claims alleging negligence, breach of duty, breach of contract, and knowing assistance in breaches of trust relating to investment advice allegedly given by officers of Bank of Bermuda (Cayman) and Bermuda Trust (Cayman). The case was settled as between the plaintiffs and Bank of Bermuda (Cayman) and Bermuda Trust (Cayman) Ltd. on February 22, 2002 on terms that included withdrawal by the plaintiffs of all allegations of dishonesty against our subsidiaries. The actions have been discontinued with no finding of liability against either of our subsidiaries, which continue to deny liability. Under the terms of settlement, our subsidiaries have agreed to pay a total sum of $10 million to the plaintiffs, including all fees and costs. These amounts were paid by the Bank to the plaintiffs on March 1, 2002.

On March 6, 2002, an amended complaint was filed in an action in the United States District Court for the Southern District of Florida styled Norton et al. v. Homa et al. on behalf of 46 individuals and entities against, among others, Bank of Bermuda (Cayman). Most of the named plaintiffs were among the investors who filed requests to opt out of the settlement of the Wolff litigation, although several Norton plaintiffs did not file any request to opt out of the Wolff settlement. The Norton complaint alleges two claims seeking money damages under the Racketeering Influenced Corrupt Organizations Act (RICO) based upon virtually identical factual allegations as the Wolff action. Under RICO, plaintiffs can recover up to three times their damages. The plaintiffs claim losses totalling $10.3 million, consisting of “investment losses” of approximately $4.7 million and “non-investment losses” of approximately $5.6 million. “Investment losses” consist of monies allegedly invested and lost by the plaintiffs in Cash 4 Titles. “Non-investment losses” consist of claimed losses by some plaintiffs as a result of judgments, settlements, costs, fees and expenses incurred by them in connection with legal proceedings brought against them by regulatory agencies and other Cash 4 Titles investors. Bank of Bermuda (Cayman) has not yet been served with any pleadings in the Norton action but has received copies of the pleadings.

On March 6, 2002, Bank of Bermuda (Cayman) filed a motion in the Wolff action seeking, among other things, an order enforcing the settlement against those Norton plaintiffs that did not opt out of the Wolff settlement or filed an untimely request to opt out of the settlement and enjoining them from proceeding with their claims against Bank of Bermuda (Cayman) on the ground that those claims are barred by the settlement.

On April 15, 2002, the Wolff court entered an order granting in part Bank of Bermuda (Cayman)’s motion. The court held that any Wolff Class member who failed to file a written request to opt-out of the settlement on or before September 17, 2001 was bound by the settlement and final judgment, which bar the assertion of any Cash 4 Titles-related claims against the Bank and its subsidiaries. As a result, the claims for investment losses alleged by the Norton plaintiffs that did not timely opt out of the Wolff settlement are barred by the settlement. Bank of Bermuda (Cayman) believes that the effect of the Wolff court’s order was to reduce the total losses claimed by the plaintiffs remaining in the Norton action from $10.3 million to at most $6.8 million.

Of the $6.8 million in remaining claimed losses, $3.9 million is comprised of non-investment losses alleged by plaintiffs that did not timely opt out of the Wolff settlement. The Norton plaintiffs contend that these plaintiffs were not part of the Wolff Class and therefore were not, in their view, required to opt out of the settlement. Bank of Bermuda (Cayman) believes that these plaintiffs are members of the Wolff Class and their claims are barred by the settlement and were released as part of the settlement. However, the Wolff court did not address these arguments made by the parties in the court’s April 15 decision, and suggested that these issues are more appropriately resolved in the Norton action. The only losses alleged in the Norton action by plaintiffs that filed timely requests to opt out of the settlement total $2.9 million, comprised of investment losses of $1.4 million and non-investment losses of $1.5 million. Any Norton plaintiff who wishes to participate in the Wolff settlement must file a proof of claim and execute a release in favor of the Bank and its subsidiaries by April 25, 2002.

In addition to the above-mentioned proceedings, we are aware of an ongoing investigation by the Cayman Islands criminal authorities, in which the Bank is cooperating, apparently involving all individuals and corporate entities which were connected to, or involved with, Cash 4 Titles, including Bank of Bermuda (Cayman) and its former officers. The events are also being monitored by the Cayman Islands Monetary Authority. Since learning of the investigations relating to Cash 4 Titles, we have cooperated fully with criminal and other authorities and regulatory agencies investigating these matters, both in the United States and the Cayman Islands. No criminal proceedings have been initiated in connection with Cash 4 Titles matters against the Bank or its subsidiaries or, to our knowledge, the three former officers of Bank of Bermuda (Cayman) who were discharged. The Bank cannot predict whether or not any such criminal proceedings will be initiated in the future or what the impact of any such proceedings might be.

We recorded a net expense of $43.4 million for the year ended December 31, 2001 in connection with the Cash 4 Titles litigation. Of this total, $33.4 million related to the net settlement of the U.S. class action Cash 4

Titles litigation discussed above and represented our maximum $67.5 million expense under the settlement agreement offset by $34.1 million of insurance recoveries received. In addition to these amounts, our Cayman subsidiaries have incurred legal fees totalling approximately $7.0 million through December 31, 2001 in connection with Cash 4 Titles matters. At December 31, 2001 we also accrued $10 million for remaining current and potential liabilities and expenses in respect of Cash 4 Titles based upon management’s best estimate of the reasonably probable loss at that time. As a result of the settlement of the Cayman Islands case, since December 31, 2001, we have incurred $10 million in settlement costs and additional amounts for legal and other fees in connection with Cash 4 Titles of $620,000. We will record an additional provision of $1.25 million in the quarter ended March 31, 2002, representing management’s current best estimate of the liabilities and expenses with respect to all remaining current and potential Cash 4 Titles-related litigation, including the Norton litigation. See Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

In addition, we and our subsidiaries are from time to time involved in various legal actions in a number of jurisdictions arising out of the ordinary course of business. Management is of the opinion, based on information presently available to it, that the eventual outcome of these matters will not have a material adverse effect on our financial position.

Dividend Policy

In formulating our dividend policy, we consider historical financial results, future prospects and our anticipated capital needs. Dividends for the five years ended December 31, 2001 have averaged 38.1% of our net profits. The payment of future dividends will be dependent upon our financial results, capital requirements and economic conditions in general, which we cannot accurately predict at this time.

The following table sets forth cash dividends paid in respect of our common shares for the periods indicated:

	Year Ended December 31,	Six Months Ended December 31,		Year Ended June 30,
	2001	2000		2000		1999		1998	1997
First Quarter	$0.245	$0.692	(1)	$0.362	(2)	$0.268	(3)	$0.173	$0.159
Second Quarter	0.245	0.245		0.214		0.195		0.174	0.159
Third Quarter	0.245	—		0.215		0.195		0.174	0.159
Fourth Quarter	0.246	—		0.215		0.195		0.174	0.159

Total dividends per common share	$0.981	$0.937		$1.006		$0.853		$0.695	$0.636

Total dividends per common share as a percentage of net profit per share	51.4%	51.8%		28.5%		33.8%		34.2%	39.3%

(1)	Includes a special dividend of $0.477 per share.
(2)	Includes a special dividend of $0.362 per share. During this quarter, we changed our dividend payment date and, as a result, we did not pay a regular dividend to our shareholders.
(3)	Includes a special dividend of $0.072 per share.

In the quarter ended September 30, of each of the three fiscal years up to and including the year ended December 30, 2000, we paid special dividends to our shareholders. We paid special dividends because our profits in each of the preceding fiscal years had exceeded the estimates we used to determine our regular quarterly dividend level. After including our shares for quotation on the Nasdaq National Market, we may use our surplus capital to repurchase shares in lieu of paying further special cash dividends.

On September 15, 1999, we paid a 1-for-10 stock dividend to all shareholders of record as of August 31, 1999. On August 31, 2000 we paid a 1-for-7 stock dividend to all shareholders of record as of August 18, 2000. On January 15, 2002, we paid a 1-for-10 stock dividend to all shareholders of record as of December 31, 2001. All dividend and per share amounts have been restated to include the effects of the 1-for-10 stock dividend issued to shareholders of record as of August 31, 1999 and the 1-for-7 stock dividend issued to shareholders of record as of August 18, 2000, and the 1-for-10 stock dividend issued to shareholders of record as of December 31, 2001.

For a discussion of material United States federal income tax provisions regarding the taxation of dividends on our common shares, see Item 10, “Additional Information—Taxation.”

Item 9.    The Offer and Listing

Market Information

Bermuda Stock Exchange

General

Currently, the principal trading market for our common shares is the Bermuda Stock Exchange, or BSX. The BSX has been in operation since 1971 and is the only stock exchange in Bermuda. The BSX is the first fully-electronic offshore securities market. Since 1993, the BSX has developed into an international offshore equities market specialising in capital market instruments. As of December 31, 2000, more than 300 securities, including equity securities, mutual funds, debt issues and depository programmes, were listed on the BSX.

The BSX was incorporated in 1992 as a limited liability corporation by us and two other locally licenced Bermuda banks: Bermuda Commercial Bank Limited and The Bank of N.T. Butterfield & Son Limited. The BSX was created to enhance Bermuda’s strengths as an international offshore financial centre and to create a market for the securities of Bermudian companies.

Regulatory

The BSX has separate listing regulations and markets for international and local issuers. Under the listing regulations, local companies are listed on either the Main Board or a SmallCap section. We are listed on the Main Board. To facilitate the listing of international securities, the BSX has established relations with regulators and exchanges in other jurisdictions and has drafted its procedures manuals and listing requirements to be both compatible and amenable to these parties.

The U.S. Securities and Exchange Commission recognises the BSX as a “designated offshore securities market” under Regulation S. In addition, the BSX is an affiliate member of both the International Federation of Stock Exchanges and the International Organisation of Securities Commissions.

The BSX is supervised and regulated by the Bermuda Monetary Authority, which is referred to as the BMA, under the Bermuda Stock Exchange Company Act 1992. The BMA is a full voting member of the International Organisation of Securities Commission.

Trading Operations

The BSX operates two markets:

•	a market for international securities, whether issued by Bermuda-incorporated companies or by non-Bermudians; and

•	a domestic market for Bermuda’s local companies.

The BSX trades domestic stocks daily from 9:00 a.m. to 3:30 p.m. Bermuda time, which is one hour ahead of Eastern Standard Time. The BSX opens one and a half hours before the New York stock markets, allowing members to cross-trade international securities on the BSX outside of New York Stock Exchange hours.

The table below sets forth, for the fiscal years ended June 30, 1997, 1998, 1999 and 2000, the six months ended December 31, 2000, the fiscal year ended December 31, 2001 and the three months ended March 31, 2002, the high and low closing sales prices for our common shares on the BSX as well as the average daily trading volume, each as reported by the BSX:

	High	Low	Average Daily Trading Volume
Fiscal Year ended June 30, 1997	$18.802	$11.841	5,128

Fiscal Year ended June 30, 1998	$28.926	$18.079	6,895

Fiscal Year ended June 30, 1999	$28.926	$18.079	6,947

Fiscal Year ended June 30, 2000
First Quarter	$27.841	$20.248	5,135
Second Quarter	$25.455	$23.068	2,776
Third Quarter	$24.580	$22.074	5,652
Fourth Quarter	$24.659	$22.074	7,916

Six Months Ended December 31, 2000
July-September 2000	$36.364	$25.455	9,050
October-December 2000	$41.773	$34.591	12,597

Fiscal Year ended December 31, 2001
First Quarter	$46.364	$39.545	15,830
Second Quarter	$50.227	$42.727	14,342
Third Quarter	$46.818	$34.545	11,986
October 2001	$41.818	$36.818	8,552
November 2001	$40.000	$38.182	11,992
December 2001	$48.000	$40.000	15,262

Fiscal Year ending December 31, 2002
January 2002	$48.000	$43.000	9,926
February 2002	$44.450	$43.000	3,483
March 2002	$44.450	$43.000	5,029

All share prices in the above table have been restated to reflect a 1-for-10 stock dividend to all shareholders of record as of August 31, 1999, a 1-for-7 stock dividend to all shareholders of record as of August 18, 2000 and a 1-for-10 stock dividend to all shareholders of record as of December 31, 2001.

On April 19, 2002, the last reported sale price of our common shares on the BSX was $44.25 per share. On December 31, 2001 there were 7,173 holders of record world-wide of our common shares.

Item 10. Additional Information

Description Of Share Capital

We were incorporated in Bermuda in 1891 and are a “local company” for purposes of the Companies Act 1981 of Bermuda. The rights of our shareholders are governed by our bye-laws and Bermuda law, including the Companies Act 1981 and the Bank of Bermuda Act. The following is a summary of selected provisions of Bermuda law and our organisational documents. This summary is not a comprehensive description of these laws and documents but only summary of the terms we believe are material to investors in our common shares. We have filed copies of the Bank of Bermuda Act and our bye-laws with the Securities and Exchange Commission as exhibits to the registration statement. Prospective investors are encouraged to read the exhibits for a complete understanding of the terms of the Bank of Bermuda Act and our bye-laws.

For your convenience, we have indicated some of the ways in which the rights of our shareholders described in this section materially differ from the rights of the shareholders of many typical companies that are organised and publicly traded in the U.S. However, since each of the states of the U.S. (and the District of Columbia) has enacted different laws relating to corporations, this section does not attempt to compare the rights of our shareholders to the shareholders of corporations organised in any particular state of the U.S., or to all of the states. The shareholders of corporations that are organised in some states may have rights that are materially more favourable or less favourable than the rights described in this section applicable to our shareholders.

We have authorised share capital of $140.0 million divided into 140 million common shares with a par value of $1.00. As of December 31, 2001, we had 29,919,878 common shares issued, fully paid and outstanding.

Under our bye-laws, we can issue any number of our common shares if issued to existing shareholders pro-rata to their holdings. Otherwise, we are limited to issuing common shares equalling up to 20% of the shares outstanding from our authorised but unissued shares at any time and at the discretion of the board of directors, without the approval of our shareholders. This specific limit of 20% is not typical among companies organised in the U.S. The issuance of any such common shares could dilute your percentage ownership in us and make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change in control would result in the purchase of your shares at a premium to the market price. The common shares are issued in registered form. The shareholders are not entitled to any sinking fund, or redemption rights. Holders of our common shares will not have any pre-emptive rights, except as required by the Bermuda Stock Exchange, as described in this Item under “Description of Share Capital—BSX Preemptive Rights.”

History of Share Capital

Since the beginning of fiscal year ended June 30, 1998 and through December 31, 2001, the number of our issued common shares, as adjusted to reflect stock dividends, has increased from approximately 28,424,000 to 29,920,000 as a result of the following:

•
The exercise of warrants that resulted in the issuance of approximately 1,268,000 common shares. These warrants were exchanged at a ratio of one warrant for 1.0 common shares at an exercise price of $22.68 per share;

•	The reinvestment of cash dividends that resulted in the issuance of approximately 569,000 common shares at an average price of $36.94 per share;

•
The net issuance of approximately 506,000 common shares to our directors and employees under various equity incentive programs at a weighted average purchase price of $25.11 per share. Under the second and third employee share purchase plans and the executive share plan, employees were eligible to purchase our shares at a discount of 25% from the market price on subscription;

•
The receipt by us of a dividend in the form of approximately 35,000 of our common shares from an entity in which we have an equity investment. The shares were valued at $34.37 per share for the purposes of this dividend. These shares were cancelled upon receipt by us and returned to authorised but unissued share capital;

•
The repurchase and cancellation by us of approximately 355,000 shares on the open market at an average price of $34.25 per share. These shares will be reissued under the employee and executive share purchase plans; and

•	The repurchase and permanent cancellation by us of approximately 457,000 shares purchased on the open market at an average price of $42.22 under our share buy back program.

In addition, we increased our authorised share capital from $40.0 million to $140.0 million in July 1998. However, we can only use this increased share capital for issuances pursuant to our shareholder rights plan.

Voting

A resolution put to the vote of shareholders at any meeting will be decided by a show of hands unless a poll is demanded. On a show of hands, every shareholder, whether an individual and present in person or a corporation and present by a duly authorised representative, will have one vote. Our bye-laws permit the following parties to demand a poll:

•	the chairman of the meeting;

•	at least three shareholders present in person and entitled to vote at the meeting;

•	any shareholder or shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

•
by a shareholder or shareholders holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right.

On a poll, every shareholder present in person or by proxy shall have one vote for every share held by such person. A proxy must be a registered holder of our common shares. A shareholder may appoint a proxy for all or only part of his holding of our common shares. Proxies must be received by us not less than 14 days prior to a general meeting. Please note that most companies that are organised and publicly traded in the U.S. can receive proxies as of a date that is closer to the date of a shareholder meeting.

The Bank is required, under the terms of its licence from the Minister of Finance, to adopt bye-laws to prevent a 40% shareholder controller who is non-Bermudian from exercising the voting rights of those shares acquired in excess of 40% without the prior written approval of the Minister.

Most matters to be approved by holders of the common shares require approval by a simple majority vote of the common shares represented at a shareholders’ meeting. The affirmative vote of two-thirds or more of all voting rights attached to all outstanding shares is required, among other things, to take the following actions, except to the extent that any of these actions has received the prior approval of the board of directors; other than the removal of an auditor, which requires two thirds of the votes cast, rather than two thirds of all voting rights:

•	to remove a director other than for cause;

•	to amend the provisions of the bye-laws requiring these super-majority votes;

•	to approve certain mergers, amalgamations, consolidations or the sale of substantially all of our assets;

•	to remove an auditor before the expiration of his term of office;

•	continuation of the Bank in a country or jurisdiction outside Bermuda; and

•	to approve the commencement of proceedings seeking the winding-up, liquidation or reorganisation of our operations.

If any of the these actions have received the approval of the board of directors prior to the shareholder vote, these actions would only require approval by a simple majority vote of our shareholders cast at a shareholder meeting at which a quorum is present with the following exceptions:

•
any amendment to our bye-laws would require 75% of the votes cast by shareholders at a meeting at which at least 10 of our shareholders representing a minimum of 10% of our outstanding shares are present;

•
an amalgamation would require 75% of the votes cast by shareholders at a meeting at which at least ten of our shareholders representing a minimum of one-third of our outstanding shares are present; and

•	a consolidation or a sale of substantially all of our assets would not require shareholder approval.

In addition, corporate re-structurings described in section 99 of the Companies Act 1981 must be approved by at least a 75% vote of those voting on such items, in accordance with the terms of the Companies Act 1981. These approvals require that proper notice be provided to shareholders in accordance with section 100 of the Act.

Please note that the corporation laws of many states of the U.S. enable some or all actions of these types to be taken by a simple majority of the votes cast at a shareholder meeting. However, even in the case of corporations organised in these states, many of these corporations have organisational documents that require higher, lower or comparable percentages of the voting shareholders in order to approve these types of actions.

Shareholder Meetings

Under Bermuda law, we are required to convene at least one general shareholders’ meeting in each calendar year, called the annual general meeting. A special general meeting may be called by our board of directors whenever desirable or necessary and must be called upon the request of shareholders holding at least 10% of paid-up capital of the Bank with the right to vote. Shareholders of a corporation organised in the U.S. may have a greater or lesser ability to call a shareholder meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that at a general meeting ten shareholders entitled to vote and present in person throughout the meeting will constitute a quorum. In contrast, a quorum will exist for a meeting held by a typical U.S. corporation if a designated percentage of the shareholders are present in person or in proxy. In the case of a publicly traded corporation, this percentage is typically at least 33 1/3%.

Beginning in 2001, because of the change in our fiscal year end from June to December, we began holding our annual general meetings in March, though our directors may decide to hold any meeting during another month. Prior to 2001, we typically held our annual general meeting in Bermuda during the month of September. We will send the annual accounts and reports to shareholders not less than one week before the date fixed for the meeting.

We must provide notice of every general and special meeting to each shareholder of not less than 30 days before the day fixed by the board of directors for the meeting not including in such 30 days, the day that the notice is given and the day the meeting is to occur. In determining when notice is given, we must take in account the amount of time required for the notice to arrive in the ordinary course of transmission. Therefore, all of our shareholders including those outside Bermuda, generally should receive the notice 30 days prior to the meeting.

The rules for our special meetings are the same as the rules for our general meetings.

Amendment to the Bank of Bermuda Act and our Bye-laws

Bermuda law provides that the incorporating Act of a company may be amended by a resolution passed at a general meeting of shareholders of which we have given due notice. Such amendments will be subject to the consent of the Minister of Finance. However, amendments to the incorporating act which relate to currency or banking can only be made by an amending Act passed by the Bermuda legislature. With limited exceptions in industries such as the financial or banking industry, companies that are organised in the U.S. are typically not subject to provisions of these types.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to a court of appropriate jurisdiction in Bermuda for an annulment of any amendment of the incorporating act adopted by shareholders at any general meeting, other than an amendment which alters, increases or reduces a company’s share capital as provided in sections 45 and 46 of the Companies Act 1981 of Bermuda. When the proper holders make this type of application, the court may annul or confirm the amendment on such terms as it thinks fit. An application for an annulment of an amendment of the Bank of Bermuda Act must be made within 21 days after the date on which the resolution altering the Bank of Bermuda Act is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favour of the amendment may not make this type of application. Companies that are organised and publicly traded in the U.S. are typically not subject to provisions of these types.

Our bye-laws and the Companies Act 1981 of Bermuda provide that no bye-law will be rescinded, altered or amended and no new bye-law will be made unless it has been approved by a resolution of our board of directors which is confirmed by a resolution of our shareholders approved by 75% of the votes cast at a general meeting at which at least 10 of shareholders who hold a minimum of 10% of our outstanding shares are present. In addition, certain bye-law amendments would require approval by our shareholders by the affirmative vote of two thirds or more of all voting rights attached to all outstanding shares. Please note that the corporation laws of many states of the U.S. enable actions of these types to be taken by a simple majority of the votes cast at a shareholder meeting. However, even in the case of corporations organised in these states, many of these corporations have organisational documents that require higher, lower or comparable percentages of the voting shareholders in order to approve these types of actions.

Dividends and Paying Agents

Our board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that:

•	we are or would, after the payment, be unable to pay our liabilities as they become due;

•	the realisable value of our assets would, after the payment, be less than the aggregate of our liabilities and issued share capital and share premium accounts; or

•
our total capital ratio is below 10% or the payment of dividends would cause our total capital ratio to fall below 10%, the minimum level required by the Bermuda Monetary Authority. These capital requirements may limit our ability to pay dividends to a greater or lesser extent than financial or banking institutions organised in some jurisdictions in the U.S. See Item 4, “Information on the Company—Regulation and Supervision.”

The board of directors may from time to time, subject to the foregoing conditions, declare dividends. We will pay dividends to our shareholders according to their respective rights to the sums available for distribution, after the satisfaction of the rights of the holders of any other shares, if any, ranking in priority to the common shares to dividends. Any dividend unclaimed after a period of seven years from the date the dividend became payable is forfeited and reverts to the Bank. At present, there are no other shares of the Bank which rank higher than the common shares with respect to the payment of dividends.

Pursuant to the Exchange Control Act 1972 and the Exchange Control Regulations adopted under this act, the Bank is considered “resident” in Bermuda for exchange control purposes. Having this status means that the Bank is subject to certain limitations on its ability to convert Bermuda dollars into a foreign currency, including into United States dollars, in order to make payments to shareholders who are considered “non-resident” in Bermuda for exchange control purposes. The present policy of the Controller of Foreign Exchange is to allow the conversion and payment of bona fide dividends which are properly payable to shareholders who are “non-residents” of Bermuda if all payments are processed through an authorised dealer. The Bank qualifies as an authorised dealer. We have no reason to believe that the present policy of the Controller of Foreign Exchange will change.

We currently pay cash dividends to non-Bermuda residents in U.S. dollars. The present policy of Bermuda’s Controller of Foreign Exchange permits the conversion of Bermuda dollars and payment of bona fide dividends in foreign currency to shareholders who are “non-residents” of Bermuda, provided that all payments are processed through an authorised dealer. The Bank qualifies as an authorised dealer for this purpose. However, if the Controller of Foreign Exchange were to change this policy, our ability to pay dividends to non-Bermuda residents could be impaired and the value of your common shares could be adversely affected. See Item 3, “Key Information—Risk Factors—Risks Related to Conducting Business in Bermuda—Our ability to pay dividends to non-Bermuda residents and the transfer of our common shares to non-Bermudians could be impaired by Bermudian regulations.” We have no reason to believe that the Controller of Foreign Exchange will change its present policy.

EquiServe will act as dividend paying agent for all residents of the United States and we will act as paying agent for all non United States residents.

Capitalisation of Profits and Reserves

Pursuant to our bye-laws, the board of directors may capitalise any part of the amount of our share premium or other reserve accounts or any amount credited to the profit and loss account or otherwise available for distribution by either:

•	applying this sum in paying up unissued shares to be allotted as fully paid bonus shares to shareholders pro-rata; or

•	paying up in whole or in part partially paid shares of those shareholders who would have been entitled to these sums if they were distributed by way of dividend or distribution.

Liquidation Rights

In the event of the winding up or dissolution of the Bank, whether voluntary or involuntary or for the reorganisation, upon a distribution of capital or otherwise, the holders of our common shares are entitled, after the satisfaction of the Bank’s liabilities and of the rights of the holders of any other shares ranking in priority to our common shares, if any, to our surplus assets.

Transfer Restrictions

Our board of directors may decline to register the transfer of any share:

•	on which we have a lien;

•	if the request is made by a shareholder who is indebted to us;

•	if the request appears to violate the Banks and Deposit Companies Act 1999; or

•	if the request is not accompanied by the relevant share certificate and any other evidence of the transferor’s right to make the transfer as the board of directors will reasonably require.

Pursuant to the Exchange Control Regulations, securities of a Bermuda company may not be transferred where either the transferor or the transferee is a “non-resident” of Bermuda for exchange control purposes, without the permission of the Controller of Foreign Exchange. However, during the past 20 years, it has been the policy of the Controller of Foreign Exchange to grant permission for the free transfer of shares where those shares are listed on an “appointed stock exchange,” as defined in the Companies Act 1981. At present, the Nasdaq National Market and the Bermuda Stock Exchange qualify as an appointed stock exchange under this definition. The Controller of Foreign Exchange confirmed this general permission in the public information notice it issued in January, 1998.

Board of Directors

Our business is managed and conducted by a board of directors consisting of between nine and 30 members, as the shareholders may from time to time determine. Our shareholders will elect the directors at our annual general meeting. On September 16, 1998, we divided the board of directors into three classes of approximately equal size and the membership of each class was determined by lot. At each annual general meeting, one of the three classes of directors is elected by the shareholders. Each director is eligible to serve for a three year term. Those appointed by the directors to fill a vacancy serve until the next annual general meeting and will then be eligible for re-election by the shareholders for a three year term. Each director will hold office for the term for which he is elected or appointed and until his successor is either elected or appointed. Please note that many companies that are organised and publicly traded in the U.S. do not have boards that are divided into different classes.

Pursuant to a resolution adopted by our board of directors in 1992, the mandatory retirement age for our directors is 70.

The only persons eligible for election as one of our directors are persons:

•
for whom a written notice of nomination signed by not less than 10 of our shareholders holding not less than 5% of our outstanding shares has been delivered to our secretary not less than 20 days prior to the scheduled date of our general meeting or any adjournment thereof; or

•	who have been approved for such purpose by the board of directors and identified in the notice of our general meeting.

The ability of shareholders, and the percentage of shareholders required, to nominate directors varies among corporations organised and publicly traded in the U.S., depending upon the state in which they are incorporated, and the provisions of their charter and bylaws. These percentages may be higher or lower among these U.S. corporations.

Removal of Directors

Under Bermuda law and our bye-laws, a director may be removed at any general meeting of shareholders, provided that the notice of this meeting convened for the purpose of removing a director contains a statement of the intention to do so and has been delivered to the director in question at least 14 days before the meeting. At the meeting, this director will be entitled to be heard on the motion for his removal. Shareholders may remove directors for cause with the approval of the simple majority of the votes cast. However, removing a director other than for cause requires the affirmative vote of not less than two-thirds of all voting rights attached to all issued and outstanding common shares. The corporation laws of some states in the U.S. provide that directors may be removed without cause if a smaller percentage of the shareholders approves the removal. However, even in the case of corporations organised in these states, many of these corporations have organisational documents that require higher, lower or comparable percentages of the voting shareholders in order to approve the removal of a director other than for cause.

Voting on Interested Transactions

A director, who to his knowledge is directly or indirectly interested in a contract or arrangement with the Bank must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered or at the first meeting after he learns that he is or has become so interested. Unless disqualified by the chairman of the meeting after the declaration of interest, any director may vote on a matter in which he is interested and his vote shall be counted. Such director may be counted in the quorum at the board meeting. In addition, under our listing agreement with Nasdaq, our audit committee or comparable body shall review all potential conflicts of interest situations where appropriate.

Voting by the board of directors on matters concerning the compensation of any directors is not subject to any independent quorum requirements.

Borrowing Powers

The board may exercise all the powers of the Bank to borrow money and to mortgage or charge any present or future assets of the Bank, and subject to the Companies Act 1981 of Bermuda, to issue debenture and other securities, whether outright or as collateral for any debt, liability or obligation of the Bank or of any third party.

Share Purchases; No Treasury Shares

Our board of directors has the power to authorise the purchase of our common shares, subject to the general provisions of Bermuda law. Under Bermuda law, we must pay for share purchases out of capital paid-up for these shares, out of funds that would otherwise be available for a dividend or distribution or out of proceeds of the sale of additional shares for the purpose of the purchase. However, to the extent that any premium over the par value is payable on the purchase, the premium must be provided out of funds that would otherwise be available for dividend or distribution or out of our share premium account. Bermuda law and the Bank of Bermuda Act prevent us from holding our own common shares. Therefore, any shares we purchase are automatically cancelled, and the amount of our issued capital is reduced accordingly. All cancelled shares are available for re-issue.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company, a shareholder who is not satisfied that he has received an offer for the fair value of his shares may apply to a Bermuda court within one month of notice of the meeting of shareholders for an appraisal of the fair value of those shares. If the court appraised value is greater than the value received or to be received in the amalgamation, the Bermuda company must pay the court appraised value to the dissenting shareholder within one month of the appraisal, unless it decides to terminate the amalgamation. The corporation laws of some states in the U.S. do not allow for appraisal rights for a corporation’s shareholders in some situations where they are available under Bermuda law, including in the case of publicly traded companies if the shareholders are to receive in the relevant transaction only shares of the surviving corporation. In addition, the procedures that shareholders must follow to exercise appraisal rights vary among the U.S. states, and in some cases may be significantly more difficult or less difficult to exercise than in the case of a Bermuda corporation. Also under Bermuda law, the amalgamation of a company with another company requires that the amalgamation agreement be approved by the board of directors of the company, and 75% of the vote cast at a meeting of shareholders unless the bye-laws of the company specifies a differing requirement for the approval of an amalgamation. The quorum requirement for such a meeting is two persons holding or representing at least one-third of the issued shares of the company or class, as the case may be. Our bye-laws require that an amalgamation be approved by a two-thirds vote of all of our outstanding shares unless our board of directors has given its prior approval, in which case approval by 75% of the votes cast at a meeting of shareholders is required.

For shareholders of U.S. corporations, class action and derivative actions are typically permitted under a variety of circumstances, including in some situations in which the shareholders are defrauded by the corporation, or management does not exercise its fiduciary duties. However, class actions and derivative actions are generally not available under Bermuda law to shareholders of Bermuda companies. In certain very limited circumstances an action can be brought by minority shareholders, on behalf of the company, seeking to enforce a right of action vested in or derived from the company. However, a derivative action will not be permitted if an alternative action which would provide an adequate remedy is also available. The company and not the plaintiff shareholders receive any property or damages recovered in a derivative action. The Companies Act 1981 of Bermuda enables a shareholder who complains that the affairs of a company are being or have been conducted in a manner oppressive or prejudicial to some part of the shareholders, including himself, to petition a court. If the court determines that winding-up the company would unfairly prejudice those shareholders but that otherwise the facts would justify a winding-up order on just equitable grounds, then the court may make whatever order it deems appropriate, including winding up the company.

Other claims against a Bermuda company by its shareholders must be based on the general law of contract or tort of Bermuda. A statutory right of action is conferred on shareholders of a Bermuda company against persons responsible for the issue of a prospectus, including directors and executive officers for damages suffered as a result of an untrue statement in the registration statement. However, in contrast to the U.S. securities laws, there is not a statutory right of action against the company itself on these grounds. In addition, a company itself may bring an action against its officers and directors for their breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

Selected Provisions of Bermuda Law

Prior to effectiveness, this registration statement will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

In granting this permission and in accepting this registration statement for filing, neither the BMA nor the Registrar of Companies accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this registration statement.

Under the authority of the Exchange Control Act, 1972, the Bank, as an “authorised dealer,” is permitted to engage in transactions in foreign currency. Specifically, we can exercise the following authorities:

•	act as dealers in foreign currency for our own account and for the purpose of providing facilities to customers;

•	open and maintain foreign currency accounts;

•	approve applications for the purchase of foreign currency; and

•	approve applications for the transfer of Bermuda dollars to the accounts of individuals or entities resident outside Bermuda.

In accordance with Bermuda Law, share certificates are only issued in the names of corporations, partnerships or individuals.

BSX Preemptive Rights

The regulations of the BSX require a listed company to obtain the consent of its shareholders prior to allotting or issuing any shares in a listed class of shares, or any securities convertible into shares of a listed class, unless:

•	the allotment or issuance of these securities is the result of an offer made to the shareholders pro rata to their existing holdings, or

•	the existing shareholders have given a general mandate to the directors to allot or issue these shares, provided that the latter allotment does not in effect alter the control of the company.

Pursuant to a general mandate from our shareholders, we have amended our bye-laws so as to permit our directors to allot or issue, at their discretion, from time to time, shares not to exceed 20% of our outstanding common shares.

Corporations organised and publicly traded in the U.S. are not typically subject to these types of restrictions.

Shareholder Rights Plan

Purpose

In December 1997, we adopted a shareholder rights plan designed to protect the Bank of Bermuda and our shareholders in the event of an unsolicited attempt to acquire control of the Bank of Bermuda. Unsolicited attempts to acquire control include a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all shareholders equally and other take-over tactics which the board of directors believes may be abusive and not in the best interests of the shareholders. The implementation of the shareholder rights plan increases the board of directors’ power in the event of an unsolicited proposal by giving the board of directors the time and opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance our interests and those of our shareholders. However, while the shareholder rights plan is intended to prevent abusive hostile take-over attempts, it could also have the effect of deterring or preventing an acquisition of the Bank of Bermuda even if a majority of our shareholders were in favour of this acquisition. The shareholder rights plan could also have the effect of making it more difficult for a person or group to gain control over us or to change our existing management.

Please note that in the U.S., the ability of corporations to adopt plans of this type, the terms that such plans may have, and the actions that may be taken by the management of a corporation in connection with such a plan, vary from state to state depending upon the provisions of applicable corporate laws and the related judicial decisions applying these laws. As a result, the terms of our plan, and some of the actions that could be taken by us in the future under the plan, might not be valid if we had been organised as a corporation in some of the states of the U.S.

Grant of Rights

Under the shareholder rights plan, we granted common share purchase rights to all holders of record of our common shares at the close of business on December 12, 1997. The rights currently trade with, and are inseparable from, the common shares. We issued one right for the following:

•	each common share; and

•	each option issued under our share option plan.

The rights expire on December 31, 2007, unless exchanged or redeemed before that date.

Exercisability of Rights

The rights will not be exercisable until ten days after a public announcement that any one person or group has acquired beneficial ownership of 15% or more of our common shares. Initially, each right will entitle the holder to purchase one quarter of one common share for a purchase price of $50.00. Upon the occurrence of trigger events specified in the shareholder rights plan, the $50.00 purchase price, the number and kind of common shares issuable upon exercise of the rights and/or the number of rights will be subject to certain adjustments. Pursuant to the shareholder rights plan, certificates representing the rights will be distributed on the date that is ten days after a public announcement that any one person or group has acquired beneficial ownership of 15% or more of our common shares.

Prior to this distribution date, no separate rights certificates will be issued and the rights will be evidenced by the certificates for the common shares and the deeds relating to the options issued under our share option plan. After this distribution date, each holder of record, as of the close of business on the same distribution date, of the common shares and the options will receive separate certificates evidencing the rights, which certificates will be separately transferable.

Triggering Events

If any person or group becomes an acquiring person, which is defined as a beneficial owner of 15% or more of the common shares, then each right, excluding rights held by the acquiring person, will entitle the holder to purchase, for the purchase price, that number of common shares having a market value at the time equal to two times the $50.00 purchase price, or $100.00. This “flip in” provision would not apply if:

•	a person inadvertently acquires 15% or more of the common shares and, as promptly as practical, disposes of enough shares to bring this person’s holdings below 15%; or

•
we purchase some of the common shares and, as a result, a shareholder’s holding reaches the 15% threshold. In this case, the “flip-in” provision would not apply unless the shareholder subsequently became the beneficial owner of additional shares representing 1% or more of the common shares then outstanding.

If any person or group becomes an acquiring person and either:

•	we are involved in a business combination in which we are not the surviving corporation or the common shares are exchanged for other securities or assets; or

•	we and/or our subsidiaries sell or transfer 50% or more of our total assets or earning power;

then each right will entitle the holder to purchase, for the $50.00 purchase price, a number of shares of the other party to the business combination or sale, or if appropriate, an affiliate, having a market value at two times the $50.00 purchase price, or $100.00.

After a shareholder has acquired at least 15% of the common shares, a majority of directors, excluding any directors affiliated with the 15% shareholder, may elect to exchange the rights, in whole or in part, for common shares at the rate of two shares per right.

Redemption of Rights

Until ten days after a public announcement that any one person or group has acquired beneficial ownership of 15% or more of our common shares, the board of directors may redeem all of the rights at a price of $0.001 per right. After this distribution date this action would require the consent of a majority of directors excluding any directors affiliated with the 15% shareholder.

Amending the Shareholder Rights Plan

Prior to the date that is ten days after a public announcement that any one person or group has acquired beneficial ownership of 15% or more of our common shares, the rights agreement through which the registration rights are offered may be amended in any respect. After this distribution date, the rights agreement may be amended in any respect that does not adversely affect the rights holders, other than a 15% shareholder or those affiliated persons specified in the shareholder rights plan. An amendment to the terms of the rights agreement would require the consent of a majority of directors, excluding any directors affiliated with a 15% shareholder.

The foregoing summary of the shareholders rights plan is not complete and is qualified in its entirety by reference to the rights agreement. A copy of the rights agreement has been filed with the Securities and Exchange Commission as an exhibit to the registration statement.

Taxation

In this section, we summarise some of the tax considerations relevant to the purchase of our common shares by an individual or entity, who or which holds these shares as capital assets for purposes of the United States Internal Revenue Code and who or which is:

•	for purposes of the United States Internal Revenue Code, a citizen or resident in the United States;

•	a corporation or other entity created or organised under the laws of the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust which is subject to supervision of a court within the United States and the control of one or more United States persons.

We refer to persons who satisfy these conditions and are beneficial owners of the shares offered as “United States holders.”

We assume, for purposes of this discussion, that you are a United States holder. The United States Internal Revenue Code contains rules relating to securities held by special categories of United States holders, including financial institutions, some insurance companies, broker-dealers, tax-exempt organisations, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, investors that hold shares as part of a straddle or a hedging or conversion transaction, investors whose functional currency is not the United States dollar and investors who own, directly or indirectly, 10% or more of our outstanding shares. We do not discuss these rules and United States holders who are in these special categories should consult their own tax advisors.

This discussion is based upon the current provisions of:

•	Bermuda law;

•	the United States Internal Revenue Code and current and proposed regulations under the Internal Revenue Code;

•	the administrative policies published by the Internal Revenue Service, or IRS; and

•	judicial decisions,

all of which are subject to change either prospectively or retroactively. The tax treaty between Bermuda and the United States, which relates only to the taxation of insurance enterprises and mutual assistance in tax matters, will generally not affect the Bermuda tax and United States federal income tax considerations material to the purchase of our common shares.

We intend this discussion to be a general description of the Bermuda tax and United States federal income tax considerations material to the purchase of our common shares. We do not discuss United States state, local or other tax laws that may apply. Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing our common shares.

Bermuda Tax Considerations

As of the date of this registration statement, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders other than stamp duty payable on transfers of our shares, other than transfers on sale, and with regard to the estate of shareholders ordinarily resident in Bermuda, except that the estate of a person who is not resident in Bermuda but which obtains probate in Bermuda will be required to pay stamp duty with respect to any of our common shares.

United States Tax Considerations

Taxation of Dividends Distributed on the Shares

As a United States holder, subject to the passive foreign investment company rules discussed below, you generally will include in income dividend distributions paid by us to the extent of our current or accumulated earnings and profits as determined under United States tax principles. You must include in income an amount equal to the United States dollar value of these dividends on the date you receive them. The amount of the dividend distribution that you must include in your income will be the United States dollar value of the Bermuda dollar payments made, determined at the spot Bermuda dollar/United States dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into United States dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into United States dollars will be treated as ordinary income or loss. Currently, one Bermuda dollar is equivalent to one United States dollar as a result of the Bermuda Dollar Parity Order 1981 under the Bermuda Monetary Authority Act. To the extent dividend distributions paid by us exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares, and then as gain from the sale or exchange of shares. Dividends paid by us generally will not be eligible for the “dividends-received” deduction.

Taxation of Disposition of Shares

If you sell the shares, you generally will recognise gain or loss in an amount equal to the difference, if any, between the United States dollar value of the amount realised on the sale and your adjusted tax basis, determined in United States dollars, in the shares. Any gain or loss you recognise on the sale will be capital gain or loss and will be long-term capital gain or loss if you have held the shares for more than one year. Long-term capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20%.

Passive Foreign Investment Company Status

Based on our current and projected income, assets and activities, we believe that we will not be classified as a passive foreign investment company, referred to as a PFIC, for our taxable year ending December 31, 2002, or any subsequent year. However, our determination that we are not a PFIC assumes that regulations proposed by the IRS will be adopted in their present form. The proposed regulations, which state that they will apply retroactively, treat interbank deposits made by an active foreign bank in the ordinary course of its business as non-passive assets and treat income from these deposits as non-passive income. If the proposed regulations are not adopted, or if adopted, do not apply retroactively, the IRS could argue that we are a PFIC. Our determination that we are not a PFIC also depends upon whether our holdings of passive assets remain at a level that will not cause us to become a PFIC. While we intend to so manage the level of our passive assets, it may not always be feasible for us to do so. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified as a PFIC for our taxable year ending December 31, 2002, or any subsequent year.

We will be classified as a PFIC if, for any taxable year, either:

•	75% or more of our gross income is “passive income,” which includes interest, dividends and assorted rents and royalties not earned in the active conduct of a trade or business; or

•	50% or more of our assets, measured quarterly, generally by fair market value, produce, or are held for the production of, passive income.

If we were a PFIC for any taxable year, a United States holder would be subject to special tax rules on the receipt of an “excess distribution” on, or the disposition of, the shares. An “excess distribution” is generally a distribution which exceeds 125% of the average annual distributions in the prior three years. Under these rules:

•	the excess distribution or gain would be allocated rateably over the United States holder’s holding period for the shares;

•	the amount allocated to the current taxable year would be taxed as ordinary income;

•	the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each other taxable year.

The tax liability with respect to amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realised on the sale of the shares cannot be treated as capital, even if the shares are held as capital assets.

A United States holder of stock in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund” election to include the holder’s share of our income on a current basis. However, a United States holder may make a qualified electing fund election only if we agree to furnish the United States holder annually with the appropriate tax information. Because we do not presently intend to prepare or provide this information, United States holders will not be eligible to make a qualified electing fund election with respect to our common shares.

In addition, United States holders owning “marketable shares,” which we expect our shares to be, in a PFIC may make an election to mark that stock to market annually, rather than being subject to the above-described PFIC rules. Under this election, the shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in this stock. The shareholder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains with respect to the stock included in income by the shareholder for prior taxable years. Amounts included in income as a result of a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on PFIC stock, as well as to any loss realised on the actual sale or disposition of PFIC stock to the extent that the amount of the loss does not exceed the net mark-to-market gains previously included with respect to the PFIC stock. Basis in the PFIC stock is adjusted to reflect any such income or loss amounts. United States holders who have made a mark-to-market election with respect to a PFIC will be subject to the normal rules regarding corporate distributions.

A United States holder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to the PFIC shares and any gain realised on the disposition of these shares.

Information Reporting and Backup Withholding

Dividends paid by us on our common shares and payment of proceeds from the sale of our common shares generally will not be subject to United States information reporting or the 30% backup withholding tax unless they are paid in the United States or paid by a United States payor or a United States middleman. If you furnish the United States payor or middleman with a duly completed and signed IRS Form W-9, these dividends and payments will not be subject to backup withholding tax. You will be allowed a refund or a credit equal to any amounts withheld under United States backup withholding rules against your United States federal income tax liability, provided you furnish the required information to the IRS.

Experts

Accountants

The consolidated balance sheets of The Bank of Bermuda Limited and its subsidiaries as of December 31, 2001 and December 31, 2000 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2001, six month period ended December 31, 2000 and the years ended June 30, 2000 and June 30, 1999 have been audited by KPMG, independent chartered accountants (members of the Institute of Chartered Accountants of Bermuda), Crown House, 4 Par-la-ville Road, Hamilton,

HM 08 Bermuda. We have included in this Registration Statement the report of KPMG regarding the consolidated financial statements of the Bank with the consent and authorisation of KPMG.

Documents on Display

The Bank will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, upon the effectiveness of this Registration Statement. In accordance with these requirements, the Bank will file reports and other information with the Securities and Exchange Commission. These materials, including this Registration Statement and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports and informational statements another information regarding registrants, including the Bank, that file electronically with the Commission.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Risk Management

We group the many forms of risk we face into three broad categories:

•	market risk—resulting from the interest rate and foreign exchange risk from our core borrowing, lending and investment activities;

•	credit risk—arising when others fail to fulfil commitments they have made to us; and

•	operating risk—arising from our day-to-day business activities.

We have adopted a consolidated approach to risk management through the creation of three levels of oversight:

•	risk management committee;

•	risk management division; and

•	risk management working groups.

The risk management committee provides high-level oversight on exposure and control mechanisms. This responsibility includes evaluating the adequacy of steps taken by the Bank’s management, business groups and support functions to identify, monitor, measure and control risk. The risk management committee is comprised of the following eleven members: Philip M. Butterfield, our chief operating officer; Michael P. Ebbs, our head of information systems; Martin Lancaster, our head of operations; Barry L. Shailer, our chief compliance officer; Janice A. Taylor, our head of risk management; Bruce D. Woolley, our general counsel; David G. Carrick, our head of financial reporting; Charles Franckle, our asset liability manager; Kim Abbott, our chief credit officer; and Michael May, our credit and risk manager.

The risk management division is led by the head of risk management, who is assisted by the chief credit officer, head of the treasury middle office, the global asset/liability manager, the enterprise risk manager, the European credit and risk manager and their staff. The division identifies and evaluates areas or activities considered to be high risk from a corporate perspective, provides central co-ordination of balance sheet management issues, and leverages appropriate resources throughout the organisation to enhance the risk management process. This team also recommends and assists in implementing corrective measures. The staff of the risk management division are dedicated market professionals with extensive experience in their respective areas.

The risk management working groups consist of the following: credit policy committee, the asset and liability committee, the market risk committee and the compliance officers operating risk working group.

Market Risk

The market risk committee monitors and evaluates our investment portfolio in terms of interest rate, foreign exchange, and liquidity risk. We are exposed to interest rate risk, which is the potential for economic loss due to future interest rate changes, through our deposit taking, investment and lending activities. Foreign exchange risk, which is the potential for economic loss arising from changes in foreign currency exchange rates, arises from our ownership of foreign operations and foreign currency denominated investments, as well as from positions we take in handling and managing customer business. Changes in securities prices result in another form of market risk; as fee income that is earned in our trust, custody and investments operations may be affected by adverse market conditions. Liquidity risk arises where the maturity or liquidity of our assets does not match liabilities as they fall due.

We manage our net interest rate exposure, together with our foreign exchange and liquidity exposures, within pre-approved guidelines. Exposure to interest rate and foreign exchange risks can result in loss of future net interest income and/or a loss of current market values. The asset/liability group quantifies our market risk exposures across the entire balance sheet. Various methodologies and tools are used to quantify exposures, to ensure that risk-taking activities fall within acceptable ranges, and to ensure that liquidity risk is properly managed. Foreign exchange and interest rate risk guidelines are set in quantitative terms, using value at risk and absolute limits as appropriate for the underlying instrument class. Value at risk represents an estimate of the possible loss due to changes in interest rates given an assumed confidence level and holding period. Liquidity risk is managed using asset allocation limits for various asset types, together with limits on the term of investments and deposit placements. All market risk limits are consistent with our business strategy.

Trading Activities: Interest Rate Risk

We have designated a portion of our marketable securities portfolio as trading. The value of the trading portfolio was approximately $1.3 billion at December 31, 2001. The portfolio has an average credit quality of Aaa/AAA. The portfolio is managed by a third party investment manager, in accordance with strict guidelines as to the type of investments held. The portfolio is managed to a very short duration using interest rate swaps and futures contracts. At December 31, 2001 and December 31, 2000, the portfolio had a weighted average duration of 0.47 years and 0.04 years, respectively, and consisted primarily of mortgage and mortgage backed securities, high grade asset backed securities, U.S. government and agency securities and some investment grade corporate securities.

We use value at risk modelling techniques to measure the interest rate risk in this portfolio. Values at risk are computed on a regular basis and the analysis is augmented by stress testing, which looks at the potential impact of more extreme moves in market prices, both on individual portfolios and on a consolidated basis. The portfolio’s value at risk is measured using a 95% degree of confidence and a one-month horizon. The calculation uses historical one-day movements in market rates and prices, and takes account of the correlation between different markets and rates. The QRM asset/liability management system is used for Monte Carlo simulation, in which changes in market values across a large number of interest rate paths are used to calculate value at risk. For the year ended December 31, 2001, the value at risk on this portfolio averaged $1.1 million and ranged between $0.5 million and $3.4 million. For the year ended December 31, 2000 when the trading portfolio value was approximately $500 million, the value at risk averaged $0.5 million and ranged between $0.3 million and $0.8 million.

Trading Activities: Foreign Exchange Risk

Our foreign exchange trading activity consists of providing foreign exchange products to our customers and a limited amount of proprietary trading in the form of overnight foreign currency positions. We generally close out these foreign exchange products with offsetting positions with other banks. We do not believe that our overnight positions create a significant foreign exchange exposure. Our capital markets products division is responsible for foreign exchange risk management on a Bank-wide basis and our activities are managed within prescribed daily limits for each trader and office. All foreign exchange forward contracts arising from this activity are treated as trading and are marked to market daily. At December 31, 2001, our financial instruments that were subject to foreign currency risk had a net fair value of $2.8 million compared with $0.6 million at December 31, 2000 and $(0.3) million at June 30, 2000. Revenue generated from proprietary trading for the year ended December 31, 2001 was $4.5 million compared with $1.2 million for the six months ended December 31, 2000 and $4.0 million for the year ended June 30, 2000. We do not believe that changes in exchange rates in the near term will have a material effect on our future earnings. Proprietary foreign exchange positions had net unrealised gains of $46,000 at December 31, 2001 and $22,000 at December 31, 2000.

Non-Trading Activities: Interest Rate Risk

Interest rate risk is identified for each large subsidiary and for the Bank as a whole. Interest rate risk is assessed by quantifying exposures and identifying any offsetting positions. The primary tools for this assessment are net interest income simulation, value at risk analyses, and standard gap analyses. Simulation techniques assist in a detailed determination of the risk exposures, taking into account balance sheet dynamics such as current business strategies and tactics, as well as options that may be embedded within standard banking products. Each net interest income simulation begins with an expected rate case, supplemented by a variety of economic and interest rate scenarios. For a basic interest rate scenario in which rates rise or fall 100 basis points over the course of a year compared to our base case, our net interest income is expected to remain within a fairly stable band. Using the December 31, 2001 balance sheet, it is estimated that the net interest margin would rise by 5 basis points in the higher rate scenario, which would increase income from operations before income taxes by $5 million over the next 12 months. Under the lower rate scenario, the net interest margin could fall by 12 basis points, which results in a decrease in income from operations before income taxes of $12 million over the same period. While the balance sheet has not changed significantly from December 31, 2000, the level of interest rates has impacted the measured interest rate risk. At December 31, 2000, a 100 basis point increase in rates would have improved net interest margin by 6 basis points, an increase in income of $6 million. Under the lower rate scenario, the net interest margin could fall by 7 basis points, which would have been a $7 million decrease in income. The difference between the periods is primarily due to some deposit rates beginning to hit floors at the lower level of rates while most assets continue to reprice in line with market rate changes. Thus, there is now a greater negative impact from declining rates.

The available for sale marketable securities are also analysed using value at risk. At December 31, 2001, the value at risk for the available for sale marketable securities portfolio was $7.8 million and had a weighted average duration of 0.09 years. For the year ended December 31, 2001, the value at risk on the available for sale marketable securities portfolio averaged $6.1 million and ranged between $4.2 million and $8.7 million. For the year ended December 31, 2000, the value at risk on the available for sale marketable securities portfolio averaged $3.8 million and ranged between $3.2 million and $4.7 million.

Another measure of interest rate risk, gap analysis, is the difference in asset and liability repricing on a cumulative basis within a specified time-frame. As set forth in the following table, at December 31, 2001 we had a short-term, relatively balanced, interest rate sensitive position, with a concentration in instruments that reprice and/or mature within a period of three months.

Interest Rate Sensitivity Position at December 31, 2001

	Interest Sensitivity Period in Months
	Total	0 to 3	4 to 6	7 to 12	13 to 24	Over 24
	(BD$ in millions)
Interest earning assets
Interest-earning deposits with banks	$3,519	$3,420	$47	$52	$—	$—
Available for sale securities	4,140	4,021	15	—	99	5
Trading securities	1,328	1,328	—	—	—	—
Loans	1,506	1,377	59	23	3	44

Total interest-earning assets	10,493	10,146	121	75	102	49

Interest bearing liabilities
Bermuda deposits	4,947	4,496	89	66	92	204
International deposits	4,698	4,666	14	18	—	—
Total interest-bearing liabilities	9,645	9,162	103	84	92	204

Interest rate sensitivity position		984	18	(9)	10	(155)

Cumulative interest rate sensitivity position		$984	$1,002	$993	$1,003	$848

Key assumptions in the simulation, value at risk and gap analysis models, include the timing of cash flows, maturities and repricing of financial instruments, changes in market conditions and deposit sensitivity. These assumptions are inherently uncertain and, as a result, the models cannot precisely estimate the effect on our net interest revenue and economic value of our assets arising from changes in interest rates. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions, among other factors.

Non-Trading Activities: Foreign Exchange Risk

As an international bank, we accept deposits from customers in currencies other than Bermuda and U.S. dollars. These deposits are generally reinvested as deposits with other banks or in marketable securities in the same currency in which the initial deposits are received. At December 31, 2001, we had foreign currency denominated assets of $2.8 billion and such foreign currency denominated liabilities of $2.7 billion. Since we generally maintain balanced positions in each currency, the risk associated with changes in foreign exchange rates is not significant. To the extent that customer deposits cannot be reinvested in the same currency, the foreign currency exposure is managed by our capital markets products division in a similar manner to our trading activities. This generally involves the use of foreign exchange forward contracts to manage any residual exposure. All such contracts are considered to be trading instruments and are marked to market daily. See “Risk Management—Market Risk—Trading Activities: Foreign Exchange Risk” on page 120 of this Item. For foreign currency denominated fixed interest securities, we may utilise risk management instruments such as swaps to convert foreign currency income streams into U.S. dollar income streams. These investments are then managed within our overall interest rate risk framework in the same manner as U.S. dollar denominated securities, as discussed below.

In certain overseas subsidiaries, we incur operating expenses in currencies other than our respective functional currencies. To minimise the variability in cash flows caused by foreign exchange rate risk, we use foreign currency forward contracts to hedge the foreign currency cash flow exposures. These contracts had a fair value of $0.2 million at December 31, 2001 and $0.2 million at December 31, 2000.

Some of our subsidiaries have functional currencies other than the Bermuda or U.S. dollar. We are exposed to foreign currency risk when reporting our financial position, as our financial statements are denominated in Bermuda dollars. The total value of shareholder’s equity for our subsidiaries that have functional currencies other than the Bermuda or U.S. dollar was $110.4 million at December 31, 2001. The cumulative unrealised translation loss for these subsidiaries at December 31, 2001 is $9.8 million. We do not hedge this exposure as we feel that the amount of loss is unlikely to be realised.

At December 31, 2001, we computed our net foreign exchange exposure to be a net long position of $15.9 million on a consolidated basis. This amount includes trading and non-trading activities, but excludes the foreign exchange exposure arising from our investment in overseas subsidiaries, discussed above. It also includes $11.4 million of foreign exchange forward contracts to hedge future expenses. This net amount represents 2.5% of our shareholders’ equity at December 31, 2001, which we believe is immaterial to our financial position. We do not believe that changes in exchange rates in the near term will have a material effect on our future earnings.

Liquidity Risk

Liquidity risk is managed through our capital markets products division and monitored in the corporate and subsidiary asset/liability committees. We have established policies that specify acceptable asset classes and investment parameters for those assets. We monitor our liquidity on a regular basis, to ensure that we are prepared for possible changes in circumstances. We also use informal lines of credit provided by interbank counterparties to meet daily cash needs.

Risk Management Instruments

We use derivative instruments, primarily interest rate swaps and futures contracts to reduce interest rate risk on our interest earning assets that have longer maturity or repricing dates than our interest bearing liabilities. We may also use derivative instruments to reduce foreign exchange risk by translating foreign currency cash flows into a currency where we have an offsetting exposure. Derivative contracts are contracts whose characteristics are derived from those of underlying assets, interest rates, foreign exchange rates or indices. We negotiate our derivative transactions with an approved counterparty, or we effect them on a recognised exchange. In addition, derivative instruments may be embedded within other instruments acquired.

Within our portfolios of marketable securities, we hold investments that are a combination of fixed rate instruments and an interest rate or a foreign currency swap. The effect of the swap is to translate the cash flows on an underlying security into cash flows that meet our interest rate risk requirements and match our currency exposures. Usually, these investments are in the form of a fixed rate security, with an attached swap that exchanges the fixed interest flows to floating U.S. dollar-denominated interest flows. Within our portfolios, we use interest rate swaps and interest rate futures to reduce durations of interest earning assets to ensure they are within our guidelines and overall risk management strategies. See Item 18, “Financial Statements,” Note 6.

Credit Risk

Credit risk is inherent in our client lending activities and our capital market activities. Management of credit risk is a primary responsibility of our client groups, with overall responsibility and oversight assigned to our credit risk management unit, which exercises this role through the established credit structure in accordance with policies established by our credit policy committee. The credit policy committee is chaired by the chief credit officer, who reports to our head of risk management. The credit policy committee provides oversight for various credit-related activities by establishing and monitoring credit-related policies and practices for our operations.

In addition to credit policies and guidelines, the credit policy committee determines the limits of lending authority that are delegated to the heads of the various credit portfolios, as well as the conditions under which these limits may be exercised. Upon the recommendation of the portfolio head, the chief credit officer may delegate limits to subordinates on the basis of need, experience and qualifications. Individual credit authority is limited to specified amounts, transaction types, and collateral structures within specified portfolios. Credit decisions involving commitment exposures in excess of the specified individual limits are approved by the credit approval manager within credit risk management and by the respective business head, depending on the transaction size.

Business units are responsible for assigning the risk ratings to obligors. Validating the consistency and accuracy of the risk ratings applied, and evaluating the business unit’s management of all loans are a key part of the periodic credit reviews performed by the credit review team. These reviews are conducted annually, or more often in certain cases. We have a credit review unit comprised of credit officers, reporting to the chief credit officer with direct access to the audit committee of the board of directors. They conduct on-site, in-depth credit reviews of all Bermuda and overseas lending units and issue written reports of their findings including a rating methodology of key elements of the reviewed portfolio, along with management comments from the lending unit reviewed. Frequently, review teams are supplemented by a guest reviewer from another business unit who joins the team for a specific review. This broadens the skills base of each review team and provides credit training for the guest reviewers. The credit risk management department tracks corrective action being taken by the relevant business units on an ongoing basis.

On a quarterly basis our credit risk management department examines impaired and delinquent loans to analyse the adequacy of specific provisions and adjusts provisions as they deem necessary, in accordance with our provisioning policies. The unit also plays an active oversight role and works with the lending units on an ongoing basis to establish remedial action strategies for impaired loans and monitors the implementation of those plans.

Capital Markets Products Credit Risk

Our day-to-day capital markets products operations include investments in money market and other debt instruments, interest rate and foreign exchange trading on behalf of clients and international money transfers. These activities give rise to substantial daily settlements between us and other financial institutions, in addition to the credit risk of the investment and money market portfolio. Counterparty limits are assigned and closely monitored by the capital markets credit team, which reports to the head of capital markets products and to the chief credit officer.

Global Custody Credit Risk

Our global custody operations also generate credit risk. Our GFS client base often invests in emerging markets and we believe that our experience in emerging market funds management is one of our key strengths. We have developed a comprehensive sub-custodial network for our emerging markets business. Sub-custodians are subject to strict selection criteria.

In these emerging markets, our clients, and not us, are responsible generally for these risks. Where we appoint a sub-custodian under the specific direction of the client, we will negotiate varying levels of liability. We do not accept liability for losses arising from political and sovereign events, war and insurrection or acts of God unless the client can demonstrate that we failed to make reasonable efforts to protect the client’s assets. In addition, we do not accept liability for any loss caused by reason only of the liquidation, bankruptcy or insolvency of any agent, sub-custodian or delegate that is not affiliated with us.

Country Risk

The credit risk management unit has overall responsibility for the management and monitoring of country risk exposures, as well as establishing appropriate policies and guidelines. In addition, individual overseas offices have responsibility for monitoring exposures within specific regions.

Operating Risk

Operating risk is the exposure created by deficiencies in information systems, business processes or internal controls that may result in an unexpected loss. External events may also directly or indirectly create an operating risk. The time horizon for this type of risk is wide and often difficult to quantify. Losses may affect business relationships, which could result in legal or regulatory actions. Operating risks can give rise to credit and market risk in certain circumstances.

Management of operating risk is the responsibility of our business heads and senior management. The risk management team provides direct assistance and oversight on controls and internal processes. These controls are subject to day-to-day oversight by compliance staff and periodic review from our internal audit group. We also seek to manage this risk by having procedure manuals, different levels of transaction verification, and appropriate separation of responsibilities. To minimise the impact of operational risk and other unexpected events, we buy insurance at levels we believe to be appropriate for our business.

Item 12.    Description of Securities Other than Equity Securities

None.

PART II

Not applicable.

PART III

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

See pages F-1 through F-35.

Item 19.    Exhibits

Exhibit Index

Exhibit No.	Description of Document
1.1	Bank of Bermuda Act.

1.2	Bye-laws of the Bank.

2.1	Specimen Common Share Certificate of the Registrant.

3.1	Rights Agreement, dated December 10, 1997.

8.1	Subsidiaries of the Registrant.

10.1	Consent of KPMG.

10.2	Consent of Conyers, Dill & Pearman.

THE BANK OF BERMUDA

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Shareholders
The Bank of Bermuda Limited

We have audited the accompanying consolidated balance sheets of The Bank of Bermuda Limited and subsidiaries as of 31 December 2001 and 31 December 2000 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended 31 December 2001, the six month period ended 31 December 2000 and for each of the years in the two-year period ended 30 June 2000. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Bermuda Limited and subsidiaries, as of 31 December 2001 and 31 December 2000, and the results of its operations and its cash flows for the year ended 31 December 2001, the six month period ended 31 December 2000 and each of the years in the two-year period ended 30 June 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG
Chartered Accountants
Hamilton, Bermuda
25 January 2002

CONSOLIDATED BALANCE SHEET

(In BD$ thousands)	31 December 2001	31 December 2000
Assets
Cash and deposits with banks
Interest-earning	3,519,613	4,798,085
Non-interest earning	50,392	52,179

Total cash and deposits with banks	3,570,005	4,850,264
Marketable securities (Note 2)
Available for sale	4,139,700	4,105,975
Trading	1,328,175	587,787
Loans, less allowance for loan losses (Note 3)	1,477,577	1,514,019
Premises, equipment and computer software (Note 4)	139,104	137,281
Accrued interest	36,167	73,418
Other assets	117,291	105,015

Total Assets	10,808,019	11,373,759

Liabilities
Customer deposits
Non-interest bearing	298,303	272,634
Interest bearing
Bermuda	4,946,877	5,091,633
International	4,698,286	5,145,655

Total customer deposits	9,943,466	10,509,922
Accrued interest	17,676	39,262
Other liabilities	217,494	198,128

Total Liabilities	10,178,636	10,747,312

Shareholders’ Equity (Note 5)
Common share capital, $1 par:
Authorised shares—140,000,000 Outstanding shares, 31 December 2001—29,919,878 (31 December 2000—29,979,468)	29,920	27,227
Share premium	422,248	304,679
Retained earnings	197,495	293,936
Accumulated other comprehensive income/(loss)	(20,280)	605

Total Shareholders’ Equity	629,383	626,447

Total Liabilities and Shareholders’ Equity	10,808,019	11,373,759

See accompanying notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(In BD$ thousands, except per share data)	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
Revenue
Non-interest income
Trust and related services	148,109	68,124	129,447	111,886
Investment services	40,736	22,219	42,146	30,232
Foreign exchange earnings	42,394	21,502	37,726	33,118
Banking services	24,395	12,208	24,918	21,534
Other non-interest income	1,343	330	437	1,026

Total non-interest income	256,977	124,383	234,674	197,796

Interest income
Deposits with banks	159,091	113,880	216,470	284,753
Loans	104,171	68,851	120,116	87,747
Marketable securities (Note 2)	223,950	144,850	221,667	140,447

Total interest income	487,212	327,581	558,253	512,947
Interest expense	289,538	222,816	376,044	369,061

Net interest income	197,674	104,765	182,209	143,886
Provision for loan losses (Note 3)	2,662	2,589	916	374

Net interest income, after provision for loan losses	195,012	102,176	181,293	143,512
Other income/(loss) (Note 11)	(1,936)	6,441	5,207	10,416
Gains/(losses) on marketable securities (Note 2)	(6,245)	(12,967)	(2,162)	2,213

Total Revenue	443,808	220,033	419,012	353,937

Operating Expenses
Salaries	161,359	81,608	153,645	131,599
Pension and staff benefits (Note 8)	51,858	26,566	48,586	45,104
Property	28,613	13,514	26,488	27,612
Systems and communications	39,800	16,693	34,754	31,739
Corporate, marketing and other (Note 7)	95,330	23,695	41,347	39,319

Total Operating Expenses	376,960	162,076	304,820	275,373

Net income from operations, before income taxes	66,848	57,957	114,192	78,564
Income taxes (Note 13)	6,771	3,228	8,138	4,928

Net income from operations, after income taxes	60,077	54,729	106,054	73,636
Cumulative effect of a change in accounting Principle (Notes 1 and 6)	—	1,517	—	—

NET INCOME	60,077	56,246	106,054	73,636

Earnings per share (Note 14)
Basic	2.00	1.87	3.61	2.59
Diluted	1.91	1.81	3.53	2.52

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In BD$ thousands)	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
Common Share Capital
Issued and outstanding at beginning of period— 29,979,468 shares (31 December 2000—30,045,103; 30 June 2000— 28,452,880; 30 June 1999—28,423,856)	27,227	23,861	20,205	20,176
Dividend reinvestment	118	133	201	117
Stock dividend	2,752	3,432	2,064	—
Warrant conversion	—	—	1,246	22
Issued under executive and employee share plans	267	55	152	32
Return of shares through dividend	—	—	—	(35)
Shares held by affiliates	13	(254)	(7)	(107)
Shares repurchased and cancelled	(457)	—	—	—

Issued and outstanding at end of period–29,919,878 shares (31 December 2000—29,979,468; 30 June 2000—30,045,103; 30 June 1999—28,452,880)	29,920	27,227	23,861	20,205

Share Premium
Balance at beginning of period	304,679	180,073	85,551	82,791
Dividend reinvestment	5,667	5,204	5,886	3,694
Stock dividend	123,234	128,049	59,848	—
Warrant conversion	—	—	26,950	534
Issued under executive and employee share plans	5,711	530	4,906	1,052
Return of shares through dividend	—	—	—	(1,168)
Shares held by affiliates	1,794	(9,177)	(3,068)	(1,352)
Shares repurchased and cancelled	(18,837)	—	—	—

Balance at end of period	422,248	304,679	180,073	85,551

Retained Earnings
Balance at beginning of period	293,936	398,153	381,405	333,864
Net income for period	60,077	56,246	106,054	73,636

	354,013	454,399	487,459	407,500
Cash dividends on common shares	(29,912)	(28,339)	(29,419)	(23,920)
Stock dividend	(126,606)	(132,124)	(61,912)	—
Shares held by affiliates	—	—	2,025	(2,175)

Balance at end of period	197,495	293,936	398,153	381,405

Accumulated Other Comprehensive Income/(Loss)
Net unrealised gains/(losses) on available for sale securities	(10,604)	7,473	8,344	(427)
Net unrealised losses on translation of net investment in foreign operations	(9,830)	(7,103)	(6,398)	(2,622)
Accumulated net gains on cash flow hedges	154	235	—	—

Balance at end of period	(20,280)	605	1,946	(3,049)

Total Shareholders’ Equity	629,383	626,447	604,033	484,112

Comprehensive Income
Net income	60,077	56,246	106,054	73,636
Change in unrealised gains/(losses) on available for sale securities	(18,077)	(871)	8,771	(5,575)
Change in unrealised losses on translation of net investment in foreign operations	(2,727)	(705)	(3,776)	(4,591)
Net gains/(losses) on cash flow hedges	(81)	235	—	—

Total Comprehensive Income	39,192	54,905	111,049	63,470

See accompanying notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(In BD$ thousands)	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
Operating Activities
Net income for the period	60,077	56,246	106,054	73,636
Items not affecting cash and cash equivalents
Depreciation and amortisation	23,689	9,322	19,982	16,648
Premium/(discount) on available for sale securities	(903)	600	711	620
(Gains)/losses on available for sale securities	(293)	13,961	957	169
Change in carrying value of investment in affiliate	11,533	—	—	—
Gain on sale of subsidiary	(1,970)	(2,835)	—	—
Provision for loan losses	2,662	2,589	916	374
Cumulative effect of a change in accounting principle	—	(1,517)	—	—

	94,795	78,366	128,620	91,447
Net change in trading account securities	(740,388)	16,896	28,115	376,294
Change in other assets and liabilities—net	18,936	1,958	(65,219)	49,365

Cash (used in)/provided by Operating Activities	(626,657)	97,220	91,516	517,106

Investing Activities
Additions to premises, equipment and computer software—net	(24,501)	(12,175)	(24,675)	(24,135)
Loans—net	33,780	64,302	(144,515)	(487,387)
Proceeds on sale and maturity of available for sale securities	1,685,581	270,135	904,729	1,278,770
Purchase of available for sale securities	(1,745,817)	(1,007,988)	(1,443,355)	(1,975,929)
Investment in affiliate	(4,233)	(3,300)	(2,000)	(2,000)
Proceeds on sale of subsidiary	4,250	3,000	—	—
Change in payable under securities lending agreements	50	(6,509)	(42,511)	(719,866)

Cash used in Investing Activities	(50,890)	(692,535)	(752,327)	(1,930,547)

Financing Activities
Change in demand and term deposit liabilities	(566,456)	1,031,329	747,061	(737,830)
Change in common shares—net	(6,344)	(4,152)	38,291	2,789
Cash dividends	(29,912)	(28,339)	(29,419)	(23,920)

Cash (used in)/provided by Financing Activities	(602,712)	998,838	755,933	(758,961)

Net (decrease)/increase in cash and deposits	(1,280,259)	403,523	95,122	(2,172,402)
Cash and deposits at beginning of period	4,850,264	4,446,741	4,351,619	6,524,021

Cash and deposits at end of period	3,570,005	4,850,264	4,446,741	4,351,619

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	311,124	214,844	378,171	377,507
Amount of income tax paid in the period	8,476	3,489	5,189	7,743

See accompanying notes to Consolidated Financial Statements

1    SIGNIFICANT ACCOUNTING POLICIES

General

These financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified.

Change in Fiscal Year End

On 20 September 2000, the Bank’s shareholders approved the change in the Bank’s fiscal year end from 30 June to 31 December.

Basis of Consolidation

The consolidated financial statements include, on a line-by-line basis, the accounts and results of operations of all wholly owned subsidiaries. Inter-company transactions are eliminated on consolidation.

Investments in affiliates which are less than majority owned but more than 20% owned are accounted for under the equity method of accounting. The Bank’s proportionate share of the income or loss of such affiliates is included in the Consolidated Statement of Income.

Comparative Figures

Comparative figures are restated wherever necessary to conform to the current period presentation. On 1 July 1999, the Bank adopted United States generally accepted accounting principles (US GAAP). Comparative figures in the financial statements and related notes have been restated in accordance with US GAAP.

Foreign Currency Translation

Assets and liabilities denominated in US dollars are translated into Bermuda dollars at par. Other foreign currency assets and liabilities are translated into Bermuda dollars at rates of exchange prevailing on the balance sheet date, except for non-monetary assets and liabilities which are translated at their historical rate. Revenues and expenses are translated at the rate ruling on the day of the transaction or the average daily rates. Realised and unrealised gains and losses are included in foreign exchange earnings.

The assets and liabilities of foreign currency based subsidiaries are translated at the rates of exchange prevailing on the balance sheet date. Unrealised translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders’ equity within accumulated other comprehensive income. Such gains and losses are recorded in the Consolidated Statement of Income only when realised.

Marketable Securities

Debt and equity securities classified as available for sale are reported at fair value with unrealised gains and losses included as a separate component of shareholders’ equity within accumulated other comprehensive income. Gains or losses on sales of available for sale securities are computed based on the specific identification method and are reported separately in the Consolidated Statement of Income.

Trading account assets are carried at fair value with unrealised gains and losses included in the Consolidated Statement of Income as they arise.

Loans

Loans are stated net of any related allowance for credit losses.

Interest income is accounted for on the accrual basis except on loans classified as impaired. A loan is considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which collection is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection. Impaired loans are placed on a non-accrual basis and related interest is recorded in income only when received.

Assets that are acquired in satisfaction of impaired loans are recorded at the lower of fair value at the date of foreclosure or the carrying value of the loan and are included in other assets on the Consolidated Balance Sheet. Any excess of the carrying value of the loan over the fair value of the asset acquired is written off in the current period to the allowance for loan losses.

Loan origination fees, including loan restructuring or renegotiating fees, are deferred and amortised to non-interest income over the term of the loan. Commitment fees are treated on the same basis if there is a reasonable expectation that the commitment will be called upon and will result in a loan; otherwise, the fees are deferred and amortised to income over the term of the commitment. Commitment fees on revolving lines of credit are determined retrospectively each quarter based upon the unused line of credit in the previous period and are recognised in income at that time.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for both known losses and as yet unidentified losses existing in the loan portfolios at the balance sheet date.

The Bank employs a risk rating methodology for all commercial, corporate, and secured short-term investment loans. Consumer and personal loans, mortgages and credit cards are not risk rated. Risk rated loans that have been graded “substandard” or “doubtful” are assessed for impairment by comparing the book value of each such loan to its current value determined through discounted cash flow analysis, an assessment of the realisable value of collateral, or by the loan’s fair value. Identified shortfalls in value are set up as specific provisions against these assets. Where specific provisions are deemed to be required for substandard loans, such loans are reclassified as doubtful. Significant impaired consumer and personal loans and mortgages are also individually assessed for impairment and the need for a specific reserve.

A general reserve is also established to absorb credit losses inherent in the portfolio, which have not yet been specifically identified. A general reserve is established for risk rated loans and non-risk rated loans. Estimated historic loss rates for each risk rating are adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth, and portfolio management. Adjusted loss factors are applied to the portfolio balance, excluding identified impaired loans, for each risk rating. General reserves are established for the non-risk rated portfolio with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth, and changes in underwriting criteria. Impaired assets that warrant a specific reserve are excluded from the loans subject to this general reserve analysis. To reflect concentrations in the portfolio and any imprecision in the allowance methodology, an additional amount is included in general reserves that represents management’s judgments of inherent losses within the portfolio which have not otherwise been identified or measured in this analysis.

All significant consumer and personal loans and mortgages and all risk rated loans are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance. Consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance when received.

The amount of the provision for loan losses which is charged to the Consolidated Statement of Income is the amount required to bring the allowance to the level management determines is needed to absorb all loan losses inherent in the Bank’s portfolios. Because the allowance for loan losses is based on estimates, ultimate losses may vary from the current estimates.

Premises, Equipment, and Computer Software

Premises, equipment, and computer software are stated at cost less accumulated depreciation. Depreciation, including amortisation, is charged on a straight line basis over the following estimated useful lives of the assets: buildings—40 years; furniture and fixtures—5 to 7 years; equipment—3 to 5 years; computer software—3 years. In the case of leasehold improvements, depreciation is charged over the shorter of the estimated useful life of the asset or the term of the lease.

The Bank’s policy is to capitalise only those costs relating to systems development projects that provide significant functionality enhancements and which result in operational efficiencies and/or incremental revenue streams. The Bank follows the AICPA Statement of Position (SOP) 98-1—Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the capitalisation of certain costs relating to internal-use software development projects. Capitalised costs include those payroll and payroll-related costs of employees directly involved in these development activities. All other internal software costs are expensed as incurred.

Intangible Assets

Goodwill, arising from the excess of purchase price over the fair value of net assets of acquired businesses, is amortised using the straight-line method over its estimated useful life. Goodwill is periodically reviewed and is adjusted downward if it is determined to be impaired. Goodwill is recorded in other assets in the Consolidated Balance Sheet.

Derivative Instruments and Hedging Activities

The Bank enters into interest rate and foreign exchange swaps, futures, forwards, and options as part of its overall risk management activities, as an intermediary for customers, and to generate income. Instruments used as part of the Bank’s overall risk management activities are designated as risk management instruments while all others are designated as client related or trading instruments.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133—Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000, the FASB issued SFAS No. 138—Accounting for Certain Derivative Instruments and Certain Hedging Activities, and Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 (the standards) require that all derivative instruments be recorded on the balance sheet at their respective fair values. The standards are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Bank adopted the standards on 1 July 2000.

In accordance with the transition provisions of the standards, a net gain of $1.5 million was transferred from Accumulated Other Comprehensive Income through a cumulative-effect-type adjustment to consolidated net income on 1 July 2000. The $1.5 million transition adjustment is made up of the cumulative unrealised gains and losses on derivatives, together with the cumulative unrealised losses and gains on the hedged marketable securities (to the extent of an offsetting adjustment for the related derivative instruments) that existed at 30 June 2000. The gross gains and losses transferred for the derivatives were $50.5 million and $10.9 million, respectively. The gross losses and gains transferred for the hedged marketable securities were $49.0 million and $10.9 million, respectively.

Those derivatives that did not qualify for hedge accounting under the standards were transferred to the trading portfolio on 1 July 2000 along with the associated marketable securities. The fair value of the derivatives and associated marketable securities transferred was $106.7 million at that date. The net unrealised gain relating to these derivatives and securities recognised in net income at the date of transfer was $25,000 and this amount is included in the transition adjustment discussed in the preceding paragraph.

All derivatives are recognised on the Consolidated Balance Sheet at their fair value. On the date the derivative contract is entered into, the Bank designates the derivative as either a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (fair value hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognised asset or liability (cash flow hedge), a foreign currency, fair value, or cash flow hedge (foreign currency hedge), or a held for trading (trading) instrument. The Bank formally documents all relationships between the hedging instruments and the hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the inception of each hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Bank discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognised firm commitment that is attributable to the hedged risk are recorded in the Consolidated Statement of Income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item or the forecasted transaction. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either the Consolidated Statement of Income or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. Changes in the fair value of derivative trading instruments are reported in the Consolidated Statement of Income.

The Bank discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the Consolidated Balance Sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the Consolidated Balance Sheet and recognises any gain or loss in the Consolidated Statement of Income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Bank continues to carry the derivative on the Consolidated Balance Sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognised immediately in the Consolidated Statement of Income. In all other situations in which hedge accounting is discontinued, the Bank continues to carry the derivative at its fair value on the Consolidated Balance Sheet, and recognises any subsequent changes in its fair value in the Consolidated Statement of Income.

Futures contracts are held within the trading portfolio to manage the duration of certain securities held. These contracts are marked to market and all gains and losses are included in the Consolidated Statement of Income.

Foreign exchange spot and forward contracts entered into to meet clients’ needs are marked to market and all gains and losses are included in foreign exchange earnings. Any other trading instruments are marked to market and all gains and losses are recorded in the Consolidated Statement of Income.

Prior to the adoption of the standards on 1 July 2000, the Bank accounted for its risk management instruments as follows:

Net accrued interest receivable/payable on interest rate and foreign currency swaps was recorded as other assets and liabilities as appropriate. The unrealised gains or losses on such swaps were recognised in a manner which was consistent with the method of accounting for the hedged items. Unrealised gains or losses on swaps used to hedge available for sale securities were reported as a separate component of shareholders’ equity within accumulated other comprehensive income.

Risk management swaps were assigned to hedge a specific asset or liability and reduced the Bank’s interest rate or foreign currency risk. They also achieved their intended objective of converting the yield on the hedged asset or liability to the desired rate. This criterion was assumed to have been met if the interest rate on the hedged asset or liability was identical to the offsetting interest rate on the swap. In addition, the notional amount of the swap must have been less than or equal to the par amount of the item being hedged. If a risk management swap was terminated or no longer met the criteria described above, any unrealised gain or loss existing at that time was deferred and amortised over the remaining original hedge period. Any subsequent changes in value of the swap were recorded within gains/(losses) on marketable securities in the Consolidated Statement of Income.

Assets Held in Trust or Custody and Related Fees

Fees from trust and custody activities are recorded on the accrual basis. Securities and properties (other than cash and deposits with the Bank and its subsidiaries) held in a trust, custody, agency or fiduciary capacity for customers are not included in the Consolidated Balance Sheet as such assets are not the property of the Bank or its subsidiaries.

Earnings Per Share

Earnings per share presented in the Consolidated Statement of Income is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the maximum dilution of current earnings that potential conversions of warrants and exercises of options would have caused had they occurred during the period.

Income Taxes

The Bank determines its income tax expense and liability under the provisions of SFAS No.109—Accounting for Income Taxes. Under the asset and liability method of SFAS No.109 deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No.109, the effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date.

Recent Accounting Pronouncements

FASB Statement Number 140—Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of SFAS Statement No. 125.

In September 2000, the FASB issued Statement Number 140—Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of SFAS Statement No. 125.

This statement revises the standards for accounting for securitisations and other transfers of financial assets and collateral and requires certain disclosures. However, most of the provisions of SFAS No. 125 have been carried over without change.

The Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after 31 March 2001. It was also effective for recognition and reclassification of collateral and for disclosures relating to securitisation transactions and collateral for fiscal years ending after 15 December 2000. The adoption of this standard did not have a significant impact on the Bank’s financial reporting.

FASB Statement Number 141—Business Combinations and FASB Statement Number 142—Goodwill and Intangible Assets.

In July 2001, the FASB issued Statement Number 141—Business Combinations and Statement Number 142—Goodwill and Intangible Assets. These statements will change how the Bank will account for business combinations and for purchased goodwill and other intangible assets that arise from these combinations. The Bank will adopt the new standards on 1 January 2002.

The standards require that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill will no longer be amortised but will be subject to impairment tests on at least an annual basis. As at 31 December 2001, the Bank is carrying goodwill of $12.1 million. Goodwill amortisation for the year ended 31 December 2001 was $1.0 million. When the Bank adopts this new standard, goodwill will not be amortised, but instead will be analysed for impairment annually.

FASB Statement Number 143—Accounting for Asset Retirement Obligations

In October 2001, the FASB issued Statement Number 143—Accounting for Asset Retirement Obligations. This standard applies to legal obligations that are associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. The statement is effective for fiscal years beginning after 15 June 2002, with earlier application encouraged. The adoption of this standard will not have a significant impact on the Bank’s financial reporting.

FASB Statement Number 144—Accounting for the Impairment or Disposal of Long-lived Assets

In October 2001, the FASB issued Statement Number 144—Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement is effective for fiscal years beginning after 15 December 2001. The adoption of this standard will not have a significant impact on the Bank’s financial reporting.

2    MARKETABLE SECURITIES

The following table summarises the amortised cost and fair values of available for sale securities at:
	31 December 2001				31 December 2000
		Unrealised				Unrealised
	Amortised Cost	Gains	Losses	Fair Value	Amortised Cost	Gains	Losses	Fair Value
	(In BD$ thousands)
US government & agencies	671,753	712	(1,359)	671,106	730,385	635	(951)	730,069
Other governments & agencies	127,145	182	(446)	126,881	315,776	734	(480)	316,030
Corporate debt	3,255,889	350	(15,265)	3,240,974	2,900,249	990	(7,612)	2,893,627
Mutual fund/equity Investments	95,517	8,942	(3,720)	100,739	152,092	19,353	(5,196)	166,249

Total	4,150,304	10,186	(20,790)	4,139,700	4,098,502	21,712	(14,239)	4,105,975

Investments in asset-backed and mortgage-backed securities comprised $649 million (31 December 2000—$709 million) of the total fair value of US government and agency holdings and $108 million (31 December 2000—$418 million) of the total corporate holdings as at 31 December 2001. At 31 December 2001, investments in asset-backed and mortgage-backed securities had gross unrealised gains of $1 million (31 December 2000—$1 million) and gross unrealised losses of $12 million (31 December 2000—$2 million).

The following table presents the maturity distribution of the available for sale securities at 31 December 2001:

	Amortised Cost	Fair Value
	(In BD$ thousands)
Due in one year or less	535,302	535,222
Due after one year through five years	2,779,664	2,767,783
Due after five years through ten years	191,448	188,085
Due after ten years	548,373	547,871

Sub-total	4,054,787	4,038,961
Mutual fund/equity investments	95,517	100,739

Total	4,150,304	4,139,700

Actual maturities may differ from the above table as certain borrowers may prepay their obligations without penalty.

Gains/(losses) on marketable securities for the period include the following amounts in relation to securities classified as available for sale:

•
Gross realised gains of $2.5 million (six months ended 31 December 2000—$0.6 million; years ended: 30 June 2000—$1.8 million; 30 June 1999—$nil) and gross realised losses of $3.4 million (six months ended 31 December 2000—$0.1 million; years ended: 30 June 2000—$0.3 million; 30 June 1999—$0.2 million) on the sale of debt securities, and

•
Net realised gains of $7.6 million (six months ended 31 December 2000—gains of $1.9 million; years ended: 30 June 2000—losses of $2.5 million; 30 June 1999—losses of $0.5 million) on the sale of equity securities, and

•
A charge of $1.3 million (31 December 2000—$2.5 million) for the other than temporary impairment of an asset backed security and charges of $4.0 million (31 December 2000—$14.0 million) for other than temporary declines in the values of certain equity investments.

Also included within gains (losses) on marketable securities are net unrealised losses of $0.1 million (six months ended 31 December 2000—unrealised gains of $6.3 million; years ended: 30 June 2000—unrealised losses of $2.7 million; 30 June 1999—unrealised loss of $2.6 million) on trading securities.

Interest on marketable securities includes $33.0 million (six months ended 31 December 2000—$18.9 million; years ended: 30 June 2000—$30.0 million; 30 June 1999 – $15.2 million) on trading account securities.

3    LOANS AND ALLOWANCE FOR LOAN LOSSES

The following is an analysis of loans and the allowance for loan losses by category and by location of ultimate risk at:

	31 December 2001	31 December 2000
	(In BD$ thousands)
Commercial loans—Bermuda	174,421	204,369
Personal loans—Bermuda	161,641	160,738
Commercial & personal loans—international	145,467	234,612
Secured short-term investment loans	243,526	180,763
Mortgages	780,133	759,554

Total loans	1,505,188	1,540,036
Less allowance for loan losses	27,611	26,017

Net loans	1,477,577	1,514,019

Commercial and personal loans are predominantly secured by deposits, deeds to property and shares or other assets of individuals or companies. Secured short-term investment loans are generally limited to amounts less than 25% of the borrower’s investment portfolio and are primarily issued to international clients. A substantial majority of mortgages are issued in Bermuda and represent first mortgages which are callable on 90 days notice.

The following is an analysis of impaired loans and the related specific allowance for loan losses included in loans at:

	31 December 2001			31 December 2000
	Gross	Allowance	Net	Gross	Allowance	Net
	(In BD$ thousands)
Commercial loans—Bermuda	6,356	3,517	2,839	5,286	3,234	2,052
Personal loans—Bermuda	4,361	2,115	2,246	4,217	3,410	807
Commercial & personal loans—international	—	—	—	860	860	—
Secured short-term investment loans	228	228	—	228	228	—
Mortgages	14,774	1,612	13,162	12,843	1,772	11,071

Total	25,719	7,472	18,247	23,434	9,504	13,930

At 31 December 2001, the amount of gross interest income (less interest recoveries received in the current year) that would have been recorded had non-accrual loans been current was $0.9 million (six months ended 31 December 2000—$0.9 million; years ended: 30 June 2000—$2.5 million; 30 June 1999—$0.8 million). The average balance of impaired loans during the year ended 31 December 2001 was $24.0 million (six months ended 31 December 2000—$23.3 million; years ended: 30 June 2000—$30.0 million; 30 June 1999—$31.0 million).

The following is an analysis of the movement in the total allowance for loan losses:

	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
Opening balance	26,017	24,243	30,025	26,697
Acquisition of Bermuda Home	—	—	—	3,233
Provided from income	2,662	2,589	916	374
Loans written off and other	(2,935)	(973)	(6,889)	(876)
Loan recoveries	1,867	158	191	597

Closing balance	27,611	26,017	24,243	30,025

4    PREMISES, EQUIPMENT, AND COMPUTER SOFTWARE

The following is an analysis of premises, equipment, and computer software at:

	31 December 2001			31 December 2000
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
	(In BD$ thousands)
Land and buildings	142,244	43,074	99,170	102,430
Equipment	97,103	64,397	32,706	27,204
Computer software	23,473	16,245	7,228	7,647

Total	262,820	123,716	139,104	137,281

Depreciation of premises, equipment, and computer software, including amortisation of leasehold improvements, amounted to $22.7 million for the year ended 31 December 2001 (six months ended 31 December 2000—$8.8 million; years ended: 30 June 2000—$19.1 million; 30 June 1999—$16.3 million).

5    SHAREHOLDERS’ EQUITY

The Bank’s authorised and issued common share capital are shown on the Consolidated Balance Sheet.

The Board of Directors implemented a Shareholder Rights Plan effective for shareholders and optionholders of record as at 12 December 1997. Under the shareholder rights plan, each shareholder and optionholder is entitled, under certain circumstances following a person’s acquisition of 15% or more of the Bank’s shares, to purchase additional shares of the Bank at half their market price. The shareholder rights plan is designed as a protective measure to discourage a third party from obtaining a significant investment in the Bank without the approval of the Board of Directors.

The Bank’s warrant programme expired 31 January 2000. At that time, all remaining outstanding warrants were converted to shares (at a ratio of 1 warrant to 1.38 shares) at an exercise price of $18.08 per share. At 31 December 2000 there were nil warrants outstanding (30 June 2000—nil; 30 June 1999—1,307,605 warrants).

In September 1999, the Bank distributed a 1-for-10 (10%) stock dividend to shareholders of record on 31 August 1999. In August 2000, the Bank distributed a 1-for-7 (14.29%) stock dividend to shareholders of record on 18 August 2000. In January 2002, the Bank distributed a 1-for-10 (10%) stock dividend to shareholders of record on 31 December 2001. All prior period share and per share amounts have been restated to reflect the stock dividends.

6    FINANCIAL INSTRUMENTS

Fair value hedge of interest rate risk and/or foreign currency risk

The Bank holds fixed rate marketable securities that are designated as available for sale securities under SFAS No. 115—Accounting for Certain Investments in Debt and Equity Securities. Certain of these securities are denominated in foreign currencies.

Management believes that it is prudent to hedge its exposure to changes in the fair value of fixed rate instruments due to movements in the benchmark interest rate and movements in exchange rates. The benchmark interest rate is the three-month Libor rate for the currency of the instrument. Management identifies and monitors interest rate risk for each large subsidiary and for the Bank as a whole. Interest rate risk is assessed by quantifying exposures, through the use of fundamental and technical analyses and by identifying any offsetting positions. The Bank’s capital markets products division is responsible for foreign exchange risk management on a Bank-wide basis. Foreign exchange guidelines are set and monitored in quantitative terms, using value at risk and absolute limits, as appropriate for the underlying instrument class.

To hedge these risks, the Bank enters into risk management contracts such as interest rate and foreign currency swaps that have the effect of turning the fixed rate income stream (which may be denominated in non-US dollars) into a floating rate US dollar income stream.

Each swap contract is acquired with the underlying fixed rate marketable security as a package. The swaps are structured so the terms of the pay side are the same as the terms of the security, that is; notional amount, currency, payment frequency, maturity date, payment dates and coupon are matched. The receive side of the swap is indexed to the relevant currency Libor with re-pricing sufficiently frequent to remain at the market rate. At the inception of the swap contract hedge effectiveness is assessed on a prospective basis and management reviews the ongoing effectiveness of the hedges on a retrospective basis each quarter. The cumulative change of both the value of the swap and the value of the related security due to the hedged risk are examined to ensure that effectiveness is maintained.

For the year ended 31 December 2001 a net loss of $343,000 (six months ended 31 December 2000—net gain of $307,000), was recognised in gains/(losses) on marketable securities, representing the amount of hedge ineffectiveness for the period.

At 31 December 2001, interest rate and foreign currency swaps had a fair value of $4.9 million (31 December 2000—$27.8 million).

Cash flow hedge of foreign currency risk

The Bank and its subsidiaries incur expenses in currencies other than their respective functional currencies; as a result the Bank’s cash flows are exposed to foreign currency risks.

Management believes it is prudent to minimise the variability in cash flows caused by foreign currency risk. The Bank’s hedging strategy is to use foreign currency forward contracts to hedge this foreign currency cash flow exposure. This is achieved by entering into forward exchange agreements using the Bank’s or subsidiaries’ functional currency to match exact amounts of specified forecasted foreign currency denominated expenses that could affect reported consolidated net income. The expenses include salaries, interest and other operating expenses payable to external parties.

Management assesses foreign currency cash flow risk by regularly identifying and monitoring changes in foreign exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. On a monthly basis, the hedged transactions are reviewed in order to determine that the hedged transactions remain probable.

Changes in the value of forward contracts designated as and qualifying as cash flow hedges of forecasted operating expenses are reported initially in accumulated other comprehensive income. The gains and losses are reclassified into the Consolidated Statement of Income, as a component of operating expenses or interest expense, as appropriate, in the same period as the underlying expenses affect consolidated net income.

For the year ended 31 December 2001 $nil (six months ended 31 December 2000—$nil) was recognised in the Consolidated Statement of Income, which represents the amount of hedge ineffectiveness during the period.

At 31 December 2001, it is expected that $154,000 (31 December 2000—$235,000) of gains recorded in accumulated other comprehensive income relating to the fair value of foreign currency forward contracts will be expensed during the subsequent year, as the Bank records the previously hedged interest and operating expenses. At 31 December 2001, the maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted expenses is 5 months (31 December 2000—8 months).

Instruments not qualifying as hedging instruments

At 31 December 2000, the Bank had entered into certain swap agreements for the purpose of hedging interest rate and/or foreign currency risks on its fixed rate marketable securities that did not qualify as effective hedges under the rules promulgated by SFAS No. 133 and 138. These swaps and the related fixed rate marketable securities were classified as trading and both were recorded at fair value. The Bank held no such swap agreements at 31 December 2001.

Other derivative instruments

Interest rate futures contracts are held in the trading portfolio in order to reduce the overall duration of certain assets for risk management purposes. At 31 December 2001, interest rate futures contracts with a fair value of $(1.5) million (31 December 2000—$(0.2) million) were held in the trading portfolio.

The Bank also uses foreign exchange over-the-counter contracts to meet the financing needs of its customers and to increase revenue. These contracts are generally closed out with offsetting contracts with other banks. At 31 December 2001, such open foreign exchange contracts had an unrealised gain of $2.8 million (31 December 2000—$0.6 million). Total revenue derived from client activity for the period was $37.9 million (six months ended 31 December 2000—$19.2 million; years ended: 30 June 2000—$32.8 million; 30 June 1999—$28.5 million) which is included in foreign exchange earnings in the Consolidated Statement of Income. Proprietary trading income for the year ended 31 December 2001 was $4.5 million (six months ended 31 December 2000—$1.2 million; years ended: 30 June 2000—$4.0 million; 30 June 1999—$5.9 million).

In entering into these financial instruments the Bank incurs credit and/or position risk. The Bank’s policy is primarily to use exchange-traded instruments which greatly reduces credit risk. Any credit exposure, measured as the unrealised gains on these instruments, is minimised by Bank policies which only allow contractual relationships with strong financial institutions. Current credit exposure is the amount of loss that the Bank would suffer if every counterparty to which the Bank was exposed were to default at once, which is represented by the fair value of all outstanding contracts. Position risk is the risk of fluctuation in the fair value of financial instruments and is managed centrally within the Bank’s capital markets products division.

7    COMMITMENTS, CREDIT RELATED ARRANGEMENTS AND CONTINGENCIES

Commitments

Rental expense for premises leased on a long-term basis for the year ended 31 December 2001 amounted to $9.8 million (six months ended 31 December 2000—$4.7 million; years ended: 30 June 2000—$9.3 million; 30 June 1999—$12.3 million).

Payments due for premises rented under long-term leases at 31 December 2001 are:

Years	(In BD$ thousands)
2002	10,286
2003	6,779
2004	4,557
2005	3,610
2006	3,610
2007 & thereafter	21,457

Credit Related Arrangements

In the normal course of business, the Bank enters into various commitments to meet the credit requirements of its customers. Such commitments, which are not included in the Consolidated Balance Sheet, include:

a)  Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financing for specific amounts and maturities, subject to certain conditions.

b)  Guarantees and standby letters of credit, which represent irrevocable obligations to make payments to third parties in the event that a customer is unable to meet their financial obligations, and documentary and commercial letters of credit, which represent agreements to honour drafts presented by third parties upon completion of specific activities.

These credit arrangements are subject to the Bank’s normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table below represent the maximum credit risk exposure to the Bank should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contractual amounts do not necessarily represent future cash requirements.

At 31 December 2001, the Bank had entered into credit related arrangements with contractual amounts representing credit risk as follows:

	31 December 2001	31 December 2000
	(In BD$ thousands)
Commitments to extend credit	1,430,245	1,034,741
Letters of credit and guarantees	320,118	292,666
Securities lending	1,030	980
Synthetic revolver facilities	—	40,000

Total	1,751,393	1,368,387

Of the total contingent liability for letters of credit and guarantees, $264 million (31 December 2000—$235 million) is fully collateralised.

The Bank enters into securities lending transactions through an agent, with counterparties that are pre-approved by the Bank. These transactions are treated as secured borrowings. All transactions are fully cash collateralised. The amount above represents the fair value of securities loaned and the equivalent cash collateral received.

At 31 December 2000, the Bank had entered into two synthetic revolver facilities which consisted of put options sold by the Bank which gave the holder of the options the right to put the Bank into an asset swap package at any time before a specified date. The put options had a fair value of $nil at 31 December 2000 and fees received for theses facilities were recognised in the Consolidated Statement of Income over the period of the facilities. The facilities expired during the year ended 31 December 2001 and were not renewed.

In addition to credit related commitments, the Bank had outstanding commitments to invest a total of $6.7 million (31 December 2000—$10.7 million) in unquoted equity investments at 31 December 2001.

Credit Card Losses

In late 1999, a client of the Bank’s e-commerce division entered into a business relationship with certain online merchants and began processing credit card transactions with these merchants. These transactions were passed onto the Bank for settlement. Some of these merchants were allegedly involved in the fraudulent use of certain credit card numbers resulting in customer charge-backs and losses to the client. In accordance with MasterCard and Visa procedures, the Bank, as the card processor, is ultimately liable for such charge-backs if the payment gateway company is unable to meet them. The client was unable to meet these charge-backs and they were funded through an overdraft facility with the Bank.

At 30 June 2000, the amount of the Bank’s total exposure was estimated to be $3.0 million. This was based upon information provided to the Bank about the extent of the total internet sales by the particular merchants and the amount of customer charge-back activity that had been experienced up to that date. This amount was provided for in the financial statements at 30 June 2000.

In the six month period ended 31 December 2000, additional information became available about the extent of the alleged fraudulent sales activity and additional amounts of customer charge-backs were experienced through an overdraft account. During the period the outstanding overdraft facility was converted into an equity investment of $4.0 million in the client and an additional loan of $1.7 million was granted. At 31 December 2000, total charge-backs were $5.7 million and the Bank had a specific allowance against the loan of $1.7 million and had written down the equity investment to $nil, due to its impairment. An additional reserve of $1.3 million was recorded in respect of the estimated additional charge-backs that had been incurred, but not yet reported to the client at that date.

In the year ended 31 December 2001, no further chargebacks occurred and the Bank released the $1.3 million reserve for the estimated additional chargebacks. In addition, recoveries from insurers of $1 million were received in 2001. There remains the possibility of a recovery of funds from third party bank accounts used by the alleged perpetrators of the fraud, although the amounts of any potential recoveries are currently not known. No accrual has been made for such recoveries at this time.

Legal Proceedings

In the ordinary course of business the Bank and its subsidiaries are routinely defendants in, or parties to, a number of pending and threatened legal actions and proceedings. Except as outlined in the following paragraphs, management believes, based on information currently available to it, that the actions and proceedings and losses, if any, resulting from the final outcome thereof will not be material in the aggregate to the Bank’s financial position or results of operations.

In October 2001, the Bank and two of its subsidiaries, the Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Ltd., settled two civil actions brought against the Bank and those subsidiaries in U.S. federal district courts in Florida and Illinois relating to the alleged involvement by the Bank and those subsidiaries in a scheme to defraud investors in a business known as Cash 4 Titles. It is expected that a third action filed in Alabama against one of its subsidiaries will be dismissed as part of this settlement. Forty-three investors claiming to have invested and lost a total of approximately $4.3 million filed written requests to opt out of the settlement.

Although these US actions have been settled, Bank of Bermuda (Cayman) and Bermuda Trust (Cayman) have been named as defendants in a pending civil action in the Cayman Islands relating to Cash 4 Titles. The Cayman Islands case commenced on 28 October 1999 in the Grand Court of the Cayman Islands against two Cash 4 Titles-related entities and Bank of Bermuda (Cayman) by a Cayman Islands corporation that allegedly invested in Cash 4 Titles. Plaintiffs claim approximately $22 million in damages as well as interest and costs. The two Bank Cayman subsidiaries have prepared for a non-jury trial which is listed in the Grand Court of the Cayman Islands for six weeks beginning 11 February 2002.

The Bank recorded a net expense of $33.4 million for the year ended 31 December 2001 relating to the US settlement of the Cash 4 Titles litigation. This charge represents the Bank’s maximum $67.5 million liability related to the settlement offset by $34.1 million of insurance recoveries.

Management estimates that the range of reasonably possible loss related to all remaining current and potential litigation related to Cash 4 Titles is approximately $nil to $20 million. The Bank has recorded an additional provision of $10 million, representing management’s current best estimate of the liabilities and expenses with respect to all remaining current and potential Cash 4 Titles related litigation. However, this amount is an estimate based upon currently available information and actual liabilities and expenses may be significantly higher or lower. The Bank continues to pursue additional recoveries under its insurance policies; however, nothing has been accrued for such recoveries as at 31 December 2001.

8    PENSION PLANS AND POST-RETIREMENT BENEFITS

The Bank provides non-contributory defined contribution pension plans to its employees in the majority of its locations. Employees are able to make voluntary payments to the defined contribution plans. The Bank has a defined benefits plan for most of its employees in the United Kingdom. Defined benefits are based upon length of service and the employee’s level of compensation. Certain group companies also participate in an unfunded post retirement benefit plan that provides health care for retired employees.

Defined Benefit Plans

The following table provides summaries of the defined benefit pension plans’ estimated financial position at:

	31 December 2001	31 December 2000
	(in BD$ thousands)
Benefit Obligations
Beginning of period	121,544	112,333
Current service cost	4,014	1,853
Interest cost	5,554	4,289
Actuarial loss	338	2,585
Benefits paid	(1,638)	(1,351)
Benefit improvement	5,335	1,835
Plan Settlement	(104,298)	—

End of period	30,849	121,544

Plan Assets at Fair Value
Beginning of period	120,345	112,389
Actual return on plan assets	1,670	8,223
Employer contributions and transfers in	2,131	1,084
Benefits paid	(1,638)	(1,351)
Plan Settlement	(93,360)	—
Assets withdrawn from pension plan	(8,572)	—

End of period	20,576	120,345

Prepaid/(Accrued) Benefit
Funded status of plan	(10,273)	(1,199)
Unrecognised net asset at transition	(79)	(85)
Unrecognised net (gain) loss	5,744	811
Unrecognised prior service costs	2,200	2,327

Total prepaid/(accrued) benefit	(2,408)	1,854

Actuarial Assumptions:
Discount rate used to determine benefit obligations	5.5%	6.7%
Rate of increase for future compensation	4.5%	4.5%
Expected long-term rate of return on assets	8.0%	8.0%

As at 31 December 2001, the pension plan assets consisted of equities 76.9% (31 December 2000—9.9%), fixed income investments 18.2% (31 December 2000—11.8%) other investments 0% (31 December 2000—4.1%) and cash and cash equivalents 4.9% (31 December 2000—74.2%). Included in equity securities is an investment in Bank of Bermuda with a fair value of $nil (31 December 2000—$4.7 million).

Effective 1 January 2000, the Bank decided to change to a defined contribution pension plan from the previous defined benefits plan for Bermuda based employees. Employees were offered the choice of remaining in the defined benefit plan, or joining the defined contribution plan. Those joining the defined contribution plan received a transfer value from the defined benefit plan in settlement of any liability of the plan. Almost all of the employees decided to join the defined contribution plan. Acceptance of this change by the employees was finalised during the year ended 31 December 2001. Partial transfers took place during the year ended 30 June 2000 totalling $66.5 million. During the year ended 31 December 2001, the final transfer of assets took place with a total payment of $59.3 million. During 2001, a decision was also made to purchase annuities in respect of former employees receiving a pension and those electing not to transfer to the defined contribution plan. The Plan purchased annuities at a cost of $34.0 million from an insurance company in respect of these individuals. This cost is included in the plan settlement amounts shown in the table above. As a result of the final settlement of the Bermuda plan, the Bank recorded a gain on settlement of $5.6 million representing the excess assets in the plan at the completion of the settlement.

The balance in the pension plan at 31 December 2001 relates to the UK plan only and no further obligation exists for the Bermuda defined benefit plan. Effective 1 January 2002, the UK plan will no longer accept new employees into the defined benefit plan and a new defined contribution plan will be commenced for those employees. In addition, current employees will have the choice to join the new defined contribution plan.

The following tables show the expense for the Bank’s defined benefit pension plans:

	Year Ended 31 December 2001	Six months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
	(In BD$ thousands)
Service cost	4,014	1,853	6,799	8,573
Interest cost	5,554	4,289	4,514	7,180
Expected return on plan assets	(6,059)	(4,706)	(33,047)	(9,835)
Net amortisation	170	7	25,884	(571)

Periodic pension cost	3,679	1,443	4,150	5,347
Gain on pension settlement	5,562	—	—	—

Net expense/(income)	(1,883)	1,443	4,150	5,347

Defined Contribution Plans

Effective 1 January 2000, the Bank adopted a non-contributory defined contribution plan for its Bermuda based employees. The net pension cost for the defined contribution plan for the year ended 31 December 2001 was $7.3 million (six months ended 31 December 2000—$4.1 million; year ended 30 June 2000—$2.8 million).

The net pension cost for the defined contribution plans of employees of a number of overseas subsidiary companies was $4.0 million for the year ended 31 December 2001 (six months ended 31 December 2000—$1.2 million; years ended: 30 June 2000—$2.6 million; 30 June 1999—$2.7 million).

Post-Retirement Benefit Plan

The following table provides a summary of the post retirement benefit plan’s estimated financial position at:

	31 December 2001	31 December 2000
	(in BD$ thousands)
Benefit Obligations
Beginning of period	18,298	17,423
Current service cost	943	468
Interest cost	1,391	675
Actuarial loss	6,345	—
Plan curtailment	(1,003)	—
Net benefits paid	(622)	(268)

End of period	25,352	18,298

Accrued Benefit Expense
Funded status of plan	(25,352)	(18,298)
Unrecognised net actuarial loss/(gain)	690	(5,310)

Total accrued expense	(24,662)	(23,608)

Discount rate used to determine benefit obligations	7.0%	8.0%

The assumed health care cost trend rate used in measuring the post-retirement benefit plan obligations was 8.5% for 2002 (2001—7.5%). The ultimate health care trend rate used was 5.0% (31 December 2000—5.0%) which will be reached in 2009 (31 December 2000-2005). The health care trend rate is expected to fall by 0.5% each year until the ultimate rate is reached.

The following table presents the expenses for the Bank’s post retirement benefit plan:

	Year Ended 31 December 2001	Six months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
	(In BD$ thousands)
Service cost	943	468	1,009	1,158
Interest cost	1,391	675	1,255	1,291
Amortisation of net gain	(233)	(127)	(182)
Curtailment gain	(425)	—	—	—

Total	1,676	1,016	2,082	2,449

If the health care cost trend rates were increased by 1%, the post retirement benefit obligation as of 31 December 2001, would have increased 19% and the aggregate expense for service and interest costs for the year ended 31 December 2001 would have increased by 14%. Conversely, if the health care cost trend rates were decreased by 1%, the post retirement benefit obligation as of 31 December 2001 would have decreased 15%, and the aggregate expense for service and interest costs for the period would have decreased by 20%.

During the year ended 31 December 2001, the post-retirement benefit plan for our European offices was curtailed and resulted in a gain to the Bank of $425,000. The plan will continue for our Bermuda office.

9    FAIR VALUE

The amounts set out below represent the fair values of the Bank’s financial instruments using the valuation methods and assumptions described below:

	31 December 2001			31 December 2000
	Book Value	Fair Value	Difference	Book Value	Fair Value	Difference
	(In BD$ millions)
Assets
Cash and deposits	3,570	3,570	—	4,850	4,850	—
Marketable securities	5,468	5,468	—	4,694	4,694	—
Loans	1,478	1,474	(4)	1,514	1,505	(9)
Other	153	153	—	178	178	—

Liabilities
Customer deposits	9,943	9,943	—	10,510	10,510	—
Other	235	235	—	237	237	—

The fair value of cash and deposits, other assets, and other liabilities are considered to approximate book value as the items are predominately short-term in nature, or are variable rate instruments.

The fair value of marketable securities and derivative financial instruments is assumed to approximate their market value as provided in Notes 2 and 6 of these consolidated financial statements. Variable rate loans are assumed to have fair values that approximate book value as the interest rates on these loans automatically reprice to market. Fair values of longer term fixed rate loans are estimated using discounted cash flows at prevailing market rates. Staff home loans at preferential rates account for the majority of the difference between the fair and book values of the loan portfolio.

The fair values of customer deposits payable on demand, payable after notice and floating rate deposits payable on a fixed date are considered to be approximate to their book values. The majority of fixed deposits mature within three months and market value approximates book value.

The fair value amounts are designed to approximate amounts at which these instruments could be exchanged in a current transaction between willing parties; however, in some circumstances financial instruments may lack an available trading market. Therefore, fair values are based on estimates using present value and other valuation techniques which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates which reflect varying degrees of risk.

10    BUSINESS SEGMENTS

The Bank has adopted SFAS No. 131—Disclosures about Segments of an Enterprise and Related Information, which superseded SFAS No. 14—Financial Reporting for Segments of a Business Enterprise. This statement establishes standards for reporting information about business segments in the footnotes to annual financial statements. The statement requires disclosure on a business segment basis, as defined by the Bank, including a description of products and services and profit or loss, as measured by the Bank’s management, in assessing sector performance and geographic information on assets and revenue.

Various lines of business that offer different products and services but that share similar basic and economic characteristics have been combined into four major business segments; Global Fund Services, Private Client Services, Corporate Cash Management and Retail Client Services.

The Global Fund Services segment represents global custody services, accounting, valuation, administration and general banking services provided to collective investment vehicles and trusts. Private Client Services include global custody services, investment advisory services, administration of trusts and private banking services provided to high net worth individuals and families. The Corporate Cash Management segment includes banking and financial services such as interest rate and foreign exchange risk management, electronic banking and credit provided to corporate clients. Retail Client Services activities include retail banking services, credit cards and lending, which are primarily delivered in Bermuda.

Revenues and expenses that do not relate directly to these segments are included in the “Other” category. This segment captures non-client specific revenues and expenses such as proprietary trading income, return on investment of unallocated capital, certain corporate expenses.

The Bank’s management reporting system incorporates processes for allocating revenue and expenses to each segment, as well as for attributing assets, liabilities and the applicable interest income and expense. All revenues are from external customers who are identified as either Global Fund Services, Private Clients Services, Corporate Cash Management or Retail Client Services. Total revenues generated by providing those clients with the Bank’s products and services are recorded within the relevant client group. Direct expense is attributed to each group, with the remaining operating expense being allocated based on a number of matrices. Capital is allocated based on the risk-weighted assets employed. The capital allocations may not, however, be representative of the capital that would be required if the segments operated as independent entities. Capital not attributable to any of the four client business segments is allocated to the “Other” category.

The following tables represent the performance of each of the segments. As the Bank operates in a number of jurisdictions, its results from operations and assets are also presented below on a geographic basis.

	Year Ended 31 December 2001
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(in BD$ thousands)
Non-interest and other income	139,193	72,605	10,747	25,140	1,111	248,796
Net interest income, after provision for loan losses	48,975	30,587	50,041	55,087	10,322	195,012

Total revenue	188,168	103,192	60,788	80,227	11,433	443,808
Operating expenses	162,213	76,281	23,461	57,570	57,435	376,960

Income/(loss) from operations before income axes	25,955	26,911	37,327	22,657	(46,002)	66,848
Income taxes	2,784	2,506	291	40	1,150	6,771

Net income/(loss)	23,171	24,405	37,036	22,617	(47,152)	60,077

Average total division assets (in BD$ millions)	3,261	2,028	3,274	1,866	398	10,827

	Six Months Ended 31 December 2000
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(in BD$ thousands)
Non-interest and other income/(loss)	60,964	37,937	7,492	13,270	(1,806)	117,857
Net interest income, after provision for loan losses	28,840	16,794	25,596	27,775	3,171	102,176

Total revenue	89,804	54,731	33,088	41,045	1,365	220,033
Operating expenses	74,036	38,976	11,031	29,721	8,312	162,076

Income/(loss) from operations, before income taxes	15,768	15,755	22,057	11,324	(6,947)	57,957
Income taxes	1,157	1,259	68	61	683	3,228

Income/(loss) from operations, after income taxes	14,611	14,496	21,989	11,263	(7,630)	54,729
Cumulative effect of a change in accounting principle	—	—	—	—	1,517	1,517

Net income/(loss)	14,611	14,496	21,989	11,263	(6,113)	56,246

Average total division assets (in BD$ millions)	3,316	2,089	2,680	2,060	279	10,424

	Year Ended 30 June 2000
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(in BD$ thousands)
Non-interest and other income	114,111	73,030	15,906	26,258	8,414	237,719
Net interest income, after provision for loan losses	52,301	28,255	38,992	57,805	3,940	181,293

Total revenue	166,412	101,285	54,898	84,063	12,354	419,012
Operating expenses	133,445	74,995	24,961	59,635	11,784	304,820

Income from operations, before income taxes	32,967	26,290	29,937	24,428	570	114,192
Income taxes/(recovery)	3,872	2,533	200	(66)	1,599	8,138

Net income/(loss)	29,095	23,757	29,737	24,494	(1,029)	106,054

Average total division assets (in BD$ millions)	3,283	2,159	2,350	2,156	153	10,101

	Year Ended 30 June 1999
	Global Fund Services	Private Client Services	Corporate Cash Management	Retail Client Services	Other	Total
	(in BD$ thousands)
Non-interest and other income	93,763	61,507	14,579	22,709	17,867	210,425
Net interest income, after provision for loan losses	37,623	23,820	27,117	52,383	2,569	143,512

Total revenue	131,386	85,327	41,696	75,092	20,436	353,937
Operating expenses	126,250	71,220	18,983	51,186	7,734	275,373

Income from operations, before income taxes	5,136	14,107	22,713	23,906	12,702	78,564
Income taxes	1,770	1,134	312	—	1,712	4,928

Net income	3,366	12,973	22,401	23,906	10,990	73,636

Average total division assets (in BD$ millions)	3,059	1,999	1,953	2,380	43	9,434

Geographic Disclosures

A significant portion of the Bank’s assets and earnings is derived from the activities of subsidiaries based overseas. The following is a summary of the Bank’s results by geographic region net of intercompany eliminations:

	Year Ended 31 December 2001
	Total Assets	Total Revenues	Operating Expenses	Income Taxes	Net Income/ (Loss)
	(In BD$ thousands)
Bermuda	5,779,575	245,155	164,764	—	80,391
Rest of North America	695,000	10,383	65,010	21	(54,648)
Europe	2,620,630	100,279	80,207	3,044	17,028
Hong Kong	1,701,671	76,208	58,978	2,833	14,397
Rest of Asia Pacific	11,143	11,783	8,001	873	2,909

Total Bank	10,808,019	443,808	376,960	6,771	60,077

	Six Months Ended 31 December 2000
	Total Assets	Total Revenues	Operating Expenses	Income Taxes	Net Income
	(In BD$ thousands)
Bermuda*	5,899,109	117,428	86,382	—	32,563
Rest of North America	709,464	12,880	10,564	68	2,248
Europe	2,879,269	48,337	34,299	1,511	12,527
Hong Kong	1,872,949	35,770	26,915	1,382	7,473
Rest of Asia Pacific	12,968	5,618	3,916	267	1,435

Total Bank	11,373,759	220,033	162,076	3,228	56,246

* Bermuda’s net income includes the gain of $1.5 million recognised due to the change in accounting principle.

	Year Ended 30 June 2000
	Total Assets	Total Revenues	Operating Expenses	Income Taxes	Net Income
	(In BD$ thousands)
Bermuda	5,563,780	225,260	167,759	—	57,501
Rest of North America	652,379	21,126	13,432	(134)	7,828
Europe	2,614,796	91,641	71,716	3,918	16,007
Hong Kong	1,504,751	70,983	44,894	3,944	22,145
Rest of Asia Pacific	14,867	10,002	7,019	410	2,573

Total Bank	10,350,573	419,012	304,820	8,138	106,054

	Year Ended 30 June 1999
	Total Assets	Total Revenues	Operating Expenses	Income Taxes	Net Income
	(In BD$ thousands)
Bermuda	5,453,901	190,103	145,873	—	44,230
Rest of North America	687,086	17,855	11,285	(51)	6,621
Europe	2,365,411	84,614	70,886	3,143	10,585
Hong Kong	1,039,759	54,325	40,937	1,738	11,650
Rest of Asia Pacific	11,094	7,040	6,392	98	550

Total Bank	9,557,251	353,937	275,373	4,928	73,636

Segment assets at 31 December 2001 include premises, equipment and computer software of $139.1 million (31 December 2001—$137.3 million; 30 June 2000—$133.9 million; 30 June 1999—$128.3 million) broken down by geographic region as follows:

	31 December 2001	31 December 2000	30 June 2000	30 June 1999
	(In BD$ thousands)
Bermuda	114,828	113,824	112,005	101,930
Rest of North America	8,694	8,585	7,601	8,928
Europe	10,386	10,447	10,633	12,590
Hong Kong	4,190	3,226	1,990	3,252
Rest of Asia-Pacific	1,006	1,199	1,699	1,635

11    RELATED PARTY TRANSACTIONS

Sale of Subsidiary

On 18 June 2001, the Bank sold its remaining 50% ownership of First Ecommerce Data Services Limited (FEDS) to a former related party, First Ecom.com (First Ecom), for $4.2 million which resulted in a net gain to the Bank of $2.0 million. On 6 October 2000, the Bank sold the first 50% of its interest in FEDS to First Ecom for $3.0 million, which resulted in a net gain to the Bank of $2.8 million.

First Ecom was a joint venture partner in the FEDS initiative to provide multi-currency credit card processing solutions to online merchants and the Bank owned 10.4% of First Ecom at 31 December 2000. On 2 November 2001, the Bank completed the sale of its investment in First Ecom for $150,000, or 7.5 cents per share, resulting in a cumulative net loss of $14.15 million, of which $10.0 million was recognised in the six months ended 31 December 2000 and $4.15 million in the year ended 31 December 2001.

Share Interests

At 31 December 2001, the directors and executive officers of the Bank had combined interests in 1,575,991 (31 December 2000—1,664,055) of the Bank’s common shares.

Executive officers of the Bank currently have subscriptions outstanding for 10,252 common shares under the Bank’s Employee Share Purchase Plans and 53,995 restricted common shares under the Executive Share Plan at 31 December 2001 (31 December 2000—11,232 common shares and 67,801 restricted common shares). In addition, 76,930 Performance Accelerated Restricted Shares have been issued under the Executive Share Plan to date (31 December 2000—67,632). A total of 2,403,873 options granted to current and former executive officers at the market price of the Bank’s shares on the grant date were outstanding at 31 December 2001 (31 December 2000—1,902,811).

A total of 78,888 options granted to current and former non-executive directors of the Bank at the market price of the Bank’s shares on the grant date were outstanding at 31 December 2001 (31 December 2000—71,661).

Directors’ Compensation

Directors who are not also employees of the Bank, other than the chairman and deputy chairman of the board, receive compensation at the rate of $5,000 per annum for their service as board members and $500 per board meeting and committee meeting attended. Committee chairmen receive an additional $15,000 per annum. The chairman and deputy chairman receive an all-inclusive fee of $65,000 and $45,000 per annum respectively. In addition, 2,000 options to purchase common shares of the Bank are issued to eligible directors each year at an exercise price equal to market price on the date of the grants. Henry B. Smith, who is an employee of the Bank, does not receive additional compensation for his service as a director.

Connected Lending

In the ordinary course of business, as a significant lender in the Bermuda market, the Bank makes loans to directors and their associates at substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time of origination for comparable transactions with other borrowers. The Bank provides, as a benefit to all employees, loan facilities at preferred lending rates. Such lending to executive officers is at the same terms as to other employees. There is no preferred lending to associates of executive officers. The term associates means immediate family members and entities in which the directors, executive officers or their families have a beneficial ownership of 10% or more.

The total amounts due from directors, executive officers, and their associates were $20.2 million at 31 December 2001 (31 December 2000—$23.3 million). During the year ended 31 December 2001, new loans totaling $2.3 million (six months ended 31 December 2000—$nil) were granted and reductions were made to outstanding loan balances totalling $5.4 million (six months ended 31 December 2000—$13.1 million).

12    SHARE PLANS

Employee Share Purchase Plan

In August 1998, the Bank introduced the Third Employee Share Purchase Plan and this replaced all previous plans. Under this new plan, all employees may subscribe to purchase shares at a discounted value not exceeding 10% of their annual gross salary, or $25,000, whichever is less. The purchase price of the shares is 75% of the market price on the plan’s subscription date. Employees pay the cost of the shares over a one year period, at which point they are fully vested. At the conclusion of the plan year, shares purchased are issued from authorised, unissued share capital or supplied by purchases in the open market.

Due to the size of the purchase discount compared to the market price of the shares at the subscription date, the Bank treats its Employee Share Purchase Plan as compensatory plans under the guidance provided by Accounting Principles Board Opinion No. 25—Accounting for Stock Issued to Employees (APB No. 25) and FASB Interpretation No. 44—Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB No. 25 (FIN No. 44). A compensation expense is measured at the subscription date equal to the amount of discount on the purchase of the shares and this is recognised as an expense over the vesting period.

During the year ended 31 December 2001, employees subscribed to 166,183 shares (six months ended 31 December 2000—214,322; years ended: 30 June 2000—222,244; 30 June 1999—150,320) under the plan. The Bank has recorded compensation expense for its Third Employee Share Purchase Plans of $1,659,000 in the year ended 31 December 2001 (six months ended 31 December 2000—$899,000; years ended: 30 June 2000—$1,329,000; 30 June 1999—$808,000).

Executive Share Plan

In July 1998 the Bank introduced an Executive Share Plan. The plan has two main components:

—An Executive Share Purchase element

—A Performance Accelerated Restricted Share element (PARS)

Under the Executive Share Purchase element, 20% of each annual cash bonus must be used to subscribe for common shares in the Bank at a discount of 25% of their market value. These shares are held in trust and are restricted from sale or use by the executive officer for three years. Due to the size of the purchase discount compared to the market price of the shares at the subscription date, the Bank treats this plan as compensatory under the guidance provided by APB No. 25 and FIN No. 44. A compensation expense is measured at the subscription date equal to the amount of discount on the purchase of the shares and this is recognised as an expense over the vesting period of three years.

During the year ended 31 December 2001, executive officers subscribed to 10,193 shares (six months ended 31 December 2000—26,078; years ended: 30 June 2000—21,809; 30 June 1999—19,904 shares) under this plan. The Bank has recorded compensation expense for the Executive Share Purchase element of $163,000 (six months ended 31 December 2000—$65,000; years ended: 30 June 2000—$80,000; 30 June 1999—$36,000).

Under the PARS element, the compensation committee determines which of the executive officers and key employees may participate. These participants are entitled to receive an award of common shares that will be held by trustees and restricted from sale or use for a period of between three and seven years. The vesting period cannot be less than three years and will depend upon the performance criteria as established by the compensation committee of the board. The common shares awarded under the PARS element are issuable out of authorised unissued share capital or by purchases in the open market.

During the year ended 31 December 2001, the Bank granted 8,209 shares (six months ended 31 December 2000—16,092; years ended: 30 June 2000—23,093; 30 June 1999—24,200) under this plan. The Bank recognises compensation expense for the PARS based upon the market value of the shares awarded. This compensation cost is being recognised over the vesting period of seven years. The Bank has recorded compensation expense for the PARS of $294,000 for the year ended 31 December 2001 (six months ended 31 December 2000—$123,000; years ended: 30 June 2000—$167,000; 30 June 1999—$85,000).

Executive Share Option Plan

In June 1997, the Bank adopted an Executive Share Option Plan. Executive officers of the Bank, certain key employees and others that may be approved by the compensation committee, are eligible to be granted options under the plan. A total of 2.75 million common shares may be issued pursuant to the exercise of awards granted under the plan. At 31 December 2001, a total of 1,838,824 options (31 December 2000—1,902,811) granted to certain executive officers and 535,065 options (31 December 2000—724,040) to key employees of the Bank were outstanding.

The exercise price is equal to the fair market value of the Bank’s shares at the date of grant. The options become exercisable on a cumulative basis of 25% on each of the first, second, third and fourth anniversaries of the date of grant. No options may be exercised after a period of ten years from the date of grant.

Share Option Plan 2000

In September 2000, the Bank adopted the Share Option Plan 2000. The 2000 plan expands eligibility to include all Bank employees. The Bank uses option grants to retain key and high-performing employees who are not executives in addition to supporting the Bank’s current executive compensation structure and to support a performance based compensation by providing options for outstanding performance. A total of 3.3 million common shares may be issued from authorised unissued share capital under the 2000 plan. At 31 December 2001, a total of 565,049 options (31 December 2000—nil) granted to certain executive officers and 550,492 options (31 December 2000—nil) to key employees of the Bank were outstanding under the Share Option Plan 2000. Key provisions of this plan are the same as the Executive Share Option Plan adopted in 1997.

Director Share Option Plan

In September 1999, the Bank adopted the Director Share Option Plan. Under the plan, non-executive directors are eligible to receive 2,000 options to purchase Bank shares each year. The options are granted at an exercise price equal to the market price of the shares as at the date of the grant. A total of 251,428 common shares may be granted under this plan. The options vest over four years at 25% per year and must be exercised within ten years from the date of the grant. Early termination conditions and change of control provisions are the same as the Executive Share Option Plan adopted in 1997.

At 31 December 2001, 78,888 options (31 December 2000—71,660) granted to non-executive directors were outstanding.

The following tables present the options granted under the Executive Share Option Plan, the Share Option Plan 2000, and the Director Share Option Plan:

	Year Ended 31 December 2001		Six Months Ended 31 December 2000
	Number of Shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding—beginning of period	2,698,512	21.21	2,380,652	19.72
Granted	1,278,340	42.41	361,585	31.05
Cancelled	(120,540)	(32.27)	(22,186)	(22.85)
Exercised	(287,994)	(16.43)	(21,539)	(20.87)

Outstanding—end of period	3,568,318	28.82	2,698,512	21.21

Exercisable—end of period	1,548,171	19.71	1,162,975	17.89

	Year Ended 30 June 2000		Year Ended 30 June 1999
	Number of Shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding—beginning of period	1,710,594	18.62	1,223,829	15.58
Granted	774,212	22.27	510,274	25.70
Cancelled	(90,326)	(20.97)	(23,509)	(15.48)
Exercised	(13,829)	(17.49)	—	—

Outstanding—end of period	2,380,651	19.72	1,710,594	18.62

Exercisable—end of period	1,020,580	17.05	546,229	15.07

The following table presents the characteristics of the options granted under the Executive Share Option Plan, the Share Option Plan 2000, and the Director Share Option Plan at 31 December 2001:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted average life remaining	Weighted average exercise price	Number of shares	Weighted average exercise price
(in BD$)
14.46—21.33	1,168,579	6.0	16.86	1,037,221	16.30
22.27—29.79	1,033,399	7.6	25.67	470,273	26.00
32.73—43.64	665,592	9.5	37.01	38,225	33.11
45.23—50.00	700,748	9.2	45.61	2,452	45.23

	3,568,318	7.8	28.82	1,548,171	19.71

The number of shares that each option entitles the holder to subscribe for increased by 10% following a stock dividend to shareholders of record on 31 August 1999, by 14.29% following a 1-for-7 stock dividend to shareholders of record on 18 August 2000, and by 10% following a stock dividend to shareholders of record on 31 December 2001 (see Note 5) while the exercise price per share reduced so that the total cost of exercising each option was unchanged. The amounts shown in the above tables have been adjusted to reflect the impact of all stock dividends.

The Bank applies APB No. 25 and FIN No. 44 in accounting for the plans. No compensation expense was recognised for grants during the year as the market price of the Bank’s stock was equal to the option exercise price on the date of grant. During the year ended 31 December 2001, the Bank recorded compensation expense of $1.4 million relating to the modification of certain grants under the Executive Share Option Plan.

The Bank has adopted the disclosure provisions of SFAS No. 123—Accounting for Stock-Based Compensation which describes a method of accounting for stock compensation plans that is based on the fair value of the stock options granted. The weighted average fair value of stock options granted in the year ended 31 December 2001 was $12.87 (six months ended 31 December 2000—$10.65; years ended: 30 June 2000—$6.61; 30 June 1999—$8.63) per share, using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
Dividend yield	2.26%	2.45%	3.00%	3.53%
Risk free interest rate	4.50%	4.64%	6.10%	4.99%
Expected volatility	26.64	30.63	29.71	33.27
Expected lives	10 years	10 years	10 years	10 years

Had compensation cost been determined based on the weighted average fair value of the stock option awards granted in the periods presented, net income and earnings per share would have been reduced to the proforma amounts shown below:

	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
	(in BD$ thousands, except per share data)
Net income as reported	60,077	56,246	106,054	73,636
Net income—proforma	53,061	54,407	102,399	71,277
Earnings per share—as reported (basic)	2.00	1.87	3.61	2.59
—as reported (diluted)	1.91	1.81	3.53	2.52
Earnings per share—proforma (basic)	1.77	1.81	3.49	2.51
—proforma (diluted)	1.69	1.75	3.41	2.44

13    INCOME TAXES

The Bank’s income tax expense for all periods presented relates to income from continuing operations and is attributable to income tax expense of certain non-Bermuda subsidiaries.

Income tax expense attributable to continuing operations consists of:

	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
	(in BD$ thousands)
Current	6,606	2,961	8,314	4,942
Deferred	165	267	(176)	(14)
Total	6,771	3,228	8,138	4,928

Current year income tax expense attributable to continuing operations differed from the amounts computed at the Bermuda tax rate of nil. This difference is attributable to the various income tax rates imposed in certain jurisdictions in which the Bank or its subsidiaries may operate and certain permanent differences in calculating taxable income, such as non-deductible business development costs, donations, capital expenditures, special deductions and non-taxable interest income.

As at 31 December 2001, the deferred tax asset was $17,000 (31 December 2000—$192,000). The deferred tax asset arose due to tax losses carried forward, which begin to expire in 2019.

The Bank has not established any deferred taxes with respect to its investments in the stock of subsidiaries because 1) the recognition of gain or loss on the disposition of the stock would not occur within a taxable jurisdiction and/or 2) it is not apparent that any such difference would reverse in the foreseeable future. A deferred tax liability will be recognised if/when the Bank expects that any such differences would reverse in a taxable manner. As of 31 December 2001, the determination of the effect of such differences is not practicable.

14    EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share:

	Year Ended 31 December 2001	Six Months Ended 31 December 2000	Year Ended 30 June 2000	Year Ended 30 June 1999
	(in BD$ thousands, except per share data)
Net income available to common shareholders	60,077	56,246	106,054	73,636

Weighted average number of common shares outstanding	29,977	30,060	29,355	28,437
Basic earnings per share:
Income from operations, after income taxes	2.00	1.82	3.61	2.59
Cumulative effect of a change in accounting principle	—	0.05	—	—
Net income	2.00	1.87	3.61	2.59

Net income available to common shareholders	60,077	56,246	106,054	73,636

Weighted average number of common shares outstanding	29,977	30,060	29,355	28,437
Plus: incremental shares from assumed
Exercise of stock options	1,409	1,081	486	407
Exercise of warrants	—	—	188	346

Adjusted weighted average number of common shares outstanding	31,386	31,141	30,029	29,190

Diluted earnings per share:
Income from operations, after income taxes	1.91	1.76	3.53	2.52
Cumulative effect of a change in accounting principle	—	0.05	—	—
Net income	1.91	1.81	3.53	2.52

As at 31 December 2001, the Bank had 3,568,318 options outstanding (31 December 2000—2,698,512; 30 June 2000—2,380,651; 30 June 1999—1,710,594). As at 31 December 2001, the Bank had no warrants outstanding (31 December 2000—nil; 30 June 2000—nil; 30 June 1999—1,307,605).

The earnings per share amounts presented have been calculated giving effect to the stock dividends discussed in Note 5.

15    CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist if a number of clients or counterparties are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic or political conditions.

Details of the Bank’s loan portfolio are discussed in Note 3. The majority of personal, mortgage and commercial lending is made in Bermuda to Bermudian businesses and residents of the island. The Bermuda economy is largely dependent upon tourism and international business services and the health of these sectors depends to a large extent upon the strength of the US and European economies.

There are no material concentrations of risk in the international lending portfolio in terms of geographic region or underlying business activity. The Bank is also engaged in short-term lending to mutual fund and trust clients for the purposes of liquidity and for investment. This lending is normally collateralised by assets held in the custody of the Bank. There is no material concentration of credit risk for this activity in terms of geographic region or underlying business activity.

The Bank’s total interbank deposits averaged 38% (31 December 2000—39%) of total assets during the period. As a result of this high level of liquidity, the Bank frequently has a number of individual deposits that represent 10% or more of shareholders’ equity. The Bank manages this exposure by placing its deposits with well-rated financial institutions and by diversifying its deposits on a geographic basis.

The Bank’s marketable securities portfolio is discussed in more detail in Note 2. The majority of investments in floating rate notes and debt securities are in OECD government and government agency issues and corporate debt. Investments in corporate debt and equity instruments are well diversified with no investment in a single issuer exceeding 19% of shareholders’ equity at 31 December 2001 (31 December 2000—18%). This was an investment in a financial institution with a Moody’s senior debt rating of Aa3.

16    ACQUISITIONS OF SUBSIDIARIES AND AFFILIATES

Bermuda Home

During the year ended 30 June 1999, the Bank acquired the remaining 74.6% of Bermuda Home Limited (BHL) that it did not already own. The acquisition was accounted for using the purchase method of accounting. BHL’s primary business is providing residential and commercial mortgages to Bermuda residents financed by Bermuda dollar deposits.

The acquisition was completed by 31 May 1999, and the consideration was $59.7 million in cash. At the purchase date, the fair value of the net assets of BHL was $61.5 million. As the Bank purchased the remaining 74.6% of BHL that it did not already own, the fair value of the net assets acquired was $45.8 million. Goodwill arising on acquisition of $13.9 million is being amortised over a period of 15 years. Unamortised goodwill at 31 December 2001 was $11.3 million (31 December 2000—$12.2 million).

The Consolidated Statement of Income for the year ended 30 June 1999 includes the results of operations of BHL for the period from 1 January 1999, the date the Bank had a controlling interest, to 30 June 1999.

Investment in Affiliate

The Bank currently holds an investment in Measurisk, a start up company offering risk management analytical information to financial companies. During the year ended 31 December 2001 the Bank invested $4.2 million in the company bringing the total investment to date to $11.5 million. As this was in excess of 20% ownership, the Bank began to account for the investment using the equity method. The Bank’s share of the company’s losses was $4.2 million for the year ended 31 December 2001. The Bank also expensed $1.3 million relating to the amortisation of goodwill acquired upon the investment in the company. At 31 December 2001, the Bank determined the investment was other than temporarily impaired and a write down against the remaining carrying value of the investment of $6.0 million was made.

17    SUBSEQUENT EVENTS (unaudited)

Legal Proceedings

In February 2002, the Cayman Islands civil action discussed in Note 7 was settled as between the plaintiffs and Bank of Bermuda (Cayman) and Bermuda Trust (Cayman) Ltd. The actions have been discontinued with no finding of liability against either the Bank’s subsidiaries. Under the terms of settlement, the Bank’s subsidiaries have agreed to pay a total sum of $10 million to the plaintiffs, including all fees and costs. At 31 December 2001, the Bank estimated that approximately 80% of the Bank’s $10 million provision for liabilities and expenses with respect to all remaining current and potential Cash 4 Titles related litigation would be attributable to the Cayman actions. See Note 7. The Bank has incurred approximately $620,000 in legal fees in connection with the Cayman actions since 31 December 2001.

On 6 March 2002, an amended complaint was filed in an action in the United States District Court for the Southern District of Florida styled Norton et al. v. Homa et al. on behalf of 46 individuals and entities against, among others, Bank of Bermuda (Cayman). Most of the named plaintiffs were among the 43 investors who filed requests to opt out of the settlement described in Note 7. The Norton complaint alleges two claims seeking money damages under the Racketeer Influenced Corrupt Organizations Act (which provides for trebling) based upon virtually identical factual allegations as the settled US action styled Wolff et. al. v. Cash 4 Titles, et. al. The plaintiffs claim losses totalling $10.3 million, consisting of “investment losses” of approximately $4.7 million and “non-investment losses” of approximately $5.6 million. “Investment losses” consist of monies allegedly invested and lost by the plaintiffs in Cash 4 Titles. “Non-investment losses” consist of claimed losses by some plaintiffs as a result of judgments, settlements, costs, fees and expenses incurred by them in connection with legal proceedings brought against them by regulatory agencies and other Cash 4 Titles investors. Bank of Bermuda (Cayman) has not yet been served with any pleadings in the Norton action, but has received copies of the pleadings.

On 6 March 2002, Bank of Bermuda (Cayman) filed a motion in the Wolff action seeking, among other things, an order enforcing the settlement against those Norton plaintiffs that did not opt out of the settlement described in Note 7 or filed an untimely request to opt out of the settlement and enjoining them from proceeding with their claims against Bank of Bermuda (Cayman) on the grounds that those claims are barred by the settlement. On 15 April 2002, the court entered an order granting in part Bank of Bermuda (Cayman)’s motion. The court held that any Wolff class member who failed to file a written request to opt-out of the settlement on or before 17 September 2001 was bound by the settlement and final judgment, which bar the assertion of any Cash 4 Titles-related claims against the Bank and its subsidiaries. As a result, the claims for investment losses alleged by the Norton plaintiffs that did not timely opt out of the Wolff settlement are barred by the settlement. Bank of Bermuda (Cayman) believes that the effect of the Wolff court’s order is to reduce the total losses claimed by the plaintiffs remaining in the Norton action from $10.3 million to at most $6.8 million.

Of the $6.8 million in remaining claimed losses, $3.9 million is comprised of non-investment losses alleged by plaintiffs that did not timely opt out of the settlement. Therefore the only losses alleged in the Norton action by plaintiffs that filed timely requests to opt out of the settlement total $2.9 million, comprised of investment losses of $1.4 million and non-investment losses of $1.5 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.

TH	E BANK OF BERMUDA LIMITED

By:	/S/ HENRY B. SMITH
Henry B. Smith Chief Executive Officer

Date: April 22, 2002